Filed pursuant to Rule 424(b)(3)
SEC File No. 333-230554

CARROLS HOLDCO INC.

We are issuing shares of our common stock, par value $0.01 per share, to the existing holders of common stock of our current parent company, Carrols Restaurant Group, Inc. (“Carrols”), in connection with the transactions described in this prospectus. Prior to this offering, there has been no public market for our common stock. Holders of common stock of Carrols will receive, at no cost, one share of our common stock in exchange for each share of common stock of Carrols held by such stockholders. On April 8, 2019, 37,007,107 shares of common stock of Carrols were outstanding. Upon completion of the transactions described in this prospectus, all shares of common stock of Carrols will be cancelled. We intend to apply to list our common stock, as successor to Carrols, on The NASDAQ Global Market and, upon the completion of the mergers described in this prospectus, our common stock will trade under the symbol under which common stock of Carrols currently trades, “TAST”.

Investing in our common stock involves risks. See “Risk Factors” on page 22.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 16, 2019.

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PRESENTATION OF INFORMATION

Throughout this prospectus, unless the context requires otherwise, “we,” “us”, “our” and “NewCRG” refer to Carrols Holdco Inc., a Delaware corporation and the issuer of the shares offered hereby, and its future wholly owned subsidiary, Carrols, as well as Carrols’ direct and indirect subsidiaries. “Carrols” refers to Carrols Restaurant Group, Inc., a Delaware corporation and our current public parent company, individually or collectively with its consolidated subsidiaries not formed for purposes of the acquisitions described herein, as the context may require. Any reference to “Carrols Corp” refers to Carrols’ wholly owned subsidiary, Carrols Corporation, a Delaware corporation, and its consolidated subsidiary, unless otherwise indicated or the context otherwise requires. Any reference to “Carrols LLC” refers to the wholly owned subsidiary of Carrols Corp, Carrols LLC, a Delaware limited liability company, unless otherwise indicated or the context otherwise requires. Any reference to “Republic Foods, Inc.” refers to Carrols LLC’s wholly owned subsidiary, Republic Foods, Inc., a Maryland corporation unless otherwise indicated or the context otherwise requires. In addition, unless the context requires otherwise, references to “our Board” and “our common stock” refer to the board of directors and the common stock of our public parent company at the relevant time. Any reference to “Cambridge” refers to Cambridge Franchise Holdings, LLC, individually or together with its consolidated subsidiaries not formed for purposes of the acquisitions described herein unless otherwise indicated or the context otherwise requires. Any reference to “New CFH” refers to Cambridge’s wholly owned subsidiary, New CFH, LLC, a Delaware limited liability, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. When we use the terms “we,” “us” or “our” with respect to Cambridge or its business, or express “beliefs” with respect thereto, we have based those statements or beliefs on our general knowledge of the industries involved, the results of our due diligence investigations of Cambridge and other information provided to us by the management of Cambridge.

Carrols uses a 52- or 53- week fiscal year ending on the Sunday closest to December 31. Carrols fiscal years ended December 28, 2014, January 1, 2017, December 31, 2017 and December 30, 2018 each contained 52 weeks. Carrols fiscal year ended January 3, 2016 contained 53 weeks.

Throughout this prospectus, any reference to “BKC” refers to Burger King Corporation and its parent company, Restaurant Brands International Inc. (“RBI”). Any reference to “PLK” refers to Popeyes Louisiana Kitchen, Inc. and its parent company, RBI.

BURGER KING® is a registered trademark and service mark and WHOPPER® is a registered trademark of BKC. Popeyes® is a registered trademark and service mark of PLK. Neither BKC or PLK nor any of their respective subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys are in any way participating in, approving or endorsing this offering, any representations made in connection with this offering or any of the underwriting (if any) or accounting procedures used in this offering. The grant by BKC or PLK of any franchise or other rights to Carrols or Cambridge is not intended as, and should not be interpreted as, an express or implied approval, endorsement or adoption of any statement regarding actual or projected financial or other performance which may be contained in the prospectus. All financial information and other projections in this prospectus are our sole responsibility.

Any review by BKC or PLK of this prospectus or the information included herein has been conducted solely for the benefit of BKC or PLK to determine conformance with BKC or PLK internal policies, and not to benefit or protect any other person. No investor should interpret such review by BKC or PLK as an internal approval, endorsement, acceptance or adoption of any representation, warranty, covenant or projection contained in this prospectus.

The enforcement or waiver of any obligation of Carrols or Cambridge under any agreement between Carrols and BKC or BKC affiliates or between Cambridge and BKC or PLK and their respective affiliates is a matter of BKC, PLK or their respective affiliates’ sole discretion. No investor should rely on any representation, assumption or belief that BKC, PLK or their respective affiliates will enforce or waive particular obligations of ours under those agreements.

MARKET AND INDUSTRY DATA

In this prospectus, we refer to information, forecasts and statistics regarding the restaurant industry and to information, forecasts and statistics from Nation’s Restaurant News, the U.S. Census Bureau and the U.S. Department of Agriculture. Unless otherwise indicated, information regarding BKC in this prospectus has been made publicly available by BKC and information regarding PLK in this prospectus has been made publicly available by PLK. The information, forecasts and statistics we have used may reflect rounding adjustments.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. You should carefully read the entire prospectus, including the information in the sections entitled “Risk Factors” and “Financial Statements,” before making an investment decision.

The Companies

Carrols Restaurant Group, Inc.

968 James Street

Syracuse, New York 13203

(315) 424-0513

Carrols is one of the largest restaurant companies in the United States and has been operating restaurants for more than 55 years. Carrols is the largest Burger King franchisee in the United States, based on number of restaurants, and has operated Burger King restaurants since 1976. As of December 30, 2018, we owned and operated 849 Burger King restaurants located in 18 Northeastern, Midwestern and Southeastern states. Burger King restaurants feature the popular flame-broiled Whopper sandwich, as well as a variety of hamburgers, chicken and other specialty sandwiches, french fries, salads, breakfast items, snacks, smoothies, frappes and other offerings. Carrols’ believes that its size, seasoned management team, extensive operating infrastructure, experience and proven operating disciplines differentiate it from many of its competitors as well as many other Burger King operators. For the fiscal year ended December 30, 2018, Carrols’ restaurants generated total revenues of $1,179.3 million, our comparable restaurant sales increased 3.8% and our average annual restaurant sales for all restaurants were approximately $1.45 million per restaurant.

During 2018, Carrols acquired a total of 44 restaurants from other franchisees in four separate transactions. During 2017, Carrols acquired a total of 64 restaurants from other franchisees in three separate transactions. In 2016, Carrols acquired 56 restaurants in seven separate transactions.

In connection with the consummation of the transactions described in this prospectus, Carrols will merge with and into a wholly owned subsidiary of NewCRG and be renamed “Carrols Holdco Inc.”

Carrols Holdco Inc.

968 James Street

Syracuse, New York 13203

(315) 424-0513

NewCRG is a direct, wholly owned subsidiary of Carrols formed solely to effect the transactions described in this prospectus and has not conducted any business to date. Pursuant to the Agreement and Plan of Merger, dated as of February 19, 2019 (the “Merger Agreement”), by and among Carrols, NewCRG, GRC MergerSub Inc., GRC MergerSub LLC, Cambridge Franchise Partners, LLC (“CFP”), Cambridge and New CFH described in this prospectus, NewCRG will, by operation of law, become the parent company of Carrols and New CFH, each of which will survive as a wholly owned subsidiary of NewCRG. Thereafter, NewCRG will be renamed “Carrols Restaurant Group, Inc.”

GRC MergerSub Inc.

968 James Street

Syracuse, New York 13203

(315) 424-0513

GRC MergerSub Inc. (“Carrols Merger Sub”) is a direct, wholly owned subsidiary of NewCRG formed solely to effect the transactions described in this prospectus and has not conducted and will not conduct any business during any period of its existence. Pursuant to the Merger Agreement, Carrols Merger Sub will merge with and into Carrols, with Carrols continuing as the surviving corporation and a wholly owned subsidiary of NewCRG. Thereafter, Carrols will be renamed “Carrols Holdco Inc.”

GRC MergerSub LLC

968 James Street

Syracuse, New York 13203

(315) 424-0513

GRC MergerSub LLC (“Carrols Acquisition Sub”) is a direct, wholly owned subsidiary of NewCRG formed solely to effect the transactions described in this prospectus and has not conducted and will not conduct any business during any period of its existence. Pursuant to the Merger Agreement, Carrols Acquisition Sub will merge with and into New CFH, with New CFH as the surviving entity and a wholly owned subsidiary of NewCRG.

Cambridge Franchise Holdings, LLC

8010 Stage Hills Blvd.

Bartlett, Tennessee 38133

(901) 930-0700

Cambridge is a fast-growing, privately held restaurant franchisee company based in Memphis, Tennessee. Cambridge acquired its first Burger King restaurants in 2014 and added the Popeyes brand to its portfolio of restaurants in 2018.

Cambridge grows its business through strategic investments in new restaurant development and restaurant acquisitions. During the past two years, Cambridge has built 33 new restaurants and acquired 74 restaurants throughout the Southeast. As of December 31, 2018, Cambridge owned and operated 166 Burger King restaurants and 55 Popeyes restaurants located throughout Alabama, Arkansas, Indiana, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Tennessee and Virginia, as well as six gas stations and convenience stores.

Cambridge owns and operates its franchised restaurants and its convenience stores through its subsidiaries, the collective business of all of which (other than New CFH) is referenced in this prospectus as the “Cambridge Business.” Carrols will acquire the Cambridge Business in the Cambridge Merger. Immediately prior to the closing of the Cambridge Merger, Cambridge will contribute the Cambridge Business to New CFH for the purpose of effecting the Cambridge Merger.

Pursuant to the Merger Agreement, Cambridge will, by operation of law, become a stockholder of NewCRG.

New CFH, LLC

8010 Stage Hills Blvd.

Bartlett, Tennessee 38133

(901) 930-0700

New CFH is a direct, wholly owned subsidiary of Cambridge formed solely to effect the transactions described in this prospectus and has not conducted any business to date. Pursuant to the Merger Agreement, Carrols Acquisition Sub will merge with and into New CFH, with New CFH continuing as the surviving entity and a wholly owned subsidiary of NewCRG.

The Transactions

In connection with a reorganization of its holding company structure and to complete the acquisition of New CFH, Carrols has formed NewCRG, and NewCRG has formed Carrols Merger Sub and Carrols Acquisition Sub, which will merge with and into Carrols and New CFH, respectively.

Pursuant to a contribution agreement to be entered into by and among Cambridge, New CFH, Matthew Perelman, Neil Shah and Alex Sloane and effective immediately prior to the closing of the Cambridge Merger (as defined below), (i) Cambridge will transfer to New CFH all of the limited liability company units of its subsidiaries (the “Contributed Equity”) and all of its assets, properties and rights other than (a) the Contributed Equity and (b) any asset, property or right that is not used primarily in or does not relate primarily to the business of owning, acquiring, leasing, divesting, developing, operating and managing restaurants and convenience stores and activities and operations incidental thereto (the “Retained Assets”), (ii) each of Messrs. Perelman, Shah and Sloane will assign to New CFH his interest in all guarantees given by such individual in support of any obligation of Cambridge or of any subsidiary of Cambridge (the “Personal Guarantor Guarantees”) and (iii) New CFH will acquire and assume all of the obligations of CFH and of each of Messrs. Perelman, Shah and Sloane under the Personal Guarantor Guarantees other than liabilities that primarily relate to or arise out of the Retained Assets and any Personal Guarantor Guarantees in support of any obligation of Cambridge or any of its subsidiaries that is not primarily related to the business of owning, acquiring, leasing, divesting, developing, operating and managing restaurants and convenience stores and activities and operations incidental thereto (such transactions, the “Cambridge Reorganization”).

Upon satisfaction or waiver of the conditions to the transactions specified in the Merger Agreement, Carrols Merger Sub will merge with and into Carrols with Carrols as the surviving entity (the “Carrols Merger”). As a result of the Carrols Merger, Carrols will, by operation of law, become a wholly owned subsidiary of NewCRG. Following the consummation of the Carrols Merger, NewCRG will be renamed “Carrols Restaurant Group, Inc.” The officers and directors of NewCRG immediately after consummation of the Carrols Merger will be the same as the officers and directors of Carrols immediately prior to the consummation of the Carrols Merger. In addition, upon consummation of the Carrols Merger, the certificate of incorporation (except for certain technical matters) and by-laws of NewCRG will be the same as the certificate of incorporation and by-laws of Carrols immediately prior to the consummation of the Carrols Merger and Carrols’ certificate of incorporation and bylaws will be amended to remove the classified board of directors and for certain technical matters. Each share of (i) common stock, par value $0.01 per share, of Carrols (“Carrols Common Stock”) outstanding immediately prior to the consummation of the Carrols Merger will be converted into one share of common stock, par value $0.01 per share, of NewCRG (“NewCRG Common Stock”) and (ii) each share of Series B Convertible Preferred Stock, par value $0.01 per share, of Carrols (the “Carrols Series B Preferred Stock”) outstanding immediately prior to the consummation of the Carrols Merger will be converted into one share of Series B Convertible Preferred Stock, par value $0.01 per share, of NewCRG (the “NewCRG Series B Preferred Stock”). NewCRG Common Stock will be listed on the NASDAQ Global Market and will trade under Carrols’ current ticker symbol “TAST”. Holders of Carrols Series B Preferred Stock immediately prior to the consummation of the Carrols Merger will not be required to exchange their certificates representing shares of Carrols Series B Preferred Stock for certificates representing shares of NewCRG Series B Preferred Stock; certificates representing shares of Carrols Series B Preferred Stock will continue to represent an equal number of shares of NewCRG Series B Preferred Stock. Holders of Carrols Common Stock immediately prior to the consummation of the Carrols Merger will not be required to exchange their certificates representing shares of Carrols Common Stock for certificates representing shares of NewCRG Common Stock. The certificates representing shares of Carrols Common Stock will continue to represent an equal number of shares of NewCRG Common Stock. Each person entered as the owner in a book entry that, immediately prior to the Carrols Merger, represented any outstanding shares of Carrols Common Stock shall be deemed to have received an equivalent number of shares of NewCRG Common Stock.

Carrols Acquisition Sub will merge with and into New CFH, with New CFH as the surviving entity (the “Cambridge Merger”). As a result of the Cambridge Merger, New CFH will, by operation of law, become a wholly owned subsidiary of NewCRG.

The Carrols Merger and the Cambridge Merger are sometimes collectively referred to as the “Mergers.”

Merger Consideration

The consideration to be paid to Cambridge by NewCRG to acquire all of the equity of New CFH in the Cambridge Merger (the “Cambridge Merger Consideration”) will consist of (i) a number of shares of NewCRG Common Stock equal to 19.9% of the number of shares of NewCRG Common Stock outstanding immediately prior to the issuance of such shares of NewCRG Common Stock to Cambridge (such newly issued shares, the “NewCRG Investor Shares”) and (ii) 10,000 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of NewCRG (the “NewCRG Series C Preferred Stock”). At the effective time of the Cambridge Merger, Cambridge’s equity interest in New CFH will automatically be converted into the right to receive the Cambridge Merger Consideration.

NewCRG Series C Convertible Preferred Stock

In connection with the closing of the Cambridge Merger, NewCRG will issue to Cambridge 10,000 shares of NewCRG Series C Preferred Stock pursuant to a Certificate of Designations (the “NewCRG Series C Certificate of Designations”) which will be filed with the Delaware Secretary of State immediately prior to the completion of the Mergers. The NewCRG Series C Preferred Stock shall (i) accrue a dividend (the “NewCRG Series C Dividend”) of 9% per annum (accrued on a daily basis) that will be payable by increasing the Stated Value (as defined in the NewCRG Series C Certificate of Designations) per share of NewCRG Series C Preferred Stock every six months from the date of issuance (a “NewCRG Series C Dividend Payment Date”) provided that if the NewCRG Series C Preferred Stock is converted into NewCRG Common Stock prior to a NewCRG Series C Dividend Payment Date, any accrued and unpaid dividend since the date of the prior NewCRG Series C Dividend Payment Date shall be forfeited upon conversion, (ii) be subject to certain restrictions prohibiting the conversion of NewCRG Series C Preferred Stock and the issuance of shares of NewCRG Common Stock upon conversion (the “Issuance Restriction”), unless and until the stockholders of NewCRG approve such issuance and conversion (the “Stockholder Approval”), as further described below, (iii) be initially (at the Effective Time, as defined in the Merger Agreement) convertible into a number of shares of NewCRG Common Stock equal to the quotient of (1) the difference of (A) the Equity Consideration Amount and (B) the product of (x) the number of NewCRG Investor Shares and (y) 13.5 and (2) 13.5, subject to adjustment pursuant to certain anti-dilution provisions set forth in the NewCRG Series C Certificate of Designations and (iii) be automatically convertible into shares of NewCRG Common Stock upon Stockholder Approval (as defined below), subject to compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). The “Equity Consideration Amount” means the difference of (a) $200,000,000 and (b) the amount, if any, by which Net Debt (as defined in the Merger Agreement) exceeds $115,000,000. Pursuant to the Merger Agreement, NewCRG must seek the Stockholder Approval at its next annual meeting of stockholders to be held after the closing of the Mergers or at subsequent meetings of stockholders, if necessary, until the Stockholder Approval is obtained. The NewCRG Series C Preferred Stock will rank senior to the NewCRG Common Stock and NewCRG Series B Preferred Stock with respect to (i) any voluntary or involuntary liquidation, dissolution or winding-up of NewCRG, (ii) the consummation of a merger or consolidation in which the stockholders of NewCRG prior to such transaction own less than a majority of the voting securities of (a) the entity surviving or resulting from such transaction or (b) if the surviving or resulting entity is a wholly owned subsidiary of another corporation or entity immediately following such transaction, the parent corporation or entity of such surviving or resulting entity, or (iii) the sale, distribution or other disposition of all or substantially all of NewCRG’s assets (on a consolidated basis). In addition, the NewCRG Series C Preferred Stock will receive dividends on an as converted basis without regard to the Issuance Restriction.

The prior consent of holders of at least a majority of the shares of NewCRG Series C Preferred Stock then outstanding is required to, among other things, (i) (A) authorize, create, designate, establish or issue an increased number of shares of NewCRG Series C Preferred Stock or any other class or series of capital stock ranking senior to or on parity with the NewCRG Series C Preferred Stock as to dividends or upon liquidation or (B) reclassifying any shares of NewCRG Common Stock into shares of capital stock having preference or priority as to dividends or upon liquidation senior to or on parity with such preference or priority of the NewCRG Series C Preferred Stock, (ii) amend the NewCRG Series C Certificate of Designations or (iii) amend NewCRG’s organizational documents in a manner adverse to the rights, powers or preferences of the NewCRG Series C Preferred Stock or holders of NewCRG Series C Preferred Stock in their capacity as such.

Registration Rights and Stockholders’ Agreement

Simultaneously with the closing of the Mergers, NewCRG and Cambridge will enter into a Registration Rights and Stockholders’ Agreement (the “Registration Rights and Stockholders’ Agreement”) pursuant to which NewCRG will agree to file one shelf registration statement on Form S-3 covering the resale of at least 30% of the NewCRG Investor Shares, the shares of NewCRG Common Stock issuable upon conversion of the NewCRG Series C Preferred Stock (the “Conversion Common Stock”) and any shares of NewCRG Common Stock issued or issuable to Cambridge with respect to the NewCRG Common Stock and the Conversion Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger consolidation or other reorganization (collectively, the “Registrable Shares”) upon written request of Cambridge at any time after the 24-month anniversary of the closing of the Mergers. The Registration Rights and Stockholders’ Agreement also provides that Cambridge may make up to three demands to register, in connection with an underwritten public offering of the Registrable Shares, for the resale of at least 33.3% of the Registrable Shares held by Cambridge on the date of the closing of the Mergers upon the written request by Cambridge at any time following the 24th month anniversary of the closing of the Mergers. The Registration Rights and Stockholders’ Agreement also provides that whenever NewCRG registers shares of NewCRG Common Stock under the Securities Act of 1933, as amended (the “Securities Act”) (other than on a Form S-4 or Form S-8), then Cambridge will have the right as specified therein to register its shares of NewCRG Common Stock as part of that registration. The registration rights under the Registration Rights and Stockholders’ Agreement are subject to the rights of the managing underwriters, if any, to reduce or exclude certain shares owned by Cambridge from an underwritten registration under certain circumstances and, with respect to “piggyback” registrations, the rights granted to certain current and former executive officers of Carrols pursuant to a registration rights agreement entered into by Carrols and such executive officers on March 27, 1997. Except as otherwise provided, the Registration Rights and Stockholders’ Agreement requires NewCRG to pay for all costs and expenses incurred in connection with the registration of the Registrable Securities, other than underwriting discounts, selling commissions, stock transfer taxes and the fees and expenses of Cambridge’s legal counsel, provided that NewCRG will pay the reasonable fees and expenses of one counsel for Cambridge up to $50,000 in the aggregate for any registration thereunder, subject to the limitations set forth therein. NewCRG will also agree to indemnify Cambridge against certain liabilities, including liabilities under the Securities Act.

For the period that is two years after the date of the Registration Rights and Stockholders’ Agreement, Cambridge may not, without the approval of a majority of the directors of NewCRG other than the Cambridge Directors (as defined below), directly or indirectly transfer any shares of NewCRG Series C Preferred Stock (or any securities convertible into or exercisable or exchangeable for any such shares), NewCRG Investor Shares (or any securities convertible into or exercisable or exchangeable for any such shares), or Conversion Common Stock (or any securities convertible into or exercisable or exchangeable for any shares) held by Cambridge provided that such transfer restriction will not apply to (i) any transfer of NewCRG Investor Shares or Conversion Common Stock yielding up to $6.0 million in gross aggregate proceeds, and (ii) transfers to certain identified affiliates of Cambridge (such affiliates, “Permitted Affiliates”).

Until the date that Cambridge and the Permitted Affiliates collectively hold shares of NewCRG Common Stock and Conversion Common Stock constituting less than 14.5% of the total number of outstanding shares of NewCRG Common Stock (the “Cambridge Director Step-Down Date”), Cambridge has the right to nominate two individuals as director nominees of NewCRG, which shall initially be Matthew Perelman and Alex Sloane, and the NewCRG Board of Directors (the “NewCRG Board”) will take all necessary action to support the election and appointment of such director nominees as directors of the NewCRG Board (each such director, a “Cambridge Director”). From the Cambridge Director Step-Down Date to the date that Cambridge and the Permitted Affiliates collectively hold shares of NewCRG Common Stock and Conversion Common Stock constituting less than 10% of the total number of outstanding shares of NewCRG Common Stock (the “Cambridge Director Cessation Date”), Cambridge has the right to nominate one individual as a director nominee of NewCRG and NewCRG and the NewCRG Board will take all necessary action to support the election and appointment of such director nominee as a director of the NewCRG Board. Until the Cambridge Director Cessation Date, NewCRG and the NewCRG Board will act to ensure that the number of Cambridge Directors serving on each committee of the NewCRG Board is, to the extent possible proportional to the number of Cambridge Directors serving on the NewCRG Board and that at least one Cambridge Director serves on each of the Compensation Committee, the Finance Committee and the Nominating and Corporate Governance Committee of the NewCRG Board at all times, provided that such Cambridge Directors meet the requirements to serve on such committee under the rules and regulations of NASDAQ, the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Until the Cambridge Director Cessation Date, at each annual or special meeting of the NewCRG stockholders at which any person is subject to election or re-election as a member of the NewCRG Board, Cambridge has agreed to cause to be present for quorum purposes all shares of NewCRG Investor Common Stock and Conversion Common Stock that Cambridge and its Permitted Affiliates have the right to vote as of the record date for such meeting of the NewCRG stockholders, and vote or cause to be voted all such shares of NewCRG Investor Common Stock and Conversion Common Stock in favor of the election of all of the director nominees recommended for election by the NewCRG Board, and against the removal of any such director (unless proposed by NewCRG).

Area Development and Remodeling Agreement

Carrols LLC, Carrols, Carrols Corp and BKC have entered into an Area Development and Remodeling Agreement (the “Area Development Agreement”) which will be subject to the closing of the transactions contemplated by the Merger Agreement, and effective and have a term commencing on the date of the closing of the transactions contemplated by the Merger Agreement and ending on September 30, 2024. Pursuant to the Area Development Agreement, BKC will assign to Carrols LLC its right of first refusal under its franchise agreements with its franchisees to purchase all of the assets of a Burger King restaurant or all or substantially all of the voting stock of the franchisee, whether direct or indirect, on the same terms proposed between such franchisee and a third party purchaser (the “ADA ROFR”), in 16 states, which include Arkansas, Indiana, Kentucky, Louisiana, Maine, Maryland, Michigan, Mississippi, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Vermont and Virginia (subject to certain exceptions for certain limited geographic areas within certain states) and a limited number of counties in four additional states (collectively, the “ADA DMAs”) until the date that Carrols LLC has acquired more than an aggregate of 500 Burger King restaurants. The continued assignment of the ADA ROFR is subject to suspension or termination in the event of non-compliance by Carrols LLC with certain terms as set forth in the Area Development Agreement. In addition, pursuant to the Area Development Agreement, BKC will grant Carrols LLC franchise pre-approval (the “Franchise Pre-Approval”) to build new Burger King restaurants or acquire Burger King restaurants from Burger

King franchisees in the ADA DMAs until the date that Carrols LLC acquires, in the aggregate, more than 500 Burger King restaurants inside or outside of the ADA DMAs. The grant by BKC to Carrols LLC of Franchise Pre-Approval to develop new Burger King restaurants in the ADA DMA’s is a non-exclusive right, subject to customary BKC franchise, site and construction approval as specified in the Area Development Agreement. Carrols LLC will pay BKC $3.0 million for the ADA ROFR payable in four equal installment payments over the course of one year. In the event that Carrols LLC fails to meet the Remodel and Upgrade Obligations (as defined below), BKC has the right, in its sole discretion, to suspend the Franchise Pre-Approval and the right to receive an assignment of the ADA ROFR for the calendar year immediately following the remodel year with respect to which such occurred until such default is cured.

Pursuant to the Area Development Agreement, Carrols LLC will agree to open, build and operate 200 new Burger King restaurants including seven Burger King restaurants by September 30, 2019, 32 additional Burger King restaurants by September 30, 2020, 41 additional Burger King restaurants by September 30, 2021, 41 additional Burger King restaurants by September 30, 2022, 40 additional Burger King restaurants by September 30, 2023 and 39 additional Burger King restaurants by September 30, 2024, subject to and in accordance with the terms of the Area Development Agreement (such obligation the “Development Obligations”). In addition, Carrols LLC will agree to remodel or upgrade 748 Burger King restaurants to BKC’s Burger King of Tomorrow restaurant image, including 90 Burger King restaurants by September 30, 2019, 130 additional Burger King restaurants by September 30, 2020, 118 additional Burger King restaurants by September 30, 2021, 131 additional Burger King restaurants by September 30, 2022, 138 additional Burger King restaurants by September 30, 2023 and 141 additional Burger King restaurants by September 30, 2024, subject to and in accordance with the terms of the Area Development Agreement (such obligation the “Remodel and Upgrade Obligations”) and BKC will agree to contribute $10 million to $12 million for remodels of approximately 50 to 60 Burger King restaurants in 2019 and 2020, most of which have already been remodeled to the 20/20 image and where BKC is the landlord on the lease for such Burger King restaurants owned and operated by Carrols LLC or an affiliate.

On October 1 of each year following the commencement date of the Area Development Agreement, Carrols LLC will pay BKC pre-paid franchise fees in the following amounts, which will be applied to new Burger King restaurants opened and operated by Carrols LLC: (a) $350,000 on the commencement date of the Area Development Agreement, (b) $1,600,000 on October 1, 2019, (c) $2,050,000 on October 1, 2020, (d) $2,050,000 on October 1, 2021, (e) $2,000,000 on October 1, 2022 and (f) $1,950,000 on October 1, 2023. In the event that Carrols LLC fails to comply with the Development Obligations, BKC has the right, in its sole discretion, to receive and retain, without obligation for any refund to Carrols LLC, all unapplied installments of prepaid franchise fees paid or due on or before the date of the such default and Carrols LLC will be required to pay additional franchise fees upon the opening of any new restaurant opened after the expiration of the applicable cure period, until such default is cured.

The base franchise fee payable by Carrols LLC to BKC pursuant to the Area Development Agreement for each franchise agreement is the greater in each category of (a) the then-current amount charged by BKC in the U.S. for monthly royalty, monthly advertising contribution, and franchise fees, and (b) (i) royalty percentage in an amount equal to 4.5% of monthly gross sales; (ii) advertising contribution percentage in the amount of 4.0% of monthly gross sales; and (iii) franchise fees in an amount equal to $50,000 for free standing, in-line, and food court restaurant formats for a 20-year term. For each franchise agreement entered into by BKC and Carrols LLC on or after January 1, 2019 pursuant to the Area Development Agreement (each such agreement, a “New Franchise Agreement”), the royalty percentage will be reduced by 1% and the advertising contribution percentage will be reduced by 3% for the first four years of such New Franchise Agreement, provided that such discounts will not apply at any time that Carrols LLC is in default of the Development Obligations and has not cured such default.

Carrols LLC, in its sole discretion, may elect to enter into a successor franchise agreement in connection with all the restaurants it remodels or upgrades pursuant to the Remodel and Upgrade Obligations, for all such restaurants which (i) have more than three (3) years remaining on the term of the franchise agreement and (ii) the remodel or upgrade is completed by the applicable deadline and cure period (each such agreement, a “Successor Franchise Agreement”) in accordance with the Area Development Agreement. Under Successor Franchise Agreements which relate to restaurants which have been remodeled (but not those which relate to restaurants which have been upgraded), the royalty percentage will be reduced by 0.75% of monthly gross sales and the advertising contribution percentage will be reduced by 0.75% of monthly gross sales for the first five years of such Successor Franchise Agreement.

The Area Development Agreement when effective, will supersede the Operating Agreement dated as of May 30, 2012, as amended, between Carrols LLC and BKC.

Commitment Letter

In connection with Carrols’ entry into the Merger Agreement, Carrols entered into an amended and restated commitment letter (the “Commitment Letter”) with Wells Fargo Bank, National Association (“Wells Fargo Bank”), Wells Fargo Securities, LLC (“Wells Fargo Securities”), Coöperatieve Rabobank U.A., New York Branch (“Rabobank”), Manufacturers and Traders Trust Company (“M&T Bank”), SunTrust Bank (“SunTrust Bank” and together with Wells Fargo Bank, Rabobank and M&T Bank, the “Lenders”) and SunTrust Robinson Humphrey, Inc. (“STRH”), pursuant to which the Lenders committed to provide $500.0 million in debt financing (the “Financing”) to NewCRG. Wells Fargo Bank will act as the sole administrative agent. Wells Fargo Securities, Rabobank, M&T Bank and STRH will act as joint bookrunners and joint lead arrangers (the “Joint Lead Arrangers”).

Pursuant to which and subject to the satisfaction or waiver of the conditions set forth in the Commitment Letter, the Lenders have committed to provide to NewCRG, substantially contemporaneously with the consummation of the Mergers, senior secured credit facilities in an aggregate principal amount of $500.0 million, consisting of (i) a term loan B facility in an aggregate principal amount of $400.0 million (the “Term Loan B Facility”) and (ii) a revolving credit facility (including a sub-facility for standby letters of credit) in an aggregate principal amount of $100.0 million (the “New Revolving Credit Facility” and, together with the Term Loan B Facility, the “New Senior Credit Facilities”), all on the terms set forth in the Commitment Letter.

The Joint Lead Arrangers have secured commitments for the New Senior Credit Facilities from a syndicate of banks, financial institutions and other entities identified by Wells Fargo Securities in consultation with NewCRG. Notwithstanding the foregoing, the successful syndication of the New Senior Credit Facilities does not constitute a condition precedent to the funding thereof.

In connection with the syndication of the New Senior Credit Facilities, NewCRG expects the New Senior Credit Facilities to be in an aggregate principal amount of $550.0 million consisting of (i) a Term Loan B Facility in an aggregate principal amount of $425.0 million and (ii) a New Revolving Credit Facility in the aggregate principal amount of $125.0 million although there can be no assurance in this regard. Borrowings under the New Senior Credit Facilities are expected to bear interest, at NewCRG’s election, at a rate per annum equal to (i) the Base Rate (as defined in the Commitment Letter) plus 2.25% or (b) LIBOR (as defined in the Commitment Letter) plus 3.25% although there can be no assurance in this regard. The Financing also will be subject to certain fees, including arrangement fees, upfront fees (including an expected original issue discount of 0.50%), agent fees, unused commitment fees and mandatory prepayment premiums.

The proceeds of the Term Loan B Facility will be used to refinance the existing indebtedness of (i) Carrols and (ii) New CFH and its subsidiaries, in each case, to the extent provided in the Commitment Letter (collectively, the “Refinancing”) and the payment of fees and expenses in connection with the transactions contemplated by the Merger Agreement and the Commitment Letter. The proceeds of the Revolving Credit Facility will be used to finance (i) the Refinancing, (ii) the payment of fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement and the Commitment Letter and (iii) ongoing working capital and for other general corporate purposes of NewCRG and its subsidiaries, including permitted acquisitions and required expenditures under development agreements.

All borrowings under the Term Loan B Facility will be made in a single drawing on the date of the closing of the Mergers. Repayments and prepayments of the Term Loan B Facility may not be re-borrowed. Regularly scheduled principal payments will be required on the Term Loan B Facility, as set forth in the Commitment Letter. The Term Loan B Facility will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the Term Loan B Facility with the remainder due on the Term Loan B Facility maturity date. The Term Loan B Facility will mature seven years after the date of the closing of the Mergers and the New Senior Credit Facilities, while the New Revolving Credit Facility will mature five years after the date of the closing of the Mergers and the New Senior Credit Facilities.

As contemplated by the Commitment Letter, loans under the New Senior Credit Facilities may be prepaid and unused commitments under the New Revolving Credit Facility may be reduced at any time, in whole or in part, at the option of the NewCRG, upon notice and in minimum principal amounts and in multiples to be agreed upon, without premium or penalty (except as set forth in the Commitment Letter). Any optional prepayment of the Term Loan B Facility or any incremental term loan facility will be applied as directed by NewCRG.

The Commitment Letter provides that subject to certain customary exceptions, exclusions, limitations and thresholds to be set forth in the definitive documentation related to the New Senior Credit Facilities, (a) the New Senior Credit Facilities will be guaranteed by each existing and subsequently acquired or formed direct and indirect material domestic restricted subsidiary of NewCRG (each a “Guarantor” and together with NewCRG, the “Credit Parties”), and (b) the obligations of the Credit Parties under the New Senior Credit Facilities will be secured by first priority security interests in and liens on substantially all of the assets of the Credit Parties.

Once funded, the New Senior Credit Facilities documentation will contain affirmative and negative covenants customarily applicable to senior secured credit facilities, including the requirement that the NewCRG and its subsidiaries maintain a maximum Total Net Leverage Ratio (as defined in the Commitment Letter) (such requirement, the “Financial Covenant”). The Commitment Letter provides that the Financial Covenant shall be solely for the benefit of the lenders under the New Revolving Credit Facility such that a breach of the Financial Covenant will not constitute an event of default for purposes of the Term Loan B Facility (or any other facility, other than the New Revolving Credit Facility), and the lenders under the Term Loan B Facility or any other facility (other than the New Revolving Credit Facility) will not be permitted to exercise any remedies with respect to an uncured breach of the Financial Covenant until the date, if any, on which the commitments under the New Revolving Credit Facility have been terminated or the loans thereunder have been accelerated as a result of such breach.

The obligation of the Lenders to provide the Financing is subject to a number of conditions, including, among others, (i) the consummation of the Mergers substantially contemporaneously with the initial funding of the New Senior Credit Facilities, (ii) the accuracy of certain representations and warranties in the Merger Agreement, as well as certain other specified representations of NewCRG that are customary for a loan facility of this type, (iii) execution and delivery of definitive documentation consistent with the Commitment Letter with respect to the New Senior Credit Facilities, (iv) delivery of certain customary closing documents (including, among others, a customary solvency certificate), specified items of collateral and certain financial statements, all as more fully described in the Commitment Letter, (v) payment of applicable fees and expenses, (vi) receipt of one or more customary confidential information memoranda to be used for syndication of the New Senior Credit Facilities and the expiration of a 15 business day period following delivery of such Confidential information memorandum, and (vii) that there has been no Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement.

Voting Agreements

On February 19, 2019, Cambridge entered into a Voting Agreement with each of Daniel T. Accordino, the Chief Executive Officer, President and a director of Carrols and NewCRG (the “Accordino Voting Agreement”), Paul R. Flanders, the Vice President, Chief Financial Officer and Treasurer of Carrols and NewCRG (the “Flanders Voting Agreement”), Richard G. Cross, the Vice President, Real Estate of Carrols and NewCRG (the “Cross Voting Agreement”) and William E. Myers, the Vice President, General Counsel and Secretary of Carrols and NewCRG (the “Myers Voting Agreement” and together with the Accordino Voting Agreement, Flanders Voting Agreement and the Cross Voting Agreement, the “Voting Agreements”), pursuant to which the Messrs. Accordino, Flanders, Cross and Myers will agree to vote their respective shares of NewCRG Common Stock that they will hold after giving effect to the Carrols Merger, in favor of a proposal at the next annual meeting of NewCRG stockholders to be held following the closing of the transaction and any subsequent meeting of NewCRG stockholders, if necessary, to remove the Issuance Restriction. The Voting Agreements will terminate upon the earliest to occur of (a) the date on which the removal of the Issuance Restriction is approved by the NewCRG stockholders, (b) the date on which the Merger Agreement is terminated in accordance with its terms and (c) the date of any amendment to the Merger Agreement or any change to or modification of the NewCRG Series C Certificate of Designations, in each case which change is materially adverse to Carrols, Mr. Accordino, Mr. Flanders, Mr. Cross or Mr. Myers, as applicable.

Ownership of NewCRG after the Mergers

Based on the 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019, approximately 7.4 million shares of NewCRG Common Stock and 10,000 shares of NewCRG Series C Preferred Stock will be issued to Cambridge, the owner of New CFH, upon consummation of the Cambridge Merger. The 10,000 shares of NewCRG Series C Preferred Stock will initially be convertible into approximately 7.3 million shares of NewCRG Common Stock, assuming pro forma Net Debt (as defined in the Merger Agreement) of Cambridge of $117.2 million and subject to the Issuance Restriction until the Stockholder Approval is obtained. Based on the 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019, (i) a total of 44,371,521 shares of NewCRG Common Stock, 100 shares of NewCRG Series B Preferred Stock (convertible into 9,414,580 shares of NewCRG Common Stock) and

10,000 shares of NewCRG Series C Preferred Stock would be outstanding after the Cambridge Merger, (ii) Cambridge would hold, in the aggregate, approximately 16.6% of the outstanding shares of NewCRG Common Stock immediately after the closing of the Cambridge Merger without giving effect to the conversion of the NewCRG Series B Preferred Stock and the NewCRG Series C Preferred Stock and (iii) Cambridge would hold, in the aggregate approximately 24.0% of the outstanding shares of NewCRG Common Stock immediately after the closing of the Cambridge Merger assuming removal of the Issuance Restriction and after giving effect to the conversion of the NewCRG Series B Preferred Stock and the NewCRG Series C Preferred Stock.

Stockholder Approval Not Required

The Mergers do not require the approval of Carrols’ stockholders. Pursuant to the Merger Agreement, NewCRG must seek the Stockholder Approval with respect to the removal of the Issuance Restriction at NewCRG’s next annual meeting of stockholders to be held after the closing of the Cambridge Merger or at subsequent meetings of stockholders, if necessary, until Stockholder Approval is obtained.

Conditions to Completion of the Mergers

The completion of the Mergers depends upon the satisfaction or, to the extent legally permissible, waiver of a number of conditions which are described in more detail later in this prospectus, including, among other things:

•        the absence of any legal prohibition on completion of the transaction;

•        the expiration or termination of the relevant waiting period under the HSR Act;

•        subject to materiality standards set forth in the Merger Agreement, the accuracy, as of the closing, of the respective representations and warranties made by the parties in the Merger Agreement;

•        material compliance by the parties with their respective obligations under the Merger Agreement;

•        the effectiveness of the registration statement of which this prospectus is a part;

•        the approval for listing on the NASDAQ Global Market, subject to official notice of issuance, of the NewCRG Investor Shares and the Conversion Common Stock;

•        receipt of certain third-party consents, including, without limitation, consent of BKC and another affiliate of RBI as holders of Carrols Series B Preferred Stock; and

•        the absence of any change since the date of the Merger Agreement that would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) upon Cambridge.

Appraisal Rights (see page 47)

Under Delaware law, neither the stockholders of Carrols nor the equity holders of New CFH have appraisal rights in connection with the Mergers.

Material U.S. Federal Income Tax Consequences of the Mergers (see page 68)

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers” below, the exchange by U.S. holders of shares of Carrols Common Stock for shares of NewCRG Common Stock and shares of Carrols Series B Preferred Stock for shares of NewCRG Series B Preferred Stock pursuant to the Carrols Merger, when taken together with the Cambridge Merger, is intended to qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), and separately is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. As a result, it is intended that no gain or loss be recognized by Carrols, NewCRG, or the stockholders of Carrols as a result of the exchange of shares of Carrols Common Stock for shares of NewCRG Common Stock and shares of Carrols Series B Preferred Stock for shares of NewCRG Series B Preferred Stock pursuant to the Carrols Merger. In addition, it is intended that no gain or loss be recognized by Carrols or NewCRG as a result of the issuance of shares of NewCRG Common Stock and shares of NewCRG Series C Preferred Stock in exchange for the equity in New CFH pursuant to the Cambridge Merger. Your tax consequences will depend on your own situation. You should consult your tax advisor to fully understand the tax consequences of the Mergers to you.

SELECTED HISTORICAL FINANCIAL DATA OF CARROLS

Fiscal years ended December 28, 2014, January 1, 2017, December 31, 2017 and December 30, 2018 of Carrols presented below each include 52 weeks. The fiscal year ended January 3, 2016 presented below includes 53 weeks.

The information in the following table should be read together with Carrols’ audited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Carrols” included elsewhere in this prospectus.

In 2014, Carrols acquired 123 restaurants from other franchisees in five separate transactions and in 2015, Carrols acquired 55 restaurants from other franchisees in eight separate transactions. During 2016, Carrols acquired 56 restaurants from other franchisees in seven separate transactions and in 2017 Carrols acquired 64 restaurants from other franchisees in three separate transactions. During 2018, Carrols acquired 44 restaurants in four separate transactions. Carrols’ consolidated financial information may not be indicative of Carrols’ future performance.

	Year Ended
	December 28, 2014	January 3, 2016	January 1, 2017	December 31, 2017	December 30, 2018
	(In thousands, except share and per share data)
Statements of operations data:
Restaurant sales	$692,755	$859,004	$943,583	$1,088,532	$1,179,307
Costs and expenses:
Cost of sales	209,664	240,322	250,112	304,593	326,308
Restaurant wages and related expenses	219,718	267,950	297,766	350,054	382,829
Restaurant rent expense	48,865	58,096	64,814	75,948	81,409
Other restaurant operating expenses	113,586	135,874	148,946	166,786	178,750
Advertising expense	27,961	32,242	41,299	44,677	48,340
General and administrative(1)(2)	40,001	50,515	54,956	60,348	66,587
Depreciation and amortization	36,923	39,845	47,295	54,159	58,468
Impairment and other lease charges	3,541	3,078	2,355	2,827	3,685
Other expense (income)(3)	47	(126)	338	(333)	(424)
Total operating expenses	700,306	827,796	907,881	1,059,059	1,145,952
Income (loss) from operations	(7,551)	31,208	35,702	29,473	33,355
Interest expense	18,801	18,569	18,315	21,710	23,638
Loss on extinguishment of debt	—	12,635	—	—	—
Gain on bargain purchase	—	—	—	—	(230)
Income (loss) before income taxes	(26,352)	4	17,387	7,763	9,947
Provision (benefit) for income taxes	11,765	—	(28,085)	604	(157)
Net income (loss)	$(38,117)	$4	$45,472	$7,159	$10,104
Per share data:
Basic and diluted net income (loss) per share:	$(1.23)	$0.00	$1.01	$0.16	$0.22

Weighted average shares used in computing net income (loss) per share:
Basic	30,885,275	34,958,847	35,178,329	35,416,531	35,715,372
Diluted	30,885,275	44,623,251	44,851,345	44,976,514	45,319,971

	Year Ended
	December 28, 2014	January 3, 2016	January 1, 2017	December 31, 2017	December 30, 2018
	(In thousands, except restaurant weekly sales data)
Other financial data:
Net cash provided by operating activities	$14,707	$70,702	$62,288	$72,783	$80,769
Total capital expenditures	52,010	56,848	94,099	73,516	75,735
Net cash used for investing activities	68,003	103,429	96,221	108,105	106,894
Net cash provided by financing activities	66,215	33,780	13,661	62,732	727
Operating Data:
Restaurants (at end of period)	674	705	753	807	849
Average number of restaurants	581.9	662.1	719.5	784.3	813.9
Average annual sales per restaurant(4)	1,190,505	1,274,372	1,311,516	1,387,850	1,449,047
Adjusted EBITDA(5)	36,008	76,737	89,505	91,408	102,341
Adjusted net income (loss)(5)	(10,408)	13,429	17,860	9,037	13,587
Restaurant-Level EBITDA(5)	72,961	124,520	140,646	146,474	161,671
Change in comparable restaurant sales(6)	0.6%	7.4%	2.3%	5.2%	3.8%
Balance sheet data (at end of period):
Total assets	$364,573	$427,256	$490,155	$581,514	$600,251
Working capital	(13,554)	(26,259)	(39,231)	(19,514)	(47,461)
Debt:
Senior and senior subordinated debt	150,000	200,000	213,500	275,000	275,000
Capital leases	8,694	8,006	7,039	5,681	3,941
Lease financing obligations	1,202	1,203	3,020	1,203	1,201
Total debt	$159,896	$209,209	$223,559	$281,884	$280,142
Stockholders’ equity	$106,535	$107,999	$154,656	$169,060	$185,540
	Year Ended
	December 28, 2014	January 3, 2016	January 1, 2017	December 31, 2017	December 30, 2018
	(In thousands, except per share data)
Reconciliation of EBITDA and Adjusted EBITDA(5):
Net income (loss)	$(38,117)	$4	$45,472	$7,159	$10,104
Provision (benefit) for income taxes	11,765	—	(28,085)	604	(157)
Interest expense	18,801	18,569	18,315	21,710	23,638
Depreciation and amortization	36,923	39,845	47,295	54,159	58,468
EBITDA	29,372	58,418	82,997	83,632	92,053
Impairment and other lease charges	3,541	3,078	2,355	2,827	3,685
Acquisition costs(7)	1,915	1,168	1,853	1,793	1,445
Gain on partial condemnation and fires(3)	—	—	(1,603)	(362)	(424)
Litigation settlement(3)	—	—	1,850	—	—
Stock compensation expense	1,180	1,438	2,053	3,518	5,812
Gain on bargain purchase	—	—	—	—	(230)
Loss on extinguishment of debt	—	12,635	—	—	—
Adjusted EBITDA	$36,008	$76,737	$89,505	$91,408	$102,341

Reconciliation of Restaurant-Level EBITDA(5):
Income (loss) from operations	$(7,551)	$31,208	$35,702	$29,473	$33,355
Add:
General and administrative expenses	40,001	50,515	54,956	60,348	66,587
Depreciation and amortization	36,923	39,845	47,295	54,159	58,468
Impairment and other lease charges	3,541	3,078	2,355	2,827	3,685
Other expense (income), net(3)	47	(126)	338	(333)	(424)
Restaurant-Level EBITDA	$72,961	$124,520	$140,646	$146,474	$161,671

	Year Ended
	December 28, 2014	January 3, 2016	January 1, 2017	December 31, 2017	December 30, 2018
	(In thousands, except per share data)
Reconciliation of Adjusted net income (loss)(5):
Net income (loss)	$(38,117)	$4	$45,472	$7,159	$10,104
Add:
Loss on extinguishment of debt	—	12,635	—	—	—
Impairment and other lease charges	3,541	3,078	2,355	2,827	3,685
Acquisition costs(7)	1,915	1,168	1,853	1,793	1,445
Gain on bargain purchase	—	—	—	—	(230)
Gain on partial condemnation and fires(3)	—	—	(1,603)	(362)	(424)
Litigation settlement(3)	—	—	1,850	—	—
Income tax effect of above adjustments(8)	(2,073)	(6,415)	(1,693)	(1,618)	(993)
Adjustments to income tax benefit(9)	24,326	2,959	(30,374)	(762)	—
Adjusted net income (loss)	$(10,408)	$13,429	$17,860	$9,037	$13,587
Adjusted diluted net income (loss) per share(10)	$(0.34)	$0.30	$0.40	$0.20	$0.30

____________

(1)      Acquisition expenses of $1.9 million $1.2 million, $1.9 million, $1.8 million and $1.4 million were included in general and administrative expense for the years ended December 28, 2014, January 3, 2016, January 1, 2017, December 31, 2017 and December 30, 2018, respectively.

(2)      General and administrative expenses include stock-based compensation expense for the years ended December 28, 2014, January 3, 2016, January 1, 2017, December 31, 2017 and December 30, 2018 of $1.2 million, $1.4 million, $2.1 million, $3.5 million and $5.8 million, respectively.

(3)      In fiscal 2018 and 2017, Carrols recorded net gains of $0.4 million and $0.3 million, respectively, primarily related to insurance recoveries from fires at two restaurants. In fiscal 2016, Carrols recorded gains of $1.2 million related to property insurance recoveries from fires at two restaurants, a gain of $0.5 million related to a settlement for a partial condemnation on one of its operating restaurant properties and expense of $1.85 million related to a settlement of litigation.

(4)      Average annual sales per restaurant are derived by dividing restaurant sales by the average number of restaurants operating during the period.

(5)      EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income (loss) are non-GAAP financial measures. EBITDA represents net income or loss before income taxes, interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted to exclude impairment and other lease charges, acquisition costs, EEOC litigation and settlement costs, stock compensation expense, loss on extinguishment of debt and other income or expense. Restaurant-Level EBITDA represents income or loss from operations adjusted to exclude general and administrative expenses, depreciation and amortization, impairment and other lease charges, and other expense (income). Adjusted net income (loss) represents net income or loss as adjusted to exclude loss on extinguishment of debt, impairment and other lease charges, acquisition costs, gain on bargain purchase, the related income tax effect of these adjustments and the establishment or reversal of a valuation allowance on Carrols’ net deferred income tax assets.

Carrols is presenting Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income (loss) because it believes that they provide a more meaningful comparison than EBITDA and net income or loss of Carrols’ core business operating results, as well as with those of other similar companies. Additionally, Carrols presents Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses and other income or expense, which are not directly related to restaurant-level operations. Management believes that Adjusted EBITDA and Restaurant-Level EBITDA, when viewed with Carrols’ results of operations in accordance with GAAP and the accompanying reconciliations, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of Carrols’ core business without regard to potential distortions. Additionally, management believes that Adjusted EBITDA and Restaurant-Level EBITDA permit investors to gain an understanding of the factors and trends affecting Carrols’ ongoing cash earnings, from which capital investments are made and debt is serviced.

However, EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income (loss) are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income or loss, income or loss from operations or cash flow from operating activities as indicators of operating performance or liquidity. Also, these measures may not be comparable to similarly titled captions of other companies.

•EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income (loss) have important limitations as analytical tools. These limitations include the following:

•         EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect Carrols’ capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•         EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect the interest expense or the cash requirements necessary to service principal or interest payments on Carrols’ debt;

•Although depreciation and amortization are non-cash charges, the assets that we currently depreciate and amortize will likely have to be replaced in the future, and EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect the cash required to fund such replacements; and

•EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income (loss) do not reflect the effect of earnings or charges resulting from matters that Carrols’ management does not consider to be indicative of Carrols’ ongoing operations. However, some of these charges (such as impairment and other lease charges and acquisition and integration costs) have recurred and may reoccur.

(6)      Restaurants are included in comparable restaurant sales after they have been open or owned for 12 months. Comparable restaurant sales are on a 53-week basis for the year ended January 3, 2016.

(7)      Acquisition costs for the periods presented include primarily legal and professional fees incurred in connection with acquisitions.

(8)      The income tax effect related to all adjustments, other than the deferred income tax valuation allowance provision (benefit), was calculated using an effective income tax rate of 22.2% in fiscal 2018 and 38% in all other years presented.

(9)      The benefit for income taxes in fiscal 2018 contains net discrete tax adjustments of $0.1 million of income tax expense. The provision for income taxes in fiscal 2017 contains a $0.8 million discrete tax benefit recorded in the fourth quarter to re-measure Carrols’ net deferred taxes due to the lowering of the Federal income tax rate to 21% under the Tax Cuts and Jobs Act signed into law in the fourth quarter of 2017. The benefit for income taxes in 2016 reflects a $30.4 million income tax benefit recorded in the fourth quarter of 2016 to reverse the previously recorded valuation allowance on net deferred income tax assets as well as the full year deferred income tax provision of $2.3 million which was recorded in the fourth quarter of 2016. For comparability, when presenting 2016 Adjusted net income, the provision (benefit) for income taxes for each respective period is adjusted as if such valuation allowance had been reversed prior to 2016. The adjustment for the year ended December 28, 2014 of $24.3 million reflects the removal of the income tax provision recorded for the establishment of the valuation allowance on all Carrols’ net deferred income tax assets.

(10)    Adjusted diluted net income (loss) per share is calculated based on Adjusted net income (loss) and the dilutive weighted average common shares outstanding for each respective period.

SELECTED HISTORICAL FINANCIAL DATA OF CAMBRIDGE

The information in the following table should be read together with the Cambridge Business’ audited combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Cambridge Business” included elsewhere in this prospectus.

	Year Ended
	December 31, 2017	December 31, 2018
	(In thousands)
Statements of operations data:
Restaurant sales	$178,952	$235,154
Costs and expenses
Cost of sales	62,318	80,551
Restaurant wages and related expenses	48,957	64,570
Restaurant rent expense	11,217	16,494
Other restaurant operating expenses	24,923	34,854
Advertising	6,525	8,221
General and administrative	12,893	17,005
Depreciation and amortization	8,328	11,610
Loss (gain) on sale of property and equipment	(498)	578
Total operating expenses	174,663	233,883
Income from operations	4,289	1,271
Interest expense	5,640	8,824
Loss before income taxes	(1,351)	(7,553)
Benefit for income taxes	(69)	(1,022)
Net loss	$(1,282)	$(6,531)
	Year Ended
	December 31, 2017	December 31, 2018
	(dollar amounts in thousands)
Other financial data:
Net cash provided by operating activities	$6,604	$16,319
Total capital expenditures	45,037	25,900
Net cash used for investing activities	30,657	81,027
Net cash provided by financing activities	27,484	64,044
Operating data:
Restaurants (at end of period)
Burger King	128	166
Popeyes	—	55
Adjusted EBITDA(2)	12,119	14,621
Restaurant-Level EBITDA(2)	25,012	30,464
Change in Burger King comparable restaurant sales(3)	1.6%	(3.3)%
Balance sheet data (at end of period):
Total assets	$151,430	$222,565
Working capital	(4,266)	(14,442)
Debt:
Senior and senior subordinated debt	87,615	126,701
Lease financing obligations	52,152	50,839
Total debt	$139,767	$177,540

	Year Ended
	December 31, 2017	December 31, 2018
	(dollar amounts in thousands)
Reconciliation of EBITDA and Adjusted EBITDA(2):
Net loss	$(1,282)	$(6,531)
Benefit for income taxes	(69)	(1,022)
Interest expense	5,640	8,824
Depreciation and amortization	8,328	11,610
EBITDA	12,617	12,881
Acquisition costs(1)	—	926
Loss (gain) on sale of property and equipment	(498)	578
Stock compensation expense	—	236
Adjusted EBITDA	$12,119	$14,621
Reconciliation of Restaurant-Level EBITDA(2):
Income from operations	$4,289	$1,271
Add:
General and administrative expenses	12,893	17,005
Depreciation and amortization	8,328	11,610
Loss (gain) on sale of property and equipment	(498)	578
Restaurant-Level EBITDA	$25,012	$30,464

____________

(1)      Acquisition expenses of $0.9 million were included in general and administrative expense for the year ended December 31, 2018 and primarily include legal and professional fees incurred in connection with restaurant acquisitions.

(2)      EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA are non-GAAP financial measures. EBITDA represents net income or loss before income taxes, interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted to exclude acquisition costs, stock compensation expense and loss (gain) on sale of property and equipment. Restaurant-Level EBITDA represents income or loss from operations adjusted to exclude general and administrative expenses, depreciation and amortization and loss (gain) on sale of property and equipment.

Cambridge is presenting Adjusted EBITDA and Restaurant-Level EBITDA because it believes that they provide a more meaningful comparison than EBITDA and net income or loss of Cambridge’s core business operating results, as well as with those of other similar companies. Additionally, Cambridge presents Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses including certain corporate overhead expenses allocated from Cambridge, and loss (gain) on sale of property and equipment, which are not directly related to restaurant-level operations. Cambridge management believes that Adjusted EBITDA and Restaurant-Level EBITDA, when viewed with its results of operations in accordance with GAAP and the accompanying reconciliations, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of Cambridge’s core business without regard to potential distortions. Additionally, Cambridge management believes that Adjusted EBITDA and Restaurant-Level EBITDA permit investors to gain an understanding of the factors and trends affecting its ongoing cash earnings, from which capital investments are made and debt is serviced.

However, EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income or loss, income or loss from operations or cash flow from operating activities as indicators of operating performance or liquidity. Also, these measures may not be comparable to similarly titled captions of other companies.

EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA have important limitations as analytical tools. These limitations include the following:

•EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect Cambridge’s capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect the interest expense or the cash requirements necessary to service principal or interest payments on Cambridge’s debt;

•Although depreciation and amortization are non-cash charges, the assets that Cambridge currently depreciates and amortizes will likely have to be replaced in the future, and EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect the cash required to fund such replacements; and

•EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect the effect of earnings or charges resulting from matters that Cambridge management does not consider to be indicative of Cambridge’s ongoing operations. However, some of these charges (such as acquisition costs) have recurred and may reoccur.

(3)      Comparable restaurant sales includes newly constructed restaurants that have been open for at least 15 months and other restaurants that have been open for at least 12 months, other than stores closed for remodeling or other non-recurring closures.

CARROLS HOLDCO INC. UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

The following unaudited condensed combined pro forma financial information has been derived by applying pro forma adjustments to Carrols’ historical consolidated financial statements. The unaudited condensed combined pro forma statement of operations for the year ended December 30, 2018 gives effect to the recent transactions (as defined below) as if such events occurred on January 1, 2018. The unaudited condensed combined pro forma balance sheet as of December 30, 2018 gives effect to the recent transaction as if such events occurred on December 30, 2018. As used herein, the term “recent transactions” means (i) the Mergers, including the assumed conversion of the NewCRG Series C Preferred Stock, (ii) the Refinancing and our entering into the New Senior Credit Facilities which consists of the $425.0 million Term Loan B Facility and the $125.0 million New Revolving Credit Facility, (iii) the fees and expenses related to the foregoing, and (iv) entering into the Area Development Agreement with BKC. The unaudited condensed combined pro forma financial information does not include the pro forma impact on the results of operations for 44 restaurants acquired by Carrols during 2018 or 72 restaurants acquired by Cambridge during 2018.

The unaudited condensed combined pro forma financial information should be read in conjunction with (a) Carrols historical audited consolidated financial statements and the notes thereto that are included in this prospectus and (b) Cambridge’s historical audited combined financial statements and the notes thereto included elsewhere in this prospectus. In addition, the Cambridge Combined Financial Statements were calculated based on a calendar year, rather than a 52/53 week fiscal year, which may affect comparability.

The unaudited condensed combined pro forma financial information does not include all disclosures required by GAAP. The unaudited condensed combined pro forma financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Cambridge Merger. This information also does not include any integration costs we may incur related to the Cambridge Merger.

Pro forma adjustments to the historical financial information include adjustments that we deem reasonable, appropriate, are factually supported based on currently available information and are directly related to the transaction and with respect to the statement of operations, expected to have a continuing impact. The pro forma adjustments also include estimates of the allocation of the purchase price for the Cambridge Merger which requires extensive use of accounting estimates and judgments to allocate the purchase price to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. As the values of certain asset and liabilities are preliminary in nature, the fair values for assets acquired and liabilities assumed are subject to adjustment as additional information is obtained. For purposes of a preliminary allocation of the assets acquired and liabilities assumed, the excess of the purchase price over the estimated fair value of net tangible and intangible assets has been assigned to franchise rights. The preliminary fair value of property and equipment, franchise agreements, and favorable and unfavorable leases was based on the assets carrying value due to recent valuations completed by Cambridge on the acquisition of 132 restaurants and construction of 33 new restaurants over the last three years. The amounts allocated to the assets acquired and liabilities assumed in the unaudited pro forma combined financial statements are based on management’s preliminary estimates of their respective fair values. Definitive allocations will be performed and finalized, including the completion of valuations of assets acquired and liabilities assumed with the assistance of third party valuation specialists. This unaudited condensed combined pro forma financial information is included for informational purposes only, and may not be indicative of what actual results would have been had the recent transactions occurred on the dates indicated. The unaudited condensed combined pro forma financial information does not purport to present our separate financial results of operations or financial condition for future periods.

CARROLS HOLDCO INC.
UNAUDITED CONDENSED COMBINED PRO FORMA BALANCE SHEET
YEAR ENDED DECEMBER 30, 2018
(In thousands)

	Carrols Holdco Inc.(1)	Historical Carrols Restaurant Group, Inc.	Historical Cambridge Franchise Holdings Businesses	Financing Pro Forma Adjustments(2)	Purchase Accounting Pro Forma Adjustments(3)		Combined Pro forma Carrols Holdco Inc.
ASSETS
Current assets:
Cash and cash equivalents	$—	$4,014	$9,470	$2,713	$—		$16,197
Trade and other receivables	—	11,693	866	—	—		12,559
Inventories	—	10,396	2,705	—	—		13,101
Prepaid rent	—	1,880	—	—	—		1,880
Prepaid expenses and other current assets	—	6,695	2,418	—	—		9,113
Refundable income taxes	—	—	131	—	—		131
Total current assets	—	34,678	15,590	2,713	—		52,981

Property and equipment, net	—	289,817	114,008	—	—		403,825
Franchise rights, net	—	175,897	57,370	—	149,778		383,045
Goodwill	—	38,469	29,199	—	(29,199)		38,469
Franchise agreements, net	—	24,414	4,175	—	—		28,589
Favorable leases, net	—	5,892	—	—	—		5,892
Deferred income taxes, net	—	28,291	725	—	—		29,016
Other assets	—	2,793	1,498	5,342 (4)	—		9,633
Total assets	$—	$600,251	$222,565	$8,055	$120,579		$951,450

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$1,948	$9,932	$(5,932)	$—		$5,948
Current portion of lease financing obligations	—	—	1,409	—	—		1,409
Accounts payable	—	29,143	3,557	—	—		32,700
Accrued interest	—	3,818	—	(3,818)	—		—
Accrued payroll, related taxes and benefits	—	28,719	3,989	—	—		32,708
Accrued real estate taxes	—	5,910	—	—	—		5,910
Other current liabilities	—	12,601	11,146	3,000 (4)	(2,359	)(5)	24,388
Total current liabilities	—	82,139	30,033	(6,750)	(2,359)		103,063

Long-term debt, net of current portion and deferred financing costs	—	276,823	114,947	22,516	—		414,286
Lease financing obligations	—	1,196	49,430	—	—		50,626
Deferred income — sale-leaseback of real estate	—	10,073	7,820	—	—		17,893
Accrued postretirement benefits	—	4,320	—	—	—		4,320
Unfavorable leases, net	—	12,348	—	—	—		12,348
Other liabilities	—	27,812	3,643	—	(3,643	)(5)	27,812
Total liabilities	—	414,711	205,873	15,766	(6,002)		630,348

Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—	—	—		—
Voting common stock	—	357	—	—	146		503
Additional paid-in capital	—	150,459	—	(141)	143,126		293,444
Retained earnings	—	35,511	16,692	(7,711)	(16,692)		27,800
Accumulated other comprehensive loss	—	(646)	—	—	—		(646)
Treasury stock, at cost	—	(141)	—	141	—		—
Total stockholders’ equity	—	185,540	16,692	(7,711)	126,581		321,102
Total liabilities and stockholders’ equity	$—	$600,251	$222,565	$8,055	$120,579		$951,450

CARROLS HOLDCO INC.
NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA BALANCE SHEET

(1)      Carrols Holdco Inc. was incorporated as a Delaware corporation on February 15, 2019. Pursuant to a reorganization, NewCRG will become a holding corporation whose assets are expected to include all of the outstanding equity interest of Carrols. NewCRG will, through Carrols, continue to conduct the business now conducted by Carrols. NewCRG is authorized to issue 1,000 shares of common stock, par value $0.01 per share. Under NewCRG’s certificate of incorporation in effect as of February 15, 2019, all shares of NewCRG Common Stock are identical. NewCRG has issued all 1,000 shares of NewCRG Common Stock in exchange for $10.00, all of which were held by Carrols Restaurant Group, Inc. at April 8, 2019.

(2)      Reflects the Refinancing of the Carrols $275.0 million 8% Senior Secured Second Lien Notes due 2022 (the “8% Notes”) and the repayment of the outstanding indebtedness of Cambridge assumed in the Cambridge Merger. In connection with the Cambridge Merger, Carrols will also retire its treasury stock of $0.1 million as a reduction of additional paid-in capital. The combined pro forma Carrols Holdco Inc. cash position at December 30, 2018 does not include an $8.5 million capital contribution made by CFP to Cambridge subsequent to December 30, 2018. The following summarizes the components of the financing pro forma adjustment for the year ended December 30, 2018 (in thousands):

Cash
Proceeds from Term Loan B Facility	$425,000
Repayment of Carrols 8% Notes	(275,000)
Call premium of 102% on Carrols 8% Notes	(5,500)
Repayment of accrued interest on Carrols 8% Notes	(3,818)
Repayment of Cambridge existing debt	(126,701)
Payment of financing fees on New Senior Credit Facilities	(11,268)
Total adjustments to cash	$2,713

Other assets
New deferred financing costs on New Revolving Credit Facility	$2,561
Write-off of unamortized deferred financing costs on existing Carrols Revolving Credit Facility	(219)
Other asset for ADA ROFR	3,000 (4)
Total adjustments to other assets	$5,342

Long-term debt
Proceeds from Term Loan B Facility	$425,000
Repayment of Carrols 8% Notes	(275,000)
Repayment of Cambridge existing debt	(126,701)
New deferred financing costs on Term Loan B Facility	(8,707)
Write-off of unamortized deferred financing costs on existing Carrols 8% Notes	3,673
Write-off of unamortized bond premium on existing Carrols 8% Notes	(3,503)
Write-off of unamortized financing cost on Cambridge existing debt	1,822
Current portion of long-term debt adjustments	5,932
Total adjustments to long-term debt	$22,516

Accrued interest
Repayment of accrued interest	$(3,818)

Retained earnings
Call premium at 102% on Carrols 8% Notes	$(5,500)
Write-off of unamortized deferred financing costs on existing Carrols 8% Notes	(3,673)
Write-off of unamortized bond premium on existing Carrols 8% Notes	3,503
Write-off of unamortized deferred financing costs on existing Carrols Revolving Credit Facility	(219)
Write-off of unamortized deferred financing costs on Cambridge existing debt	(1,822)
$(7,711)

(3)      Under the purchase method of accounting, the aggregate purchase price is allocated to the net tangible and intangible assets based on their estimated fair values on the acquisition date. For purposes of estimating the total purchase price in connection with the Cambridge Merger, we estimated the value of the NewCRG Common Stock to be issued at closing to be $72.0 million representing 19.9% of the outstanding shares of NewCRG Common Stock based upon the issuance of approximately 7.4 million shares at the $9.78 closing stock price of Carrols Common Stock on April 8, 2019 and $71.2 million for the value of 10,000 shares of NewCRG Series C Preferred Stock that is estimated to be convertible into approximately 7.3 million shares of NewCRG Common Stock as set forth in the NewCRG Series C Certificate of Designations and the Merger Agreement after taking into account the equity consideration amount and subject to the removal of the Issuance Restriction upon Stockholder Approval. We have assumed the conversion of the NewCRG Series C Preferred Stock into NewCRG Common Stock in our computation of the purchase price as we believe this is the most likely scenario. The excess of the purchase price over the value assigned to the net tangible and identifiable intangible assets acquired has initially been allocated to franchise rights. The preliminary fair value of property and equipment, franchise agreements, and favorable and unfavorable leases was based on the assets carrying value due to recent valuations completed by Cambridge on the acquisition of 132 restaurants and construction of 33 new restaurants in the last three years. Goodwill for Cambridge has been eliminated. When the independent valuation is finalized, changes to the preliminary valuation of assets acquired or liabilities assumed may result in material adjustments to the estimated fair value of identifiable assets acquired, including franchise rights, and goodwill initially recorded. The following table illustrates the purchase price calculation as described above and the purchase price allocation (in thousands, except for stock price amounts):

NewCRG Series C Convertible Preferred Stock Share Calculation

Equity consideration factor	$200,000
Existing Cambridge Net Debt (as defined in Merger Agreement) that exceeds $115.0 million	2,231
Total equity consideration amount	$197,769

Equity consideration less shares of NewCRG Common Stock times 13.5	98,349
Denominator per agreement above	13.50
Number of shares of NewCRG Common Stock that shares of NewCRG Series C Preferred Stock is convertible into	7,285

Purchase Price Calculation

	Common Shares	Stock Price	Purchase Price
NewCRG Series C Convertible Preferred Stock conversion	7,285	$9.78	$71,249
NewCRG Common Stock	7,364	$9.78	72,024
Purchase price calculation			$143,273

Preliminary estimated purchase price allocation

Net assets acquired	$193,366
Net liabilities assumed	(199,871)
Preliminary purchase price allocation to franchise rights	149,778
Preliminary estimated acquisition consideration	$143,273

The following table illustrates the effect of a change in the stock price of Carrols Common Stock from its price of $9.78 on April 8, 2019 and the resulting impact on the estimated total purchase price and estimated franchise rights (in thousands, except for stock price amounts):

Change in stock price	Stock price purchase price	Estimated consideration	Estimated franchise rights
Increase of 10%	$10.76	$157,600	$164,105
Decrease of 10%	8.80	128,945	135,450
Increase of 20%	11.74	171,927	178,432
Decrease of 20%	7.82	114,618	121,123
Increase of 30%	12.71	186,255	192,760
Decrease of 30%	6.85	100,291	106,796

(4)      Upon closing of the Mergers, the Area Development Agreement with BKC will become effective and provides for an assignment of BKC’s ROFR with respect to certain territories (see discussion of ADA ROFR). Includes a current liability of a $3.0 million ROFR assignment fee payable to BKC in four equal installments over one year and the corresponding other asset.

(5)      Reflects the reversal of a $2.4 million liability on Cambridge’s balance sheet due to related parties, as well as the reversal of a $3.6 million liability on Cambridge’s balance sheet related to deferred step rent, which will not be assigned any value in purchase accounting.

CARROLS HOLDCO INC.

UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 30, 2018
(In thousands, except share and per share amounts)

	Carrols Holdco Inc.	Historical Carrols Restaurant Group, Inc.	Historical Cambridge Franchise Holdings Businesses	Financing Pro Forma Adjustments		Purchase Accounting Pro Forma Adjustments		Combined Pro Forma Carrols Holdco Inc.

Revenues:
Restaurant sales	$—	$1,179,307	$235,154 (1)	$—		$—		$1,414,461

Costs and expenses:
Cost of sales	—	326,308	80,551	—		—		406,859
Restaurant wages and related expenses	—	382,829	64,570	—		—		447,399
Restaurant rent expense	—	81,409	16,494	—		—		97,903
Other restaurant operating expenses	—	178,750	34,854	—		—		213,604
Advertising expense	—	48,340	8,222	—		—		56,562
General and administrative	—	66,587	17,004	—		—		83,591
Depreciation and amortization	—	58,468	11,610	—		4,879	(2)	74,957
Impairment and other lease charges	—	3,685	—	—		—		3,685
Other expense (income)	—	(424)	578	—		—		154
Total operating expenses	—	1,145,952	233,883	—		4,879		1,384,714
Income (loss) from operations	—	33,355	1,271	—		(4,879)		29,747
Interest expense	—	23,638	8,824	(2,420	)(3)	—		30,042
Loss on extinguishment of debt	—	—	—	7,536	(4)	—		7,536
Gain on bargain purchase	—	(230)	—	—		—		(230)
Income (loss) before income taxes	—	9,947	(7,553)	(5,116)		(4,879)		(7,601)
Benefit for income taxes	—	(157)	(1,022)	(1,279	)(5)	(1,220	)(5)	(3,678)
Net income (loss)	$—	$10,104	$(6,531)	$(3,837)		$(3,660)		$(3,924)

Basic and diluted net income (loss) per share		$0.22						$(0.07)

Weighted average common shares outstanding:
Basic		35,715,372				7,364,414		43,079,786
Diluted		45,319,971				14,649,561		59,969,532

CARROLS HOLDCO INC.

NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS

(1)      Historical restaurant sales of Cambridge include approximately $15.7 million of sales related to six gas stations and convenience stores owned and operated by Cambridge during 2018.

(2)      Includes pro forma amortization of the preliminary valuation of franchise rights to be recorded for the Cambridge Merger over an estimated 35 year life of $4.3 million and $0.6 million of amortization expense related to the ADA ROFR over the five year term of the Area Development Agreement.

(3)      The reduction to interest expense for the year ended December 30, 2018 includes (a) interest on the New Senior Credit Facilities totaling $25.4 million, (b) amortization of deferred financing costs associated with the New Senior Credit Facilities and other interest totaling $3.1 million, (c) reversal of previously recorded interest expense on the 8% Notes and existing senior credit facility totaling $23.1 million and (d) the reversal of interest expense on debt assumed in the Mergers and repaid in connection with and as part of the Refinancing totaling $7.7 million. We have not assumed an original issue discount on the New Senior Credit Facilities. Borrowings under the Term Loan B Facility at an original issue discount of 0.5% to 1.5% would increase interest expense by $0.4 million to $1.2 million for the year ended December 30, 2018. In addition, a 0.125% change in the interest rate would result in an increase or decrease to interest expense of approximately $0.5 million for the year ended December 30, 2018.

(4)      Reflects the call premium at 102% on the principal amount of $275.0 million of 8% Notes of $5.5 million, the write-off deferred financing costs associated with prior outstanding debt of $5.0 million, the write-off of Cambridge deferred financing fees on outstanding debt of $1.4 million, and the write-off of the unamortized bond premium of $4.4 million on the 8% Notes in connection with the Refinancing.

(5)      The income tax expense (benefit) related to the combined pretax pro forma adjustments are based on a blended tax rate of 25%.

RISK FACTORS

You should carefully consider the following risks associated with the common stock covered hereby. Additional risks and uncertainties not presently known to us or which are not currently believed to be important also may adversely affect the transactions and NewCRG following the Mergers.

Risks Relating to the Transactions

We may not be able to obtain the regulatory approvals required to consummate the Mergers.

Completion of the Mergers is subject to customary closing conditions. These closing conditions include, among others, the effectiveness of this registration statement and expiration or termination of the waiting period under the HSR Act. We intend to pursue all of these consents and authorizations as required by and in accordance with the terms of the Merger Agreement. Complying with requests from such governmental agencies, including requests for additional information and documents, could delay consummation of either or both of the Mergers.

In connection with granting these consents and authorizations, governmental authorities may impose conditions on NewCRG’s operations after completion of the Mergers. Such conditions may jeopardize or delay completion of the Mergers or may reduce the anticipated benefits of the Mergers. Under the terms of the Merger Agreement, Carrols and Cambridge are required to use its commercially reasonable efforts to obtain all necessary governmental approvals and each of Carrols and Cambridge will each make each make or cause to be made all filings and submissions required under the HSR Act as promptly as practicable, after the date of the Merger Agreement, and thereafter respond, as promptly as practicable, to any inquiries or information requests received from any governmental authority and make, as promptly as practicable, any other required submissions with respect to the transactions contemplated by the Merger Agreement under the HSR Act and otherwise use its reasonable best efforts to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable.

If we do not integrate our businesses successfully, we may lose customers and fail to achieve our financial objectives.

Achieving the benefits of the Mergers will depend in part on the successful integration of Cambridge’s business into our operations in a timely and efficient manner. In order for us to provide our customers with the same level of service the after the Mergers, we will need to integrate our product lines and development organizations with those of Cambridge. This may be difficult, unpredictable, and subject to delay because our businesses have been developed independently and were designed without regard to such integration. If we cannot successfully integrate our businesses and products and continue to provide customers with products and new product features in the future on a timely basis, we may lose customers and our business and results of operations may be harmed.

We may experience difficulties in integrating restaurants acquired by us into our existing business.

The acquisition of a significant number of restaurants from Cambridge will involve the integration of those acquired restaurants with our existing business. The difficulties of integration include:

•        coordinating and consolidating geographically separated systems and facilities;

•        integrating the management and personnel of the acquired restaurants, maintaining employee morale and retaining key employees;

•        implementing our management information systems; and

•        implementing operational procedures and disciplines to control costs and increase profitability.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the acquisition of restaurants and integration of acquired restaurants’ operations could have an adverse effect on our business, results of operations and financial condition.

Achieving the anticipated benefits of the acquisition of additional restaurants will depend in part upon whether we can integrate the acquired restaurants from Cambridge in an efficient and effective manner. We may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate the acquired restaurants from Cambridge, the anticipated benefits of the acquisition may not be realized.

In our evaluation of our acquired restaurants from Cambridge, assumptions are made as to our ability to increase sales as well as improve restaurant-level profitability particularly in the areas of food, labor and cash controls as well as other operating expenses. If we are not able to make such improvements in these operational areas as planned, the acquired restaurants’ targeted profitability levels will be affected which could cause an adverse effect on our overall financial results and financial condition.

The combined companies may not realize the anticipated benefits from the Mergers.

The Mergers involve the integration of two companies that have previously operated independently. We expect the combined companies to result in financial and operational benefits, including increased cost savings and other financial and operating benefits from the Mergers. There can be no assurance, however, regarding when or the extent to which the combined companies will be able to realize these increased cost savings or benefits. The companies must integrate or, in some cases, replace numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which are dissimilar. Difficulties associated with integrating New CFH could have a material adverse effect on the combined companies and the market price of NewCRG Common Stock.

The market price of NewCRG Common Stock may be volatile, and the market price of NewCRG Common Stock may decline in value following the Mergers.

The market price of NewCRG’s Common Stock could be subject to significant fluctuations following the Mergers. Market prices for securities of companies that have undergone significant acquisitions may be volatile. Some of the factors that may cause the market price of NewCRG’s Common Stock to fluctuate include, without limitation: general stock market and general economic conditions in the United States and abroad, not directly related to the combined companies or their business; the entry into, or termination of, material agreements; changes in local, regional or national economic conditions; changes in demographic trends; changes in consumer tastes; changes in traffic patterns; increases in fuel prices and utility costs; consumer concerns about health, diet and nutrition; increases in the number of, and particular locations of, competing restaurants; changes in discretionary consumer spending; inflation; increases in the cost of food, such as beef, chicken, produce and packaging; increased labor costs, including healthcare, unemployment insurance and minimum wage requirements; the availability of experienced management and hourly-paid employees; regional weather conditions; issues in operating the combined companies; changes in estimates or recommendations by securities analysts, if any, who cover NewCRG Common Stock; future sales of NewCRG securities; fluctuations in the combined companies’ financial results, including its cash, cash equivalents and short-term investment balance, operating expenses, cash burn rate or revenues; and other potentially negative financial announcements, including delisting of NewCRG Common Stock from the NASDAQ Global Market, changes in accounting treatment or restatement of previously reported financial results, delays in the combined companies’ filings with the SEC or the combined companies’ failure to maintain effective internal control over financial reporting.

We will incur significant transaction and merger-related costs in connection with the Mergers and will remain liable for significant transaction costs whether or not we successfully close the Mergers, including legal, accounting and other costs.

We have incurred and expect to continue to incur a number of non-recurring costs associated with combining the operations of the two companies which cannot be estimated accurately at this time. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. Also, speculation regarding the likelihood of the closing of the Mergers could increase the volatility of Carrols’ and NewCRG share price in the interim.

While the Mergers are pending, we and Cambridge are restricted from taking certain actions in the conduct of our respective businesses.

Under the Merger Agreement, we and Cambridge have agreed to operate our respective businesses in the usual, regular and ordinary course. In addition, we and Cambridge have agreed not to, and not to permit our affiliates to, perform certain actions including, without limitation, to the extent provided in the Merger Agreement, declaring dividends, issuing securities, encumbering our respective capital stock, making material acquisitions or disposing of material assets. Cambridge has agreed to additional restrictions on its business conduct, including with respect to material contracts, employment and compensation matters, indebtedness, capital expenditures and certain strategic and other transactions. Our agreement not to, and not to permit our affiliates to, take these actions could adversely affect our ability to take actions beneficial to Carrols or its stockholders. Similarly, the restrictions applicable to Cambridge may limit Cambridge’s ability to pursue attractive business opportunities and making other changes to its business, which could adversely affect its results of operations.

Our indebtedness following the Mergers will be higher than our existing indebtedness, which could limit our operations and opportunities, make it more difficult for us to pay or refinance our debts and may cause us to issue additional equity in the future, which would increase the dilution of our stockholders or reduce earnings.

In connection and concurrently with the execution of the Merger Agreement, Carrols entered into the Commitment Letter, with Wells Fargo Bank, Wells Fargo Securities, Rabobank, M&T Bank, SunTrust Bank and STRH, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Commitment Letter, the Lenders have committed to provide to NewCRG, substantially contemporaneously with the consummation of the Mergers, senior secured credit facilities in an aggregate principal amount of $500.0 million, consisting of (i) the Term Loan B Facility in an aggregate principal amount of $400.0 million and (ii) the New Revolving Credit Facility (including a sub-facility for standby letters of credit) in an aggregate principal amount of $100.0 million, all on the terms set forth in the Commitment Letter. NewCRG expects the New Senior Credit Facilities to be in an aggregate principal amount of $550.0 million consisting of (i) a Term Loan B Facility in an aggregate principal amount of $425.0 million and (ii) a New Revolving Credit Facility in the aggregate principal amount of $125.0 million although there can be no assurance in this regard.

On a pro forma basis, after giving effect to the Mergers, the Financing and the Refinancing, as of December 30, 2018, we would have had approximately $480.9 million of total indebtedness outstanding consisting of $425.0 million outstanding under our Term Loan B Facility, $52.0 million of lease financing obligations and $3.9 million of capital leases and other debt on a pro forma basis. After giving effect to the Mergers, at December 30, 2018, we would have had $113.4 million of borrowing availability under our New Revolving Credit Facility (after reserving $11.6 million for letters of credit issued under our New Revolving Credit Facility, which included amounts for anticipated claims from our renewals of workers’ compensation and other insurance policies).

Our debt service obligations with respect to increased indebtedness under the New Senior Credit Facilities could have an adverse impact on our earnings and cash flows (which after the Mergers would include the earnings and cash flows of New CFH) for as long as the indebtedness is outstanding. See “Summary—Commitment Letter” for a discussion of the Commitment Letter and the New Senior Credit Facilities.

Our substantial indebtedness could have important consequences to you. For example, it could:

•        make it more difficult for us to satisfy our obligations with respect to our outstanding debt;

•        increase our vulnerability to general adverse economic and industry conditions;

•        require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and related interest, including indebtedness we may incur in the future, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•        limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•        increase our cost of borrowing;

•        place us at a competitive disadvantage compared to our competitors that may have less debt; and

•        limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes.

We expect to use cash flow from operations and revolving credit borrowings and the New Senior Credit Facilities to meet our current and future financial obligations, including funding our operations, debt service and capital expenditures. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, or to fund other liquidity needs. If we do not have enough money, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness may limit our ability to pursue any of these alternatives.

The unaudited pro forma financial information included elsewhere in this prospectus may not be representative of the combined results of our Burger King restaurant business and the restaurants acquired from Cambridge after the consummation of the Mergers, and accordingly, you have limited financial information on which to evaluate our business following the consummation of the Mergers.

We and Cambridge currently operate as part of separate companies. We have had no prior history as an integrated entity and our operations have not previously been managed on an integrated basis. The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Mergers been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. The unaudited pro forma financial information does not reflect future events that may occur after the Mergers, including the potential realization of operating cost savings or costs related to the planned integration of the acquired restaurants from Cambridge, and does not consider potential impacts of current market conditions on revenues or expenses. The unaudited pro forma financial acquisition presented in this prospectus is based in part on certain assumptions regarding the acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

Failure to complete the Mergers may result in certain costs that could negatively affect the financial condition and results of operations of Carrols.

Carrols will incur significant transaction and merger-related costs whether or not Carrols receives the benefits associated with successfully closing the Mergers. Moreover, the market price of Carrols Common Stock may decline as a result of Carrols’ failure to close the Mergers.

The Mergers could cause Carrols and New CFH to lose key personnel, which could materially affect the respective companies’ businesses and require the companies to incur substantial costs to recruit replacements for lost personnel.

As a result of the Mergers, current and prospective Carrols and New CFH employees could experience uncertainty about their future roles within the combined company. This uncertainty may adversely affect our ability to attract and retain key management and operational personnel. Any failure to attract and retain key personnel could have a material adverse effect on the business of Carrols now and NewCRG after completion of the Mergers.

After the Mergers, the concentrated ownership of our capital stock by insiders will likely limit your ability to influence corporate matters.

After the Mergers, based on 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019, our executive officers, directors, affiliates of RBI and Cambridge will together beneficially own approximately 21.9% of NewCRG Common Stock outstanding without giving effect to the conversion of NewCRG Series B Preferred Stock and NewCRG Series C Preferred Stock and 43.3% of the NewCRG Common Stock outstanding assuming the removal of the Issuance Restriction and after giving effect to the conversion of the NewCRG Series B Preferred Stock and the NewCRG Series C Preferred Stock. Based on 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019, affiliates of RBI and Cambridge will beneficially own approximately 15.4% and 24.0%, respectively, and 39.4% collectively, of NewCRG Common Stock outstanding assuming the removal of the Issuance Restriction and after giving effect to the conversion of the NewCRG Series B Preferred Stock and the NewCRG Series C Preferred Stock. In addition, based on 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019, our executive officers and directors (excluding directors affiliated with affiliates of RBI and Cambridge) together will beneficially own approximately 6.4% of NewCRG Common Stock outstanding without giving effect to the conversion of NewCRG Series B Preferred Stock and NewCRG Series C Preferred Stock, and 3.9% NewCRG Common Stock outstanding assuming the removal of the Issuance Restriction and after giving effect to the conversion of the NewCRG Series B Preferred Stock and the NewCRG Series C Preferred Stock. As a result, our executive officers, directors, affiliates of RBI and Cambridge, if they act as a group, will be able to significantly influence matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. The directors will have the authority to make decisions affecting our capital structure, including the issuance of additional debt and the declaration of dividends. Each of RBI and Cambridge may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately depress the market price of NewCRG Common Stock.

We are required to make substantial capital expenditures pursuant to the terms of the Area Development Agreement.

The remodeling and upgrading of existing Burger King restaurants and the Burger King restaurants to be acquired under the Merger Agreement pursuant to the Remodel and Upgrade Obligations may be substantially costlier than we currently anticipate. In addition, we may incur substantial capital expenditures as a result of exercising the ADA ROFR in the ADA DMAs. If we are required to make greater than anticipated capital expenditures in connection with either or both of these activities, our business, financial condition and cash flows could be adversely affected.

Risks Relating to Carrols

Risks Related to Carrols’ Business

Intense competition in the restaurant industry could make it more difficult to profitably expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

The restaurant industry is highly competitive. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in grocery stores, supermarkets, cafeterias and other purveyors of moderately priced and quickly prepared food. We believe our largest competitors are McDonald’s and Wendy’s restaurants.

Due to competitive conditions, we, as well as certain of the other major quick-service restaurant chains, have offered select food items and combination meals at discounted prices. These pricing and marketing strategies have had, and in the future may have, a negative impact on our sales and earnings.

Factors applicable to the quick-service restaurant segment may adversely affect our results of operations, which may cause a decrease in earnings and revenues.

The quick-service restaurant segment is highly competitive and can be materially adversely affected by many factors, including:

•        changes in local, regional or national economic conditions;

•        changes in demographic trends;

•        changes in consumer tastes;

•        changes in traffic patterns;

•        increases in fuel prices and utility costs;

•        consumer concerns about health, diet and nutrition;

•        increases in the number of, and particular locations of, competing restaurants;

•        changes in discretionary consumer spending;

•        inflation;

•        increases in the cost of food, such as beef, chicken, produce and packaging;

•        increased labor costs, including healthcare, unemployment insurance and minimum wage requirements;

•        the availability of experienced management and hourly-paid employees; and

•        regional weather conditions.

We are highly dependent on the Burger King system and our ability to renew our franchise agreements with BKC. The failure to renew our franchise agreements or Burger King’s failure to compete effectively would materially adversely affect our results of operations.

Due to the nature of franchising and our agreements with BKC, our success is, to a large extent, directly related to the success of the Burger King system including its financial condition, advertising programs, new products, overall quality of operations and the successful and consistent operation of Burger King restaurants owned by other franchisees. We cannot assure you that Burger King restaurants will be able to compete effectively with other restaurants. As a result, any failure of the Burger King system to compete effectively would likely have a material adverse effect on our operating results.

Under each of our franchise agreements with BKC, we are required to comply with operational programs established by BKC. For example, our franchise agreements with BKC require that our restaurants comply with specified design criteria. In addition, BKC generally has the right to require us during the tenth year of a franchise agreement to remodel our restaurants to conform to the then-current image of Burger King restaurants, which may require the expenditure of considerable funds. In addition we may not be able to avoid adopting menu price discount promotions or permanent menu price decreases instituted by BKC that may be unprofitable.

Our franchise agreements typically have a 20-year term after which BKC’s consent is required to receive a successor franchise agreement. Our franchise agreements with BKC that are set to expire over the next three years are as follows: 33 in 2019, 55 in 2020 and 12 in 2021.

We cannot assure you that BKC will grant each of our future requests for successor franchise agreements, and any failure of BKC to renew our franchise agreements could adversely affect our operating results. In addition, as a condition of approval of a successor franchise agreement, BKC may require us to make capital improvements to particular restaurants to bring them up to Burger King current image standards, which may require us to incur substantial costs.

In addition, our franchise agreements with BKC do not give us exclusive rights to operate Burger King restaurants in any defined territory. Although we believe that BKC generally seeks to ensure that newly granted franchises do not materially adversely affect the operations of existing restaurants, we cannot assure you that franchises granted by BKC to third parties will not adversely affect any restaurants that we operate.

Additionally, as a franchisee, we have no control over the Burger King brand. If BKC does not adequately protect the Burger King brand and other intellectual property, our competitive position and operating results could be harmed.

Our strategy includes pursuing acquisitions of additional Burger King restaurants and we may not find Burger King restaurants that are suitable acquisition candidates or successfully operate or integrate any Burger King restaurants we may acquire.

As part of our strategy, we intend to pursue the acquisition of additional Burger King restaurants. Pursuant to the operating agreement between BKC and Carrols LLC, dated as of May 30, 2012, as amended on January 26, 2015 and December 17, 2015, BKC assigned to us its ROFR under its franchise agreements with its franchisees to purchase all of the assets of a restaurant or all or substantially all of the voting stock of the franchisee, whether direct or indirect, on the same terms proposed between such franchisee and a third party purchaser in 20 states as follows: Connecticut (except Hartford county), Delaware, Indiana, Kentucky, Maine, Maryland, Massachusetts (except for Middlesex, Norfolk and Suffolk counties), Michigan, New Hampshire, New Jersey, New York (except for Bronx, Kings, Nassau, New York, Queens, Richmond, Suffolk and Westchester counties), North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, Washington DC, and West Virginia. In addition, pursuant to the operating agreement, BKC granted us, on a non-exclusive basis, franchise pre-approval to, among other things, acquire restaurants from Burger King franchisees in the 20 states above until we operate 1,000 Burger King restaurants. As part of the franchise pre-approval, BKC granted us pre-approval for acquisitions of restaurants from franchisees in the 20 states above subject to and in accordance with the terms of the operating agreement. Under the new Area Development Agreement which is subject to and effective upon the closing of the Mergers, BKC will assign to Carrols LLC the ADA ROFR in the ADA DMAs until the date that Carrols LLC has acquired more than an aggregate of 500 Burger King restaurants. In addition, pursuant to the Area Development Agreement, BKC will grant Carrols LLC franchise pre-approval to build new Burger King restaurants or acquire Burger King restaurants from Burger King franchisees in the ADA DMAs until the date that Carrols LLC acquires, in the aggregate, more than 500 Burger King restaurants inside or outside of the ADA DMAs. Although we believe that opportunities for future acquisitions may be available from time to time, competition for acquisition candidates may exist or increase in the future. Consequently, there may be fewer acquisition opportunities available to us at an attractive acquisition price. There can be no assurance that we will be able to identify, acquire, manage or successfully integrate additional restaurants without substantial costs, delays or operational or financial problems. In the event we are able to acquire additional restaurants, the integration and operation of the acquired restaurants may place significant demands on our management, which could adversely affect our ability to manage our existing restaurants. We may be required to obtain additional financing to fund future acquisitions. There can be no assurance that we will be able to obtain additional financing, if necessary, on acceptable terms or at all. Both our senior credit facility and the indenture governing the $275.0 million of 8% Senior Secured Second Lien Notes due 2022 (the “Carrols 8% Notes”) contain restrictive covenants that may prevent us from incurring additional debt to acquire additional Burger King restaurants.

We may experience difficulties in integrating restaurants acquired by us into our existing business.

The acquisition of a significant number of restaurants will involve the integration of those acquired restaurants with our existing business. The difficulties of integration include:

•        coordinating and consolidating geographically separated systems and facilities;

•        integrating the management and personnel of the acquired restaurants, maintaining employee morale and retaining key employees;

•        implementing our management information systems; and

•        implementing operational procedures and disciplines to control costs and increase profitability.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the acquisition of restaurants and integration of acquired restaurants’ operations could have an adverse effect on our business, results of operations and financial condition.

Achieving the anticipated benefits of the acquisition of additional restaurants will depend in part upon whether we can integrate any acquired restaurants in an efficient and effective manner. We may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate acquired restaurants, the anticipated benefits of the acquisition may not be realized.

In our evaluation of our recent and potential acquisitions, assumptions are made as to our ability to increase sales as well as improve restaurant-level profitability particularly in the areas of food, labor and cash controls as well as other operating expenses. If we are not able to make such improvements in these operational areas as planned, the acquired restaurants’ targeted profitability levels will be affected which could cause an adverse effect on our overall financial results and financial condition.

We could be adversely affected by food-borne illnesses, as well as widespread negative publicity regarding food quality, illness, injury or other health concerns.

Negative publicity about food quality, illness, injury or other health concerns (including health implications of obesity) or similar issues stemming from one restaurant or a number of restaurants could materially adversely affect us, regardless of whether they pertain to our own restaurants, other Burger King restaurants, or to restaurants owned or operated by other companies. For example, health concerns about the consumption of beef, chicken or eggs or by specific events such as the outbreak of “mad cow” disease could lead to changes in consumer preferences, reduce consumption of our products and adversely affect our financial performance. These events could also reduce available supply or significantly raise the price of beef, chicken or eggs.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our restaurants. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of our control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our restaurants, could result in a significant decrease in guest traffic in all of our restaurants and could have a material adverse effect on our results of operations. In addition, similar publicity or occurrences with respect to other restaurants or restaurant chains could also decrease our guest traffic and have a similar material adverse effect on our business.

We may incur significant liability or reputational harm if claims are brought against us or the Burger King brand.

We may be subject to complaints, regulatory proceedings or litigation from guests or other persons alleging food-related illness, injuries suffered in our premises or other food quality, health or operational concerns, including environmental claims. In addition, in recent years a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging, among other things, violations of federal and state law regarding workplace and employment matters, discrimination, harassment, wrongful termination and wage, rest break, meal break and overtime compensation issues and, in the case of quick-service restaurants, alleging that they have failed to disclose the health risks associated with high fat or high sodium foods and that their marketing practices have encouraged obesity. We may also be subject to litigation or other actions initiated by governmental authorities or our employees, among others, based upon these and other matters. Adverse publicity resulting from such allegations or occurrences or alleged discrimination or other operating issues stemming from one or a number of our locations could adversely affect our business, regardless of whether the allegations are true, or whether we are ultimately held liable. Any cases filed against us could materially adversely affect us if we lose such cases and have to pay substantial damages or if we settle such cases. In addition, any such cases may materially and adversely affect our operations by increasing our litigation costs and diverting our attention and resources to address such actions. In addition, if a claim is successful, our insurance coverage may not cover or be adequate to cover all liabilities or losses and we may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If we suffer losses, liabilities or loss of income in excess of our insurance coverage or if our insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on our results of operations.

Changes in consumer taste could negatively impact our business.

We obtain a significant portion of our revenues from the sale of hamburgers and various types of sandwiches. If consumer preferences for these types of foods change, it could have a material adverse effect on our operating results. The quick-service restaurant segment is characterized by the frequent introduction of new products, often supported by substantial promotional campaigns, and is subject to changing consumer preferences, tastes, and eating and purchasing habits. Our success depends on BKC’s ability to anticipate and respond to changing consumer preferences, tastes and dining and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. BKC may be forced to make changes to our menu items in order to respond to changes in consumer tastes or dining patterns, and we may lose customers who do not prefer the new menu items. In recent years, numerous companies in the quick-service restaurant segments have introduced products positioned to capitalize on the growing consumer preference for food products that are, or are perceived to be, promoting good health, nutritious, low in calories and low in fat content. If BKC does not continually develop and successfully introduce new menu offerings that appeal to changing consumer preferences or if the Burger King system does not timely capitalize on new products, our operating results could suffer. In addition, any significant event that adversely affects consumption of our products, such as cost, changing tastes or health concerns, could adversely affect our financial performance.

If a significant disruption in service or supply by any of our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on our business.

Our financial performance depends on our continuing ability to offer fresh, quality food at competitive prices. If a significant disruption in service or supply by our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on us.

We are a member of a national purchasing cooperative, Restaurant Services, Inc., which serves as the purchasing agent for approved distributors to the Burger King system. We are required to purchase all of our food products, paper goods and packaging materials from BKC-approved suppliers. We currently utilize mostly three distributors for our restaurants, Maines Paper & Food Service, Inc., McLane Company Inc., and Reinhart Food Service L.L.C., to supply our restaurants in various geographical areas. As of December 30, 2018, such distributors supplied 40%, 32%, and 28%, respectively of our restaurants. Although we believe that we have alternative sources of supply, in the event any distributors or suppliers are unable to service us, this could lead to a disruption of service or supply until a new distributor or supplier is engaged, which could have an adverse effect on our business.

If labor costs increase, we may not be able to make a corresponding increase in our prices and our operating results may be adversely affected.

Wage rates for a number of our employees are either at or slightly above the federal and or state minimum wage rates. As federal and/or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees but also the wages paid to the employees at wage rates which are above the minimum wage, which will increase our costs. The extent to which we are not able to raise our prices to compensate for increases in wage rates, including increases in state unemployment insurance costs or other costs including mandated health insurance, could have a material adverse effect on our operating results. In addition, even if minimum wage rates do not increase, we may still be required to raise wage rates in order to compete for an adequate supply of labor for our restaurants.

Higher labor costs due to statutory and regulatory changes could have a material adverse effect on our business and financial results.

We are subject to the federal labor laws, including the Fair Labor Standards Act, as well as various state and local laws governing such matters as minimum wages, labor relations, workplace safety, citizenship requirements and other working conditions for employees. Federal, state and local laws may also require us to provide paid and unpaid leave, healthcare, or other benefits to our employees. Changes in the law, or penalties associated with any failure on our part to comply with legal requirements, could increase our labor costs or result in additional expense.

During 2018, certain workers were able to take up to eight weeks (increasing in New York and other areas to twelve weeks in 2021) of employer-provided paid leave for childbirth, care for a seriously ill family member or needs related to a family member’s military deployment. These additional expenses may cause us to raise our prices. In certain geographic areas which cannot absorb such increases, this could have a material adverse effect on our business, financial condition; results of operations and/or cash flows. We provide unpaid leave for employees for covered family and medical reasons, including childbirth, to the extent required by the Family and Medical Leave Act of 1933, as amended, and applicable state laws. To the extent we need to hire additional employees or pay overtime for such employees on leave, this would be an added expense which could adversely affect our results of operations.

Increases in income tax rates or changes in income tax laws could adversely affect our business, financial condition or results of operations.

Increases in income tax rates in the United States or other changes in income tax laws in any particular jurisdiction could reduce our after-tax income arising in such jurisdiction and could adversely affect our business, financial condition or results of operations. The United States recently made changes to existing tax laws in the Tax Cuts and Jobs Act (the “Tax Act”) which was signed into law on December 22, 2017. Among its many provisions, the Tax Act reduced the U.S. Federal corporate income tax rate from 35% to 21% and imposed limitations on the deductibility of interest and certain other corporate deductions. Additional changes in the U.S. tax regime, including changes in how existing tax laws are interpreted or enforced, could adversely affect our business, financial condition or results of operations.

The efficiency and quality of our competitors’ advertising and promotional programs and the extent and cost of our advertising could have a material adverse effect on our results of operations and financial condition.

The success of our restaurants depends in part upon the effectiveness of the advertising campaigns and promotions by BKC. If our competitors increase spending on advertising and promotion, or the cost of television or radio advertising increases, or BKC’s or our advertising and promotions are less effective than our competitors’, there could be a material adverse effect on our results of operations and financial condition.

Our business is regional and we therefore face risks related to reliance on certain markets as well as risks for other unforeseen events.

At December 30, 2018, 18% of our restaurants were located in North Carolina, 15% were located in New York, and 31% were located in Indiana, Ohio and Michigan. Therefore, the economic conditions, state and local government regulations, weather conditions or other conditions affecting New York, Indiana, Ohio, Michigan, and North Carolina and other unforeseen events, including terrorism and other national conflicts may have a material impact on the success of our restaurants in those locations.

Many of our restaurants are located in regions that may be susceptible to severe weather conditions such as harsh winter weather and hurricanes. As a result, adverse weather conditions in any of these areas could damage these restaurants, result in fewer guest visits to these restaurants and otherwise have a material adverse impact on our business.

We cannot assure you that the current locations of our restaurants will continue to be economically viable or that additional locations will be acquired at reasonable costs.

The location of our restaurants has significant influence on their success. We cannot assure you that current locations will continue to be economically viable or that additional locations can be acquired at reasonable costs. In addition, the economic environment where restaurants are located could decline in the future, which could result in reduced sales for those locations. We cannot assure you that new sites will be profitable or as profitable as existing sites.

Economic downturns may adversely impact consumer spending patterns.

The U.S. economy has in the past experienced significant slowdown and volatility due to uncertainties related to availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, diminished market liquidity, falling consumer confidence and high unemployment rates. Our business is dependent to a significant extent on national, regional and local economic conditions, particularly those that affect our guests that frequently patronize our restaurants. In particular, where our customers’ disposable income is reduced (such as by job losses, credit constraints and higher housing, tax, energy, interest or other costs) or where the perceived wealth of customers has decreased (because of circumstances such as lower residential real estate values, increased foreclosure rates, increased tax rates or other economic disruptions), our restaurants have in the past experienced, and may in the future experience, lower sales and customer traffic as customers choose lower-cost alternatives or other alternatives to dining out. The resulting decrease in our customer traffic or average sales per transaction has had an adverse effect in the past, and could in the future have a material adverse effect, on our business.

The loss of the services of our senior management could have a material adverse effect on our business, financial condition or results of operations.

Our success depends to a large extent upon the continued services of our senior management who have substantial experience in the restaurant industry. We believe that it could be difficult to replace our senior management with individuals having comparable experience. Consequently, the loss of the services of members of our senior management could have a material adverse effect on our business, financial condition or results of operations.

Government regulation could adversely affect our financial condition and results of operations.

We are subject to extensive laws and regulations relating to the development and operation of restaurants, including regulations relating to the following:

•        zoning;

•        requirements relating to labeling of caloric and other nutritional information on menu boards, advertising and food packaging;

•        the preparation and sale of food;

•        employer/employee relationships, including minimum wage requirements, overtime, mandatory paid and unpaid leave, working and safety conditions, and citizenship requirements;

•        health care; and

•        federal and state laws that prohibit discrimination and laws regulating design and operation of, and access to, facilities, such as the Americans With Disabilities Act of 1990.

In the event that legislation having a negative impact on our business is adopted, it could have a material adverse impact on us. For example, substantial increases in the minimum wage or state or Federal unemployment taxes could adversely affect our financial condition and results of operations. Local zoning or building codes or regulations can cause substantial delays in our ability to build and open new restaurants. Any failure to obtain and maintain required licenses, permits and approvals could also adversely affect our operating results.

Federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials could expose us to liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous substances or other regulated materials, release of pollutants into the air, soil and water, and the remediation of contaminated sites.

Failure to comply with environmental laws could result in the imposition of fines or penalties, restrictions on operations by governmental agencies or courts of law, as well as investigatory or remedial liabilities and claims for alleged personal injury or damages to property or natural resources. Some environmental laws impose strict, and under some circumstances joint and several, liability for costs of investigation and remediation of contaminated sites on current and prior owners or operators of the sites, as well as those entities that send regulated materials to the sites. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. Therefore, our costs of complying with current and future environmental, health and safety laws could adversely affect our results of operations.

We are subject to all of the risks associated with leasing property subject to long-term non-cancelable leases.

The leases for our restaurant locations (except for certain acquired restaurants which have an underlying lease term of less than 20 years) generally have initial terms of 20 years, and typically provide for renewal options in five year increments as well as for rent escalations. Generally, our leases are “net” leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. We generally cannot cancel our leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be obligated to perform our monetary obligations under the applicable lease including, among other things, paying all amounts due for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or any terms at all, which could cause us to close restaurants in desirable locations.

An increase in food costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs. Changes in the price or availability of certain food products could affect our ability to offer broad menu and price offerings to guests and could materially adversely affect our profitability and reputation. The type, variety, quality and price of beef, chicken, produce and cheese can be subject to change and to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. Our food distributors or suppliers may also be affected by higher costs to produce and transport commodities used in our restaurants, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although RSI is able to contract for certain food commodities for periods up to one year, the pricing and availability of some commodities used in our operations are not locked in for periods of longer than one week or at all. We do not currently use financial instruments to hedge our risk to market fluctuations in the price of beef, produce and other food products. We may not be able to anticipate and react to changing food costs through menu price adjustments in the future, which could negatively impact our results of operations.

Security breaches of confidential guest information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

A significant amount of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers was compromised. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our guests’ credit or debit card information. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on us and our restaurants.

We depend on information technology and any material failure of that technology could impair our ability to efficiently operate our business.

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, procurement and payment to significant suppliers, collection of cash, and payment of other financial obligations and various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems or a breach in security of these systems could cause delays in customer service and reduce efficiency in our operations. Significant capital investments might be required to remediate any problems.

Carrols is currently a guarantor under 27 Fiesta Restaurant Group, Inc. (“Fiesta”) restaurant property leases and the primary lessee on five Fiesta restaurant property leases, and any default under such property leases by Fiesta may result in substantial liabilities to us.

Fiesta, a former wholly owned subsidiary of the Company, was spun-off in 2012 to the Company’s stockholders. Carrols currently is a guarantor under 27 Fiesta restaurant property leases, of which all except for one are still operating as of December 30, 2018. The Separation and Distribution Agreement, which we refer to as the “separation agreement”, dated as of April 24, 2012 and entered into in connection with the spin-off among Carrols, Fiesta and us provides that the parties will cooperate and use their commercially reasonable efforts to obtain the release of such guarantees. Unless and until any such guarantees are released, Fiesta agrees to indemnify Carrols for any losses or liabilities or expenses that it may incur arising from or in connection with any such lease guarantees.

Carrols is currently a primary lessee of five Fiesta restaurants which it subleases to Fiesta. The separation agreement provides that the parties will cooperate and use their commercially reasonable efforts to cause Fiesta or a subsidiary of Fiesta to enter into a new master lease or individual leases with the lessor with respect to the Fiesta restaurants where Carrols is currently a lessee. The separation agreement provides that until such new master lease or such individual leases are entered into, (i) Carrols will perform its obligations under the master lease for the five Fiesta restaurants where it is a lessee and (ii) the parties will cooperate and use their commercially reasonable efforts to enter into a non-disturbance agreement or similar agreement with the lessor which shall provide that Fiesta or one of its subsidiaries shall become the lessee under such master lease with respect to such Fiesta restaurants and perform Carrols’ obligations under such master lease in the event of a breach or default by Carrols.

Such guarantees may never be released and a new master lease with respect to the five Fiesta properties where Carrols is the primary lessee may never be entered into by Fiesta. Any losses or liabilities that may arise in connection such guarantees or the master lease where Carrols is not able to receive indemnification from Fiesta may result in substantial liabilities to us and could have a material adverse effect on our business.

Risks Related to Our Common Stock

The market price of our common stock may be highly volatile or may decline regardless of our operating performance.

The trading price of our common stock may fluctuate substantially. The price of our common stock that will prevail in the market may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause a loss of all or part of an investment in our common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to the following:

•        price and volume fluctuations in the overall stock market from time to time;

•        significant volatility in the market price and trading volume of companies generally or restaurant companies;

•        actual or anticipated variations in the earnings or operating results of our company or our competitors;

•        actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock or the stock of other companies in our industry;

•        market conditions or trends in our industry and the economy as a whole;

•        announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures and our ability to complete any such transaction;

•        announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•        capital commitments;

•        changes in accounting principles;

•        additions or departures of key personnel;

•        sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers; and

•        events that affect BKC.

In addition, if the market for restaurant company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or related industries even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

The concentrated ownership of our capital stock by insiders will likely limit our stockholders’ ability to influence corporate matters.

Our executive officers, directors and BKC together beneficially own approximately 25.4% of our outstanding common stock as of April 8, 2019 (assuming conversion of the Series B Preferred Stock held by BKC and another affiliate of RBI). As a result, our executive officers, directors, BKC and another affiliate of RBI, if they act as a group, will be able to significantly influence matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. The directors will have the authority to make decisions affecting our capital structure, including the issuance of additional debt and the declaration of dividends. BKC and another affiliate of RBI may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately depress the market price of our common stock.

We do not expect to pay any cash dividends for the foreseeable future, and the indenture governing the Carrols 8% Notes and the senior credit facility limit our ability to pay dividends to our stockholders.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. The absence of a dividend on our common stock may increase the volatility of the market price of our common stock or make it more likely that the market price of our common stock will decrease in the event of adverse economic conditions or adverse developments affecting our company. Additionally, the indenture governing the Carrols 8% Notes and our senior credit facility limit, and our New Senior Credit Facilities if entered into in connection with the Mergers will limit, and the debt instruments that we may enter into in the future may limit our ability to pay dividends to our stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot assure you that these analysts will publish research or reports about us or that any analysts that do so will not discontinue publishing research or reports about us in the future. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If analysts do not publish reports about us or if one or more analysts cease coverage of our stock, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our restated certificate of incorporation and amended and restated bylaws, as amended, or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our restated certificate of incorporation and amended and restated bylaws, as amended, contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•        require that special meetings of our stockholders be called only by our board of directors or certain of our officers, thus prohibiting our stockholders from calling special meetings;

•        deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;

•        authorize the issuance of “blank check” preferred stock that our board could issue to dilute the voting and economic rights of our common stock and to discourage a takeover attempt;

•        provide that approval of our board of directors or a supermajority of stockholders is necessary to make, alter or repeal our amended and restated bylaws and that approval of a supermajority of stockholders is necessary to amend, alter or change certain provisions of our restated certificate of incorporation;

•        establish advance notice requirements for stockholder nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•        divide our board into three classes of directors, with each class serving a staggered 3-year term, which generally increases the difficulty of replacing a majority of the directors;

•        provide that directors only may be removed for cause by a majority of the board or by a supermajority of our stockholders; and

•        require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

As of December 30, 2018, we had approximately $280.1 million of total indebtedness outstanding consisting of $275.0 million of Notes, $1.2 million of lease financing obligations and $3.9 million of capital leases and other debt. At December 30, 2018, we had $61.4 million of borrowing availability under our senior credit facility (after reserving $11.6 million for letters of credit issued under our senior credit facility, which included amounts for anticipated claims from our renewals of workers’ compensation and other insurance policies), which would effectively rank senior to the Carrols 8% Notes.

On a pro forma basis, after giving effect to the Mergers, the Financing and the Refinancing, as of December 30, 2018, we would have had approximately $480.9 million of total indebtedness outstanding consisting of $425.0 million outstanding under our Term Loan B Facility, $52.0 million of lease financing obligations and $3.9 million of capital leases and other debt on a pro forma basis. After giving effect to the Mergers, at December 30, 2018, we would have had $113.4 million of borrowing availability under our New Revolving Credit Facility (after reserving $11.6 million for letters of credit issued under our New Revolving Credit Facility, which included amounts for anticipated claims from our renewals of workers’ compensation and other insurance policies).

As a result of our substantial indebtedness, a significant portion of our operating cash flow will be required to make payments of interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flow from operations, or have future borrowings available under our senior credit facility, to enable us to repay our indebtedness, including the Carrols 8% Notes, or to fund other liquidity needs.

Our substantial indebtedness could have important consequences to our stockholders. For example, it could:

•        make it more difficult for us to satisfy our obligations with respect to the Carrols 8% Notes and our other debt;

•        increase our vulnerability to general adverse economic and industry conditions;

•        require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and related interest, including indebtedness we may incur in the future, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•        restrict our ability to acquire additional restaurants;

•        limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•        increase our cost of borrowing;

•        place us at a competitive disadvantage compared to our competitors that may have less debt; and

•        limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes.

We expect to use cash flow from operations, our cash balances and revolving credit borrowings under our senior credit facility to meet our current and future financial obligations, including funding our operations, debt service, possible future acquisitions and capital expenditures (including restaurant remodeling and new restaurant development). Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, or to fund other liquidity needs. If we do not have sufficient liquidity, we may be forced to reduce or delay capital expenditures and restaurant acquisitions, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including our senior credit facility and the Carrols 8% Notes, on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness, including the agreements for our senior credit facility, may limit our ability to pursue any of these alternatives.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur more debt or make certain restricted payments, which could further exacerbate the risks described above.

We and our subsidiaries may be able to incur additional debt in the future, including debt that may be secured on a first lien basis or pari passu with the Carrols 8% Notes. Although our senior credit facility and the indenture governing the Carrols 8% Notes contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the Carrols 8% Notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture governing the Carrols 8% Notes and engage in other activities in which restricted subsidiaries may not engage. We could also consider investments in joint ventures or acquisitions, which may increase our indebtedness. Moreover, although our senior credit facility and the indenture governing the Carrols 8% Notes contain restrictions on our ability to make restricted payments, including the declaration and payment of dividends, we are able to make such restricted payments under certain circumstances. Adding new debt to current debt levels or making restricted payments could intensify the related risks that we and our subsidiaries now face.

The agreements governing our debt agreements restrict our ability to engage in some business and financial transactions and contain certain other restrictive terms.

Our debt agreements, such as the indenture governing the Carrols 8% Notes and our senior credit facility, restrict our ability in certain circumstances to, among other things:

•        incur additional debt;

•        pay dividends and make other distributions on, redeem or repurchase, capital stock;

•        make investments or other restricted payments;

•        enter into transactions with affiliates;

•        engage in sale and leaseback transactions;

•        sell all, or substantially all, of our assets;

•        create liens on assets to secure debt; or

•        effect a consolidation or merger.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our senior credit facility required us to maintain specified financial ratios and satisfy other financial tests. At December 30, 2018, we were in compliance with such covenants under our senior credit facility. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these tests.

A breach of any of these covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt. In addition, in the event that the Carrols 8% Notes become immediately due and payable, the holders of the Carrols 8% Notes would not be entitled to receive any payment in respect of the Carrols 8% Notes until all of our senior debt has been paid in full.

We may not have the funds necessary to satisfy all of our obligations under our senior credit facility, the Carrols 8% Notes or other indebtedness in connection with certain change of control events.

Upon the occurrence of specific kinds of change of control events, the indenture governing the Carrols 8% Notes requires us to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest (and additional interest, if any) to the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of the Carrols 8% Notes. In addition, restrictions under our senior credit facility may not allow us to repurchase the Carrols 8% Notes upon a change of control. If we could not refinance such debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the Carrols 8% Notes, which would constitute an event of default under the indenture. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture.

In addition, our senior credit facility provides that certain change of control events constitute an event of default under such senior credit facility. Such an event of default entitles the lenders thereunder to, among other things, cause all outstanding debt obligations under the senior credit facility to become due and payable and to proceed against the collateral securing such senior credit facility. Any event of default or acceleration of the senior credit facility will likely also cause a default under the terms of our other indebtedness.

Risks Related to Cambridge

Risks Related to Cambridge’s Business

Intense competition in the restaurant industry could make it more difficult to profitably expand the Cambridge Business and could also have a negative impact on Cambridge’s operating results if customers favor Cambridge’s competitors or Cambridge is forced to change is pricing and other marketing strategies.

The restaurant industry is highly competitive. In each of the markets in which Cambridge operates its restaurants, its restaurants compete with a large number of national and regional restaurant chains and locally owned restaurants offering low- and medium-priced fare. Cambridge also competes with other convenience stores, delicatessens and prepared food counters in grocery stores, supermarkets, cafeterias and with other purveyors of moderately priced and quickly prepared food. Cambridge believes its largest competitors for its Burger King restaurants are McDonald’s and Wendy’s restaurants and its largest competitor for its Popeyes restaurants is KFC.

Due to competitive conditions, Cambridge, as well as certain of the other major quick-service restaurant chains, has offered select food items and combination meals at discounted prices. These pricing and marketing strategies have had, and in the future may have, a negative impact on its sales and earnings.

Factors applicable to the quick-service restaurant segment may adversely affect Cambridge’s results of operations, which may cause a decrease in earnings and revenues.

The quick-service restaurant segment is highly competitive and can be materially adversely affected by many factors, including:

•        changes in local, regional or national economic conditions;

•        changes in demographic trends;

•        changes in consumer tastes;

•        changes in traffic patterns;

•        increases in fuel prices and utility costs;

•        consumer concerns about health, diet and nutrition;

•        increases in the number of, and particular locations of, competing restaurants;

•        changes in discretionary consumer spending;

•        inflation;

•        increases in the cost of food, such as beef, chicken, produce and packaging;

•        increased labor costs, including healthcare, unemployment insurance and minimum wage requirements;

•        the availability of experienced management and hourly-paid employees; and

•        regional weather conditions.

Cambridge is highly dependent on each of the Burger King system and the Popeyes system and on its ability to renew its franchise agreements with BKC and PLK. The failure to renew its franchise agreements or the failure of the Burger King or Popeyes systems to compete effectively would materially adversely affect Cambridge’s results of operations.

Due to the nature of franchising and Cambridge’s agreements with BKC and PLK, Cambridge’s success is, to a large extent, directly related to the success of the Burger King system and the Popeyes system, including their respective financial conditions, advertising programs, new products and overall quality of operations and the successful and consistent operation of Burger King restaurants and Popeyes restaurants owned by other franchisees. As a result, any failure of the Burger King system or Popeyes system to compete effectively would likely have a material adverse effect on Cambridge’s operating results.

BKC or PLK may not grant Cambridge’s future requests for successor franchise agreements, or may grant successor franchise agreements on terms that are less advantageous than the terms of existing franchise agreements, which could adversely affect Cambridge’s operating results. In addition, as a condition of approval of a successor franchise agreement, BKC or PLK may require Cambridge to make capital improvements to particular restaurants to bring them up to current image standards established by Burger King or Popeyes, as applicable, which may require Cambridge to incur substantial costs.

Additionally, as a franchisee, Cambridge has no control over the Burger King brand or the Popeyes brand. If BKC does not adequately protect the Burger King brand and other intellectual property, or if PLK does not adequately protect the Popeyes brand and other intellectual property, Cambridge’s competitive position and operating results could be harmed.

Cambridge’s strategy includes pursuing acquisitions of additional Burger King and Popeyes restaurants and it may not find Burger King restaurants or Popeyes restaurants that are suitable acquisition candidates or successfully operate or integrate any Burger King restaurants or Popeyes restaurants that it may acquire.

As part of Cambridge’s strategy, it intends to pursue the acquisition of additional Burger King restaurants and Popeyes restaurants. Although Cambridge believes that opportunities for future acquisitions may be available from time to time, competition for acquisition candidates may exist or increase in the future. Consequently, there may be fewer acquisition opportunities available to Cambridge at an attractive acquisition price. There can be no assurance that Cambridge will be able to identify, acquire, manage or successfully integrate additional restaurants without substantial costs, delays or operational or financial problems. In the event Cambridge is able to acquire additional restaurants, the integration and operation of the acquired restaurants may place significant demands on its management, which could adversely affect its ability to manage its existing restaurants. Cambridge may be required to obtain additional financing to fund future acquisitions. There can be no assurance that Cambridge will be able to obtain additional financing, if necessary, on acceptable terms or at all.

Cambridge could be adversely affected by food-borne illnesses, as well as widespread negative publicity regarding food quality, illness, injury or other health concerns.

Negative publicity about food quality, illness, injury or other health concerns (including health implications of obesity) or similar issues stemming from one restaurant or a number of restaurants could materially adversely affect Cambridge, regardless of whether they pertain to Cambridge’s own restaurants, other Burger King restaurants, other Popeyes restaurants or to restaurants owned or operated by other companies. For example, health concerns about the consumption of beef, chicken or eggs or by specific events such as the outbreak of “mad cow” disease or “avian flu” could lead to changes in consumer preferences, reduce consumption of Cambridge’s products and adversely affect Cambridge’s financial performance. These events could also reduce available supply or significantly raise the price of beef, chicken or eggs.

In addition, Cambridge cannot guarantee that its operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect its restaurants. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of Cambridge’s control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of

Cambridge’s restaurants, could result in a significant decrease in guest traffic in all of its restaurants and could have a material adverse effect its results of operations. In addition, similar publicity or occurrences with respect to other restaurants or restaurant chains could also decrease Cambridge’s guest traffic and have a similar material adverse effect on its business.

Cambridge may incur significant liability or reputational harm if claims are brought against it, the Burger King brand or the Popeyes brand.

Cambridge may be subject to complaints, regulatory proceedings or litigation from guests or other persons alleging food-related illness, injuries suffered in its premises or other food quality, health or operational concerns, including environmental claims. In addition, in recent years a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging, among other things, violations of federal and state law regarding workplace and employment matters, discrimination, harassment, wrongful termination and wage, rest break, meal break and overtime compensation issues and, in the case of quick-service restaurants, alleging that they have failed to disclose the health risks associated with high fat or high sodium foods and that their marketing practices have encouraged obesity. Cambridge may also be subject to litigation or other actions initiated by governmental authorities or its employees, among others, based upon these and other matters. Adverse publicity resulting from such allegations or occurrences or alleged discrimination or other operating issues stemming from one or a number of Cambridge’s locations could adversely affect Cambridge’s business, regardless of whether the allegations are true, or whether Cambridge is ultimately held liable. Any cases filed against Cambridge could materially adversely affect it if it loses such cases and has to pay substantial damages or if it settles such cases. In addition, any such cases may materially and adversely affect Cambridge’s operations by increasing its litigation costs and diverting its attention and resources to address such actions. In addition, if a claim is successful, Cambridge’s insurance coverage may not cover or be adequate to cover all liabilities or losses and Cambridge may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If Cambridge suffers losses, liabilities or loss of income in excess of its insurance coverage or if its insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on Cambridge’s results of operations.

Changes in consumer taste could negatively impact Cambridge’s business.

Cambridge obtains a significant portion of its revenues from the sale of hamburgers, fried chicken and various types of sandwiches. If consumer preferences for these types of foods change, it could have a material adverse effect on Cambridge’s operating results. The quick-service restaurant segment is characterized by the frequent introduction of new products, often supported by substantial promotional campaigns, and is subject to changing consumer preferences, tastes, and eating and purchasing habits. Cambridge’s success depends on each of BKC’s and PLK’s ability to anticipate and respond to changing consumer preferences, tastes and dining and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. BKC or PLK may be forced to make changes to Cambridge’s menu items in order to respond to changes in consumer tastes or dining patterns, and Cambridge may lose customers who do not prefer the new menu items. In recent years, numerous companies in the quick-service restaurant segments have introduced products positioned to capitalize on the growing consumer preference for food products that are, or are perceived to be, promoting good health, nutritious, low in calories and low in fat content. If BKC or PLK does not continually develop and successfully introduce new menu offerings that appeal to changing consumer preferences or if the Burger King system or the Popeyes system does not timely capitalize on new products, Cambridge’s operating results could suffer. In addition, any significant event that adversely affects consumption of Cambridge’s products, such as cost, changing tastes or health concerns, could adversely affect its financial performance.

If labor costs increase, Cambridge may not be able to make a corresponding increase in its prices and its operating results may be adversely affected.

Wage rates for a number of Cambridge’s employees are either at or slightly above the federal and or state minimum wage rates. As federal and/or state minimum wage rates increase, Cambridge may need to increase not only the wage rates of its minimum wage employees but also the wages paid to the employees at wage rates which are above the minimum wage, which will increase its costs. The extent to which Cambridge is not able to raise its prices to compensate for increases in wage rates, including increases in state unemployment insurance costs or other costs including mandated health insurance, could have a material adverse effect on its operating results. In addition, even if minimum wage rates do not increase, Cambridge may still be required to raise wage rates in order to compete for an adequate supply of labor for its restaurants.

Higher labor costs due to statutory and regulatory changes could have a material adverse effect on Cambridge’s business and financial results.

Cambridge is subject to the federal labor laws, including the Fair Labor Standards Act, as well as various state and local laws governing such matters as minimum wages, labor relations, workplace safety, citizenship requirements and other working conditions for employees. Federal, state and local laws may also require Cambridge to provide paid and unpaid leave, healthcare, or other benefits to its employees. Changes in the law, or penalties associated with any failure on Cambridge’s part to comply with legal requirements, could increase Cambridge’s labor costs or result in additional expense.

During 2018, certain workers were able to take up to eight weeks of employer-provided paid leave for childbirth, care for a seriously ill family member or needs related to a family member’s military deployment. These additional expenses may cause Cambridge to raise its prices. In certain geographic areas that cannot absorb such increases, this could have a material adverse effect on Cambridge’s business, financial condition; results of operations and/or cash flows. Cambridge provides unpaid leave for employees for covered family and medical reasons, including childbirth, to the extent required by the Family and Medical Leave Act of 1933, as amended, and applicable state laws. To the extent Cambridge needs to hire additional employees or pay overtime for such employees on leave, this would be an added expense which could adversely affect its results of operations.

Increases in income tax rates or changes in income tax laws could adversely affect Cambridge’s business, financial condition or results of operations.

Increases in income tax rates in the United States or other changes in income tax laws in any particular jurisdiction could reduce Cambridge’s after-tax income from such jurisdiction and could adversely affect Cambridge’s business, financial condition or results of operations. The United States recently made changes to existing tax laws in the Tax Act, which was signed into law on December 22, 2017. Among its many provisions, the Tax Act reduced the U.S. federal corporate income tax rate from 35% to 21% and imposed limitations on the deductibility of interest and certain other corporate deductions. Additional changes in the U.S. tax regime, including changes in how existing tax laws are interpreted or enforced, could adversely affect Cambridge’s business, financial condition or results of operations.

The efficiency and quality of Cambridge’s competitors’ advertising and promotional programs and the extent and cost of Cambridge’s advertising and promotional programs could have a material adverse effect on Cambridge’s results of operations and financial condition.

The success of Cambridge’s restaurants depends in part upon the effectiveness of the advertising campaigns and promotions by BKC and PLK. If Cambridge’s competitors increase spending on advertising and promotion, or the cost of television or radio advertising increases, or BKC’s, PLK’s or Cambridge’s advertising and promotions are less effective than those of their competitors’, there could be a material adverse effect on Cambridge’s results of operations and financial condition.

Cambridge cannot assure you that the current locations of its restaurants will continue to be economically viable or that additional locations will be acquired at reasonable costs.

The location of Cambridge’s restaurants has significant influence on their success. Cambridge cannot assure you that current locations will continue to be economically viable or that additional locations can be acquired at reasonable costs. In addition, the economic environment where restaurants are located could decline in the future, which could result in reduced sales for those locations. New sites may not be profitable or as profitable as existing sites.

Economic downturns may adversely impact consumer spending patterns.

The U.S. economy has in the past experienced significant slowdown and volatility due to uncertainties related to availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, diminished market liquidity, falling consumer confidence and high unemployment rates. Cambridge’s business is dependent to a significant extent on national, regional and local economic conditions, particularly those that affect its guests that frequently patronize its restaurants. In particular, where Cambridge’s customers’ disposable income is reduced (such as by job losses, credit constraints and higher housing, tax, energy, interest or other costs) or where the perceived wealth of customers has decreased (because of circumstances such as lower residential real estate values, increased foreclosure rates, increased tax rates or other economic disruptions), Cambridge’s restaurants have in the past experienced, and may in the future experience, lower sales and customer traffic as customers choose lower-cost alternatives or other alternatives to dining out. The resulting decrease in Cambridge’s customer traffic or average sales per transaction has had an adverse effect in the past, and could in the future have a material adverse effect, on its business.

The loss of the services of Cambridge’s senior management could have a material adverse effect on its business, financial condition or results of operations.

Cambridge’s success depends to a large extent upon the continued services of its senior management who have substantial experience in the restaurant industry. Cambridge believes that it could be difficult to replace its senior management with individuals having comparable experience. Consequently, the loss of the services of members of Cambridge’s senior management could have a material adverse effect on its business, financial condition or results of operations.

Government regulation could adversely affect Cambridge’s financial condition and results of operations.

Cambridge is subject to extensive laws and regulations relating to the development and operation of restaurants, including regulations relating to the following:

•        zoning;

•        requirements relating to labeling of caloric and other nutritional information on menu boards, advertising and food packaging;

•        the preparation and sale of food;

•        employer/employee relationships, including minimum wage requirements, overtime, mandatory paid and unpaid leave, working and safety conditions, and citizenship requirements;

•        health care; and

•        federal and state laws that prohibit discrimination and laws regulating design and operation of, and access to, facilities, such as the Americans With Disabilities Act of 1990.

In the event that legislation having a negative impact on Cambridge’s business is adopted, it could have a material adverse impact on Cambridge. For example, substantial increases in the minimum wage or state or Federal unemployment taxes could adversely affect Cambridge’s financial condition and results of operations. Local zoning or building codes or regulations can cause substantial delays in Cambridge’s ability to build and open new restaurants. Any failure to obtain and maintain required licenses, permits and approvals could also adversely affect Cambridge’s operating results.

Federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials could expose Cambridge to liabilities, which could adversely affect its results of operations.

Cambridge is subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous substances or other regulated materials, release of pollutants into the air, soil and water, and the remediation of contaminated sites.

Failure to comply with environmental laws could result in the imposition of fines or penalties, restrictions on operations by governmental agencies or courts of law, as well as investigatory or remedial liabilities and claims for alleged personal injury or damages to property or natural resources. Some environmental laws impose strict, and under some circumstances joint and several, liability for costs of investigation and remediation of contaminated sites on current and prior owners or operators of the sites, as well as those entities that send regulated materials to the sites. Cambridge cannot assure you that it has been or will be at all times in complete compliance with such laws, regulations and permits. Therefore, Cambridge’s costs of complying with current and future environmental, health and safety laws could adversely affect its results of operations.

Cambridge is subject to all of the risks associated with leasing property subject to long-term non-cancelable leases.

The leases for Cambridge’s restaurant locations generally have initial terms of 20 years (except for certain acquired restaurants, the leases for which have remaining terms of less than 20 years at the time of acquisition), and typically provide for renewal options in five-year increments, as well as for rent escalations. Generally, Cambridge’s leases are “net” leases, which require Cambridge to pay all of the costs of insurance, taxes, maintenance and utilities. Additional sites that Cambridge leases are likely to be subject to similar long-term, non-cancelable leases. Cambridge generally cannot cancel its leases. If an existing or future restaurant is not profitable, and Cambridge decides to close it, Cambridge may nonetheless be obligated to perform its monetary obligations under the applicable lease including, among other things, paying all amounts due for the balance of the lease term. In addition, as each of Cambridge’s leases expire, Cambridge may fail to negotiate renewals, either on commercially acceptable terms or any terms at all, which could cause it to close restaurants in desirable locations.

An increase in food costs could adversely affect Cambridge’s operating results.

Cambridge’s profitability and operating margins are dependent in part on Cambridge’s ability to anticipate and react to changes in food costs. Changes in the price or availability of certain food products could affect Cambridge’s ability to offer broad menu and price offerings to guests and could materially adversely affect its profitability and reputation. The type, variety, quality and price of beef, chicken, produce and cheese can be subject to change and to factors beyond Cambridge’s control, including weather, governmental regulation, availability and seasonality, each of which may affect Cambridge’s food costs or cause a disruption in its supply. Cambridge’s food distributors or suppliers may also be affected by higher costs to produce and transport commodities used in Cambridge’s restaurants, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to Cambridge. Cambridge may not be able to anticipate and react to changing food costs through menu price adjustments in the future, which could negatively impact its results of operations.

Security breaches of confidential guest information in connection with Cambridge’s electronic processing of credit and debit card transactions may adversely affect Cambridge’s business.

Many of Cambridge’s customers pay for their purchases using credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers was compromised. Cambridge may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of its guests’ credit or debit card information. Any such allegation, claim or proceeding, regardless of its validity or whether Cambridge is ultimately held liable, or any resulting adverse publicity, may have a material adverse effect on Cambridge and its restaurants.

Cambridge depends on information technology and any material failure of that technology could impair its ability to efficiently operate its business.

Cambridge relies on information systems across its operations, including, for example, point-of-sale processing in its restaurants, procurement and payment to significant suppliers, collection of cash, and payment of other financial obligations and various other processes and procedures. Cambridge’s ability to efficiently manage its business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems or a breach in security of these systems could cause delays in customer service and reduce efficiency in Cambridge’s operations. Significant capital investments might be required to remediate any problems.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature or that depend upon or refer to future events or conditions are forward-looking statements. Words such as “may”, “might”, “will”, “should”, “anticipate”, “believe”, “expect”, “intend”, “estimate”, “hope”, “plan” or similar expressions are intended to identify such forward-looking statements. In addition, expressions of our strategies, intentions or plans are also forward-looking statements. These statements reflect management’s best judgment based on current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. Actual results could differ materially from those stated or implied in these forward-looking statements as a result of a number of factors, included but not limited to, the factors discussed in “Risk Factors”. We believe important factors that could cause actual results to differ materially from our expectations include the following, in addition to other risks and uncertainties discussed herein:

•        Effectiveness of the Burger King advertising programs and the overall success of the Burger King brand;

•        Increases in food costs and other commodity costs;

•        Competitive conditions, including pricing pressures, couponing, aggressive marketing and the potential impact of competitors’ new unit openings on sales of our restaurants;

•        Our ability to realize the benefits of the transactions described in this prospectus and successfully integrate Cambridge’s business into our operations in a timely and efficient manner;

•        Our ability to integrate any other restaurants we acquire;

•        Regulatory factors;

•        Environmental conditions and regulations;

•        General economic conditions, particularly in the retail sector;

•        Weather conditions;

•        Fuel prices;

•        Significant disruptions in service or supply by any of our suppliers or distributors;

•        Changes in consumer perception of dietary health and food safety;

•        Labor and employment benefit costs, including the effects of minimum wage increases, healthcare reform and changes in the Fair Labor Standards Act;

•        The outcome of pending or future legal claims or proceedings;

•        Our ability to manage our growth and successfully implement our business strategy;

•        Our inability to service our indebtedness;

•        Our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;

•        The availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

•        Factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if our products cause injury, ingredient disclosure and labeling laws and regulations, reports of cases of food borne illnesses such as “mad cow” disease, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as negative publicity regarding food quality, illness, injury or other health concerns; and

•        Other factors discussed under “Risk Factors” and elsewhere herein.

Occurrence of any of the events or circumstances described above could also have a material adverse effect on Carrols’ or Cambridge’s business, financial condition, results of operations, cash flows or the market price of Carrols Common Stock or NewCRG’s Common Stock.

No assurance can be given that any future transaction about which forward-looking statements may be made will be completed or as to the timing or terms of any such transaction.

All subsequent written and oral forward-looking statements by or attributable to Carrols or Cambridge or persons acting on their behalf are expressly qualified in their entirety by these factors. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC’s rules, we have no duty to update these statements.

TERMS OF THE TRANSACTIONS

General

The following summary describes the material provisions of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated by reference in this prospectus. The provisions of the Merger Agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully in its entirety for a more complete understanding of the Merger Agreement.

The Merger Agreement and this summary of its terms have been included with this prospectus to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Carrols or NewCRG in our public reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Carrols, NewCRG, Cambridge or New CFH. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Mergers if the representations and warranties of the other party prove to be untrue due to a change of circumstances or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to public disclosures.

Structure of the Transaction

In connection with a reorganization of its holding company structure, and to complete the acquisition of New CFH, pursuant to the Merger Agreement and Section 251(g) of the General Corporation Law of the State of Delaware, Carrols has formed NewCRG, and NewCRG has formed (i) Carrols Merger Sub, which will merge with and into Carrols, and (ii) Carrols Acquisition Sub, which will merge with and into New CFH.

Upon satisfaction or waiver of the conditions to the transactions specified in the Merger Agreement, Carrols Merger Sub will merge with and into Carrols with Carrols as the surviving entity. As a result of the Carrols Merger, Carrols will, by operation of law, become a wholly owned subsidiary of NewCRG. Upon consummation of the Carrols Merger, NewCRG will be renamed “Carrols Restaurant Group, Inc.” The officers and directors of NewCRG immediately after consummation of the Carrols Merger will be the same as the officers and directors of Carrols immediately prior to the consummation of the Carrols Merger. In addition, upon consummation of the Carrols Merger, the certificate of incorporation (except for certain technical matters) and by-laws of NewCRG will be the same as the certificate of incorporation and by-laws of Carrols immediately prior to the consummation of the Carrols Merger and Carrols’ certificate of incorporation and bylaws will be amended to remove the classified board of directors and for certain technical matters. Each share of (i) Carrols Common Stock outstanding immediately prior to the consummation of the Carrols Merger will be converted into one share of NewCRG Common Stock and (ii) Carrols Series B Preferred Stock outstanding immediately prior to the consummation of the Carrols Merger will be converted into one share of NewCRG Series B Convertible Preferred Stock. NewCRG Common Stock will be listed on the NASDAQ Global Market and will trade under Carrols’ current ticker symbol “TAST”. Holders of Carrols Series B Preferred Stock immediately prior to the consummation of the Carrols Merger will not be required to exchange their certificates representing shares of Carrols Series B Preferred Stock for certificates representing shares of NewCRG Series B Preferred Stock. The certificates representing shares of Carrols Series B Preferred Stock will continue to represent an equal number of shares of NewCRG Series B Preferred Stock. Holders of Carrols Common Stock immediately prior to the consummation of the Carrols Merger will not be required to exchange their certificates representing shares of Carrols Common Stock for certificates representing shares of NewCRG Common Stock. The certificates representing your shares of Carrols Common Stock will continue to represent an equal number of shares of NewCRG Common Stock. Each person entered as the owner in a book entry that, immediately prior to the Carrols Merger, represented any outstanding shares of Carrols Common Stock shall be deemed to have received an equivalent number of shares of NewCRG Common Stock.

Upon satisfaction or waiver of the conditions to the transactions specified in the Merger Agreement, Carrols Acquisition Sub will merge with and into New CFH with New CFH as the surviving entity. As a result of the Cambridge Merger, New CFH will become a wholly owned subsidiary of NewCRG.

Carrols Restricted Stock and Restricted Stock Units

Upon consummation of the Carrols Merger, each share of Carrols restricted stock and each restricted stock unit of Carrols under any compensation or benefit agreement, plan or arrangement of Carrols shall cease to represent or relate to a share of Carrols Common Stock and shall be converted automatically to represent or relate to a share of NewCRG Common Stock, on substantially the same terms and conditions as were applicable to such Carrols restricted stock or restricted stock unit. To accomplish the foregoing, effective as of the initial effective time of the Carrols Merger, the parties intend that Carrols shall assign, and NewCRG shall assume, all of its rights and obligations under each such agreement, plan and arrangement pursuant to which any such restricted stock or restricted stock unit is granted under the Carrols 2006 Stock Incentive Plan, as amended, Carrols 2016 Stock Incentive Plan, as amended and all agreements thereunder. In addition, all obligations of Carrols under any deferred compensation plan, retirement savings plan or employment agreement and change of control/severance agreement will be assigned to NewCRG.

Merger Consideration

The Cambridge Merger Consideration payable by NewCRG to Cambridge at the closing of the Cambridge Merger will consist of (i) the NewCRG Investor Shares, which consist of a number of shares of NewCRG Common Stock equal to 19.9% of the number of shares of NewCRG Common Stock outstanding immediately prior to the issuance of such shares of NewCRG Common Stock to Cambridge (which is equal to approximately 7.4 million shares of NewCRG Common Stock, based on the 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019), and (ii) 10,000 shares of NewCRG Series C Preferred Stock. At the effective time of the Cambridge Merger, Cambridge’s equity interest in New CFH will automatically be converted into the right to receive the Cambridge Merger Consideration. See “Summary—NewCRG Series C Convertible Preferred Stock” for a description of the terms of the NewCRG Series C Preferred Stock.

Stockholder Approval Not Required

The Mergers do not require the approval of Carrols’ stockholders. Pursuant to the Merger Agreement, NewCRG must seek the Stockholder Approval with respect to the removal of the Issuance Restriction at NewCRG’s next annual meeting of stockholders to be held after the closing of the Cambridge Merger or at subsequent meetings of stockholders, if necessary, until Stockholder Approval is obtained.

Appraisal Rights

Under Delaware law, none of the stockholders of Carrols or the equity holders of New CFH have appraisal rights in connection with the Mergers.

Ownership of NewCRG after the Mergers

Based on the 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019, approximately 7.4 million shares of NewCRG Common Stock and 10,000 shares of NewCRG Series C Preferred Stock will be issued to Cambridge, the owner of New CFH, upon consummation of the Cambridge Merger. The 10,000 shares of NewCRG Series C Preferred Stock will initially be convertible into approximately 7.3 million shares of NewCRG Common Stock, assuming pro forma Net Debt (as defined in the Merger Agreement) of Cambridge of $117.2 million and subject to the Issuance Restriction until the Stockholder Approval is obtained. Based on the 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019, (i) a total of 44,371,521 shares of NewCRG Common Stock, 100 shares of NewCRG Series B Preferred Stock (convertible into 9,414,580 shares of NewCRG Common Stock) and 10,000 shares of NewCRG Series C Preferred Stock would be outstanding after the Cambridge Merger, (ii) Cambridge would hold, in the aggregate, approximately 16.6% of the outstanding shares of NewCRG Common Stock immediately after the closing of the Cambridge Merger without giving effect to the conversion of the NewCRG Series B Preferred Stock and the NewCRG Series C Preferred Stock and (iii) Cambridge would hold, in the aggregate approximately 24.0% of the outstanding shares of NewCRG Common Stock immediately after the closing of the Cambridge Merger assuming removal of the Issuance Restriction and after giving effect to the conversion of the NewCRG Series B Preferred Stock and the NewCRG Series C Preferred Stock.

Terms of the Merger Agreement

Representations and Warranties

The Merger Agreement contains representations and warranties made by Carrols, Cambridge, CFP and New CFH that are customary for transactions of this type and that are subject in certain cases to exceptions and qualifications, including materiality qualifications. Cambridge’s and New CFH’s representations and warranties in the Merger Agreement relate to, among other things:

•        organization and good standing;

•        subsidiaries of Cambridge and Cambridge’s equity interests;

•        due authorization and the enforceability of the Merger Agreement and the related transaction documents;

•        consents and absence of conflicts;

•        financial statements;

•        absence of undisclosed liabilities;

•        absence of certain changes or events;

•        real property owned by Cambridge;

•        franchise agreements and development agreements of Cambridge;

•        intellectual property owned by Cambridge;

•        material contracts to which Cambridge or its subsidiaries are a party;

•        taxes and tax qualifications;

•        Cambridge benefit plans;

•        labor relationships;

•        litigation;

•        compliance with applicable laws;

•        environmental matters;

•        licenses and permits;

•        absence of brokers and other fees;

•        good and marketable title to assets;

•        certain business practices relating to anti-corruption, bribery, terrorism, money laundering and the Foreign Corrupt Practices Act of 1977;

•        insurance;

•        affiliate transactions;

•        exclusivity of the terms of the Merger Agreement as between Carrols and Cambridge;

•        information security and data privacy;

•        investment representation relating to the NewCRG Common Stock and NewCRG Series C Preferred Stock to be issued to Cambridge;

•        ownership of Carrols Common Stock; and

•        the absence of any other representations.

Certain representations and warranties of Cambridge and CFP in the Merger Agreement are qualified by “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means any change, event, occurrence or circumstance, that, individually or in the aggregate with all other changes, events, occurrences and circumstances, results in or would reasonably be expected to result in, a material adverse effect on the financial condition, business, results of operations, assets or liabilities of Cambridge and its subsidiaries, taken as a whole, or on the ability of CFP and Cambridge and its subsidiaries to consummate the transactions contemplated by the Merger Agreement, except to the extent resulting from:

(a)     changes in general local, domestic, foreign, or international economic conditions, financial markets, capital markets or credit markets;

(b)    changes affecting generally the industry in which Cambridge and its subsidiaries operate;

(c)     acts of war, sabotage or terrorism, military actions or the escalation thereof or natural disasters;

(d)    any changes in applicable law or accounting rules or principles, including changes in GAAP;

(e)     any action required by the Merger Agreement or the other transaction documents related thereto;

(f)     the announcement of the transactions contemplated by the Merger Agreement and the other transaction documents including the impact thereof on the relationships, contractual or otherwise, of Cambridge and its subsidiaries with employees, suppliers, customers, partners, vendors or other third parties;

(g)    any action taken or refrained from being taken at the express request, or with the express approval or consent, of Carrols;

(h)    changes in regulatory, legislative or political conditions in the United States or any other country or region in the world; or

(i)     the failure, in and of itself, by Cambridge and its subsidiaries to meet any estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, including internal budgets, plans, projections or forecasts of revenues, earnings or other financial performance or results of operations provided that clause (i) shall not prevent a determination that any change, cause or effect underlying any such failure to meet such estimates or forecasts has resulted in a Material Adverse Effect (to the extent such change, cause or effect is not otherwise excluded from this definition of Material Adverse Effect)); provided further that in the case of clauses (a), (b), (c), (d) and (h), such change, event, occurrence or circumstance does not affect Cambridge and its subsidiaries, taken as a whole, in a substantially disproportionate manner relative to other companies operating in the industries in which Cambridge and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Material Adverse Effect.

Conduct of the Business of Cambridge Prior to Closing

Subject to certain limited exceptions described in the Merger Agreement, each of CFP, New CFH and their respective subsidiaries (collectively, the “CFP Entities”) have agreed to cause each of their respective subsidiaries to conduct, its business in the usual, regular and ordinary course in substantially the same manner as currently conducted and use commercially reasonable efforts to (a) preserve intact its corporate existence and current business organization, (b) preserve the goodwill and present business relationships (contractual or otherwise) with customers, suppliers, distributors and others having business dealings with them, (c) keep available the services of its current officers, directors, managers, employees and consultants, (d) preserve in all material respects its present properties and its tangible and intangible assets, (e) comply in all material respects with all applicable laws and material contracts, (f) pay all material taxes as such taxes become due and payable other than taxes that are being contested in good faith or for which adequate reserve has been established and (g) maintain all material existing permits applicable to its operations and businesses. Subject to certain limited exceptions described in the Merger Agreement, neither the Cambridge nor New CFH shall (directly or indirectly), and CFP, Cambridge and New CFH shall cause each of their respective subsidiaries not to, do any of the following without the prior written consent of Carrols (which consent shall not be unreasonably withheld, conditioned or delayed), during the period prior to the effective time of the Cambridge Merger:

(i)          authorize any amendments to the certificate of formation or operating agreement of each of the Cambridge or New CFH;

(ii)         (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any of its equity interests or enter into any agreement with respect to the voting of their equity interests (including the limited liability company interests in New CFH held by Cambridge) or any equity interests of New CFH’s subsidiaries (other than dividends paid by a direct or indirect wholly owned subsidiary of New CFH to its parent), (B) split, combine or reclassify any of their equity interests, (C) issue, sell, pledge, dispose of, encumber or transfer any other securities in respect of, in lieu of or in substitution for, any of their equity interests or authorize any of the foregoing or (D) purchase, redeem or otherwise acquire or issue or sell any of their equity interests or any other securities thereof or any rights, options, warrants or calls to acquire or sell any such shares or other securities;

(iii)        acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets, including in connection with the acquisition and development of real property, having a value in excess of $25,000, except for purchases of inventory in the ordinary course of business consistent with past practice;

(iv)        except in the ordinary course of business consistent with past practice, as required by the terms of any Cambridge benefit plan, as required by applicable law, or as set forth on the applicable disclosure schedule: (A) grant to any Cambridge employee any increase in compensation, (B) grant to any Cambridge employee any increase in severance or termination pay, (C) enter into, modify or amend any employment, consulting, indemnification, severance or termination agreement, or a waiver of any terms thereof, with any Cambridge employee, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or any Cambridge benefit plan or (E) take any action to accelerate any rights or benefits under any collective bargaining agreement or Cambridge benefit plan;

(v)         amend any material tax return or make any material tax elections, except as required by applicable law, or make any material change in accounting methods, principles or practices, except insofar as may be required by applicable law or due to a change in GAAP;

(vi)        (A) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any lien (other than a permitted lien) or otherwise dispose of any of its material properties or other material assets or any interests therein, except for (x) sales of inventory and used equipment in the ordinary course of business consistent with past practice and (y) licenses of intellectual property in the ordinary course of business, or (B) enter into, modify or amend in a material respect any lease of material property, other than in the ordinary course of business consistent with past practice, or enter in any sublease or assignment thereof;

(vii)       (A) incur, assume or guarantee any debt or obligation of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business of CFP, Cambridge, New CFH and New CFH’s subsidiaries and consistent with past practice;

(viii)      enter into, modify, amend, accelerate or terminate any material contract, other than in the ordinary course of business consistent with past practice;

(ix)        (A) pay, discharge or satisfy any material debt, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the CFP’s 2018 Interim Financial Statements or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any exclusivity, confidentiality, standstill or similar agreement benefiting Cambridge, New CFH or any of New CFH’s subsidiaries;

(x)         allow any material permit that was issued to Cambridge, New CFH or any of New CFH’s subsidiaries and that otherwise relates to their business as conducted to lapse or terminate;

(xi)        layoff or terminate employees in a manner that would result in a material liability under the Worker Adjustment and Retraining Notification Act of 1988 or similar state or local applicable laws;

(xii)       fail to keep in force the insurance policies or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of Cambridge, New CFH and New CFH’s subsidiaries as are substantially similar to those currently in effect;

(xiii)      adopt a plan or agreement of complete or partial liquidation, dissolution or reorganization;

(xiv)      institute, settle, or agree to settle any proceeding pending or threatened before any arbitrator, court or other governmental authority that would result in liability to Cambridge or any of its subsidiaries in excess of $100,000 individually or in the aggregate, or impose material restrictions on Cambridge or any of its subsidiaries following the closing of the Mergers;

(xv)       agree to any exclusivity, confidentiality, standstill or non-competition provision or covenant binding on Cambridge or any of its subsidiaries;

(xvi)      grant, permit or allow a lien (other than a permitted lien) on any of its assets other than in connection with any renewals, amendments, or restatements of the existing indebtedness of CFP, Cambridge, New CFH or any subsidiary of Cambridge and to repay and reborrow with respect to such indebtedness in the ordinary course or in connection with any indebtedness permitted under item (xviii) below;

(xvii)     make (or fail to make) capital expenditures other than in the ordinary course of business;

(xviii)     incur any additional indebtedness in excess of $50,000 in the aggregate, other than in the ordinary course of business;

(xix)      (A) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (B) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business; (C) make any material changes to cash management policies; (D) materially delay or postpone the repair or maintenance of the properties of the Cambridge or its subsidiaries past the date on which such repair or maintenance would have been performed consistent with past practice or as otherwise required by contract; or (E) vary any inventory purchase practices in any material respect from past practices;

(xx)       take or omit to take any action that, individually or in the aggregate, would be reasonably likely to impair or materially delay the ability of the CFP Entities to consummate the transactions contemplated by the Merger Agreement in accordance its terms or the other related transaction agreements, or would be reasonably likely to result in any condition for CFP, Cambridge and its subsidiaries and Carrols mutually, or for CFP and Cambridge and its subsidiaries to effect the Mergers not being satisfied;

(xxi)      enter into any contract, agreement, or internal or corporate action (including but not limited to, for example, a plan of liquidation or issuance of stock) that would, or would be reasonably likely to, prevent the Mergers from qualifying for the intended tax treatment; or

(xxii)     authorize any of, or commit or agree to take any of, the foregoing actions.

Conduct of the Business of Carrols Prior to Closing

Subject to certain limited exceptions described in the Merger Agreement, Carrols has agreed to conduct its business in the usual, regular and ordinary course in substantially the same manner as currently conducted and use commercially reasonable efforts to preserve intact its corporate existence and current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, distributors and others having business dealings with them. Subject to certain limited exceptions described in the Merger Agreement, Carrols has agreed not to, and shall cause each of its subsidiaries not to, (directly or indirectly) do any of the following without the prior written consent of Cambridge (which consent shall not be unreasonably withheld) during the period prior to the effective time of the Cambridge Merger:

(a)     except as expressly contemplated by the Merger Agreement and the other related transaction agreements, authorize any amendments to its organizational documents that would reasonably be expected to prevent or delay or impede the consummation of the Mergers;

(b)    (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of its equity interests or enter into any agreement with respect to the voting of its equity interests or any equity interests of a subsidiary (other than dividends paid by a direct or indirect wholly owned subsidiary of Carrols to its parent); (ii) split, combine or reclassify any of its equity interests; (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its equity interests or (iv) purchase, redeem or otherwise acquire any of its equity interests or any other securities thereof or any rights, options, warrants or calls to acquire any such equity interests or other securities, unless appropriate corresponding adjustments are made to the consideration paid to Cambridge to the reasonable satisfaction of the Cambridge;

(c)     issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of Carrols stock, any other Carrols voting securities or any securities convertible into Carrols stock, or any rights, warrants or options to acquire any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units thereon, including pursuant to contracts as in effect on the date hereof (other than grants, deferrals or issuances under any plans, arrangements or contracts existing on the date hereof between Carrols or any of its subsidiaries and any director, employee or service provider of Carrols or any of its subsidiaries and issuances and sales of equity securities which would not require stockholder approval under NASDAQ rules);

(d)    acquire or agree to acquire, (i) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate to Carrols or its subsidiaries, as applicable, except purchases of inventory or capital expenditures in each case in the ordinary course of business consistent with past practice, other than acquisitions that would not constitute an acquisition of a “significant subsidiary” within the meaning of Regulation S-X;

(e)     enter into any contract, agreement, or internal corporate action (including but not limited to, for example, a plan of liquidation or issuance of stock) that would, or would be reasonably likely to, prevent the Mergers from qualifying for the intended tax treatment; or

(f)     authorize any of, or commit or agree to take any of, the foregoing actions.

Any of the foregoing provisions (other than item (e) above) to the contrary notwithstanding, nothing shall prevent Carrols or any of its subsidiaries from taking any of the following actions, to the extent such actions would not reasonably be expected to prevent or materially delay or adversely affect the ability of Carrols, NewCRG, Carrols Merger Sub or Carrols Acquisition Sub to consummate the transactions contemplated in the Merger Agreement and by the other related transaction agreements:

(i)     granting any lien, or taking any other action, as may be required under Carrols’ existing debt;

(ii)    undertaking any action permitted or required to be taken under any Carrols benefit plan, including the granting and issuance of any restricted stock or restricted stock units;

(iii)   undertaking any action previously authorized under any equity incentive plan, including any 401(k) matching or similar benefit plan;

(iv)   reorganizing or recapitalizing any subsidiary other than NewCRG, Carrols Merger Sub or Carrols Acquisition Sub as deemed necessary or appropriate by Carrols;

(v)    performance of any obligation under any contract to which Carrols or any of its subsidiaries is a party;

(vi)   canceling or retiring any treasury shares held by Carrols or transferring any or all of such treasury shares to NewCRG; or

(vii)  undertaking any acquisition or divestiture not involving individually in excess of $50 million.

Exclusivity and No Solicitation

In the Merger Agreement, the CFP Entities have agreed that they will not, and will not authorize or permit any of their respective affiliates, including any subsidiaries, or any of its or their respective officers, directors, representatives or agents, to, directly or indirectly:

•        pursue, solicit, initiate, knowingly facilitate or encourage or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which could reasonably be expected to lead to, a sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the membership interests or any substantial portion of the assets of Cambridge or any of its subsidiaries with any other person other than Carrols or its affiliates (an “Acquisition Proposal”);

•        provide any confidential information to any Person other than Carrols or its affiliates, other than information which is traditionally provided in the regular course of CFP, Cambridge and their subsidiaries’ business operations to third parties where CFP, Cambridge and each of their subsidiaries and their officers, directors and affiliates have no reason to believe that such information will be utilized to evaluate any Acquisition Proposal; or

•        enter into a contract with respect to an Acquisition Proposal with any third party that has submitted, or is seeking to submit, an Acquisition Proposal.

An Acquisition Proposal includes any request, solicitation or proposal to abandon, terminate or fail to consummate any of the transactions contemplated by the Merger Agreement. Upon executing the Merger Agreement, Cambridge agreed to:

•        immediately cease and cause to be terminated, and cause its affiliates and all of its and their officers to immediately cease and cause to be terminated, all then-existing discussions or negotiations with any persons conducted theretofore with respect to, or that could reasonably be expected to lead to, such an Acquisition Proposal;

•        promptly notify Carrols if any Acquisition Proposal, or any inquiry or contact with any person with respect thereto which has been made as of the date of the Merger Agreement or is subsequently made, and the details of such contact (including the identity of the third party or third parties and copies of any proposals and the specific terms and conditions discussed or proposed); and

•        keep Carrols fully informed with respect to the status of the foregoing.

In the Merger Agreement, Carrols has agreed that it will not, and will not authorize or permit any of its respective affiliates, including any subsidiaries, or any of its or its respective officers, directors, representatives or agents, to, directly or indirectly pursue, solicit, initiate, knowingly facilitate or encourage, or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, an acquisition, sale, disposition or other transaction, other than any transaction set forth in the applicable disclosure schedule, with any person other than the Cambridge or its affiliates that would reasonably be expected to have a material adverse effect for Carrols (a “Conflicting Transaction”) or enter into a contract with any other person in respect of a Conflicting Transaction, and shall, and shall cause its subsidiaries and direct its and their respective officers, directors, representatives and agents, immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted heretofore with respect to, or that would reasonably be expected to lead to, a Conflicting Transaction. A Conflicting Transaction includes any request, solicitation or proposal to abandon, terminate or fail to consummate any of the transactions contemplated by the Merger Agreement or by the related transaction agreements.

Financing

From the date of the Merger Agreement until the closing, each of the CFP Entities shall, and shall cause each of its subsidiaries to, and shall use its commercially reasonable efforts to cause its and their respective representatives to, provide, or cause to be provided, to NewCRG and Carrols and their actual or prospective financing sources reasonable access to such information concerning the CFP Entities, their subsidiaries and their respective businesses as may be reasonably requested by NewCRG, Carrols or such financing source(s) in order to secure the financing under the Commitment Letter. In connection with the transactions contemplated by the Merger Agreement, NewCRG or Carrols may assign or pledge all or any portion of its rights or obligations under the Merger Agreement to such financing source(s) in connection with the financing under the Commitment Letter; provided that such assignment or pledge shall not relinquish NewCRG or Carrols from their obligations under the Merger Agreement. From the date of the Merger Agreement until the closing, each of the CFP Entities shall, and shall cause each of its subsidiaries to, use their commercially reasonable efforts to provide, and to use commercially reasonable efforts to cause its and their respective representatives to provide, such cooperation as is customary for financings of a type similar to the financing under the Commitment Letter and/or as may be reasonably requested by NewCRG, Carrols or any of their financing sources in connection with the procurement of the financing under the Commitment Letter, including, without limitation:

(i)     designating appropriate members of senior management of the CFP Entities and their respective subsidiaries to participate, at reasonable times to be mutually agreed, in a reasonable number of meetings, presentations, sessions with rating agencies and other meetings, including lender presentations and a customary bank meeting with the financing sources acting as lead arrangers or agents for, and material prospective financing sources for, the financing under the Commitment Letter;

(ii)    participation by appropriate members of the senior management team of the CFP Entities and their respective subsidiaries in the marketing activities undertaken in connection with the marketing of the financing under the Commitment Letter;

(iii)   assisting NewCRG, Carrols and the financing sources with the timely preparation of (A) bank information memoranda, (B) rating agency presentations and (C) other customary marketing and syndication documents and materials, in each case, to the extent necessary to consummate the financing under the Commitment Letter necessary to fund an amount sufficient to enable NewCRG and Carrols to (a) repay all outstanding amounts under Cambridge’s existing debt and Carrols’ existing debt, including all principal amounts plus accrued and unpaid interest thereon, premiums and fees and expenses relating thereto, and (b) pay any other amounts required to be paid in cash by NewCRG or Carrols pursuant to the terms and subject to the conditions of the Merger Agreement and the related transaction agreements;

(iv)   preparing and furnishing to NewCRG, Carrols and their financing sources as promptly as practicable the required financial information required under the Commitment Letter;

(v)    participation by senior management of the CFP Entities and their respective subsidiaries in the negotiation of, and assisting NewCRG and Carrols and their respective representatives in connection with the preparation of, definitive financing documents, including any pledge and security documents, guarantee and collateral documents and other certificates and documents as may be reasonably requested by NewCRG and/or Carrols and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the financing under the Commitment Letter;

(vi)   delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge with respect to the indebtedness required by the Merger Agreement to be terminated, in each case, reasonably satisfactory to NewCRG and Carrols, and giving any other necessary notices and otherwise cooperating in the prepayment in full and termination in full of any such indebtedness and the termination in full of all guaranties and security interests in connection therewith;

(vii)  reasonably assisting NewCRG and Carrols in obtaining corporate, corporate family, credit and/or facility ratings from rating agencies; and

(viii) furnishing NewCRG, Carrols and their representatives promptly, and in any event at least two (2) business days prior to the closing (to the extent requested by NewCRG or Carrols in writing at least ten (10) business days prior to the closing), with all documentation and other information required with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations.

Registration Statement on Form S-4

In the Merger Agreement, NewCRG and Carrols have agreed to as promptly as reasonably practicable, to prepare and will file with the SEC a registration statement on Form S-4 (or other appropriate form) registering the shares of NewCRG Common Stock issuable in the Carrols Merger (the “Registration Statement”). NewCRG and Carrols have agreed to provide Cambridge and its counsel a reasonable opportunity to review and comment on the Registration Statement (and any amendments or supplements thereto) prior to the filing thereof with the SEC. NewCRG and Carrols have agreed to respond to any comments of the SEC and NewCRG and Carrols shall use their respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act by the SEC as promptly as practicable after such filing. NewCRG and Carrols have agreed to use their commercially reasonable efforts to keep the Registration Statement effective as long as is necessary to consummate the Carrols Merger and the transactions contemplated thereby. NewCRG and Carrols have agreed to advise Cambridge and its counsel promptly after they receive notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order or the suspension of the qualification of the NewCRG Common Stock issuable in connection with the Carrols Merger for offering or sale in any jurisdiction. As promptly as practicable following the date hereof, each of NewCRG and Carrols have agreed to make all other filings required to be made by it with respect to the Mergers and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable state “blue sky” laws and the rules and regulations thereunder.

No later than March 15, 2019, and prior to the Registration Statement being filed with the SEC, Cambridge and New CFH shall furnish Carrols with the audited combined balance sheet of the CFP Business (as defined in the Merger Agreement) as of December 31, 2018 and the related audited combined statements of income, net investment and cash flows of the CFP Business for the fiscal year ended December 31, 2018 and, if necessary (prior to the Registration Statement being declared effective under the Securities Act by the SEC), the unaudited balance sheet of the CFP Business as of the last day of any interim fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended at least forty-five (45) days prior to the date on which the Registration Statement is declared effective under the Securities Act by the SEC (the “CFP 2019 Interim Balance Sheet Date”) and the related unaudited combined statements of income, net investment and cash flows of the CFP Business for the period beginning on January 1, 2019 and ended as of the CFP 2019 Interim Balance Sheet Date. Cambridge and New CFH shall further furnish any other information as may be reasonably requested by NewCRG or Carrols in connection with the Registration Statement and any such filings, including providing any such information as may be required to be included in the Registration Statement or any such filings under applicable law. The Registration Statement and such filings shall comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. NewCRG and Carrols shall, as promptly as practicable after receipt thereof, provide Cambridge and its counsel with copies of any written comments and all other correspondence with the SEC or any other governmental officials, and advise Cambridge and its counsel of any oral comments, with respect to the Registration Statement (or any amendment or supplement thereto) received from the SEC. Each of NewCRG, Carrols, Cambridge and New CFH shall ensure that information supplied by it for inclusion or incorporation in such Registration Statement does not at the time the Registration Statement is filed with the SEC or at the time such Registration Statement is first published, sent or given to the Carrols stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the effective time of the Cambridge Merger, any information relating to NewCRG, Carrols, Cambridge or New CFH, or any of their respective affiliates, officers, directors, members or managers, is discovered by NewCRG, Carrols Cambridge or New CFH that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other parties and, to the extent required by law, NewCRG and Carrols shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law disseminated to the Carrols stockholders.

Commercially Reasonable Efforts to Close

Except with respect to efforts relating to approvals or requirements under applicable antitrust laws, each of the parties to the Merger Agreement has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Mergers and the other transactions contemplated thereby and other agreements related thereto as promptly as practicable after the date of the Merger Agreement.

Notwithstanding the foregoing, Carrols, Cambridge and New CFH, will each make or cause to be made all filings and submissions required under the HSR Act as promptly as practicable after the date of the Merger Agreement, and thereafter make any other required submissions with respect to the transactions contemplated under the Merger Agreement and thereby under the HSR Act and otherwise use its reasonable best efforts to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable.

Carrols, Cambridge and New CFH each has agreed in the Merger Agreement to cooperate regarding, and keep the others reasonably apprised of the status of, matters relating to the completion of the transactions contemplated by the Merger Agreement and work cooperatively in connection (i) with obtaining all required approvals or consents of any governmental authority and (ii) all other communications with any governmental authority with respect to the Mergers.

Public Announcements Prior to Closing

Carrols has agreed in the Merger Agreement to consult with the Cambridge before issuing any press release or other public statement with respect to the Merger Agreement or the transactions contemplated thereby and not to issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or obligations pursuant to any listing agreement with any national securities exchange. Each CFP Entity has agreed to obtain the approval of Carrols before issuing any press release or other public statement with respect to the Merger Agreement or the transactions contemplated thereby and not to issue any such press release or make any such public statement prior to such approval, except as may be required by applicable law, court process or obligations pursuant to any listing agreement with any national securities exchange.

Required Stockholder Approval

NewCRG has agreed in the Merger Agreement to provide each stockholder entitled to vote at the annual meeting of the stockholders of NewCRG to be held in 2019, which shall be held no later than 120 days following the closing of the Mergers or at any special meeting of the stockholders of NewCRG held prior to such date (as applicable, the “NewCRG Stockholder Meeting”) or any subsequent meeting of NewCRG Stockholders, if necessary, until Stockholder Approval is obtained or is no longer required, a proxy statement meeting the requirements of Section 14 of the Exchange Act and the related rules and regulations promulgated thereunder and the applicable rules promulgated by NASDAQ (the “NewCRG Proxy Statement”) soliciting each such stockholder’s affirmative vote at the NewCRG Stockholder Meeting for Stockholder Approval, and NewCRG shall use its commercially reasonable efforts to solicit its stockholders to obtain the Stockholder Approval (which efforts shall include, without limitation, hiring a reputable proxy solicitor selected by NewCRG in its sole discretion) and causing the NewCRG Board to recommend to the stockholders that they provide the Stockholder Approval, unless the NewCRG Board determines in good faith, after consultation with outside legal counsel, that making such recommendation would reasonably be expected to cause the NewCRG Board to be in breach of its fiduciary duties under applicable law.

Director and Officer Insurance

On or prior to the Effective Time, NewCRG shall pay for and cause to be obtained, and to be effective at the Effective Time, one or more prepaid “tail” insurance policies covering all past and present directors and officers of Cambridge and its subsidiaries (the “D&O Insurance”) with a claims period of at least six years from the Effective Time containing terms and conditions that are, taken as a whole, at least as favorable as Cambridge’s and its subsidiaries’ existing D&O Insurance for claims arising from facts or events that occurred at or prior to the Effective Time; provided that the maximum aggregate premium for such “tail” insurance policies that NewCRG shall be required to expend shall not exceed three hundred percent (300%) of the amount paid by the Cambridge and its subsidiaries for coverage during the last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”) which annual premiums are set forth in the applicable disclosure schedule. If such insurance can only be obtained at an annual premium in excess of the Maximum Annual Premium, then NewCRG and New CFH shall only be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding the Maximum Annual Premium in the aggregate.

Carrols Board Composition

Pursuant to the Merger Agreement, effective immediately before the effective time of the Carrols Merger, (i) the Carrols board of directors shall increase its size by two directors and shall appoint two persons nominated by Cambridge to the Carrols board of directors, which initial nominees shall be Matthew Perelman and Alexander Sloane, and (ii) the Carrols board of directors shall cause such nominees to be elected and appointed as directors of NewCRG.

Certain Tax Matters

Each of Carrols, NewCRG, Cambridge and New CFH agreed in the Merger Agreement to report, and cause its affiliates to report, the exchanges of Carrols Common Stock and equity in New CFH for NewCRG Common Stock as exchanges described in Section 351 of the Code for all income tax purposes and to otherwise use its reasonable best efforts to, and cause its affiliates to, cause such exchanges to qualify as exchanges described in Section 351 of the Code and to not take any action that would, or that would be reasonably likely to cause the exchanges not to so qualify. Without limitation of the foregoing, NewCRG agreed to not cause, in connection with the transactions provided for in the Merger Agreement, New CFH to be a subsidiary of Carrols or cause Carrols not to be recognized as an entity whose separate existence from NewCRG is regarded for federal (and applicable state, local, and non-U.S.) income tax purposes.

NewCRG Common Stock Listing

NewCRG and Carrols agreed in the Merger Agreement to use their respective best efforts to cause the shares of NewCRG Common Stock to be issued in connection with the transactions contemplated thereby to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the effective time of the Cambridge Merger.

Registration Rights and Stockholders’ Agreement

In the Merger Agreement, NewCRG and Cambridge agreed to enter into a Registration Rights and Stockholders’ Agreement to be effective as of the closing thereunder substantially in the form attached to the Merger Agreement. For a detailed description of the Registration Rights and Stockholders’ Agreement, see “Terms of the Transactions—Description of the Registration Rights and Stockholders’ Agreement.”

Conditions to Completion of the Cambridge Merger

The respective obligation of each party to the Merger Agreement to effect the Mergers is subject to the satisfaction or waiver on or prior to the closing date of the following conditions:

•        all waiting periods (and extensions thereof) under the HSR Act relating to the transactions contemplated by the Merger Agreement and the related transaction agreements shall have expired or been terminated.;

•        no provision of any applicable law, and no judgment, injunction, order or decree (whether temporary, preliminary or permanent) of, or proceeding initiated by, any governmental authority of competent jurisdiction, shall be in effect which prevents, makes illegal, or otherwise prohibits the consummation of the transactions contemplated by the Merger Agreement;

•        this registration statement shall have been declared effective, no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC;

•        the written consent of each of BKC or its affiliates and PLK or its affiliates with respect to the Mergers and the other transactions contemplated by the Merger Agreement and the related transaction documents shall have been obtained;

•        Carrols shall have received the consent of the holders of Carrols Series B Preferred Stock; and

•        the shares of NewCRG Common Stock issued in connection with the Mergers and in connection with the Conversion Common Stock shall have been approved for listing on NASDAQ, subject to official notice of issuance.

In addition, the obligation of Carrols is subject to the following conditions (the “Carrols Closing Conditions”):

•        each of the representations and warranties of a CFP Entity contained (i) in clause (b) of Section 3.08 (Absence of Certain Changes or Events) of the Merger Agreement, Section 3.21 (Brokers and Other Fees) of the Merger Agreement and Section 4.04 (Brokers and Other Fees) of the Merger Agreement shall be true and correct in all respects on and as of the date of the Merger Agreement and at and as of the closing, (ii) in Section 3.03 (Capital Structure) of the Merger Agreement and Section 4.01 (Ownership of/Title to Securities) of the Merger Agreement shall be true and correct in all respects on and as of the date of the Merger Agreement and at and as of the closing (except for de minimis inaccuracies) and (iii) in Section 3.01 (Organization) of the Merger Agreement, Section 3.04 (Authority; Execution and Delivery; Enforceability) of the Merger Agreement and Section 4.02 (Authority; Execution and Delivery; Enforceability) of the Merger Agreement shall be true and correct in all material respects on and as of the date of the Merger Agreement and at and as of the closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates). All representations and warranties of each CFP Entity contained in the Merger Agreement other than those described in the preceding sentence shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on and as of the date of the Merger Agreement and at and as of the closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement);

•        each CFP Entity shall have performed and complied in all material respects with all agreements, covenants and conditions required under the Merger Agreement to be performed or complied with by it at or prior to the closing;

•        Since the date of the Merger Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

•        each of the parties thereto (other than NewCRG) shall have entered into the Registration Rights and Stockholders’ Agreement;

•        Cambridge shall have delivered duly executed copies of each of the documents required to be delivered by Cambridge and New CFH pursuant to the applicable disclosure schedule;

•        The CFP Entities shall have completed the Cambridge Reorganization pursuant to, and in accordance with, the steps set forth in the applicable disclosure schedule and shall have provided Carrols with all material documentation related to the Cambridge Reorganization evidencing that the Cambridge Reorganization has been completed in accordance with the steps set forth in the applicable disclosure schedule, including the delivery of a fully executed copy of the applicable contribution agreement;

•        Cambridge and New CFH shall have delivered or caused to be delivered the documentation required to be delivered by them pursuant to such Merger Agreement; and

•        The Cambridge and New CFH shall have completed, or caused their applicable Subsidiaries to complete, the matters set forth in the applicable disclosure schedule.

In addition, the obligation of the CFP Entities is subject to the following conditions (the “Cambridge Closing Conditions”):

•        each of the representations and warranties of Carrols contained (i) in clause (a) of Section 5.09 (Absence of Certain Changes or Events) of the Merger Agreement and in Section 5.10 (Tax Qualification) of the Merger Agreement shall be true and correct in all respects on and as of the date of the Merger Agreement and at and as of the closing, (ii) in Section 5.04 (Capital Structure) of the Merger Agreement shall be true and correct in all respects on and as of the date of the Merger Agreement and at and as of the closing (except for de minimis inaccuracies), and (iii) in Section 5.01 (Organization) of the Merger Agreement and in Section 5.05 (Authority; Execution and Delivery, Enforceability) of the Merger Agreement shall be true and correct in all material respects on and as of the date of the Merger Agreement and at and as of the closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates). All representations and warranties of Carrols contained in the Merger Agreement other than those described in the preceding sentence shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Carrols Material Adverse Effect” set forth therein) on and as of the date of the Merger Agreement and at and as of the closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Carrols Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Carrols Material Adverse Effect (as defined in the Merger Agreement);

•        Carrols and its affiliates shall have performed and complied in all material respects with all agreements, covenants and conditions required under the Merger Agreement to be performed or complied with by it at or prior to the closing;

•        NewCRG shall have filed the certificate of designation relating to the NewCRG Series C Preferred Stock with the Delaware Secretary of State; and

•        NewCRG shall have executed and delivered the Registration Rights and Stockholders’ Agreement.

Termination

The Merger Agreement provides that it may be terminated and the Mergers and other transactions contemplated thereby may be abandoned at any time before the closing:

•        by the mutual written agreement of Carrols and Cambridge;

•        by Carrols upon delivery of written notice to Cambridge, if there has been a breach of any representation, warranty, covenant or agreement made by any CFP Entity in the Merger Agreement, which breach (A) would be sufficient to cause the failure of a Carrols Closing Condition to be satisfied as of the closing and (B) (x) cannot be cured by the June 15, 2019 or (y) if capable of being cured, shall not have been cured by the date that is thirty (30) calendar days following receipt of written notice to Cambridge from Carrols of such breach; provided that Carrols may not terminate the Merger Agreement pursuant to this provision if Carrols is then in breach of the Merger Agreement in any material respect which breach has not been cured;

•        by Cambridge upon delivery of written notice to Carrols, if there has been a breach of any representation, warranty, covenant or agreement made by Carrols in the Merger Agreement, which breach (A) would be sufficient to cause the failure of a Cambridge Closing Condition to be satisfied as of the closing and (B) (x) cannot be cured prior to June 15, 2019 or (y) if capable of being cured, shall not have been cured by the date that is thirty (30) calendar days following receipt of written notice to Carrols from Cambridge of such breach; provided that Cambridge may not terminate this Agreement pursuant to this provision if Cambridge is then in breach of the Merger Agreement in any material respect which breach has not been cured;

•        by Carrols upon delivery of written notice to Cambridge if Cambridge and Cambridge Merger Sub shall have failed to deliver, or caused to be delivered, the financial information set forth in the Merger Agreement to Carrols in the time period specified therein;

•        by either Carrols or Cambridge upon delivery of written notice to the other if the closing has not occurred by 5:00 pm on June 15, 2019; provided that neither Carrols nor Cambridge will be entitled to terminate the Merger Agreement pursuant to this provision if the material breach of, or material failure to fulfill any obligation under, the Merger Agreement by, in the case of Carrols, any of Carrols, NewCRG, Carrols Merger Sub or Carrols Acquisition Sub or, in the case of the Cambridge, any CFP Entity has been a significant cause of the failure of the closing to occur at or prior to such time on June 15, 2019; or

•        by either Carrols or Cambridge upon delivery of written notice to the other if any governmental authority shall have issued or entered any judgment, order or decree, enacted any law or taken any other action which, in any such case, (i) permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by the Merger Agreement or (ii) would prevent the closing from occurring as contemplated by the Merger Agreement on or prior to the applicable time on June 15, 2019; provided, that neither Carrols nor Cambridge will be entitled to terminate the Merger Agreement pursuant to this provision if such person’s (or, in the case of the Cambridge, any CFP Entity’s) material breach of, or material failure to fulfill any obligation under, the Merger Agreement is a significant cause of the issuance or entry of such order or enactment of such law.

Amendments and Waivers

Any provision of the Merger Agreement may be amended or waived prior to the effective time if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party thereto or, in the case of a waiver, by each party against whom the waiver is to be effective.

Description of the NewCRG Series C Preferred Stock

As part of the consideration for the acquisition of Cambridge, NewCRG will issue 10,000 shares of NewCRG Series C Preferred Stock to Cambridge upon consummation of the Cambridge Merger.

See “Summary—NewCRG Series C Convertible Preferred Stock” for a description of the terms of the NewCRG Series C Preferred Stock.

Description of the Registration Rights and Stockholders’ Agreement

Simultaneously with the closing of the Mergers, NewCRG and Cambridge will enter into the Registration Rights and Stockholders’ Agreement. See “Summary—Registration Rights and Stockholders’ Agreement” for a description of the terms of the Registration Rights and Stockholders’ Agreement.

Description of the Area Development and Remodeling Agreement

Carrols LLC, Carrols, Carrols Corp and BKC have entered into the Area Development and Remodeling Agreement which is subject to the closing of the transactions contemplated by the Merger Agreement, and effective and having a term commencing on, the date of the closing of the transactions contemplated by the Merger Agreement and ending on September 30, 2024. See “Summary—Area Development and Remodeling Agreement” for a description of the terms of Area Development and Remodeling Agreement.

Description of the Commitment Letter and the New Senior Credit Facilities

In connection with the execution of the Merger Agreement, Carrols entered into the Commitment Letter, with Wells Fargo Bank, Wels Fargo Securities, Rabobank, M&T Bank, SunTrust Bank and STRH, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Commitment Letter, the Lenders have committed to provide to NewCRG, substantially contemporaneously with the consummation of the Mergers, senior secured credit facilities in an aggregate principal amount of $500.0 million, consisting of (i) the Term Loan B Facility in an aggregate principal amount of $400.0 million and (ii) the New Revolving Credit Facility (including a sub-facility for standby letters of credit) in an aggregate principal amount of $100.0 million, all on the terms set forth in the Commitment Letter.

See “Summary—Commitment Letter” for a description of the terms of Commitment Letter and the New Senior Credit Facilities.

Material U.S. Federal Income Tax Consequences of the Mergers

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers” below, the exchange by U.S. holders of shares of Carrols Common Stock for shares of NewCRG Common Stock and shares of Carrols Series B Preferred Stock for shares of NewCRG Series B Preferred Stock pursuant to the Carrols Merger, taken together with the Cambridge Merger, is intended to qualify as a transaction described in Section 351 of the Code, and separately is intended qualify as a reorganization within the meaning of Section 368(a) of the Code. As a result, it is intended that no gain or loss be recognized by Carrols, NewCRG, or the stockholders of Carrols as a result of the exchange of shares of Carrols Common Stock for shares of NewCRG Common Stock and shares of Carrols Series B Preferred Stock for shares of NewCRG Series B Preferred Stock pursuant to the Carrols Merger. In addition, it is intended that no gain or loss be recognized by Carrols or NewCRG as a result of the issuance of shares of NewCRG Common Stock and shares of NewCRG Series C Preferred Stock in exchange for the equity interests in New CFH pursuant to the Merger Agreement. Your tax consequences will depend on your own situation. You should consult your tax advisor to fully understand the tax consequences of the Mergers to you.

CARROLS’ REASONS FOR THE MERGERS

The following is a discussion of the material factors considered by the board of directors of Carrols in reaching its decisions to adopt the Merger Agreement and approve the Mergers and the other transactions contemplated by the Merger Agreement. This discussion is only a summary and does not include all of the factors considered by Carrols’ board of directors. In reaching its decisions to adopt the Merger Agreement and approve the Mergers and the other transactions contemplated by the Merger Agreement, Carrols’ board of directors consulted with Carrols’ management, as well as with Carrols’ tax and legal advisors, and considered a number of factors, including:

Strategic Rationale

•        The expectation that the combined company, through its ownership company of Carrols and New CFH, is expected to enhance Carrols position as the largest franchisee of Burger King in the United States, with over $1.4 billion in pro forma restaurant sales for the fiscal year ended December 30, 2018 (after giving effect to the Mergers) and 1,070 restaurants on a pro forma basis as of December 30, 2018 (after giving effect to the Mergers).

•        The expectation that the combined company, through its ownership of Popeyes restaurants, will have multiple concepts operating in diverse geographic areas which we expect will enable us to reduce our dependence on the economic performance of any one particular region or restaurant concept.

•        The belief that the common ownership of Cambridge and Carrols would allow the combined company to have the potential to unlock significant synergies by leveraging Carrols’ experienced management team, operating culture, effective operating systems and infrastructure, which include Carrols’ sophisticated information and operating systems that enable Carrols to measure and monitor key metrics for operational performance, sales and profitability that may not be available to other restaurant operators.

•        The likelihood that the transactions will be completed on a timely basis and the limited number of conditions to Cambridge’s obligation to complete the transactions.

•        The anticipated market capitalization, liquidity and capital structure of NewCRG.

•        The terms of the New Senior Credit Facilities to be entered into in connection with the transactions and the likelihood that the necessary financing will be obtained given the financing commitments obtained pursuant to the Commitment Letter.

•        Carrols’ due diligence review and investigations of the business, operations, financial condition, strategy and future prospects of Cambridge.

•        The assignment by BKC to Carrols LLC of the ADA ROFR in the ADA DMAs and the granting by BKC to Carrols LLC of the Franchise Pre-Approval in the ADA DMAs under the Area Development Agreement.

Risks

In addition to the factors described above, Carrols’ board of directors identified and considered a variety of risks and potentially negative factors concerning the acquisitions, including:

•        The potential disruption to Carrols’ business that could result from the announcement of the transactions, including the diversion of management and employee attention and the effect on business relationships.

•        The restrictions on the conduct of Carrols’ business prior to the completion of the Mergers, which could delay or prevent Carrols from undertaking some business opportunities that may arise pending completion of the Mergers.

•        The adverse impact that business uncertainty pending the effective time of the Mergers could have on Carrols’ ability to attract, retain and motivate key personnel until the closing.

•        The fact that Carrols has incurred and will continue to incur significant transaction costs and expenses (in an amount of approximately $2.1 million to date) in connection with the Mergers, regardless of whether the Mergers are consummated.

•        The risk that the transactions may not be consummated despite the parties’ efforts or that consummation may be unduly delayed and the potential resulting disruptions to Carrols’ businesses and relationships.

•        The amount of indebtedness incurred under the New Senior Credit Facilities in connection with (i) the Refinancing, (ii) the payment of fees and expenses in connection with the transactions contemplated by the Merger Agreement and the Commitment Letter and (iii) the ongoing working capital and for other general corporate purposes of NewCRG and its subsidiaries, including permitted acquisitions and required expenditures under development agreements and the related restrictions to which the combined company would be subject.

•        The risk that we may need to make substantial capital expenditures (i) with respect to Burger King restaurants in connection with the Development Obligations and the Remodel and Upgrade Obligations pursuant to the terms of the Area Development Agreement and (ii) pursuant to development agreements of New CFH to develop Popeyes restaurants that are assumed by NewCRG in connection with the Cambridge Merger.

•        The risks of the type and nature described under “Risk Factors”.

In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of those matters, Carrols’ board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors.

In addition, Carrols’ board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather Carrols’ board of directors conducted an overall analysis of the factors described above, including discussions with Carrols’ management and legal and tax advisors. In considering the factors described above, individual members of Carrols’ board of directors may have given different weight to different factors.

BACKGROUND OF THE MERGERS

On June 18, 2018, Daniel T. Accordino, Carrols’ Chairman and Chief Executive Officer, received an email from Matthew Perelman and Alexander Sloane, Co-Presidents of Cambridge, requesting a meeting to discuss the possibility of a business combination transaction between Carrols and Cambridge.

On June 25, 2018, Mr. Accordino and Paul R. Flanders, Carrols’ Chief Financial Officer, met with Messrs. Perelman and Sloane. At this meeting, Messrs. Perelman and Sloane first presented to Carrols the possibility of a business combination transaction between Carrols and Cambridge, although no specific terms were discussed.

Between June 27, 2018 and July 11, 2018, Cambridge and Carrols negotiated and entered into a confidentiality agreement effective as of June 29, 2018.

During the month of July, Messrs. Accordino, Flanders, Perelman and Sloane continued to discuss telephonically the merits of exploring a possible business combination transaction.

On August 2, 2018, at a regularly scheduled meeting of the board of directors of Carrols, Messrs. Accordino and Flanders briefed the Carrols board of directors on the initial discussions between Carrols and Cambridge regarding a potential business combination transaction. The Carrols board of directors expressed its interest in Carrols continuing its discussions with Cambridge and obtaining more information regarding Cambridge and its business.

Between August 3, 2018 and August 31, 2018, Carrols and Cambridge discussed Cambridge’s business, including certain preliminary financial information provided by Cambridge, and potential structures of a business combination transaction, telephonically and in person.

On September 4, 2018, Messrs. Accordino and Flanders discussed with the Finance Committee of Carrols’ board of directors the potential business combination transaction with Cambridge. On the same day, Cambridge informed its counsel, Kirkland & Ellis LLP (“Kirkland”), of the ongoing discussions concerning a potential business combination transaction with Carrols.

On September 7, 2018, Messrs. Accordino and Flanders updated the Carrols board of directors on the status of the discussions with Cambridge on a potential business combination transaction.

During the week of September 10, 2019, Mr. Accordino and Richard Cross, Carrols’ Vice President of Real Estate, conducted site visits of restaurants operated by Cambridge in Tennessee.

On September 14, 2018, Kirkland, on behalf of Cambridge, presented to Carrols and its counsel, Akerman LLP (“Akerman”), an initial non-binding term sheet and proposed structure of a potential business combination transaction between Carrols and Cambridge, which included a holding company reorganization of Carrols and which would be tax-free to Cambridge and CFP and Carrols and its stockholders. Also on September 14, 2018, Carrols, Akerman, Cambridge and Kirkland discussed the non-binding term sheet and proposed structure of a potential business combination transaction between Carrols and Cambridge presented by Cambridge.

On September 17, 2018, Carrols met with BKC to begin discussing the proposed business combination transaction between Carrols and Cambridge, including the development and capital expenditure requirements of the combined business after the completion of such potential business combination.

On September 19, 2018, Messrs. Accordino and Flanders updated Messrs. Perelman and Sloane regarding the meeting with BKC.

From September 19, 2018 through October 23, 2018, further discussions and communications between representatives of Carrols and Cambridge ensued regarding the terms and structure of the potential business combination transaction. During this period, on September 25, 2018 and on October 9, 2018, Cambridge provided additional financial information to Carrols.

On October 15, 2018, Messrs. Accordino and Flanders updated the Carrols board of directors on the status of the discussions with Cambridge.

On November 1, 2018, at a regularly scheduled meeting of the Carrols board of directors, Messrs. Accordino and Flanders updated the Carrols board of directors on the status of the discussions with Cambridge.

There were no further discussions between Carrols and Cambridge after October 23, 2018 until November 8, 2018, when Messrs. Perelman and Sloane contacted Messrs. Accordino and Flanders to request an in-person meeting to potentially restart discussions regarding a potential business combination transaction between Carrols and Cambridge.

On November 19, 2018, Messrs. Accordino and Flanders met with Messrs. Perelman and Sloane in person and discussed a revised proposal of terms of a potential business combination transaction provided by Cambridge.

On November 28, 2018, Messrs. Accordino and Flanders updated the Carrols board of directors on the status of the discussions with Cambridge and the terms of the revised proposal for a potential business combination transaction between Carrols and Cambridge provided by Cambridge, including the need to refinance the existing outstanding indebtedness of Cambridge and Carrols in connection with such potential business combination transaction. The Carrols board of directors directed Carrols’ management to proceed and continue discussions with Cambridge including proceeding with a detailed due diligence investigation of Cambridge and its business.

On November 29, 2018 and November 30, 2018, Messrs. Accordino, Flanders, Perelman and Sloane continued discussions regarding a potential business combination transaction including a detailed due diligence investigation to be conducted by Carrols of Cambridge’s business.

On December 4, 2018, Carrols, Akerman, Cambridge and Kirkland discussed the proposed transaction structure and terms of a potential business combination transaction between Carrols and Cambridge. From December 4, 2018 through February 19, 2019, Carrols and its advisors conducted extensive due diligence of Cambridge’s business.

On December 14, 2018, Carrols and Cambridge met with BKC to discuss a potential business combination transaction between Carrols and Cambridge, and the terms of the Area Development Agreement. From December 14, 2018 through February 19, 2019, Carrols, and BKC discussed the proposed terms of the Area Development Agreement and exchanged and reviewed multiple drafts of the Area Development Agreement in consultation with their respective advisors.

During the week of December 17, 2018, Messrs. Accordino and Cross conducted additional site visits in Tennessee and visited most of the restaurants operated by Cambridge in Mississippi and Louisiana.

On December 20, 2018, Akerman provided Kirkland with an initial draft of the Merger Agreement. From December 20, 2018 through February 19, 2019, Carrols and Cambridge and their respective counsel, discussed the terms of the Mergers and exchanged multiple drafts of the Merger Agreement and the other transaction documentation in consultation with their respective advisors.

On January 4, 2019 and January 24, 2019, Mr. Accordino updated the Carrols board of directors on the status of the possible business combination with Cambridge, the Area Development Agreement and the Financing.

On January 7, 2019, Carrols and Wells Fargo Bank discussed the structure and terms of the Mergers and the need for committed financing in connection therewith. From January 12, 2019 through February 19, 2019, Carrols and Wells Fargo Bank discussed the structure and terms of the financing in connection with the Mergers.

On January 25, 2019, Carrols management updated the Carrols board of directors (which did not include participation by the two Class B directors appointed by BKC and another affiliate of RBI, José E. Cil and Matthew Dunnigan) on the status of the possible business combination transaction with Cambridge, the Area Development Agreement with BKC and the Financing.

On February 2, 2019, Cahill Gordon & Reindel LLP (“Cahill”), counsel to Wells Fargo Bank and Wells Fargo Securities, provided an initial draft of the Commitment Letter to Carrols and Akerman. From February 2, 2019 through February 19, 2019, Wells Fargo Bank and Wells Fargo Securities and Carrols discussed the terms of the Financing and the Commitment Letter and exchanged multiple drafts of the Commitment Letter in consultation with their respective advisors.

On February 12, 2019, at a meeting of the Carrols board of directors which included participation by a representative of Akerman, Carrols’ legal counsel, and which did not include participation by the two Class B directors, Messrs. Cil and Dunnigan, Carrols management discussed the status of the negotiations of the Merger Agreement, the Area Development Agreement, the Commitment Letter and the other transaction documentation, the proposed terms of the Mergers and the Financing, the results of the due diligence investigation of Cambridge’s business and the opportunities and risks presented in connection with the Mergers, the Area Development Agreement and the Financing.

On February 14, 2019, at a meeting of the Carrols board of directors which included a representative of Akerman, Carrols’ legal counsel, Carrols’ management and Carrols’ board of directors, which had been provided drafts of the Merger Agreement, the Area Development Agreement, the Commitment Letter and other transaction documentation, discussed the status of the negotiations of the Merger Agreement, the Area Development Agreement, the Commitment Letter and the other transaction documentation, the proposed terms of the Mergers and the Financing, the results of the due diligence investigation of Cambridge’s business and the opportunities and risks presented in connection with the Mergers and the Financing. Following such discussion, the two Class B directors, Messrs. Cil and Dunnigan, recused themselves and left the meeting of the Carrols board of directors and Carrols management with participation by Akerman, Carrols’ legal counsel, continued a discussion of the Merger Agreement, the Area Development Agreement, the Commitment Letter and the other transaction documentation, the proposed terms of the Mergers and the Financing, the results of the due diligence investigation of Cambridge’s business and the opportunities and risks presented in connection with the Mergers, the Financing and the Area Development Agreement. Following such discussion, the Carrols board of directors (with Messrs. Cil and Dunnigan not in attendance and not participating in such vote) approved the Merger Agreement, Area Development Agreement, Commitment Letter and the other transaction documentation and the transactions contemplated thereby including the Mergers and the Financing.

On February 19, 2019, Carrols and Cambridge executed the Merger Agreement and Messrs. Accordino, Flanders, Myers, Cross and Cambridge executed the Voting Agreements. On February 19, 2019, Carrols, Wells Fargo Bank and Wells Fargo Securities executed the Commitment Letter. On February 19, 2019, Carrols, Carrols Corp, Carrols LLC and BKC executed the Area Development Agreement.

ACCOUNTING TREATMENT OF THE MERGERS

Carrols prepares its financial statements in accordance with generally accepted accounting principles in the United States. Carrols will account for the Cambridge Merger as a business combination using the acquisition method of accounting based on Accounting Standards Codification Topic 805, Business Combinations. Carrols will record all assets acquired and liabilities assumed at their respective fair values at the date of completion of the Cambridge Merger. Carrols will value the franchise rights intangible and any excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed will be recorded as goodwill.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following discussion summarizes the material U.S. federal income tax consequences of the Mergers that are expected to apply generally to U.S. holders (as defined below) of shares of Carrols Common Stock and/or Carrols Series B Preferred Stock. For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of Carrols Common Stock and/or Carrols Series B Preferred Stock that is:

•        a citizen or individual resident of the United States;

•        a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

This discussion is based on the Code, applicable U.S. Treasury Regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the Mergers will be completed in accordance with the terms of the Merger Agreement. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences of the Mergers, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

This discussion only addresses U.S. holders who hold shares of Carrols Common Stock and/or Carrols Series B Preferred Stock (and will hold shares of NewCRG Common Stock and/or NewCRG Series B Preferred Stock) as capital assets and does not purport to be a complete analysis of all potential tax consequences of the Mergers. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the Mergers (whether or not such transactions occur in connection with the Mergers), including, without limitation, any exercise of a Carrols’ option or the acquisition or disposition of shares of Carrols Common Stock and/or Carrols Series B Preferred Stock other than pursuant to the Mergers. It does not address the U.S. federal income tax considerations applicable to holders of options or warrants to purchase Carrols Common Stock, or holders of debt instruments convertible into Carrols Common Stock. It also does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of that holder’s particular circumstances or to a U.S. holder subject to special rules, such as:

•        U.S. holders subject to special treatment under U.S. federal income tax laws (for example, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, or tax-exempt organizations);

•        a U.S. holder that holds shares of Carrols Common Stock and/or Carrols Series B Preferred Stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy;

•        a U.S. holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        a U.S. holder that is a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•        a U.S. holder that holds shares of Carrols Common Stock and/or Carrols Series B Preferred Stock through a pass-through entity;

•        a U.S. holder liable for the alternative minimum tax;

•        a U.S. holder who acquired shares of Carrols Common Stock and/or Carrols Series B Preferred Stock pursuant to the exercise of options or rights or otherwise as compensation or through a tax-qualified retirement plan; or

•        a U.S. holder who actually or constructively owns an interest in Cambridge.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any non-U.S., state or local tax consequences of the Mergers, or the consequences under any proposed U.S. Treasury Regulations that have not taken effect as of the date of this prospectus. Accordingly, we strongly urge that you consult your tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to you of the Mergers.

Consequences of the Exchange to U.S. Holders

The exchange by U.S. holders of shares of Carrols Common Stock for shares of NewCRG Common Stock and shares of Carrols Series B Preferred Stock for shares of NewCRG Series B Preferred Stock pursuant to the Carrols Merger. taken together with the Cambridge Merger, is intended to qualify as a transaction described in Section 351 of the Code, and separately the Carrols Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is intended that a U.S. holder not recognize any gain or loss for U.S. federal income tax purposes upon its exchange of shares of Carrols Common Stock for shares of NewCRG Common Stock and/or its exchange of shares of Carrols Series B Preferred Stock for shares of NewCRG Series B Preferred Stock. It is intended that such holder have a tax basis in the shares of NewCRG Common Stock and/or shares of NewCRG Series B Preferred Stock received in the Carrols Merger equal to the tax basis of the shares of Carrols Common Stock and/or shares of Carrols Series B Preferred Stock surrendered therefor (assuming that no election to reduce such basis is made). It is intended that the holding period for shares of NewCRG Common Stock and/or shares of NewCRG Series B Preferred Stock received in the Carrols Merger include the holding period for the shares of Carrols Common Stock and/or shares of Carrols Series B Preferred Stock surrendered therefor.

Consequences to Carrols and NewCRG

It is intended that neither Carrols nor NewCRG recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange of shares of Carrols stock for shares of NewCRG stock pursuant to the Carrols Merger. In addition, it is intended that no gain or loss be recognized by Carrols or NewCRG as a result of the issuance of shares of NewCRG Common Stock in exchange for the equity interests in New CFH pursuant to the Cambridge Merger.

Information on Mergers to Be Filed with Carrols Stockholders’ Returns

A U.S. holder that qualifies as a “significant transferor” or “significant holder” and certain U.S. shareholders of a foreign corporation that qualifies as a significant transferor or significant holder will be required to attach statements to their tax returns for the year in which the Mergers are consummated that contain the information listed in Treasury Regulation Section 1.351-3 and Treasury Regulation Section 1.368-3. With respect to a statement required by Treasury Regulation Section 1.351-3, a significant transferor includes a person that transfers property to a corporation and receives stock of the transferee corporation in an exchange described in Section 351 of the Code if, immediately after the exchange, (a) such person owns at least five percent (by vote or value) of the total outstanding stock of the transferee corporation and the stock owned by such person is publicly traded or (b) such person owns at least one percent (by vote or value) of the total outstanding stock of the transferee corporation and the stock owned by such person is not publicly traded. With respect to a statement required by Treasury Regulation Section 1.368-3, a significant holder includes a person who transfer stock of a target corporation and received stock of an acquirer in a reorganization transaction if, immediately before the exchange (a) the person owned at least five percent (by vote or value) of the total outstanding stock of the target corporation and the stock owned by such person was publicly traded or (b) such person owned at least one percent (by vote or value) of the total outstanding stock of the target corporation, and the stock owned by such person was not publicly traded. Under Treasury Regulation Section 1.368-3, a significant holder also applies to holders who owned stock of the target corporation that had, immediately before the exchange, a tax basis of $1,000,000 or more. The statements must include, among other things, the significant transferor’s tax basis in and the fair market value of the shares of Carrols stock that it exchanges for shares of NewCRG Common Stock

FINANCIAL STATEMENTS

See the Index to Financial Statements at page F-1 of this prospectus for a complete list of the historical consolidated financial statements of Carrols and the historical combined financial statements of the Cambridge Business included in this prospectus.

CERTAIN MARKET INFORMATION WITH RESPECT TO CARROLS’ COMMON STOCK

Carrols’ common stock is traded on The NASDAQ Global Market under the symbol “TAST”.

On April 8, 2019, there were 37,007,107 shares of our common stock outstanding held by 490 holders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of our common stock whose shares are held in the names of various securities brokers, dealers, and registered clearing agencies. The closing price of our common stock on April 8, 2019 was $9.78.

Stock Performance Graph

The following graph compares from December 31, 2013 the cumulative total stockholder return on our common stock relative to the cumulative total returns of The NASDAQ Composite Index and a peer group, The S&P SmallCap 600 Restaurants Index. We have elected to use the S&P SmallCap 600 Restaurant Index in compiling our stock performance graph because we believe the S&P SmallCap 600 Restaurant Index represents a comparison to competitors with similar market capitalization as us. The graph assumes an investment of $100 in our common stock and each index on December 31, 2013.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Carrols Restaurant Group, Inc., the NASDAQ Composite Index, and S&P SmallCap 600 Restaurants

$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
12/31/13
12/31/14
12/31/15
12/31/16
12/31/17
12/31/18
Carrols Restaurant Group, Inc.
NASDAQ Composite
S&P SmallCap 600 Restaurants

____________

*        $100 invested on 12/31/2013 in stock or index, including reinvestment of dividends.

	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Carrols Restaurant Group, Inc.	$100.00	$115.43	$177.61	$230.71	$183.81	$148.87
NASDAQ Composite	$100.00	$114.62	$122.81	$133.19	$172.11	$165.84
S&P SmallCap 600 Restaurants	$100.00	$117.34	$105.44	$112.22	$107.66	$117.68

DIVIDEND POLICIES AND RESTRICTIONS

Carrols did not pay any cash dividends during the fiscal years 2018 or 2017. Carrols currently intends to continue to retain all available funds to fund the development and growth of its business and does not anticipate paying any cash dividends on its common stock in the foreseeable future. In addition, Carrols is a holding company and conducts all of its operations through our direct and indirect subsidiaries. As a result, for Carrols to pay dividends, it needs to rely on dividends or distributions to it from Carrols Corp and indirectly from subsidiaries of Carrols Corp. The indenture governing the Carrols 8% Notes and our senior credit facility limit, and the New Senior Credit Facilities and other debt instruments that we and our subsidiaries may enter into in the future may limit, our ability to pay dividends to our stockholders.

BUSINESS OF CARROLS

Overview

Our Company

We are one of the largest restaurant companies in the United States and have been operating restaurants for more than 55 years. We are the largest Burger King franchisee in the United States, based on number of restaurants, and have operated Burger King restaurants since 1976. As of December 30, 2018, we owned and operated 849 Burger King restaurants located in 18 Northeastern, Midwestern and Southeastern states. Burger King restaurants feature the popular flame-broiled Whopper sandwich, as well as a variety of hamburgers, chicken and other specialty sandwiches, french fries, salads, breakfast items, snacks, soft drinks and other offerings. We believe that our size, seasoned management team, extensive operating infrastructure, experience and proven operating disciplines differentiate us from many of our competitors as well as many other Burger King operators.

According to BKC, as of December 31, 2018 there were a total of 17,796 Burger King restaurants, of which almost all were franchised and 7,330 were located in the United States. Burger King is the second largest quick service hamburger restaurant chain in the world (as measured by number of restaurants) and we believe that the Burger King brand is one of the world’s most recognized consumer brands. Burger King restaurants have a distinctive image and are generally located in high-traffic areas throughout the United States. Burger King restaurants are designed to appeal to a broad spectrum of consumers, with multiple day-part meal segments targeted to different groups of consumers. We believe that the competitive attributes of Burger King restaurants include significant brand recognition, convenience of location, quality, speed of service and price.

Our Burger King restaurants are typically open seven days per week and generally have operating hours ranging from 6:00 am to midnight on Sunday to Wednesday and to 2:00 am on Thursday to Saturday.

Our existing restaurants consist of one of several building types with various seating capacities. Our typical freestanding restaurant contains approximately 2,600 square feet with seating capacity for 60 to 70 customers, has drive-thru service windows and has adjacent parking areas. As of December 30, 2018, almost all of our restaurants were freestanding. We operate our restaurants under franchise agreements with BKC.

Our acquisition of 278 Burger King restaurants on May 30, 2012 from BKC, which we refer to as the “2012 acquisition”, included BKC’s assignment to us of its right of first refusal on franchise restaurant transfers in 20 states as follows: Connecticut (except Hartford county), Delaware, Indiana, Kentucky, Maine, Maryland, Massachusetts (except for Middlesex, Norfolk and Suffolk counties), Michigan, New Hampshire, New Jersey, New York (except for Bronx, Kings, Nassau, New York, Queens, Richmond, Suffolk and Westchester counties), North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, Washington DC and West Virginia (the “ROFR”) pursuant to an operating agreement with BKC dated May 30, 2012, and which was amended on January 26, 2015 and December 17, 2015, which we refer to as the “amended operating agreement”. In addition, pursuant to the amended operating agreement, BKC granted us, on a non-exclusive basis, franchise pre-approval to acquire restaurants from Burger King franchisees in the 20 states covered by the ROFR until we operate 1,000 Burger King restaurants. Newly constructed or acquired restaurants beyond 1,000 or acquisitions in states not subject to the ROFR would be subject to BKC’s customary approval process.

During 2018, we acquired a total of 44 restaurants from other franchisees in four separate transactions. During 2017, we acquired a total of 64 restaurants in three separate transactions and in 2016, we acquired 56 restaurants in seven separate transactions.

For the fiscal year ended December 30, 2018, our restaurants generated total revenues of $1,179.3 million and our comparable restaurant sales increased 3.8%. Our average annual restaurant sales for all restaurants were approximately $1.45 million per restaurant.

Our Competitive Strengths

We believe we have the following competitive strengths:

Largest Burger King Franchisee in the United States.    We are the largest Burger King franchisee in the United States based on number of restaurants, and are well positioned to leverage the scale and marketing of one of the most recognized brands in the restaurant industry. We believe the geographic dispersion of our restaurants provides us with stability and enhanced growth opportunities in many of the markets in which we operate. We also believe that our large number of restaurants increases our ability to effectively manage the awareness of the Burger King brand in certain markets through our ability to influence local advertising and promotional activities.

Operational Expertise.    We have been operating Burger King restaurants since 1976 and have developed sophisticated information and operating systems that enable us to measure and monitor key metrics for operational performance, sales and profitability that may not be available to other restaurant operators. Our focus on leveraging our operational expertise, infrastructure and systems allows us to optimize the performance of our restaurants and restaurants that we may acquire or open. Our size and history with the Burger King brand enable us to effectively track operating metrics and leverage best practices across our organization. We believe that our experienced management team, operating culture, effective operating systems and infrastructure enable us to operate more efficiently than many other Burger King operators, resulting in higher restaurant margins and improved overall financial results.

Consistent Operating History and Financial Strength.    We believe that the quality and sophistication of our restaurant operations have helped drive our strong restaurant level performance. Comparable restaurant sales for our restaurants have generally outperformed the Burger King system. Our strong restaurant level operations coupled with our financial management capabilities have resulted in consistent and stable cash flows. We have demonstrated our ability to prudently manage our capital structure and financial leverage through a variety of economic cycles. We believe that our cash flow from operations, cash balances and the availability of revolving credit borrowings under our amended senior credit facility (and, in the event the Mergers and Financing, are consummated, our New Senior Credit Facilities) are sufficient to fund our ongoing operations and capital expenditures.

Distinct Brand with Global Recognition, Innovative Marketing and New Product Development.    As a Burger King franchisee, we benefit from, and rely on, BKC’s extensive marketing, advertising and product development capabilities to drive sales and generate increased restaurant traffic. Over the years, BKC has launched innovative and creative multimedia advertising campaigns and products that highlight the relevance of the Burger King brand. BKC has also introduced promotions that leverage both value and premium menu offerings as well as providing a platform for new premium sandwich offerings. We believe these campaigns continue to positively impact the brand today as BKC focuses on a well-balanced promotional mix and remains committed to focusing on impactful new product launches and limited time offers, both of which continue to show positive trends. BKC is also aggressively working with franchisees throughout the system to encourage the renovation and remodeling of restaurants to BKC’s current image, which we believe will continue to increase customer traffic and restaurant sales.

Strategic Relationship with Burger King Corporation and RBI.    We believe that the structure of the 2012 acquisition strengthened our well-established relationship with BKC and RBI and has further aligned our common interests to grow our business. We intend to continue to expand by making acquisitions, including acquisitions resulting from the exercise of the ROFR as well as other negotiated acquisitions under our pre-approval rights. The consideration to BKC associated with the 2012 acquisition included a preferred stock equity interest in Carrols, which is convertible into approximately 20.3% of our outstanding shares of common stock as of April 8, 2019. Since the 2012 acquisition, two of BKC’s or RBI’s senior executives have served on our board of directors. José Cil, Chief Executive Officer of RBI, and Matthew Dunnigan, Chief Financial Officer of RBI, the indirect parent company of BKC, currently serve on our board of directors. Our restaurants represented approximately 11.6% of the Burger King locations in the United States as of December 30, 2018. We believe that the combination of our rights under the amended operating agreement (and the Area Development Agreement should such agreement become effective), BKC’s equity interest and its board level representation will continue to reinforce the alignment of our common interests with BKC for the long term.

Multiple Growth Levers.    We believe our historical track record of acquiring and integrating restaurants and our commitment to remodel, upgrade and open new restaurants provides multiple avenues to grow our business. With more than 55 years of restaurant operating experience, we have successfully grown our business through acquisitions. We have experienced increases in comparable restaurant sales, increased restaurant-level profitability and improved operating metrics at the restaurants we have acquired in the last five years. In addition, we have remodeled a total of

560 restaurants to BKC’s 20/20 restaurant image as of December 30, 2018 which we believe has improved our guests’ overall experience and increased customer traffic. At December 30, 2018, 681 of our restaurants had the BKC 20/20 image, which includes restaurants converted prior to our acquisition.

Experienced Management Team with a Proven Track Record.    We believe that our senior management team’s extensive experience in the restaurant industry and its long and successful history of developing, acquiring, integrating and operating quick-service restaurants provide us with a competitive advantage. Our management team has a successful history of integrating acquired restaurants, and over the past 20 years, we have significantly increased the number of Burger King restaurants we own and operate, largely through acquisitions. Our operations are overseen by our Chief Executive Officer, Dan Accordino, who has over 45 years of Burger King and quick-service restaurant experience, a Divisional VP, and ten Regional Directors that have an average of 24 years of Burger King restaurant experience. Our 124 district managers that have an average tenure of over 16 years in the Burger King system support the Regional Directors. Our operations management is further supported by our infrastructure of financial, information systems, real estate, human resources and legal professionals.

Our Business Strategies

Our primary business strategies are as follows:

Selectively Acquire and Develop Additional Burger King Restaurants.    As of December 30, 2018, we operated 849 Burger King restaurants, making us the largest Burger King franchisees in the United States. We acquired the ROFR in the 2012 acquisition and were granted certain pre-approval rights to acquire additional franchised restaurants and to develop new restaurants. Due to the number of restaurants and franchisees in the Burger King system and our historical success in acquiring and integrating restaurants, we believe that there is considerable opportunity for future growth. There are more than 2,000 Burger King restaurants we do not own in states in which we have the ROFR and pre-approval rights. Furthermore, we believe there are additional Burger King restaurants in states not subject to the ROFR that could be attractive acquisition candidates, subject to BKC’s customary approval. We believe that the assignment of the ROFR and the pre-approval to acquire and develop additional restaurants provide us with the opportunity to significantly expand our ownership of Burger King restaurants in the future. While we may evaluate and discuss potential acquisitions of additional restaurants from time to time, we currently have no understandings, commitments or agreements with respect to any material acquisitions, other than the Merger Agreement with Cambridge. We may be required to obtain additional financing to fund future acquisitions. There can be no assurance that we will be able to obtain additional financing, if necessary, on acceptable terms or at all.

Under the new Area Development Agreement which is subject to and effective upon the closing of the Mergers, BKC will assign to Carrols LLC the ADA ROFR in the ADA DMAs until the date that Carrols LLC has acquired an aggregate of 500 Burger King restaurants. In addition, pursuant to the Area Development Agreement, BKC will grant Carrols LLC the Franchise Pre-Approval.

Improve Profitability of Restaurants We Acquire by Leveraging Our Existing Infrastructure and Best-Practices. For acquired restaurants, we believe we can realize benefits from economies of scale, including leveraging our existing infrastructure across a larger number of restaurants. Additionally, we believe that our skilled management team, sophisticated information technology, operating systems and training and development programs support our ability to enhance operating efficiencies at restaurants we may acquire. We have demonstrated our ability to increase the profitability of acquired restaurants and we believe, over time, that we will improve profitability and operational efficiency at the restaurants we have and may acquire.

Increase Restaurant Sales and Customer Traffic.    BKC has identified and implemented a number of strategies to increase brand awareness, increase market share, improve overall operations and drive sales. These strategies are central to our strategic objectives to deliver profitable growth.

•        Products.    The strength of the BKC menu has been built on a distinct flame-grilled cooking platform to make better tasting hamburgers. We believe that BKC intends to continue to optimize the menu by focusing on core products, such as the flagship Whopper sandwich, while maintaining a balance between value promotions and premium limited time offerings to drive sales and traffic. Recent product innovation has included a multi-tier balanced marketing approach with value and premium offerings, pairing value promotions, such as the $1.00 10-piece chicken nugget promotion with premium limited time Burger offerings, such as the Sourdough King sandwiches and Crispy Chicken. Promotional initiatives in 2018 included the 2 for $6 Mix and Match and 2 for $10 Meal Deal featuring the Whopper and Crispy Chicken sandwich. There have also been a number of enhancements to food preparation procedures to improve the quality of BKC’s existing products. These new menu platforms and quality improvements form the backbone of BKC’s strategy to appeal to a broader consumer base and to increase restaurant sales.

•        Image.    We believe that re-imaged restaurants increase curb appeal and result in increased restaurant sales. BKC’s current restaurant image features a fresh, sleek, eye-catching design which incorporates easy-to-navigate digital menu boards in the dining room, streamlined merchandising at the drive-thru and flat screen televisions in the dining area. We believe that restaurant remodeling has improved our guests’ dining experience and increased customer traffic. As of December 30, 2018 a total of 681 of our restaurants had the BKC 20/20 restaurant image, which includes restaurants re-imaged prior to our acquisition. We believe the customer experience will be further enhanced from the upgrades to the Burger King of Tomorrow image that include a double drive-thru (where applicable), certain modifications to the exterior image and the installation of exterior digital menu boards as well as remodels that include the exterior design elements and an interior that creates a warm and welcoming restaurant designed to bring the outdoors inside.

•        Advertising and Promotion.    We believe that we will continue to benefit from BKC’s advertising support of its menu items, product enhancement and re-imaging initiatives. BKC has established a data driven marketing process which has focused on driving restaurant sales and traffic, while targeting a broad consumer base with inclusive messaging. This strategy uses multiple touch points to advertise our products, including digital advertising, social media and on-line video in addition to traditional television advertising. BKC has a food-centric marketing strategy which focuses consumers on the food offerings, the core asset, and balances value promotions and premium limited time offerings to drive profitable restaurant sales and traffic.

•        Operations.    We believe that improving restaurant operations and enhancing the customer experience are key components to increasing the profitability of our restaurants. We believe we will benefit from BKC’s ongoing initiatives to improve food quality, simplify restaurant level execution and monitor operational performance, all of which are designed to improve the customer experience and increase customer traffic.

Strategically Remodel to Elevate Brand Profile and Increase Profit Potential.    In 2019, we plan to remodel 20 to 25 locations to BKC’s current image standard, including rebuilding 3 to 5 restaurants and to upgrade 60 to 70 restaurants from BKC 20/20 restaurant image to the Burger King of Tomorrow image, with a contribution from BKC of approximately $7.0 million to $8.0 million under the Area Development Agreement, should it become effective, for restaurants whereby BKC is landlord on the lease. We also plan to construct 15 to 20 new restaurants (including relocations of 3 to 4 existing restaurants). We believe there are opportunities to increase profitability by remodeling additional restaurants including restaurants that we have acquired or may acquire in the future.

Restaurant Economics

Selected restaurant operating data for our restaurants is as follows:

	Year Ended
	January 1, 2017	December 31, 2017	December 30, 2018
Average annual sales per restaurant(1)	$1,311,516	$1,387,850	$1,449,047
Average sales transaction	$6.85	$7.15	$7.37
Drive-through sales as a percentage of total sales	67.0%	67.9%	68.4%
Day-part sales percentages:
Breakfast	13.8%	13.7%	13.5%
Lunch	32.4%	32.3%	31.9%
Dinner	20.4%	20.6%	20.9%
Afternoon and late night	33.4%	33.4%	33.6%

____________

(1)      Average annual sales per restaurant are derived by dividing restaurant sales by the average number of restaurants operating during the period on a 52-week basis.

Restaurant Capital Costs

The initial cost of the franchise fee, equipment, seating, signage and other interior costs of a standard new Burger King restaurant currently is approximately $450,000 (which excludes the cost of the land, building and site improvements). In the markets in which we operate, the cost of land generally ranges from $500,000 to $900,000 and the cost of building and site improvements generally ranges from $850,000 to $1,025,000.

With respect to development of freestanding restaurants, if we acquire the land to construct the building, we typically seek to thereafter enter into an arrangement to sell and leaseback the land and building under a long-term lease. Historically, we have been able to acquire and finance many of our locations under such leasing arrangements. Where we are unable to purchase the underlying land, we enter into a long-term lease for the land followed by construction of the building using cash generated from our operations or with borrowings under our senior credit facility.

The cost of securing real estate and developing and equipping new restaurants can vary significantly and depends on a number of factors, including the local economic conditions and the characteristics of a particular site. Accordingly, the cost of opening new restaurants in the future may differ substantially from the historical cost of restaurants previously opened and the estimated costs above.

BKC’s current image restaurant design draws inspiration from its signature flame-grilled cooking process and incorporates a variety of innovative elements to a backdrop that evokes the warm and welcoming look of the outdoors including corrugated metal, brick, wood and concrete. The cost of remodeling a restaurant to the BKC current image varies depending upon the age and condition of the restaurant and the amount of new equipment needed and can range from $250,000 to $650,000 per restaurant with a cost of approximately $650,000 per restaurant in 2018 and an average cost of $500,000 over the past three years. The total cost of a remodel has increased over time due to construction cost increases and the replacement of certain kitchen equipment at the time of the remodel which is incremental to the cost to upgrade to the BKC current image design. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Carrols — Recent and Future Events Affecting our Results of Operations”.

Site Selection

We believe that the location of our restaurants is a critical component of each restaurant’s success. We evaluate potential new sites on many critical criteria including accessibility, visibility, costs, surrounding traffic patterns, competition and demographic characteristics. Our senior management determines the acceptability of all acquisition prospects and new sites, based upon analyses prepared by our real estate, financial and operations professionals.

Seasonality

Our business is moderately seasonal due to regional weather conditions. Due to the location of our restaurants, sales are generally higher during the summer months than during the winter months.

Restaurant Locations

The following table details the locations of our 849 Burger King restaurants as of December 30, 2018:

State	Total Restaurants
Georgia	2
Illinois	18
Indiana	88
Kentucky	36
Maine	15
Maryland	17
Massachusetts	1
Michigan	56
New Jersey	10
New York	128
North Carolina	152
Ohio	118
Pennsylvania	62
South Carolina	40
Tennessee	31
Vermont	5
Virginia	66
West Virginia	4
Total	849

Operations

Management Structure

We conduct substantially all of our executive management, finance, marketing and operations support functions from our corporate headquarters in Syracuse, New York. Carrols is led by our Chief Executive Officer and President, Daniel T. Accordino, who has over 45 years of Burger King and quick-service restaurant experience at our company.

Operations for our restaurants are overseen by one Division VP and ten Regional Directors that have an average of over 24 years of Burger King restaurant experience. Our 124 district managers support the Regional Directors in the management of our restaurants.

A district manager is responsible for the direct oversight of the day-to-day operations of an average of approximately seven to eight restaurants. Typically, district managers have previously served as restaurant managers at one of our restaurants. Regional directors, district managers and restaurant managers are compensated with a fixed salary plus an incentive bonus based upon the performance of the restaurants under their supervision, and for our regional directors and district managers, the combined performance of all of our restaurants. Typically, our restaurants are staffed with hourly employees who are supervised by a salaried general manager and one to three assistant managers.

Training

We maintain a comprehensive training and development program for all of our personnel and provide both classroom and in-restaurant training for our salaried and hourly personnel. The program emphasizes system-wide operating procedures, food preparation methods, food safety and customer service standards. BKC’s training and development programs are also available to us as a franchisee through web access in all of our restaurants.

Management Information Systems

Our sophisticated management information systems provide us the ability to efficiently and effectively manage our restaurants and to ensure consistent application of operating controls at our restaurants. Our size affords us the ability to maintain an in-house staff of information technology and restaurant systems professionals dedicated to continuously enhancing our systems. In addition, these capabilities allow us to quickly integrate restaurants that we acquire and achieve greater economies of scale and operating efficiencies.

We typically replace the POS systems at restaurants we acquire shortly after acquisition and implement our POS, labor and inventory management systems. Our restaurants employ touch-screen POS systems that are designed to facilitate accuracy and speed of order taking. These systems are user-friendly, require limited cashier training and improve speed-of-service through the use of conversational order-taking techniques. The POS systems are integrated with PC-based applications at the restaurant and hosted systems at our corporate office that are designed to facilitate financial and management control of our restaurant operations.

Our restaurant systems provide daily tracking and reporting of traffic counts, menu item sales, labor and food data including costs and inventories, and other key operating metrics for each restaurant. We communicate electronically with our restaurants on a continuous basis via a high-speed data network, which enables us to collect this information for use in our corporate management systems in near real-time. Our corporate headquarters manages systems that support all of our accounting, operating and reporting systems. We also operate a 24-hour, seven-day help desk at our corporate headquarters that enables us to provide systems and operational support to our restaurant operations as required. Among other things, our restaurant information systems provide us with the ability to:

•        monitor labor utilization and sales trends on a real-time basis at each restaurant, enabling the restaurant manager to effectively manage to our established labor standards on a timely basis;

•        reduce inventory shrinkage using restaurant-level inventory management systems and daily reporting of inventory variances;

•        analyze sales and product mix data to help restaurant managers forecast production levels throughout the day;

•        monitor day-part drive-thru speed of service at each of our restaurants;

•        allow the restaurant manager to produce day-part labor schedules based on the restaurant’s historical sales patterns;

•        systematically communicate human resource and payroll data to our administrative offices for efficient centralized management of labor costs and payroll processing;

•        employ centralized control over pricing, menu and inventory management activities at the restaurant utilizing the remote management capabilities of our systems;

•        take advantage of electronic commerce including our ability to place orders with suppliers and to integrate detailed invoice, receiving and product data with our inventory and accounting systems;

•        provide analyses, reporting and tools to enable all levels of management to review a wide-range of financial, product mix and operational data; and

•        systematically analyze and report on detailed transactional data to help detect and identify potential theft.

Critical information from our systems is available in near real-time to our restaurant managers, who are expected to react quickly to trends or situations in their restaurant. Our district managers also receive near real-time information for their respective restaurants and have access to key operating data on a remote basis using our corporate intranet-based reporting. Management personnel at all levels, from the restaurant manager through senior management, utilize and monitor key restaurant performance indicators that are also included in our restaurant-level incentive bonus plans.

Burger King Franchise Agreements

Each of our Burger King restaurants operates under a separate franchise agreement with BKC. Our franchise agreements with BKC generally require, among other things, that all restaurants comply with specified design criteria and operate in a prescribed manner, including utilization of the standard Burger King menu. In addition, our Burger King franchise agreements generally require that our restaurants conform to BKC’s current image and may provide for updating our restaurants during the tenth year of the agreements to conform to such current image, which may require significant expenditures. We expect these update expenditures in 2019 to range from $100,000 to $300,000 per restaurant.

These franchise agreements with BKC generally provide for an initial term of 20 years and currently have an initial franchise fee of $50,000. In the event that we terminate any franchise agreement and close the related BKC restaurant prior to the expiration of its term, we generally are required to pay BKC an amount based on the net present value of the royalty stream that would have been realized by BKC had such franchise agreement not been terminated. Any franchise agreement, including renewals, can be extended at our discretion for an additional 20-year term, with BKC’s approval, provided that, among other things, the restaurant meets the current Burger King operating and image standards and that we are not in default under the terms of the franchise agreement. The franchise agreement fee for subsequent renewals is currently $50,000. BKC may terminate any of the franchise agreements if an act of default is committed by us under these agreements and such default is not cured. Defaults under the franchise agreements include, among other things, our failure to operate such Burger King restaurant in accordance with the operating standards and specifications established by BKC (including failure to use equipment, uniforms or decor approved by BKC), our failure to sell products approved or designated by BKC, our failure to pay royalties or advertising and sales promotion contributions as required, our unauthorized sale, transfer or assignment of such franchise agreement or the related restaurant, certain events of bankruptcy or insolvency with respect to us, conduct by us or our employees that has a harmful effect on the Burger King restaurant system, conviction of us or our executive officers for certain indictable offenses, our failure to maintain a responsible credit rating or our acquisition of an interest in any other hamburger restaurant business. At December 30, 2018, we were not in default under any of our franchise agreements with BKC.

In order to obtain a successor franchise agreement with BKC, a franchisee is typically required to make capital improvements to the restaurant to bring it up to BKC’s current image standards. The cost of these improvements may vary widely depending upon the magnitude of the required changes and the degree to which we have made interim improvements to the restaurant. At December 30, 2018, we had 33 franchise agreements due to expire in 2019, 55 franchise agreements due to expire in 2020 and 12 franchise agreements due to expire in 2021. In recent years, the historical costs of improving our Burger King restaurants in connection with franchise renewals generally have ranged from $250,000 to $650,000 per restaurant. The average cost of our remodels in 2018 was approximately $650,000 per restaurant. The cost of remodels can vary depending upon the age and condition of the restaurant and the amount of new equipment needed. The cost of capital improvements made in connection with future franchise agreement renewals may differ substantially from past franchise renewals depending on the current image requirements established from time to time by BKC.

We believe that we will be able to satisfy BKC’s normal franchise agreement renewal criteria. Accordingly, we believe that renewal franchise agreements will be granted on a timely basis by BKC at the expiration of our existing franchise agreements. Historically, BKC has granted all of our requests for successor franchise agreements. However, there can be no assurance that BKC will grant these requests in the future.

We evaluate the performance of our Burger King restaurants on an ongoing basis. With respect to franchise renewals, such evaluation depends on many factors, including our assessment of the anticipated future operating results of the subject restaurants and the cost of required capital improvements that we would need to commit for such restaurants. If we determine that a Burger King restaurant is under-performing, or that we do not anticipate an adequate return on the capital investment required to renew the franchise agreement, we may elect to close such restaurant. We may also relocate (offset) a restaurant within its trade area and build a new Burger King restaurant as part of the franchise renewal process. In 2018, we closed 10 restaurants, including one offset location. We currently expect to close between 8 to 12 restaurants in 2019, excluding any relocations of existing restaurants. Our determination to close these restaurants is subject to further evaluation and may change. We may also elect to close additional restaurants in the future.

In addition to the initial franchise fee, we generally pay BKC a monthly royalty. The royalty rate for new restaurants and for successor franchise agreements is 4.5% of sales. Royalty payments for restaurants acquired from other franchisees are based on the terms of existing franchise agreements being acquired, and may be less than 4.5%. The royalty rate was increased from 3.5% to 4.5% of sales in 2000, and generally for restaurants that were in existence in 2000, becomes effective upon the renewal of the franchise agreement. Burger King royalties, as a percentage of restaurant sales, were 4.3% in both 2018 and 2017 and 4.2% in 2016. We anticipate our Burger King royalties, as a percentage of restaurant sales, will be 4.3% in 2019 as a result of the terms outlined above. Under the Area Development Agreement, should it become effective, newly constructed units will receive a 1% royalty rate reduction a four year period and certain remodeled restaurants, excluding upgrades, will receive a 0.75% royalty rate reduction for a five year period.

We also generally contribute 4% of restaurant sales from our Burger King restaurants to fund BKC’s national and regional advertising. Under the Area Development Agreement, should it become effective, newly constructed units will receive a 3% advertising contribution deduction for four years and on certain remodeled restaurants, excluding upgrades, will receive a 0.75% advertising contribution reduction for a five year period. BKC engages in substantial national and regional advertising and promotional activities and other efforts to maintain and enhance the Burger King brand. From time to time we supplement BKC’s marketing with our own local advertising and promotional campaigns. See “— Advertising, Products and Promotion” below.

Our franchise agreements with BKC do not give us exclusive rights to operate Burger King restaurants in any defined territory. Although we believe that BKC generally seeks to ensure that newly granted franchises do not materially adversely affect the operations of existing Burger King restaurants, we cannot assure you that franchises granted by BKC to third parties will not adversely affect any Burger King restaurants that we operate.

Except as permitted by the amended operating agreement, we are required to obtain BKC’s consent before we acquire existing Burger King restaurants from other franchisees or develop new Burger King restaurants. BKC also has the right of first refusal to purchase any Burger King restaurant that is being offered for sale by a franchisee. However, pursuant to the operating agreement, BKC assigned the ROFR to us in 20 states and granted us franchise pre-approval to build new restaurants or acquire restaurants from franchisees until the date that we operate 1,000 restaurants. Historically, BKC has approved substantially all of our acquisitions of restaurants from other franchisees.

Advertising, Products and Promotion

BKC’s marketing strategy is characterized by its HAVE IT YOUR WAY® service, TASTE IS KING® tag line, flame grilling, generous portions and competitive prices. Burger King restaurants feature flame-grilled hamburgers, the most popular of which is the Whopper sandwich, a large, flame-grilled hamburger garnished with mayonnaise, lettuce, onions, pickles and tomatoes. The basic menu of all Burger King restaurants also includes a variety of hamburgers, chicken and other specialty sandwiches, french fries, soft drinks, salads, breakfast items, snacks, and other offerings. BKC and its franchisees have historically spent between 4% and 5% of their respective sales on marketing, advertising and promotion to sustain high brand awareness. BKC’s marketing initiatives are designed to reach a diverse consumer base and BKC has continued to introduce a number of new and enhanced products to broaden menu offerings and drive customer traffic in all day parts.

We are generally required to contribute 4% of restaurant sales to an advertising fund utilized by BKC for its advertising, promotional programs and public relations activities. BKC’s advertising programs consist of national campaigns supplemented by local advertising. BKC’s advertising campaigns are generally carried on television, radio and in circulated print media (national and regional newspapers and magazines). As a percentage of our restaurant sales advertising expense was 4.1% in 2018, 4.1% in 2017 and 4.4% in 2016. For 2019 we expect advertising expense to range between 4.0% and 4.2% of restaurant sales.

The efficiency and quality of advertising and promotional programs can significantly affect the quick-service restaurant businesses. We believe that one of the major advantages of being a Burger King franchisee is the value of the extensive national and regional advertising and promotional programs conducted by BKC. In addition to the benefits derived from BKC’s advertising spending, we sometimes supplement BKC’s advertising and promotional activities with our own local advertising and promotions, including the purchase of additional television, radio and print advertising. The concentration of our Burger King restaurants in many of our markets permits us to leverage advertising in those markets. We also utilize promotional programs, such as combination value meals and discounted prices, targeted to our customers, in order to create a flexible and directed marketing program.

Suppliers

We are a member of a national purchasing cooperative, Restaurant Services, Inc., which we refer to as “RSI”, created for the Burger King system. RSI is a non-profit independent purchasing cooperative that is responsible for sourcing our products and related supplies and managing relationships with approved distributors for the Burger King system. We use our purchasing power to negotiate directly with certain other vendors, to obtain favorable pricing and terms for supplying our restaurants. For our restaurants, we are required to purchase all of our foodstuffs, paper goods and packaging materials from BKC-approved suppliers at prices negotiated by RSI. We currently utilize mostly three distributors, Maines Paper & Food Service, Inc., McLane Company Inc., and Reinhart Food Service L.L.C., to supply our restaurants with the majority of our foodstuffs and, as of December 30, 2018, such distributors supplied 40%, 32% and 28%, respectively, of our restaurants. We may purchase non-food items, such as kitchen utensils, equipment maintenance tools and other supplies, from any suitable source so long as such items meet BKC product uniformity standards. All BKC-approved distributors are required to purchase foodstuffs and supplies from BKC-approved manufacturers and purveyors. BKC is responsible for monitoring quality control and supervision of these manufacturers and conducts regular visits to observe the preparation of foodstuffs, and to perform various tests to ensure that only quality foodstuffs are sold to its approved suppliers. In addition, BKC coordinates and supervises audits of approved suppliers and distributors to determine continuing product specification compliance and to ensure that manufacturing plant and distribution center standards are met. Although we believe that we have alternative sources of supply available to our restaurants, in the event any distributor or supplier for our restaurants was unable to service us, this could lead to a disruption of service or supply at our restaurants until a new distributor or supplier is engaged, which could have an adverse effect on our business.

Quality Assurance

Our operational focus is closely monitored to achieve a high level of customer satisfaction based on product quality, speed of service, order accuracy and quality of service. Our senior management and restaurant management staffs are principally responsible for ensuring compliance with BKC’s required operating procedures. We have uniform operating standards and specifications relating to the quality, preparation and selection of menu items, maintenance and cleanliness of the premises and employee conduct. In order to maintain compliance with these operating standards and specifications, we distribute detailed reports measuring compliance with various customer service standards and objectives to our restaurant operations management team, including feedback obtained directly from our customers through instructions given to them at the point of sale. The customer feedback is monitored by an independent agency and us and consists of evaluations of speed of service, quality of service, quality of our menu items and other operational objectives including the cleanliness of our restaurants. We also have our own staff that handle customer inquiries and complaints. The level of customer satisfaction is a key metric in our restaurant-level incentive bonus plans.

We operate in accordance with quality assurance and health standards mandated by federal, state and local governmental laws and regulations. These standards include food preparation rules regarding, among other things, minimum cooking times and temperatures, maximum time standards for holding prepared food, food handling guidelines and cleanliness. To maintain these standards, under BKC’s oversight third-party firms conduct unscheduled inspections and follow-up inspections of our restaurants and report their findings to us. In addition, restaurant managers conduct internal inspections for taste, quality, cleanliness and food safety on a regular basis.

Trademarks

As a franchisee of Burger King, we also have contractual rights to use certain BKC-owned trademarks, service marks and other intellectual property relating to the Burger King concept. We have no proprietary intellectual property other than the Carrols logo and trademark.

Government Regulation

Various federal, state and local laws affect our business, including various health, sanitation, fire and safety standards. Restaurants to be constructed or remodeled are subject to state and local building code and zoning requirements. In connection with the development and remodeling of our restaurants, we may incur costs to meet certain federal, state and local regulations, including regulations promulgated under the Americans with Disabilities Act.

We are subject to the federal Fair Labor Standards Act and various other federal and state laws governing such matters as the handling, preparation and sale of food and beverages; the provision of nutritional information on menu boards; minimum wage requirements; unemployment compensation; overtime; and other working conditions and citizenship requirements.

A significant number of our food service personnel are paid at rates related to the federal, and where applicable, state minimum wage and, accordingly, increases in the minimum wage have increased and in the future will increase wage rates at our restaurants.

The Patient Protection and Affordable Care Act (the “Affordable Care Act”) required businesses employing fifty or more full-time equivalent employees to offer health care benefits to those full-time employees or be subject to an annual penalty. Those benefits must be provided under a health care plan which provides a certain minimum scope of health care services. The Affordable Care Act also limits the portion of the cost of the benefits which we can require employees to pay. Based on our enrollment history to date, approximately 12% of our approximately 2,500 eligible hourly employees have opted for coverage under our medical plan.

We are also subject to various federal, state and local environmental laws, rules and regulations. We believe that we conduct our operations in substantial compliance with applicable environmental laws and regulations. Our costs for compliance with environmental laws or regulations have not had a material adverse effect on our results of operations, cash flows or financial condition in the past.

Industry and Competition

The Restaurant Market.    Restaurant sales historically have closely tracked several macroeconomic indicators and we believe that “away-from-home” food consumption will increase due to these trends in recent years. Historically, unemployment has been inversely related to restaurant sales and, as the unemployment rate decreases and disposable income increases, restaurant sales have increased. According to the U.S. Department of Agriculture, through July 2018 food away from home dollars exceeded at-home dining, with 50.9% of nominal food dollars spent on food away from home and with total expenditures increasing 4.2% from the same period in 2017.

Quick-Service Restaurants.    We operate in the hamburger category of the quick-service restaurant segment of the restaurant industry. Quick-service restaurants are distinguished by high speed of service and efficiency, convenience, limited menu and service, and value pricing. According to Nation’s Restaurant News, 2017 U.S. foodservice sales for the Top 200 restaurant chains increased 3.0% from 2016 to $291.6 billion. Of this amount, the hamburger category represented $83.1 billion, or 28.5%, making it the largest category of the quick-service segment.

The restaurant industry is highly competitive with respect to price, service, location and food quality. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with operators outside the restaurant industry such as convenience stores, delicatessens and prepared food counters in supermarkets, grocery stores, cafeterias and other purveyors offering moderately priced and quickly prepared foods. Our competitors may also employ marketing strategies such as frequent use of price discounting, frequent promotions and emphasis on value menus.

We believe that:

•        product quality and taste;

•        brand recognition;

•        convenience of location;

•        speed of service;

•        menu variety;

•        price; and

•        ambiance

are the most important competitive factors in the quick-service restaurant segment and that our restaurants effectively compete in each category. We believe our largest competitors are McDonald’s and Wendy’s.

Employees

As of December 30, 2018, we employed approximately 24,500 persons of which approximately 160 were administrative personnel and approximately 24,340 were restaurant operations personnel. None of our employees are unionized or covered by collective bargaining agreements. We believe that our overall relations with our employees are good.

Properties

As of December 30, 2018, we owned 6 and leased 843 Burger King restaurant properties including two restaurants located in mall shopping centers and 24 co-branded locations. In addition, we owned four and leased seven non-operating properties as of December 30, 2018, including four properties under construction that are expected to open as new restaurants in 2019.

We typically enter into leases (including renewal options) ranging from 20 to 40 years. The average remaining term for all leases, including options, was approximately 23.5 years at December 30, 2018. Generally, we have been able to renew leases, upon or prior to their expiration, at the prevailing market rates, although there can be no assurance that this will continue to occur.

Most of our Burger King restaurant leases are coterminous with the related franchise agreements. We believe that we generally will be able to renew at commercially reasonable rates the leases whose terms expire prior to the expiration of that location’s Burger King franchise agreement, although there can be no assurance that this will occur.

Most leases require us to pay utility and water charges and real estate taxes. Certain leases also require contingent rentals based upon a percentage of gross sales of the particular restaurant that exceed specified minimums. In some of our mall locations, we are also required to pay certain other charges such as a pro rata share of the mall’s common area maintenance costs, insurance and security costs.

In addition to the restaurant locations set forth under “Business of Carrols—Restaurant Locations”, we own a building with approximately 25,300 square feet at 968 James Street, Syracuse, New York, which houses our executive offices, most of our administrative operations for our Burger King restaurants and one of our regional support offices. We also lease seven small regional offices that support the management of our Burger King restaurants and two small administrative offices in Syracuse, NY that support administrative operations.

Legal Proceedings

Litigation.    We are involved in various litigation matters and claims that arise in the ordinary course of business. Based on our currently available information, we do not believe that the ultimate resolution of any of these matters will have a material adverse effect on our consolidated financial statements.

BUSINESS OF CAMBRIDGE

Cambridge is a fast-growing, privately held restaurant franchisee company based in Memphis, Tennessee. Cambridge acquired its first Burger King restaurants in 2014 and added the Popeyes brand to its portfolio of restaurants in 2018.

Cambridge’s Burger King restaurants feature the popular flame-broiled Whopper sandwich, as well as a variety of hamburgers, chicken and other specialty sandwiches, french fries, salads, breakfast items, snacks, soft drinks and other offerings. Cambridge’s Popeyes restaurants offer a unique Louisiana-style menu featuring spicy chicken, chicken tenders, fried shrimp and other seafood, red beans and rice and other regional items. All of Cambridge’s restaurants are operated under franchise agreements with BKC or PLK.

Cambridge has grown its business through strategic investments in new restaurant development and restaurant acquisitions. During the past two years, Cambridge has built 33 new restaurants and acquired 74 restaurants throughout the Southeast. As of December 31, 2018, Cambridge owned and operated 166 Burger King restaurants and 55 Popeyes restaurants located throughout Alabama, Arkansas, Indiana, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Tennessee and Virginia. As of December 31, 2018, Cambridge also owned and operated six gas stations and convenience stores.

Cambridge has a right of first refusal assigned by BKC on an unlimited number of franchise restaurant transfers in Arkansas, Kentucky, Louisiana, Mississippi and Tennessee, and in a limited number of counties in each of Missouri, Oklahoma and Texas. Cambridge also has a right of first refusal assigned by PLK on an unlimited number of franchise restaurant transfers in Kentucky and Tennessee.

Cambridge is controlled by affiliates of Garnett Station Partners, an investment firm focused on retail and consumer companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF CARROLS

Our fiscal years consist of 52 or 53 weeks ending on the Sunday closest to December 31. The fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017 each contained 52 weeks.

Introduction

We are a holding company and conduct all of our operations through our direct and indirect subsidiaries, Carrols, Carrols Corp, Carrols LLC and Republic Foods, Inc., and after giving effect to the Mergers, will have no assets other than the shares of capital stock of Carrols, our direct wholly owned subsidiary. The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Carrols” (the “Carrols MD&A”) is written to help the reader understand our company. The Carrols MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying consolidated financial statement footnotes appearing elsewhere in this prospectus. The overview provides our perspective on the individual sections of the Carrols MD&A, which include the following:

Company Overview — a general description of our business and our key financial measures.

Recent and Future Events Affecting Our Results of Operations — a description of recent events that affect, and future events that may affect, our results of operations.

Results of Operations — an analysis of our consolidated results of operations for the years ended December 30, 2018, December 31, 2017 and January 1, 2017 including a review of the material items and known trends and uncertainties.

Liquidity and Capital Resources — an analysis of our cash flows, including capital expenditures, changes in capital resources and known trends that may impact liquidity.

Application of Critical Accounting Policies — an overview of accounting policies requiring critical judgments and estimates.

Company Overview

We are one of the largest restaurant companies in the United States and have been operating restaurants for more than 55 years. We are the largest Burger King franchisee in the United States, based on number of restaurants, and have operated Burger King restaurants since 1976. As of December 30, 2018, our restaurant operations consisted of 849 franchised Burger King restaurants in 18 states.

During the year ended December 30, 2018, we acquired 44 restaurants in four separate transactions which we refer to as the “2018 acquired restaurants”. During the year ended December 31, 2017, we acquired 64 restaurants in three separate transactions, which we refer to as the “2017 acquired restaurants,” and during the year ended January 1, 2017, we acquired 56 Burger King restaurants in seven separate transactions.

The following is an overview of the key financial measures discussed in our results of operations:

•        Restaurant sales consist of food and beverage sales at our restaurants, net of discounts and excluding sales tax collected. Restaurant sales are influenced by changes in comparable restaurant sales, menu price increases, new restaurant development, acquisition of restaurants, and the closures of restaurants. Restaurants, including restaurants we acquire, are included in comparable restaurant sales after they have been open or owned for 12 months and immediately after they open from being remodeled. For comparative purposes, where applicable, the calculation of the changes in comparable restaurant sales is based either on a 53-week or 52-week year.

•        Cost of sales consists of food, paper and beverage costs including packaging costs, less purchase discounts. Cost of sales is generally influenced by changes in commodity costs, the mix of items sold and the level of promotional discounting and the effectiveness of our restaurant-level controls to manage food and paper costs.

•        Restaurant wages and related expenses include all restaurant management and hourly productive labor costs and related benefits, employer payroll taxes and restaurant-level bonuses. Payroll and related benefits are subject to inflation, including minimum wage increases and increased costs for health insurance, workers’ compensation insurance and federal and state unemployment insurance.

•        Restaurant rent expense includes base rent and contingent rent on our leases characterized as operating leases and the amortization of favorable and unfavorable leases, reduced by the amortization of deferred gains on sale-leaseback transactions.

•        Other restaurant operating expenses include all other restaurant-level operating costs, the major components of which are royalty expenses paid to BKC, utilities, repairs and maintenance, real estate taxes and credit card fees.

•        Advertising expense includes advertising payments to BKC based on a percentage of sales as required under our franchise and operating agreements and additional marketing and promotional expenses in certain of our markets.

•        General and administrative expenses are comprised primarily of salaries and expenses associated with corporate and administrative functions that support the development and operations of our restaurants, legal, auditing and other professional fees, acquisition costs and stock-based compensation expense.

•        EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income. EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income are non-GAAP financial measures. EBITDA represents net income before income taxes, interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude impairment and other lease charges, acquisition costs, loss on extinguishment of debt, stock compensation expense and other income or expense. Restaurant-Level EBITDA represents income from operations adjusted to exclude general and administrative expenses, depreciation and amortization, impairment and other lease charges and other income or expense. Adjusted net income represents net income adjusted to exclude loss on extinguishment of debt, impairment and other lease charges, acquisition costs, other income and expense, the related income tax effect of these adjustments and the reversal in 2016 of a valuation allowance on all of our net deferred income tax assets. Adjusted net income also presents the provision or benefit for income taxes as if there was no valuation allowance on our net deferred income tax assets during all periods presented.

•        We are presenting Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income because we believe that they provide a more meaningful comparison than EBITDA and net income of our core business operating results, as well as with those of other similar companies. Additionally, we present Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses and other income or expense, which are not directly related to restaurant-level operations. Management believes that Adjusted EBITDA and Restaurant-Level EBITDA, when viewed with our results of operations in accordance with GAAP and the accompanying reconciliations on page 93, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. Additionally, management believes that Adjusted EBITDA and Restaurant-Level EBITDA permit investors to gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced.

However, EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income, income from operations or cash flow from operating activities as indicators of operating performance or liquidity. Also, these measures may not be comparable to similarly titled captions of other companies. For the reconciliation between net income to EBITDA, Adjusted EBITDA and Adjusted net income and the reconciliation of income from operations to Restaurant-Level EBITDA, see page 93.

EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income have important limitations as analytical tools. These limitations include the following:

•        EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•        EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect the interest expense or the cash requirements necessary to service principal or interest payments on our debt;

•        Although depreciation and amortization are non-cash charges, the assets that we currently depreciate and amortize will likely have to be replaced in the future, and EBITDA, Adjusted EBITDA and Restaurant-Level EBITDA do not reflect the cash required to fund such replacements; and

•        EBITDA, Adjusted EBITDA, Restaurant-Level EBITDA and Adjusted net income do not reflect the effect of earnings or charges resulting from matters that our management does not consider to be indicative of our ongoing operations. However, some of these charges (such as impairment and other lease charges and acquisition costs) have recurred and may reoccur.

•        Depreciation and amortization primarily includes the depreciation of fixed assets, including equipment, owned buildings and leasehold improvements utilized in our restaurants, the amortization of franchise rights from our acquisitions of Burger King restaurants and the amortization of franchise fees paid to BKC.

•        Impairment and other lease charges are determined through our assessment of the recoverability of property and equipment and intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. A potential impairment charge is evaluated whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Losses on sale-leaseback transactions are recognized when they are incurred. Lease charges are recorded for our obligations under the related leases for closed locations net of estimated sublease recoveries.

•        Interest expense consists primarily of interest expense associated with the Carrols 8% Notes, our prior 11.25% Senior Secured Second Lien Notes due 2018 (the “Carrols 11.25% Notes”), amortization of deferred financing costs, amortization of bond premium and interest on revolving credit borrowings under our senior credit facility.

Recent and Future Events Affecting our Results of Operations

Burger King Restaurant Acquisitions

From the beginning of 2016 through December 30, 2018, we have acquired 164 restaurants from other franchisees, in the following transactions ($ in thousands):

Closing Date	Number of Restaurants	Purchase Price	Number of Fee-Owned Restaurants	Market Location
2016 Acquisitions:
February 23, 2016(1)	12	7,127		Scranton/Wilkes-Barre, Pennsylvania
May 25, 2016	6	12,080	5	Detroit, Michigan
July 14, 2016(1)	4	5,445	3	Detroit, Michigan
August 23, 2016	7	8,755	6	Portland, Maine
October 4, 2016	3	1,623		Raleigh, North Carolina
November 15, 2016	17	7,251		Pittsburgh and Johnstown, Pennsylvania
December 1, 2016	7	5,807	1	Columbus, Ohio
	56	48,088	15
2017 Acquisitions:
February 28, 2017	43	20,366		Cincinnati, Ohio
June 5, 2017(1)	17	16,355		Baltimore, Maryland and Washington, DC
November 28, 2017	4	1,202		Maine
	64	37,923	—
2018 Acquisitions:
February 13, 2018	1	—		New York
August 21, 2018	2	1,666		Detroit, Michigan
September 5, 2018(1)	31	25,930		Western Virginia
October 2, 2018	10	10,506		South Carolina and Georgia
	44	38,102	—
Total	164	124,113	15

____________

(1)      Acquisitions resulting from the exercise of our ROFR.

All of the 2018 and 2017 acquired restaurants were leased properties. The 2016 acquired restaurants included 15 fee-owned properties, of which 14 were subsequently sold in sale-leaseback transactions in 2016 for net proceeds of $19.1 million.

The pro forma impact on the results of operations for the 2018 acquired restaurants is included below. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated at the beginning of the periods presented, nor are they necessarily indicative of any future consolidated operating results. This pro forma financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings or any transaction costs related to the 2018 acquired restaurants. The following table summarizes certain pro forma financial information related to our 2018 operating results:

Year Ended December 30, 2018
Restaurant sales	$1,217,891
Income from operations	$38,128
Pro Forma Adjusted EBITDA	$109,261

Capital Expenditures

Under the operating agreement with BKC, beginning on January 1, 2016 and until we exceed operating 1,000 Burger King restaurants, a minimum of 10% of our annual new restaurant growth (including acquisitions) must come from the development of new Burger King restaurants (which includes restaurants we relocate within their market area). At December 30, 2018, we were in compliance with this commitment.

Without giving effect to the Mergers and the Financing being consummated, in 2019, we expect that capital expenditures before discretionary growth-related expenditures (i.e. new restaurant development and acquisitions) will be $50 million to $60 million, although the actual amount of capital expenditures may differ from these estimates. Capital expenditures in 2019 include remodeling 20 to 25 restaurants to the BKC current image standard and upgrading 60 to 70 restaurants currently at the BKC 20/20 restaurant image to the exterior requirements of the Burger King of Tomorrow image including, but not limited to, landscaping, double drive-thru (where applicable), and exterior digital menu boards. We expect to receive a contribution from BKC of approximately $7.0 million to $8.0 million toward the remodels of restaurants in 2019, most of which have already been remodeled to the 20/20 image and where BKC is landlord on the lease, should the Area Development Agreement become effective. In addition, capital expenditures include the construction of 15 to 20 new units, of which 3 to 4 restaurants may be relocated within their respective markets. We will review on an ongoing basis our future remodel and development plans in relation to our available capital resources and alternate investment opportunities.

Future Restaurant Closures

We evaluate the performance of our restaurants on an ongoing basis including an assessment of the current and future operating results of the restaurant in relation to its cash flow and future occupancy costs, and with regard to franchise agreement renewals, the cost of required capital improvements. We may elect to close restaurants based on these evaluations.

In 2018, excluding one restaurant relocated within its trade area, we closed nine restaurants. We currently anticipate closing 8 to 12 restaurants in 2019, excluding any restaurants being relocated within their trade area, at the end of their respective lease term.

Our determination of whether to close restaurants in the future is subject to further evaluation and may change. We may incur lease charges in the future from closures of underperforming restaurants prior to the expiration of their contractual lease term. We do not believe that the future impact on our results of operations due to restaurant closures will be material, although there can be no assurance in this regard.

Effect of Tax Law Changes

The Tax Act was enacted on December 22, 2017. The Tax Act made significant changes to the Code, including a reduction in the U.S. federal corporate income tax rate from 35% to 21%. We recorded of a $0.8 million discrete tax benefit in the fourth quarter of 2017 to re-measure our net deferred taxes due to the lowering of the U.S. federal corporate income tax rate to 21%.

Effect of Minimum Wage Increases

Certain of the states and municipalities in which we operate have increased their minimum wage rates for 2018 and in many cases have also approved additional increases for future periods. Most notably, New York State has increased the minimum wage applicable to our business to $12.75 an hour in 2019 ($11.75 per hour in 2018, $10.75 per hour in 2017 and $9.75 an hour in 2016) with subsequent annual increases reaching $15.00 an hour by July 1, 2021. Since 2015 we have been receiving New York State minimum wage tax credits totaling approximately $500,000 per year that partially offset these additional labor costs. However, the New York State minimum wage tax credits expired in the beginning in 2019. We had 128 restaurants in New York State at December 30, 2018. We typically attempt to offset the effects of wage inflation, at least in part, through periodic menu price increases. However, no assurance can be given that we will be able to offset these wage increases in the future.

Refinancing of Indebtedness and Amendment to Our Senior Credit Facility

On June 23, 2017, we issued an additional $75 million principal amount of Carrols 8% Notes at a premium of 106.5% in a private placement and used a portion of the net proceeds to repay all of our revolving credit borrowings under our amended senior credit facility and to pay related fees and expenses. We received net proceeds of approximately $35.5 million from the offering which has been and will be used for working capital and general corporate purposes, including future restaurant acquisitions.

On June 20, 2017, we entered into an amendment to our senior credit facility to increase the permitted indebtedness for our second lien notes to a principal amount not to exceed $300.0 million in order to provide for the additional $75 million of Carrols 8% Notes issued on June 23, 2017.

Additionally, on January 13, 2017, we entered into an amendment to our senior credit facility to, among other things, increase the maximum revolving credit borrowings by $18.0 million to a total of $73.0 million.

Subsequent Events

Carrols Series B Convertible Preferred Stock

For a discussion on the Carrols Series B Preferred Stock, please see “Description of NewCRG’s Capital Stock — NewCRG Series B Convertible Preferred Stock”.

The Merger Agreement

For a discussion on the Merger Agreement, please see “Terms of the Transaction — Terms of the Merger Agreement”.

NewCRG Series C Convertible Preferred Stock

For a discussion on the NewCRG Series C Convertible Stock, please see “Summary — NewCRG Series C Convertible Preferred Stock”.

Carrols Merger

For a discussion on the Carrols Merger, please see “Summary — The Transactions”.

Area Development and Remodeling Agreement

For a discussion on the Area Development and Remodeling Agreement, please see “Summary — Area Development and Remodeling Agreement”.

Commitment Letter

For a discussion on the Commitment Letter, please see “Summary — Commitment Letter”.

Results of Operations

Fiscal 2018 compared to Fiscal 2017 and to Fiscal 2016

The following table highlights the key components of sales and the number of restaurants in operation for the years ended December 30, 2018, December 31, 2017, and January 1, 2017 (dollars in thousands):

	Year ended
	December 30, 2018	December 31, 2017	January 1, 2017
	(in thousands of dollars)
Restaurant Sales	$1,179,307	$1,088,532	$943,583
Change in Comparable Restaurant Sales %	3.8%	5.2%	2.3%

Restaurants operating at beginning of year	807	753	705
New restaurants opened, including relocations(1)	8	11	4
Restaurants acquired	44	64	56
Restaurants closed(1)	(10)	(21)	(12)
Restaurants operating at end of year	849	807	753

____________

(1)      New restaurants opened in 2018 include two restaurants relocated within their market area and restaurants closed include one restaurant closed as result of relocation.

Restaurant Sales.    Total restaurant sales in 2018 increased 8.3% to $1,179.3 million from $1,088.5 million in 2017. Comparable restaurant sales increased 3.8% due to an increase in average check of 2.8% and an increase in customer traffic of 1.0%. The effect of menu price increases in 2018 was approximately 2.5%. Restaurant sales also increased $25.4 million from the full year impact of restaurants acquired in 2017, restaurant sales of $16.9 million from the acquisition of 44 restaurants during 2018 and sales of $18.8 million from the opening of new restaurants since the end of 2017.

Total restaurant sales in 2017 increased 15.4% to $1,088.5 million and included a comparable restaurant sales increase of 5.2% driven by an increase in average check of 4.0% and an increase in customer traffic of 1.2%. The effect of menu price increases in 2017 was approximately 2.3%. Restaurant sales also increased due to the 64 restaurants acquired since the beginning of 2017.

The following table sets forth, for the years ended December 30, 2018, December 31, 2017, and January 1, 2017 selected operating results as a percentage of total restaurant sales:

	Year Ended
	December 30, 2018	December 31, 2017	January 1, 2017
Costs and expenses (all restaurants):
Cost of sales	27.7%	28.0%	26.5%
Restaurant wages and related expenses	32.5%	32.2%	31.6%
Restaurant rent expense	6.9%	7.0%	6.9%
Other restaurant operating expenses	15.2%	15.3%	15.8%
Advertising expense	4.1%	4.1%	4.4%
General and administrative expenses	5.6%	5.5%	5.8%

Operating Costs and Expenses (percentages stated as a percentage of total restaurant sales unless otherwise noted).    Cost of sales decreased to 27.7% in 2018 from 28.0% in 2017 due primarily to the favorable impact of menu price increases (0.8%) and lower commodity costs (0.3%), which included a 4.9% decrease in beef prices compared to the prior year, offset in part by the effect of higher promotional discounting (0.8%).

Cost of sales increased to 28.0% in 2017 from 26.5% in 2016 due primarily to higher commodity costs (1.1%), which included a 9.4% increase in beef prices compared to 2016, higher promotional discounting (0.6%) and the negative impact of changes in product mix offset in part by the effect of menu price increases (0.7%) and the continued improvement in restaurant-level food and cash controls at our acquired restaurants.

Restaurant wages and related expenses increased to 32.5% in 2018 from 32.2% in 2017 due to wage inflation increasing hourly labor rates, including the effect of minimum wage increases. The increase in restaurant wages and related expenses to 32.2% in 2017 from 31.6% in 2016 was also due to higher hourly labor rates.

Restaurant rent expense decreased slightly to 6.9% in 2018 from 7.0% in 2017 primarily due to leveraging of fixed rentals on the increased restaurant sales. Restaurant rent expense increased slightly to 7.0% in 2017 from 6.9% in 2016 primarily due to incremental rent from sale-leaseback transactions completed in 2016 offset partially by leveraging of rent on the sales increases.

Other restaurant operating expenses decreased slightly to 15.2% in 2018 from 15.3% in 2017 and 15.8% in 2016. This reduction is due primarily to leveraging of our fixed operating costs, including utilities and repair and maintenance expense, on higher sales volumes.

Advertising expense was 4.1% in both 2018 and 2017. Advertising expense decreased to 4.1% in 2017 from 4.4% in 2016 due to a reduction in local advertising spending in certain of our markets in 2017 from the prior year.

Restaurant-Level EBITDA.    As a result of the factors above Restaurant-Level EBITDA increased 10.4% to $161.7 million in 2018 compared to $146.5 million in 2017 and $140.6 million in 2016. For a reconciliation between Restaurant-Level EBITDA and income from operations see page 93

General and Administrative Expenses.    General and administrative expenses were $66.6 million in 2018 compared to $60.3 million in 2017, and increased as a percentage of total restaurant sales, from 5.5% in 2017 to 5.6% in 2018. General and administrative expenses increased in dollars during 2018 from additional field management and restaurant manager training costs related to our acquisitions, growth to support our restaurant development and technology initiatives, an increase in stock-based compensation expense of $2.3 million primarily from stock awards granted in 2018 and an increase of $2.2 million in incentive compensation accruals based on our operating results in relation to our plan in 2018.

General and administrative expenses increased $5.3 million in 2017 to $60.3 million compared to $55.0 million in 2016, and decreased as a percentage of total restaurant sales, from 5.8% in 2016 to 5.5% in 2017. The increase in total general and administrative expenses during 2017 was driven by additional field management and restaurant manager training costs related to the 2017 and 2016 acquisitions and an increase in stock-based compensation expense of $1.5 million from stock awards granted in 2017. These increases were partially offset by a $1.2 million decrease in incentive compensation accruals based on our operating results in relation to our plan in 2017 versus 2016.

Adjusted EBITDA.    As a result of the factors above Adjusted EBITDA increased $10.9 million or 11.9% to $102.3 million in 2018 from $91.4 million in 2017. Adjusted EBITDA increased 2.1% in 2017 from $89.5 million in 2016.

For a reconciliation between net income and EBITDA and Adjusted EBITDA see page 93.

Depreciation and Amortization.    The increase in depreciation and amortization expense to $58.5 million in 2018 from $54.2 million in 2017 was primarily due to our ongoing new development, restaurant remodeling initiatives and depreciation and amortization expense related to our acquisition of restaurants in 2017 and 2018.

Depreciation and amortization expense increased $6.9 million during 2017 from $47.3 million in 2016 due to our capital spending on restaurant remodeling and depreciation and amortization on the assets acquired in the 2016 and 2017 acquisitions.

Impairment and Other Lease Charges.    We recorded impairment and other lease charges of $3.7 million consisting of $0.4 million of capital expenditures at previously impaired restaurants, $0.4 million related to initial impairment charges for six underperforming restaurants, $1.9 million related to the write-off of defective product holding unit kitchen equipment that was replaced, losses of $0.8 million associated with sale-leaseback transactions of four restaurant properties, and other lease charges of $0.2 million.

We recorded impairment and other lease charges of $2.8 million in 2017 and included $0.7 million of capital expenditures at previously impaired restaurants, $1.1 million related to initial impairment charges for five underperforming restaurants, $0.9 million of other lease charges primarily due to four restaurants and an administrative office closed during the period and losses of $0.1 million associated with the sale-leaseback of one restaurant property.

We recorded impairment and other lease charges during 2016 of $2.4 million including $0.9 million for capital expenditures at previously impaired restaurants, $0.2 million related to initial impairment charges for four underperforming restaurants and losses of $1.2 million associated with the sale-leaseback of seven restaurant properties.

Other Income and Expense.    In 2018, we recorded a gain of $0.4 million related to an insurance recovery from a fire at one restaurant. In 2017, we recorded a net $0.3 million gain primarily related to an insurance recovery from a fire at one restaurant. In 2016, we had a gain of $1.2 million related to insurance recoveries from fires at two restaurants, a gain of $0.5 million related to a settlement for a partial condemnation of one of our operating restaurant properties, and an expense of $1.85 million related to a litigation settlement with our former Chairman and CEO.

Interest Expense.    The increase in interest expense to $23.6 million in 2018 from $21.7 million in 2017 and $18.3 million in 2016 is primarily the result of the issuance of an additional $75.0 million principal amount of 8.0% Senior Secured Second Lien Notes due 2022 on June 23, 2017. This increase was offset in part by $0.9 million and $0.5 million of bond premium amortization in 2018 and 2017, respectively.

The weighted average interest rate on our long-term debt, excluding lease financing obligations, was 7.9% in 2018, 7.7% in 2017 and 7.9% in 2016.

Income Taxes.    In 2018, we recorded an income tax benefit as the effect of wage tax credits, which are a large component of offsetting deferred tax assets, more than offset the federal income tax provision at the statutory rate as these credits are not directly related to the amount of pretax income reported for the year.

The effective tax rate for 2017, excluding discrete items, was 8.2% and is lower than the statutory rate due to the effect of fixed tax credits relative to our 2017 pretax income as the benefits of these credits are not directly related to the amount of pretax income reported in the period. We also recorded a $0.8 million discrete tax benefit in the fourth quarter to re-measure our net deferred taxes due to the lowering of the U.S. federal corporate income tax rate to 21% under the Tax Act.

In 2016, we reversed the valuation allowance on all of our net deferred income tax assets resulting in a tax benefit of $30.4 million. Excluding the valuation allowance reversal, we recorded a provision for income taxes in 2016 of $2.3 million. The 2016 effective tax rate of 13.2%, exclusive of the valuation allowance reversal, is lower than the statutory tax rate primarily due to employment tax credits.

Net Income.    As a result of the above, net income was $10.1 million in 2018, or $0.22 per diluted share, compared to net income of $7.2 million in 2017, or $0.16 per diluted share and net income of $45.5 million in 2016, or $1.01 per diluted share.

Reconciliations of net income to EBITDA, Adjusted EBITDA and Adjusted net income and income from operations to Restaurant-Level EBITDA for the years ended December 30, 2018, December 31, 2017, and January 1, 2017 are as follows (in thousands):

	Year Ended
	December 30, 2018	December 31, 2017	January 1, 2017
Reconciliation of EBITDA and Adjusted EBITDA:
Net income	$10,104	$7,159	$45,472
Provision (benefit) for income taxes	(157)	604	(28,085)
Interest expense	23,638	21,710	18,315
Depreciation and amortization	58,468	54,159	47,295
EBITDA	92,053	83,632	82,997
Impairment and other lease charges	3,685	2,827	2,355
Acquisition costs(1)	1,445	1,793	1,853
Gains on partial condemnation and fires(2)	(424)	(362)	(1,603)
Litigation settlement(3)	—	—	1,850
Gain on bargain purchase	(230)	—	—
Stock compensation expense	5,812	3,518	2,053
Loss on extinguishment of debt	—	—	—
Adjusted EBITDA	$102,341	$91,408	$89,505

Reconciliation of Restaurant-Level EBITDA:
Income from operations	$33,355	$29,473	$35,702
Add:
General and administrative expenses	66,587	60,348	54,956
Depreciation and amortization	58,468	54,159	47,295
Impairment and other lease charges	3,685	2,827	2,355
Other expense (income)	(424)	(333)	338
Restaurant-Level EBITDA	$161,671	$146,474	$140,646

Reconciliation of Adjusted net income:
Net income	$10,104	$7,159	$45,472
Add:
Impairment and other lease charges	3,685	2,827	2,355
Acquisition costs(1)	1,445	1,793	1,853
Gain on bargain purchase	(230)	—	—
Gains on partial condemnation and fires(2)	(424)	(362)	(1,603)
Litigation settlement(3)	—	—	1,850
Income tax effect on above adjustments(4)	(993)	(1,618)	(1,693)
Adjustments to income tax benefit(5)	—	(762)	(30,374)
Adjusted net income	$13,587	$9,037	$17,860
Adjusted diluted net income per share(6)	$0.30	$0.20	$0.40

____________

(1)      Acquisition costs included in general and administrative expense primarily include legal and professional fees incurred in connection with restaurant acquisitions, and in 2017, certain payroll and other costs associated with the wind-down of the corporate headquarters from the acquisition of Republic Foods, Inc.

(2)      The year ended December 30, 2018 includes a gain of $0.4 million related to an insurance recovery from a fire at one of our restaurants. The year ended December 31, 2017 includes a gain of $0.4 million related to an insurance recovery from a fire at one of our restaurants. The year ended January 1, 2017 includes gains of $1.2 million related to insurance recoveries from fires at two of our restaurants and a gain of $0.5 million related to a settlement for a partial condemnation on one of our operating restaurant properties.

(3)      Includes an expense of $1.85 million related to a litigation settlement.

(4)      The income tax effect related to the adjustments (other than the deferred income tax adjustment) was calculated using an effective income tax rate of 22.2% for the year ended December 30, 2018 and 38% for the years ended December 31, 2017 and January 1, 2017.

(5)      The provision (benefit) for income taxes in 2017 reflects a $0.8 million discrete tax benefit recorded in the fourth quarter to re-measure our net deferred taxes due to the lowering of the U.S. federal corporate income tax rate to 21% under the Tax Act signed into law in the fourth quarter of 2017. The benefit for income taxes in 2016 reflects a $30.4 million income tax benefit recorded in the fourth quarter of 2016 to reverse the previously recorded valuation allowance on net deferred income tax assets as well as the full year deferred income tax provision of $2.3 million which was recorded in the fourth quarter of 2016.

(6)      Adjusted diluted net income per share is calculated based on Adjusted net income and the diluted weighted average common shares outstanding for the respective periods.

Liquidity and Capital Resources

We generally reinvest available cash flows from operations to acquire additional restaurants, develop new restaurants, enhance existing restaurants and to reduce debt.

Interest payments under our debt obligations, capital expenditures, including our new restaurant development and restaurant remodeling initiatives in 2019, payments of royalties and advertising to BKC and payments related to our lease obligations represent significant liquidity requirements for us as well as any discretionary expenditures for the acquisition of additional Burger King restaurants. We believe cash generated from our operations, our cash balances and availability of revolving credit borrowings under our amended senior credit facility will provide sufficient cash availability to cover our anticipated working capital needs, capital expenditures and debt service requirements for the next twelve months.

On June 20, 2017, we entered into an amendment to our senior credit facility to, among other things, increase the permitted indebtedness of our second lien notes to a principal amount not to exceed $300.0 million in order to provide for the additional $75 million of the Carrols 8% Notes issued on June 23, 2017. On January 13, 2017, we entered into an amendment to our senior credit facility to, among other things, increase the maximum revolving credit borrowings by $18.0 million to a total of $73.0 million.

As is common in the restaurant industry, we maintain relatively low levels of account receivables and inventories and receive trade credit based upon negotiated terms for purchasing food products and other supplies. As a result, we may at times maintain current liabilities in excess of current assets, which results in a working capital deficit. We are able to operate with a substantial working capital deficit because:

•        restaurant operations are primarily conducted on a cash basis;

•        rapid turnover results in a limited investment in inventories; and

•        cash from restaurant sales is usually received before related liabilities for food, supplies and payroll become due.

Operating activities.    Net cash provided from operating activities for the years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $80.8 million, $72.8 million and $62.3 million, respectively. Net cash provided by operating activities in 2018 increased by $8.0 million compared to 2017 due primarily to higher net income and depreciation.

Net cash provided from operating activities in 2017 increased by $10.5 million compared to 2016 due primarily an increase from the changes in the components of working capital of $10.3 million.

Investing activities.    Net cash used for investing activities from continuing operations for the years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $106.9 million, $108.1 million and $96.2 million, respectively. Net cash used for investing activities decreased $1.2 million during 2018 compared to 2017, primarily due to higher proceeds from sale-leaseback transactions. Net cash used for investing activities increased $11.9 million during 2017 compared to 2016 primarily due to lower sale-leaseback proceeds of $49.3 million offset in part by lower acquisition and capital spending.

Capital expenditures are a large component of our investing activities and include: (1) new restaurant development, which may include the purchase of real estate; (2) restaurant remodeling, which includes the renovation or rebuilding of the interior and exterior of our existing restaurants including expenses associated with our franchise agreement renewals and certain restaurants that we acquire; (3) other restaurant capital expenditures, which include capital maintenance expenditures for the ongoing reinvestment and enhancement of our restaurants, and from time to time, to support BKC’s initiatives; and (4) corporate and restaurant information systems, including expenditures for our point-of-sale software for restaurants that we acquire.

The following table sets forth our capital expenditures for the periods presented (dollar amounts in thousands):

Year Ended December 30, 2018:
New restaurant development	$23,171
Restaurant remodeling	31,951
Other restaurant capital expenditures	15,726
Corporate and restaurant information systems	4,887
Total capital expenditures	$75,735
Number of new restaurant openings including relocations	8
Year Ended December 31, 2017:
New restaurant development	$14,759
Restaurant remodeling	33,504
Other restaurant capital expenditures	18,926
Corporate and restaurant information systems	6,327
Total capital expenditures	$73,516
Number of new restaurant openings including relocations	11
Year Ended January 1, 2017:
New restaurant development	$8,228
Restaurant remodeling	65,767
Other restaurant capital expenditures	15,168
Corporate and restaurant information systems	4,936
Total capital expenditures	$94,099
Number of new restaurant openings including relocations	4

As discussed above, in 2018, we acquired 44 restaurants in four transactions for a total cash purchase price of $38.1 million. In 2017, we acquired 64 restaurants in three transactions for a total cash purchase price of $37.9 million. In 2016, we acquired 56 restaurants in seven transactions for a total cash purchase price of $48.1 million.

Investing activities also included sale-leaseback transactions related to our restaurant properties. In 2018, these transactions primarily related to land purchases and new restaurant construction. In 2017 and 2016 the sale-leaseback transactions were primarily fee-owned properties acquired in restaurant acquisitions. The proceeds were $8.4 million in 2018, $4.3 million in 2017 and $53.6 million in 2016 and were used to fund our new development and remodeling initiatives, acquisition of restaurants and other cash requirements.

We also had expenditures related to the purchase of restaurant properties to be sold in sale-leaseback transactions of $2.1 million in 2018, $1.4 million in 2017 and $9.0 million in 2016.

Financing activities.    Net cash provided by financing activities in 2018 was $0.7 million due primarily to principal payments on capital leases of $1.8 million and proceeds from lease financing obligations of $2.7 million.

Net cash provided from financing activities in 2017 was $62.7 million due primarily to proceeds of $79.9 million from the issuance of the additional $75.0 million principal amount of the Carrols 8% Notes at a premium offset by the net repayment of revolving credit borrowings of $13.5 million and principal payments on capital leases of $1.7 million.

8% Senior Secured Second Lien Notes.    The $275 million principal amount of the Carrols 8% Notes mature on May 1, 2022. Interest is payable semi-annually on May 1 and November 1. The Carrols 8% Notes are guaranteed by our material subsidiaries and are secured by second-priority liens on substantially all of our and our subsidiaries’ assets (including a pledge of all of the capital stock and equity interests of our subsidiaries).

The Carrols 8% Notes are redeemable at our option in whole or in part at any time after May 1, 2018 at a price of 104% of the principal amount plus accrued and unpaid interest, if any, if redeemed before May 1, 2019, 102% of the principal amount plus accrued and unpaid interest, if any, if redeemed after May 1, 2019 but before May 1, 2020 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after May 1, 2020.

The Carrols 8% Notes are jointly and severally guaranteed, unconditionally and in full by our subsidiaries which are directly or indirectly 100% owned by us. Separate condensed consolidating information is not included because Carrols is a holding company that has no independent assets or operations. There are no significant restrictions on our ability or any of the guarantor subsidiaries’ ability to obtain funds from its respective subsidiaries. All consolidated amounts in our financial statements are representative of the combined guarantors.

The indenture governing the Carrols 8% Notes includes certain covenants, including limitations and restrictions on our and our subsidiaries who are guarantors under such indenture to, among other things: incur indebtedness or issue preferred stock; incur liens; pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments; sell assets; agree to payment restrictions affecting certain subsidiaries; enter into transaction with affiliates; or merge, consolidate or sell substantially all of our assets. We were in compliance as of December 30, 2018 with the restrictive covenants of the indenture governing the Carrols 8% Notes.

The indenture governing the Carrols 8% Notes and the security agreement provide that any capital stock and equity interests of any of our subsidiaries will be excluded from the collateral to the extent that the par value, book value or market value of such capital stock or equity interests exceeds 20% of the aggregate principal amount of the 8% Notes then outstanding.

The indenture governing the Carrols 8% Notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under the Carrols 8% Notes and the indenture governing the Carrols 8% Notes if there is a default under any of our indebtedness having an outstanding principal amount of $20.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due.

Senior Credit Facility.    On May 30, 2012, we entered into a senior credit facility, which was most recently amended on June 20, 2017 to increase the permitted indebtedness of our second lien notes to a principal amount not to exceed $300.0 million in order to provide for the additional $75 million principal amount of the Carrols 8% Notes issued on June 23, 2017. On January 13, 2017, we entered into an amendment to our senior credit facility to, among other things, increase the maximum revolving credit borrowings to $73.0 million (including $20.0 million available for letters of credit). The amended senior credit facility also provides for potential incremental borrowing increases of up to $25.0 million, in the aggregate, and will mature on February 12, 2021.

At December 30, 2018 there were no revolving credit borrowings outstanding and $11.6 million of letters of credit were issued under the amended senior credit facility. After reserving for issued letters of credit, $61.4 million was available for revolving credit borrowings under the amended senior credit facility at December 30, 2018.

Borrowings under the amended senior credit facility bear interest at a rate per annum, at our option, based on (all terms as defined in our amended senior credit facility):

(i) the Alternate Base Rate plus the applicable margin of 1.75% to 2.75% based on the our Adjusted Leverage Ratio, or

(ii) the LIBOR Rate plus the applicable margin of 2.75% to 3.75% based on the our Adjusted Leverage Ratio.

At December 30, 2018, our Alternate Base Rate margin was 1.75% and our LIBOR Rate margin was 2.75% based on our Adjusted Leverage Ratio.

Our obligations under the amended senior credit facility are guaranteed by our subsidiaries and are secured by first priority liens on substantially all of our assets and those of our subsidiaries, including a pledge of all of the capital stock and equity interests of our subsidiaries.

Under the amended senior credit facility, we are required to make mandatory prepayments of borrowings in the event of dispositions of assets, debt issuances and insurance and condemnation proceeds (all subject to certain exceptions).

The amended senior credit facility contains certain covenants, including without limitation, those limiting our and our subsidiaries’ ability to, among other things, incur indebtedness, incur liens, sell or acquire assets or businesses, change the character of its business in all material respects, engage in transactions with related parties, make certain investments, make certain restricted payments or pay dividends. In addition, the amended senior credit facility requires us to meet certain financial ratios, including a Fixed Charge Coverage Ratio, Adjusted Leverage Ratio and First Lien Leverage Ratio (all as defined under the amended senior credit facility). We were in compliance with the covenants under our senior credit facility at December 30, 2018.

The amended senior credit facility contains customary default provisions, including that the lenders may terminate their obligation to advance and may declare the unpaid balance of borrowings, or any part thereof, immediately due and payable upon the occurrence and during the continuance of customary defaults which include, without limitation, payment default, covenant defaults, bankruptcy type defaults, cross-defaults on other indebtedness, judgments or upon the occurrence of a change of control.

New Senior Credit Facilities.    In connection with Carrols’ entry into the Merger Agreement, Carrols entered into the Commitment Letter, pursuant to which the Lenders committed to provide $500.0 million in debt financing to NewCRG consisting of (i) the Term Loan B Facility in an aggregate principal amount of $400.0 million and (ii) the New Revolving Credit Facility in an aggregate principal amount of $100.0 million, all on the terms set forth in the Commitment Letter. For a discussion of the Commitment Letter, please see “Summary—Commitment Letter.”

On a pro forma basis, after giving effect to the Mergers, the Financing and the Refinancing, as of December 30, 2018, we would have had approximately $480.9 million of total indebtedness outstanding consisting of $425.0 million outstanding under our Term Loan B Facility, $52.0 million of lease financing obligations and $3.9 million of capital leases and other debt on a pro forma basis. After giving effect to the Mergers, at December 30, 2018, we would have had $113.4 million of borrowing availability under our New Revolving Credit Facility (after reserving $11.6 million for letters of credit issued under our New Revolving Credit Facility, which included amounts for anticipated claims from our renewals of workers’ compensation and other insurance policies).

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 30, 2018 (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long-term debt obligations, including interest(1)	$352,000	$22,000	$44,000	$286,000	$—
Capital lease obligations, including interest(2)	4,366	2,180	1,799	258	129
Operating lease obligations(3)	995,849	73,304	142,371	139,381	640,793
Lease financing obligations, including interest(4)	1,667	108	219	1,340	—
Total contractual obligations	$1,353,882	$97,592	$188,389	$426,979	$640,922

____________

(1)      Our long term debt at December 30, 2018 included $275.0 million of the Carrols 8% Notes. Total interest payments on the Carrols 8% Notes of $77.0 million for all years presented are included at the coupon rate of 8%.

(2)      Includes total interest of $0.4 million for all years presented.

(3)      Represents the aggregate minimum lease payments under operating leases. Many of our leases also require contingent rent based on a percentage of sales in addition to the minimum base rent and require expenses incidental to the use of the property all of which have been excluded from this table.

(4)      Includes total interest of $0.5 million for all years presented.

We have not included obligations under our postretirement medical benefit plans in the contractual obligations table as our postretirement plan is not required to be funded in advance, but is funded as retiree medical claims are paid. Also excluded from the contractual obligations table are payments we may make for workers’ compensation, general liability and employee healthcare claims for which we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. The majority of our recorded liabilities related to self-insured employee health and insurance plans represent estimated reserves for incurred claims that have yet to be filed or settled. The total of these liabilities was $8.5 million at December 30, 2018.

Future restaurant remodeling obligations to BKC have also been excluded from the table above as well as contractual obligations related to royalties and advertising payable to BKC.

Long-Term Debt Obligations.    Refer to Note 8 of our consolidated financial statements for details of our long-term debt.

Lease Guarantees.    Fiesta, our former wholly owned subsidiary, was spun-off in 2012 to our stockholders. As of December 30, 2018, we are a guarantor under 27 Fiesta restaurant property leases, of which all except for one is still operating, with lease terms expiring on various dates through 2030. We are the primary lessee on five Fiesta restaurant property leases, which we sublease to Fiesta. We are fully liable for all obligations under the terms of the leases in the event that Fiesta fails to pay any sums due under the lease, subject to indemnification provisions of the separation and distribution agreement entered into in connection with the spin-off.

The maximum potential liability for future rental payments we could be required to make under these leases at December 30, 2018 was $16.3 million. The obligations under these leases will generally continue to decrease over time as these operating leases expire. No payments have been made to date and none are expected to be required to be made in the future. We have not recorded a liability for those guarantees in accordance with ASC 460 - Guarantees as Fiesta has indemnified us for all such obligations and we did not believe it was probable we would be required to perform under any of the guarantees or direct obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than our operating leases, which are primarily for our restaurant properties and not recorded on our consolidated balance sheet.

Inflation

The inflationary factors that have historically affected our results of operations include increases in food and paper costs, labor and other operating expenses, the cost of providing medical and prescription drug insurance to our employees and energy costs. Wages paid in our restaurants are impacted by changes in the Federal and state hourly minimum wage rates and the Fair Labor Standards Act. Accordingly, changes in the Federal and state hourly minimum wage rates directly affect our labor costs. We typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. However, no assurance can be given that we will be able to offset such inflationary cost increases in the future.

Application of Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in the “Significant Accounting Policies” footnote in the notes to our consolidated financial statements. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods.

Sales recognition at our restaurants is straightforward as customers pay for products at the time of sale and inventory turns over very quickly. Payments to vendors for products sold in the restaurants are generally settled within 30 days. The earnings reporting process is covered by our system of internal controls and generally does not require significant management estimates and judgments. However, critical accounting estimates and judgments, as noted below, are inherent in the assessment and recording of the fair market values of acquired restaurant assets and liabilities, insurance liabilities, the valuation of deferred income tax assets, assessing impairment of long-lived assets and lease accounting matters. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Acquisition Accounting.    We account for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations” (“ASC 805”). As required by ASC 805, assets acquired and liabilities assumed in a business combination are recorded at their respective fair values as of the business combination date. The most difficult estimations of individual fair values are those involving long-lived assets, such as property, equipment, favorable and unfavorable leases and intangible assets. We use available information to make these fair value determinations and, when necessary, engage an independent valuation specialist to assist in the fair value determination of favorable or unfavorable leases and intangible assets.

Insurance Liabilities.    The amount of liability we record for claims related to insurance requires us to make judgments about the amount of expenses that will ultimately be incurred. We are insured for certain losses related to workers’ compensation, general liability and medical insurance claims under policies where we pay all claims, subject to annual stop-loss insurance limitations both for individual claims and claims in the aggregate. We record insurance liabilities based on historical trends, which are continually monitored, and adjust accruals as warranted by changing circumstances. Since there are estimates and assumptions inherent in recording these insurance liabilities, including the ability to estimate the future development of incurred claims based on historical claims experience and loss reserves, current claim data, and the severity of the claims, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities. As of December 30, 2018, we had $8.5 million accrued for these insurance claims.

Impairment of Long-lived Assets.    We assess the potential impairment of long-lived assets, principally property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine if there is an impairment by comparing the carrying amount of the asset to the future undiscounted cash flows expected to be generated by our restaurants. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset’s carrying amount exceeds its fair value. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term, including sales trends, labor rates, commodity costs and other operating cost assumptions which can be impacted by changes in the business or economic conditions. Our fair value estimates are also subject to a high degree of judgment, including our ability to sell the related assets and changing market conditions. Should actual cash flows and our future estimates vary from those estimates used, we may be required to record impairment charges for these assets in the future.

Lease Accounting.    Judgments made by management for our lease obligations include the length of the lease term, which includes the determination of renewal options that are reasonably assured. The lease term can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

We also must evaluate sales of our restaurants which occur in sale-leaseback transactions to determine the proper accounting for the proceeds of such sales either as a sale or a financing. This evaluation requires certain judgments in determining whether clauses in the lease or any related agreements constitute continuing involvement. For those sale-leasebacks that are accounted for as financing transactions, we must estimate our incremental borrowing rate, or another rate in cases where the incremental borrowing rate is not appropriate to utilize, for purposes of determining interest expense and the resulting amortization of the lease financing obligation. Changes in the determination of the incremental borrowing rates or other rates utilized in connection with the accounting for lease financing transactions could have a significant effect on the interest expense and underlying balance of the lease financing obligations.

Carrols’ Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk associated with fluctuations in interest rates, primarily limited to revolving credit borrowings under our amended senior credit facility. However, at December 30, 2018, we had no outstanding borrowings under our amended senior credit facility. A 1% change in interest rates would have resulted in a nominal change to interest expense for the year ended December 30, 2018.

Borrowings under the senior credit facility bear interest at a rate per annum, at our option, based on (all terms as defined in our amended senior credit facility):

(i)     the Alternate Base Rate plus the applicable margin of 1.75% to 2.75% based on our Adjusted Leverage Ratio, or

(ii)    the LIBOR Rate plus the applicable margin of 2.75% to 3.75% based on our Adjusted Leverage Ratio.

At December 30, 2018 our Alternate Base Rate margin was 1.75% and our LIBOR Rate margin was 2.75%.

Commodity Price Risk

We are exposed to market price fluctuations in beef and other food product prices caused by weather, market conditions and other factors which are not considered predictable or within our control. Given the historical volatility of beef and other food product prices, this exposure can impact our food and beverage costs. Although many of the products purchased are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements have been negotiated in advance to minimize price volatility. Where possible, these types of purchasing techniques to control costs are used as an alternative to using financial instruments to hedge commodity prices. In many cases, we believe we will be able to address commodity cost increases that are significant and appear to be long-term in nature by adjusting our menu pricing. However, long-term increases in commodity prices may result in lower restaurant-level operating margins.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE CAMBRIDGE BUSINESS

Introduction

The following discussion and analysis (the “Cambridge MD&A”) summarizes the significant factors affecting the financial condition and results of operations of the Cambridge Business as of and for the years ended December 31, 2018 and December 31, 2017, and should be read in conjunction with the Cambridge Business’ historical combined financial statements and the notes thereto included elsewhere in this prospectus. The Cambridge Business’ historical combined financial statements included elsewhere in this prospectus cover periods prior to the consummation of the Mergers and do not reflect the effect of the Mergers on future periods. The consummation of the Mergers will result in financial results that are materially different from those reflected in the Cambridge Business’ historical combined financial statements included elsewhere in this prospectus. For a discussion and analysis of the unaudited pro forma financial statements of NewCRG, which present the condensed combined pro forma historical financial information of Carrols and of the Cambridge Business and have been adjusted to give effect to the Mergers, see the section entitled “Summary — Carrols Holdco Inc. Unaudited Pro Forma Condensed Combined Financial Information”. The Cambridge MD&A contains forward-looking statements that reflect the plans, expectations and targets of Cambridge’s management; actual results could differ materially from those discussed in such forward-looking statements as a result of a number of factors, including those discussed in “Summary—Forward-Looking Statements” and “Summary — Risk Factors”.

The Cambridge MD&A is presented in the following sections:

Overview of the Business — a general description of the Cambridge Business.

Basis of Presentation — a description of the basis of presentation of the Cambridge Business’ historical combined financial statements included elsewhere in this prospectus.

Key Financial Measures — a description of the key financial measures of the Cambridge Business.

Recent and Future Events Affecting Results of Operations — a description of recent events that affect, and future events that may affect, the results of operations of the Cambridge Business.

Results of Operations — an analysis of the results of operations of the Cambridge Business for the years ended December 31, 2018 and December 31, 2017, including a review of material items and known trends and uncertainties.

Liquidity and Capital Resources — an analysis of the cash flows, including capital expenditures, changes in capital resources and known trends that may impact liquidity.

Application of Critical Accounting Policies — an overview of accounting policies requiring critical judgments and estimates.

Overview of the Business

Cambridge is a fast-growing, privately held restaurant franchisee company based in Memphis, Tennessee. Cambridge acquired its first Burger King restaurants in 2014 and added the Popeyes brand to its portfolio of restaurants in 2018.

Cambridge grows its business through strategic investments in new restaurant development and restaurant acquisitions. During the past two years, Cambridge has built 33 new restaurants and acquired 74 restaurants throughout the Southeast. As of December 31, 2018, Cambridge owned and operated 166 Burger King restaurants and 55 Popeyes restaurants located throughout Alabama, Arkansas, Indiana, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Tennessee and Virginia. As of December 31, 2018, Cambridge also owned and operated six gas stations and convenience stores.

Cambridge owns and operates its franchised restaurants and its convenience stores through its subsidiaries, the collective business of all of which (other than NewCFH) comprises the Cambridge Business. Carrols will acquire the Cambridge Business in the Cambridge Merger. Immediately prior to the closing of the Cambridge Merger, Cambridge will contribute the Cambridge Business to New CFH for the purpose of effecting the Cambridge Merger.

Basis of Presentation

The Cambridge Business is comprised of all of the subsidiaries of Cambridge (other than NewCFH). The Cambridge Business historically has operated as a part of Cambridge and not as a stand-alone company. The Cambridge Business’ historical combined financial statements included elsewhere in this prospectus were derived from the historical accounting records of Cambridge and present the combined financial position, results of operations, changes in net investment and cash flows of the Cambridge Business as if it had been operated as a stand-alone entity for the periods presented. The Cambridge Business’ historical combined financial statements included elsewhere in this prospectus reflect the assets, liabilities, revenues and expenses specifically attributable to the operations of the Cambridge Business, as well as allocations of certain costs of Cambridge relating to corporate overhead functions which may not be indicative of actual or future results. The Cambridge Business’ historical combined financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP.

Key Financial Measures

The following is an overview of the key financial measures discussed in the Cambridge Business’ results of operations:

•        Restaurant sales consist of food and beverage sales at the Cambridge Business’ restaurants, net of discounts and excluding sales tax collected. Restaurant sales are affected by a number of factors, including menu prices, customer recognition of the Burger King and Popeyes brands, marketing and promotional efforts, local competition, new restaurant development, restaurant acquisitions, restaurant closures and operational efficiency. Comparable restaurant sales includes newly constructed restaurants that have been open for at least 15 months and other restaurants that have been open for at least 12 months, other than stores closed for remodeling or other non-recurring closures.

•        Cost of sales consists of food, beverage, packaging and paper costs, less purchase discounts. Cost of sales is influenced by various factors, including fluctuations in commodity prices, the mix of items sold and the level of promotional discounting and the effectiveness of restaurant-level controls to manage costs.

•        Restaurant wages and related expenses include all restaurant management and hourly productive labor costs and related benefits, employer payroll taxes and restaurant-level bonuses. Payroll and related benefits are impacted by, among other things, inflation, including minimum wage increases and increased costs for health insurance, workers’ compensation insurance and federal and state unemployment insurance.

•        Restaurant rent expense includes base rent and contingent rent on leases characterized as operating leases, the amortization of favorable and unfavorable leases, the amortization of deferred gains and losses on sale-leaseback transactions and the amortization of deferred rent and lease incentives.

•        Other restaurant operating expenses include all other restaurant-level operating costs, the major components of which are royalty expenses paid to BKC and PLK, occupancy costs (including utilities, repairs and maintenance, real estate taxes and insurance) and credit card fees.

•        Advertising expense includes advertising payments to BKC and PLK based on a percentage of sales as required under the Cambridge Business’ franchise and operating agreements and additional marketing and promotional expenses in certain of the Cambridge Business’ markets.

•        General and administrative expenses are comprised primarily of salaries and expenses associated with corporate and administrative functions that support the development and operations of the Cambridge Business’ restaurants, legal, auditing and other professional fees, acquisition costs and stock-based compensation expense.

•        Depreciation and amortization primarily consists of the depreciation of fixed assets, including equipment, owned buildings and leasehold improvements utilized in the Cambridge Business’ restaurants, the amortization of franchise rights from the Cambridge Business’ acquisitions of Burger King and Popeyes restaurants and the amortization of franchise fees paid to BKC.

•        Interest expense consists primarily of interest expense on outstanding debt and amortization of deferred financing costs.

The results discussed in the Cambridge MD&A also reflect revenues of approximately $15.7 million in 2018 and approximately $15.5 million in 2017 and expenses of approximately $15.6 in 2018 and approximately $15.3 in 2017 arising from the ownership and operation of six gas stations and convenience stores.

Recent and Future Events Affecting Results of Operations

Burger King and Popeyes Restaurant Acquisitions

During the fiscal year ended December 31, 2017, the Cambridge Business acquired a total of two restaurants, both located in Kentucky, from another Burger King franchisee for a purchase price of $0.7 million in a single transaction that closed on April 1, 2017.

During the fiscal year ended December 31, 2018, the Cambridge Business acquired a total of 72 restaurants from other Burger King and Popeyes franchisees in the following transactions ($ in thousands):

Closing Date	Number of Restaurants	Purchase Price	Number of Fee-Owned Restaurants	Market Location
Burger King Acquisitions
March 30, 2018	18	$22,730	0	Tennessee
November 13, 2018	1	1,313	1	Louisiana
December 21, 2018	9	21,024	8	Louisiana and Mississippi
	28	$45,067	9
Popeyes Acquisitions:
June 30, 2018	35	$27,760	8	Louisiana and Mississippi
December 18, 2018	9	9,000	0	Tennessee
	44	$36,760	8
Total	72	$81,827	17

The restaurants acquired in 2017 and 2018 included 17 fee-owned properties, of which 9 subsequently were sold in sale-leaseback transactions for net proceeds of $18.0 million.

The pro forma impact on the results of operations for the 2018 acquired restaurants is included below. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated at the beginning of the periods presented, nor are they necessarily indicative of any future consolidated operating results. This pro forma financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings or any transaction costs related to the 2018 acquired restaurants. The following table summarizes certain pro forma financial information related to the Cambridge Business 2018 operating results:

Year Ended December 31, 2018
Restaurant sales	$294,068
Income from operations	$7,949
Pro Forma Adjusted EBITDA	$21,130

Popeyes Development Agreement

Pursuant to a Development Agreement entered into with PLK on October 9, 2017 (as it has been or may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Popeyes Development Agreement”), the Cambridge Business has agreed to develop and open for business 70 new Popeyes restaurants between January 1, 2019 and December 31, 2024, including 11 new Popeyes restaurants during each of the 2019 and 2020 fiscal years and 12 during the 2021 fiscal year. Pursuant to the Popeyes Development Agreement, the Cambridge Business developed and opened during the 2018 fiscal year, and is currently operating, 10 new Popeyes restaurants. In connection with its development obligations pursuant to the Popeyes Development Agreement, the Cambridge Business is obligated to make substantial capital expenditures in future periods. Cambridge currently estimates that the average total cost to develop each new Popeyes restaurant planned to be opened during the 2019 fiscal year will be approximately $2.1 million to $2.3 million. Costs actually incurred during the 2019 fiscal year and in future periods in connection with the Cambridge Business’ development obligations pursuant to the Popeyes Development Agreement may differ materially from this estimate based on a number of restaurant-specific, local economic, macroeconomic and other factors, such as inflation and variation and changes in the costs of land, materials and labor. The failure of the Cambridge Business to comply with its commitments under the Development Agreement could result in the loss of its rights under the Development Agreement, including its right of first refusal with respect to certain sales and assignments of Popeyes restaurants in specified geographies, which may limit the Cambridge Business’ ability to discretionarily reduce its capital expenditures during periods of reduced liquidity and could adversely impact its profitability.

Effect of Tax Law Changes

As a result of the enactment of the Tax Act on December 22, 2017, federal statutory corporate income tax rate was reduced from 35% to 21%. As a result of this rate reduction, Cambridge recorded a tax benefit of $0.2 million in 2017 in respect of re-measurement of net deferred taxes.

Effect of Minimum Wage Increases

A significant number of the restaurant-level employees of the Cambridge Business are paid at rates that are subject to federal and/or state minimum wage rate requirements, which may change over time. Changes in federal and/or state minimum wage rate requirements have a direct effect on the labor costs of the Cambridge Business. Certain of the states in which the Cambridge Business is operated increased their minimum wage rates for 2018 and/or 2019. In 2018, Missouri increased its minimum wage rate from $7.70 to $7.85. In 2019, Arkansas and Missouri increased their minimum wage rates from $8.50 to $9.25 and from $7.85 to $8.60, respectively. These changes did not have a material impact on the results of operations of the Cambridge Business, but future changes could have a negative effect on operating margins.

Anticipated Acquisition of the Cambridge Business by NewCRG

On February 19, 2019, Cambridge and Carrols entered into the Merger Agreement, pursuant to which Carrols has agreed to acquire the Cambridge Business. See the section entitled “Terms of the Transactions — Terms of the Merger Agreement” for a discussion of the terms of the Merger Agreement.

The Cambridge Business is exposed to certain risks and uncertainties as a result of its pending acquisition by Carrols, including due to the facts that Cambridge has agreed in the Merger Agreement to certain customary restrictions on the manner in which it may operate the Cambridge Business prior to the closing of the Cambridge Merger, that the consummation of the Cambridge Merger is subject to the satisfaction or waiver of certain conditions, that the Merger Agreement can be terminated by the parties under certain circumstances and that the results of operations of the Cambridge Business after its integration with NewCRG may differ materially from the results of operations of the Cambridge Business as historically managed by Cambridge. Additionally, the Cambridge Business has incurred, and will continue to incur, significant transaction costs and expenses in connection with the negotiation of the Merger Agreement and the performance of its obligations thereunder.

See the section entitled “Risk Factors — Risks Relating to the Transactions” for a discussion of certain risks relating to the transactions contemplated by the Merger Agreement.

Results of Operations

The following table highlights the key components of sales and the number of restaurants in operation for the years ended December 31, 2018 and December 31, 2017 ($ in thousands):

	Year Ended
	December 31, 2018	December 31, 2017
Restaurant sales	$235,154	$178,952
Change in comparable restaurant sales %	(3.3%)	1.6%

Restaurants operating at beginning of year	128	115
New restaurants opened	21	12
Restaurants acquired	72	2
Restaurants closed	0	1
Restaurants operating at end of year	221	128

Restaurant Sales.    Total restaurant sales in 2018 increased 31.4% to $235.2 million from $179.0 million in 2017. The year-over-year increase in total restaurant sales was primarily attributable to additional revenues from newly opened and newly acquired restaurants, the effect of which was partially offset by a 3.3% decrease in comparable restaurant sales across Burger King restaurants.

The following table sets forth, for the years ended December 31, 2018 and December 31, 2017, selected operating results as a percentage of total restaurant sales:

	Year Ended
	December 30, 2018	December 31, 2017
Costs and expenses (all restaurants):
Cost of sales	34.3%	34.8%
Restaurant wages and related expenses	27.5%	27.4%
Restaurant rent expense	7.0%	6.3%
Other restaurant operating expenses	14.8%	13.9%
Advertising expense	3.5%	3.6%
General and administrative expenses	7.2%	7.2%
Depreciation and amortization	4.9%	4.7%
Loss (gain) on sale of property and equipment	0.2%	(0.3%)

Operating Costs and Expenses. Figures stated as percentages are percentages of total restaurant sales unless otherwise noted.

Cost of sales decreased to 34.3% in 2018 from 34.8% in 2017, partly due to continued improvement in the effectiveness of restaurant-level cost management and cash handling procedures and lower commodity costs.

Restaurant wages and related expenses increased slightly to 27.5% in 2018 from 27.4% in 2017, largely due to employment-related onboarding and integration costs relating to newly opened and newly acquired restaurants, as well as higher hourly labor rates attributable to a more competitive wage environment.

Restaurant rent expense increased to 7.0% in 2018 from 6.3% in 2017, primarily due to incremental rent on leases entered into pursuant to sale-leaseback transactions completed in 2017 and 2018.

Other restaurant operating expenses increased to 14.8% in 2018 from 13.9% in 2017, largely due to increased royalty rates, increased utility costs and other costs associated with the addition of the Popeyes brand to the Cambridge Business’ restaurant portfolio in 2018.

Advertising expense decreased slightly to 3.5% in 2018 from 3.6% in 2017, partly due to the favorable impact of temporary reductions of advertising contributions payable to BKC and PLK in connection with new development incentive programs.

General and Administrative Expenses.    General and administrative expenses were $17.0 million and $12.9 million in 2018 and 2017, respectively, and remained constant year over year as a percentage of total restaurant sales, at 7.2%. The $4.1 million increase in general and administrative expenses in 2018 was due largely to incremental costs associated with growth initiatives, including costs incurred in connection with the integration of newly opened and newly acquired restaurants, transaction-related expenses and field personnel and support costs. A significant portion of the increase in general and administrative expenses in 2018 was attributable to the addition of the Popeyes brand to the Cambridge Business’ restaurant portfolio in 2018.

Depreciation and Amortization.    Depreciation and amortization expense increased to $11.6 million in 2018 from $8.3 million in 2017, primarily due to acquisitions of restaurants in 2017 and 2018.

Interest Expense.    Interest expense increased to $8.8 million in 2018 from $5.6 million in 2017, primarily the result of the issuance of new debt to fund new restaurant developments and restaurant acquisitions. Interest expense in 2018 and 2017 included amortization of deferred debt issuance costs of $0.4 million and $0.1 million, respectively.

Income Taxes.    Only one of the legal entities in the Cambridge Business, Mirabile Investment Corporation (“Mirabile”) is subject to federal or state income tax reporting requirements. An income tax benefit of $1.0 million was recorded in 2018 in respect of a loss before income taxes, and an income tax benefit of $0.1 million was recorded in 2017 in respect of wage tax credits and re-measurement of net deferred taxes as a result of the reduction of the federal statutory corporate income tax rate under the Tax Act.

Net Income.    As a result of the above, net loss was $6.5 million in 2018, as compared to net loss of $1.3 million in 2017.

Liquidity and Capital Resources

The short-term and long-term liquidity needs of the Cambridge Business arise primarily from capital investments (including new restaurant development and restaurant remodeling), debt service obligations, royalties and advertising contributions payable to BKC and PLK, lease obligations, discretionary expenditures in connection with restaurant acquisitions and general working capital requirements. The Cambridge Business generally funds its operations from cash from operations and cash reserves. From time to time, Cambridge advances cash to, or pays expenses on behalf of, the Cambridge Business to fund general working capital requirements or specific activities.

As is common in the restaurant industry, Cambridge sometimes maintains current liabilities in excess of current assets. Cambridge is able to operate with a working capital deficit because (i) restaurant revenues are received primarily in cash or credit card payments and Cambridge maintains relatively low levels of accounts receivable, (ii) rapid turnover results in a limited investment in inventories and (iii) cash from restaurant sales is usually received before related liabilities for food, supplies and payroll become due.

Cash flows from operating activities.    Net cash from operating activities for the years ended December 31, 2018 and December 31, 2017 was $16.3 million and $6.6 million, respectively. The $9.7 million year-over-year increase in net cash from operating activities in 2018 primarily resulted from changes in various non-cash items (the most significant of which was a positive change of $3.3 million in depreciation and amortization expense) and in various operating assets and liabilities (including changes in accounts payable, accounts receivable and certain accruals).

Cash flows from investing activities.    Net cash used for investing activities for the years ended December 31, 2018 and December 31, 2017 was $81.0 million and $30.7 million, respectively. The $50.4 million year-over-year increase in net cash used for investing activities in 2018 was attributable primarily to an increase of $81.1 million in spending on restaurant acquisitions, which was partially offset by a decrease of $19.2 million in property and equipment purchases and an increase of $11.7 million in proceeds from sale-leaseback transactions.

Capital expenditures comprise a significant component of the Cambridge Business’ investing activities and include: (i) new restaurant development, which may include the purchase of real estate; (ii) restaurant remodeling, which includes the renovation or rebuilding of the interior and exterior of existing restaurants and expenses associated with franchise agreement renewals and certain acquired restaurants; (iii) other restaurant capital expenditures, which include capital maintenance expenditures for the ongoing reinvestment in and enhancement of existing restaurants, and from time to time, to support initiatives by BKC or PLK; and (4) corporate and restaurant information systems, including expenditures for point-of-sale software for acquired restaurants.

The following table sets forth the Cambridge Business’ capital expenditures for the periods presented ($ amounts in thousands):

Year Ended December 31, 2018:
New restaurant development	$16,724
Restaurant remodeling	2,821
Other restaurant capital expenditures	3,113
Corporate and restaurant information systems	2,331
Total capital expenditures	$24,989
Number of new restaurant openings	21
Year Ended December 31, 2017:
New restaurant development	$36,961
Restaurant remodeling	3,731
Other restaurant capital expenditures	2,857
Corporate and restaurant information systems	692
Total capital expenditures	$44,241
Number of new restaurant openings	12

The Cambridge Business’ investing activities also include restaurant acquisitions and sale-leaseback transactions related to its restaurant properties. The Cambridge Business acquired 72 restaurants in five transactions for a total cash purchase price of $81.8 million in 2018 and two restaurants in a single transaction for a total cash purchase price of $0.6 million in 2017. The Cambridge Business derived proceeds from sale-leaseback transactions of $20.0 million and $14.5 million in 2018 and 2017, respectively.

Cash flows from financing activities.    Net cash from financing activities for the years ended December 31, 2018 and December 31, 2017 was $64.0 million and $27.5 million, respectively. The $36.6 million year-over-year increase in net cash from financing activities in 2018 was primarily due to net distributions of $9.3 million in 2017 and net contributions of $27.1 million in 2018.

The total amounts of the Cambridge Business’ outstanding long-term debt at December 31, 2018 and at December 31, 2017 were $126.7 million and $87.6 million, respectively, the current portions of which were $9.9 million and $7.9 million, respectively.

At December 31, 2018, the Cambridge Business had available borrowing capacity of $6 million under a revolving credit facility with Regions Bank, which bears interest at an annual rate equal to LIBOR plus 3.25%, and aggregate available borrowing capacity of $70 million under four development loan facilities with Regions Bank, BBVA Compass and PNC Equipment Finance, respectively, which bear interest at annual rates ranging from LIBOR plus 2.75% to LIBOR plus 3.75%. At December 31, 2018, an aggregate amount of $25.8 million was outstanding under these lines of credit. The obligations of the borrowers under the credit facilities and development loan facilities are guaranteed by certain subsidiaries of Cambridge and are secured by specific assets of the Cambridge Business.

Contractual Obligations

The following table summarizes the Cambridge Business’ contractual obligations and commitments as of December 31, 2018 (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3–5 Years	More than 5 Years
Long-term debt obligations, including interest(1)	$151,833	$16,295	$33,320	$87,480	$14,738
Operating lease obligations(2)	349,975	19,501	39,188	40,215	251,071
Lease financing obligations, including interest(3)	74,177	3,655	7,420	7,707	55,395
Total contractual obligations	$575,985	$39,451	$79,928	$135,402	$321,204

____________

(1)      The amount of future interest is $25.0 million. Interest payments for all years presented are included at the stated rate in each debt agreement or for variable rate loans at the interest rates in effect on December 31, 2018.

(2)      Represents the aggregate amount of future minimum lease payments under operating leases. Certain leases additionally require payment of contingent rent based on a percentage of sales and/or payment of expenses incidental to the use of the property (such as property taxes, insurance and utilities), which obligations are not included in this table.

(3)      Includes total interest of $23.0 million for all years presented.

Long-Term Debt Obligations.    Refer to Note 4 to the Cambridge Business’ historical combined financial statements included elsewhere in this prospectus for details of the long-term debt of the Cambridge Business.

Off-Balance Sheet Arrangements

The Cambridge Business has no off-balance sheet arrangements, other than certain operating leases for equipment used in its restaurant properties.

Inflation and Deflation

The results of operations of the Cambridge Business are affected by various inflationary factors, such as increases in food and paper costs, labor and other operating expenses, the cost of providing medical and prescription drug insurance to the Cambridge Business’ employees and energy costs. Wages paid in the Cambridge Business’ restaurants are impacted by changes in the federal and state hourly minimum wage rates and the Fair Labor Standards

Act. Accordingly, changes in federal or state hourly minimum wage rates directly affect the Cambridge Business’ labor costs. Cambridge typically attempts to offset the effect of inflation, at least in part, through periodic menu price increases and various cost-reduction programs; however, no assurance can be given that Cambridge will be able to offset such inflationary cost increases in the future.

Many of the costs of the Cambridge Business are fixed, including as a result of minimum wage requirements. If the economy experiences deflation, the general decline in prices for goods and services could cause a decline in the Cambridge Business’ revenues if the Cambridge Business’ fixed costs cannot be reduced at the same rate as the general decline in market prices or if the Cambridge Business reduces its menu prices in response to such a general decline.

Application of Critical Accounting Policies

The Cambridge MD&A is based on the Cambridge Business’ historical combined financial statements and the notes thereto included elsewhere in this prospectus, which have been prepared in accordance with GAAP. The preparation of the Cambridge Business’ historical combined financial statements included elsewhere in this prospectus required Cambridge to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by the application of Cambridge’s accounting policies. While Cambridge believes that the estimates, judgments and assumptions it made are reasonable, the inherent nature of estimates, judgments and assumptions is such that actual results will likely differ from predicted results. Cambridge’s significant accounting policies are described in the “Business and Summary of Significant Accounting Policies” footnote in the notes to the Cambridge Business’ historical combined financial statements included elsewhere in this prospectus. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods.

Critical accounting estimates and judgments, including those described below, are inherent in the assessment and recording of the fair market values of acquired restaurant assets and liabilities, assessing impairment of long-lived assets and lease accounting matters, among other things. While Cambridge applies its judgment based on assumptions it believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Business Combinations.    Cambridge allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired in business combinations based on their respective fair values as of the business combination date. The determination of fair value is highly subjective and requires Cambridge to make significant estimates and assumptions, including with respect to future cash flows from customer relationships and developed technology, discount rates and terminal value. Cambridge’s estimates of fair value are based on assumptions it believes to be reasonable, but actual results may differ from estimates.

Impairment of Long-Lived Assets.    Cambridge assesses the recoverability of property and equipment, franchise rights and other intangible assets by determining whether the carrying value of those assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. The determination of future cash flows necessitates significant estimates and assumptions regarding sales trends, operating costs and business and economic conditions and requires significant judgment with respect to the estimate of the magnitude and timing of future cash flows. Impairment is reviewed whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Franchise Rights.    Cambridge determines the fair value of franchise rights based upon the projected future earnings of the applicable restaurant, discounted to their present value using an appropriate market discount rate, less a contributory charge for net working capital, property and equipment and assembled workforce. Purchase price amounts allocated to franchise rights in connection with restaurant acquisitions are amortized using the straight-line method over the average remaining terms of the acquired franchise agreements, plus one twenty-year renewal term.

Lease Accounting.    Cambridge is required make certain judgments about its lease obligations, including with respect to the length of the applicable lease term and the renewal options that are reasonably assured. The lease term can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Cambridge also must evaluate sales of its restaurants effected in sale-leaseback transactions to determine the proper accounting for the proceeds of such sales either as a sale or a financing. This evaluation requires certain judgments in determining whether clauses in the lease or any related agreements constitute continuing involvement. For those sale-leasebacks that are accounted for as financing transactions, Cambridge must estimate its incremental borrowing rate, or another rate in cases where the incremental borrowing rate is not appropriate to utilize, for purposes of determining interest expense and the resulting amortization of the lease financing obligation. Changes in the determination of incremental borrowing rates or other rates utilized in connection with the accounting for lease financing transactions could have a significant effect on the interest expense and underlying balance of the lease financing obligations.

Cambridge’s Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Cambridge Business is exposed to fluctuations in interest rates. Certain of the Cambridge Business’ long-term debt obligations bear interest at floating rates ranging from LIBOR plus 2.75% to LIBOR plus 3.75%. At December 31, 2018, the Cambridge Business had $116.8 million in outstanding floating-rate borrowings. A 100-basis-point increase in the floating rate would increase the Cambridge Business’ annual interest expense by approximately $1.1 million.

Commodity Price Risk

The Cambridge Business is exposed to fluctuations in the market prices of beef and other food products. These fluctuations may be caused by weather, market conditions or other factors that are not predictable or within Cambridge’s control. The historical volatility of the prices of beef and other food products used in the Cambridge Business means that this exposure can impact the Cambridge Business’ food and beverage costs. Cambridge anticipates that, in many cases, it will be able to address commodity cost increases that are significant and appear to be long-term in nature by adjusting its menu pricing; however, long-term increases in commodity prices could result in lower restaurant-level operating margins.

NO REQUIREMENT FOR APPROVAL OF MERGERS BY CARROLS STOCKHOLDERS

We are not asking you for a proxy and you are requested not to send us a proxy.

Carrols stockholder approval is not required to consummate the Mergers, and therefore Carrols stockholders will not vote on or otherwise consent to the transactions described herein. Neither Cambridge nor Carrols stockholders will have dissenters’ or appraisal rights with respect to any matter in connection with the Mergers. Pursuant to the Merger Agreement, NewCRG must seek the Stockholder Approval with respect to the removal of the Issuance Restriction at NewCRG’s next annual meeting of stockholders to be held after the closing of the Cambridge Merger or at subsequent meetings of stockholders, if necessary, until Stockholder Approval is obtained.

CARROLS SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table provides information based on the 37,007,107 shares of Carrols Common Stock outstanding on April 8, 2019 (i) prior to the closing of the Mergers regarding beneficial ownership of Carrols and to reflect the conversion of Carrols Series B Preferred Stock into shares of our common stock and (ii) after the closing of the Mergers, with respect to beneficial ownership of NewCRG Common Stock and to reflect the conversion of (a) the NewCRG Series B Preferred Stock and (b) the conversion of both the NewCRG Series B Preferred Stock and the NewCRG Series C Preferred Stock:

•        by each stockholder known by Carrols to beneficially own more than 5% of Carrols’ outstanding shares of common stock;

•        by each of Carrols directors, nominees for director and Named Executive Officers (as defined in “Executive Compensation — Compensation Discussion and Analysis” herein) individually; and

•        by all directors and executive officers as a group.

Unless noted otherwise, to our knowledge, each of the following persons listed below have sole voting and investment power with respect to the shares of common stock beneficially owned, except to the extent that authority is shared by spouses under applicable law.

The information contained in this table reflects “beneficial ownership” as defined in Rule 13d-3 of the Exchange Act. Beneficial ownership includes any shares to which the person has either sole or shared voting power or investment power and also any shares of common stock the individual has the right to acquire within 60 days following April 8, 2019 through the vesting of restricted stock units, the exercise any stock option or other right and (ii) shares of common stock issuable upon conversion of Carrols Series B Preferred Stock held by that person that were convertible on April 8, 2019 or convertible within 60 days following that date. However, such shares are not considered outstanding for the purpose of computing the percentage ownership of any other person, nor is there any obligation to exercise any of the options or convert the Carrols Series B Preferred Stock. Except as otherwise indicated, the address for each beneficial owner is c/o Carrols Restaurant Group, Inc., 968 James Street, Syracuse, NY 13203.

	Shares of Carrols Beneficially Owned Prior to the Closing of the Mergers			Shares of NewCRG Beneficially Owned After the Closing of the Mergers
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Class Giving Effect to the Conversion of Carrols Series B Preferred Stock(1)	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Class Giving Effect to the Conversion of Carrols Series B Preferred Stock(2)	Percent of Class Giving Effect to the Conversion of Carrols Series B Preferred Stock and the NewCRG Series C Preferred Stock(3)
Restaurant Brands International Inc.(4)	9,414,580	—	20.3%	9,414,580	—	17.5%	15.4%
Restaurant Brands International Limited Partnership
Cambridge Franchise Holdings, LLC(5)	—	—	—	14,649,561	16.6%	13.7%	24.0%
BlackRock, Inc.(6)	2,942,825	8.0%	6.3%	2,942,825	6.6%	5.5%	4.8%
Dimensional Fund Advisors LP(7)	2,355,229	6.4%	5.1%	2,355,229	5.3%	4.4%	3.9%
Private Capital Management, LLC(8)	2,278,462	6.2%	4.9%	2,278,462	5.1%	4.2%	3.7%
Daniel T. Accordino(9)	1,433,332	3.9%	3.1%	1,433,332	3.2%	2.7%	2.3%
Paul R. Flanders(10)	364,844	*	*	364,844	*	*	*
Richard G. Cross(11)	186,199	*	*	186,199	*	*	*
Gerald J. DiGenova(12)	166,401	*	*	166,401	*	*	*

	Shares of Carrols Beneficially Owned Prior to the Closing of the Mergers			Shares of NewCRG Beneficially Owned After the Closing of the Mergers
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Class Giving Effect to the Conversion of Carrols Series B Preferred Stock(1)	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Class Giving Effect to the Conversion of Carrols Series B Preferred Stock(2)	Percent of Class Giving Effect to the Conversion of Carrols Series B Preferred Stock and the NewCRG Series C Preferred Stock(3)
William E. Myers(13)	92,163	*	*	92,163	*	*	*
David S. Harris	64,115	*	*	64,115	*	*	*
Hannah Craven	41,091	*	*	41,091	*	*	*
Lawrence E. Hyatt	18,097	*	*	18,097	*	*	*
Deborah M. Derby	15,823	*	*	15,823	*	*	*
José E. Cil(14)	—	*	*	—	*	*	*
Matthew Dunnigan(14)	—	—	—	—	—	—	—
Matthew Perelman(15)	—	—	—	14,649,561	16.6%	13.7%	24.0%
Alexander Sloane(15)	—	—	—	14,649,561	16.6%	13.7%	24.0%
All directors and executive officers as a group	2,382,065	6.4%	5.1%	17,031,626	38.3%	31.6%	27.9%

____________

*        Less than 1%

(1)      Percentages calculated on the basis of a number of shares of Carrols Common Stock outstanding equal to the sum of (i) 37,007,107, the number of shares of Carrols Common Stock outstanding as of April 8, 2019, and (ii) 9,414,580, the number of shares of Carrols Common Stock that would be issuable upon the conversion of all of the outstanding shares of Carrols Series B Preferred Stock.

(2)      Percentages calculated on the basis of a number of shares of NewCRG Common Stock outstanding equal to the sum of (i) 37,007,107, the number of shares of Carrols Common Stock outstanding as of April 8, 2019, and (ii) 9,414,580, the number of shares of Carrols Common Stock that would be issuable upon the conversion of all of the outstanding shares of Carrols Series B Preferred Stock, assuming, in each case, the conversion of all such shares of Carrols Common Stock in to shares of NewCRG Common Stock in the Carrols Merger.

(3)      Percentages calculated on the basis of a number of shares of NewCRG Common Stock outstanding equal to the sum of (i) 37,007,107, the number of shares of Carrols Common Stock outstanding as of April 8, 2019, (ii) 9,414,580, the number of shares of Carrols Common Stock that would be issuable upon the conversion of all of the outstanding shares of Carrols Series B Preferred Stock, (iii) 7,364,414, the number of shares of NewCRG Investor Shares and (iv) 7,285,147, the number of shares of NewCRG Common Stock, assuming pro forma Net Debt (as defined in the Merger Agreement) of Cambridge of $117.2 million, that would be issuable upon the conversion of all of the outstanding shares of NewCRG Series C Preferred Stock, assuming, in each applicable case, the conversion of all such shares of Carrols Common Stock into shares of NewCRG Common Stock in the Carrols Merger.

(4)      Information was obtained from a Schedule 13D/A filed on December 6, 2018 with the SEC. BKC and another affiliate of RBI beneficially own an aggregate of 9,414,580 shares of Carrols Common Stock issuable upon the conversion of shares of Carrols Series B Preferred Stock. RBI and Restaurant Brands International Limited Partnership (“RBI LP”) each has sole voting power over 9,414,580 shares, sole dispositive power over 9,414,580 shares and shared voting and shared dispositive power over 0 shares. The address for RBI and RBI LP is 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E1 Canada.

(5)      Including 7,364,414 shares of NewCRG Common Stock and 7,285,147 shares of NewCRG Investor Shares issuable upon conversion of 10,000 shares of NewCRG Series C Preferred Stock, assuming pro forma Net Debt (as defined in the Merger Agreement) of Cambridge of $117.2 million.

(6)      Information was obtained from a Schedule 13G/A (Amendment No. 2) filed on February 4, 2019 with the SEC. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. BlackRock, Inc. has sole voting power over 2,763,726 shares, sole dispositive power over 2,942,825 shares and shared voting and shared dispositive power over 0 shares.

(7)      Information was obtained from a Schedule 13G/A (Amendment No. 1) filed on February 8, 2019 with the SEC. The address for Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, Texas, 78746. Dimensional Fund Advisors LP has sole voting power over 2,244,748 shares, sole dispositive power over 2,355,229 shares and shared voting and shared dispositive over 0 shares.

(8)      Information was obtained from a Schedule 13G/A (Amendment No. 2) filed on February 8, 2019 with the SEC. The address for Private Capital Management, LLC is 8889 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108. Private Capital Management, LLC has sole voting power and dispositive power over 609,538 shares and shared voting power and dispositive power over 1,668,924 shares.

(9)      Includes shares of common stock issuable pursuant to 41,864 restricted stock units.

(10)    Includes shares of common stock issuable pursuant to 15,782 restricted stock units.

(11)    Includes shares of common stock issuable pursuant to 6,222 restricted stock units.

(12)    Includes shares of common stock issuable pursuant to 4,667 restricted stock units.

(13)    Includes shares of common stock issuable pursuant to 5,185 restricted stock units.

(14)    The address of each of Mr. Cil and Mr. Dunnigan is 130 King Street West, Suite 300, P.O. Box 399, Toronto, ON M5X1E1, Canada.

(15)    Pursuant to the Registration Rights and Stockholders’ Agreement, we will nominate each of Matthew Perelman and Alexander Sloane as a director nominee. The address of each of Messrs. Perelman and Sloane is c/o Cambridge Franchise Holdings, LLC, 8010 Stage Hills Blvd., Bartlett, Tennessee 38133. Messrs. Perelman and Sloane control the managing member of Cambridge and therefore may be deemed to share voting and dispositive power over shares held by Cambridge Franchise Holdings, LLC; accordingly, the relevant beneficial ownership figures include 14,649,561 shares of NewCRG Common Stock to be held by Cambridge Franchise Holdings, LLC (including upon conversion of the NewCRG Series C Preferred Stock) immediately after the closing of the Mergers. See note (5) above.

EXECUTIVE OFFICERS AND DIRECTORS OF CARROLS

Our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible, each serving staggered three-year terms, except for our two Class B directors as described below.

•        One Class I director, whose term will expire at the Annual Meeting of Stockholders to be held in 2019 and when his successor is duly elected and qualify;

•        two Class II directors, whose terms will expire at the Annual Meeting of Stockholders to be held in 2020 and when their successors are duly elected and qualify; and

•        two Class III directors, whose terms will expire at the Annual Meeting of Stockholders to be held in 2021 and when their successors are duly elected and qualify.

As further described under “Description of NewCRG’s Capital Stock—NewCRG Series B Convertible Preferred Stock”, the terms of the Carrols Series B Preferred Stock issued to BKC in connection with the Exchange (as defined below) provide that BKC together with certain other entities that are both affiliates of BKC and either RBI or RBI LP are entitled to elect two Class B directors subject to certain conditions. Each Class B director, in his capacity as a member of our board of directors, is afforded the same rights and privileges as the other members of our board of directors, including, without limitation, rights to indemnification, insurance, notice, information and the reimbursement of expenses.

The following table sets forth information with respect to each of the members of our board of directors, including the Class of such director and the year in which each such director’s term will expire.

Name	Age	Year Became a Director	Year Term Expires and Class
Daniel T. Accordino	68	1993	2019 Class I
Hannah S. Craven(1), (2), (3)	53	2015	2020 Class II
Lawrence E. Hyatt(1), (3), (4)	64	2017	2020 Class II
David S. Harris(1), (2), (3), (4)	59	2012	2021 Class III
Deborah M. Derby(2)	55	2018	2021 Class III
Jose E. Cil	49	2015	2019 Class B
Matthew Dunnigan	35	2018	2019 Class B
Matthew Perelman	32	Director Nominee	Class I
Alexander Sloane	32	Director Nominee	Class II

____________

(1)      Member of the Audit Committee.

(2)      Member of the Compensation Committee.

(3)      Member of the Corporate Governance and Nominating Committee.

(4)      Member of the Finance Committee.

Daniel T. Accordino has been Chief Executive Officer of Carrols since January 1, 2012 and Chairman of the board of directors since January 1, 2015. Mr. Accordino has been President and a director of Carrols since February 1993 and was Chief Operating Officer of Carrols from February 1993 to December 2011. Before that, Mr. Accordino served as Executive Vice President - Operations from December 1986 and as Senior Vice President of Carrols Corp, our wholly owned subsidiary, from April 1984. From 1979 to April 1984, he was Vice President of Carrols Corp responsible for restaurant operations, having previously served as Assistant Director of Restaurant Operations. Mr. Accordino has been an employee of ours since 1972.

Hannah S. Craven has served as a director since March 27, 2015. Ms. Craven is a co-founder and partner of Stone-Goff Partners LLC (“Stone-Goff”), a private equity firm that focuses on investments in the consumer, business services, media, education, information, and retail/e-commerce industries. Prior to founding Stone-Goff and its predecessor fund in 2006, Ms. Craven was a Managing Director and General Partner of Sandler Capital Management from 1993 until 2006, a private equity firm specializing in investments in the media, communications, and information services industries, where she served as a key investment professional in five sequential private equity partnerships, was a general partner of its long/short hedge fund, and served on the Investment Advisory Board of a high yield CBO. Ms. Craven has over 20 years of experience investing in private equity transactions. Ms. Craven serves on several boards of directors of private portfolio companies of Stone-Goff.

Lawrence E. Hyatt has served as a director since June 8, 2017. Mr. Hyatt has served as a director of Citi Trends Inc., a publicly traded retail apparel company from 2006 until 2017 where he also served as Chairman of the Audit Committee, and as a member of the Compensation Committee and the Nominating and Corporate Governance Committee for Citi Trends Inc. Mr. Hyatt served as the Senior Vice President and Chief Financial Officer of Cracker Barrel Old Country Store, Inc., a publicly traded restaurant and retail company, from January 2011 until July 1, 2016. From 2004 through 2010, Mr. Hyatt served as the Chief Financial Officer, Secretary and Treasurer of O’Charley’s Inc., a private multi-concept restaurant company. Mr. Hyatt also served as Interim Chief Executive Officer of O’Charley’s Inc. from February 2009 through June 2009. Mr. Hyatt served as the Executive Vice President and Chief Financial Officer of Cole National Corporation, a specialty retailer, from 2002 to 2004, as Chief Financial and Restructuring Officer of PSINet Inc., an internet service provider, from 2000 to 2002, as Chief Financial Officer of HMS Host Corporation, a subsidiary of Autogrill S.P.A., from 1999 to 2000, and as Chief Financial Officer of Sodexho Marriott Services, Inc. and its predecessor company from 1989 to 1999.

David S. Harris has served as a director since May 7, 2012. He has served as President of Grant Capital, Inc., a private investment company, since January 2002. From May 2001 until December 2001, Mr. Harris served as a Managing Director in the investment banking division of ABN Amro Securities LLC. From September 1997 until May 2001, Mr. Harris served as a Managing Director and Sector Head of the Retail, Consumer and Leisure Group of ING Barings LLC, a financial institution. From 1986 to 1997, Mr. Harris served in various capacities as a member of the investment banking group of Furman Selz LLC. Mr. Harris is a director of REX American Resources Corporation, a leading producer and marketer of ethanol and related products and, until December 2015, was a director of Steiner Leisure Limited, a worldwide provider in the fields of beauty, wellness and education. Mr. Harris serves on the Audit Committee, Compensation Committee and Nomination/Corporate Governance Committee of REX American Resources Corporation and is the Chairman of the Audit Committee of REX American Resources Corporation.

Deborah M. Derby has served as a director since June 7, 2018. She serves as President of Horizon Group USA, a privately held retailer of craft components, activity kits and impulse and seasonal items since April 2016. Prior to being named President, from November 2015 to March 2016, Ms. Derby served as a consultant to Horizon Group USA. Ms. Derby also currently serves as a member of Horizon’s advisory board of directors. Ms. Derby previously served as Vice Chairman, Executive Vice President of Toys “R” Us from March 2013 to August 2015. Prior to her rejoining Toys “R” Us, Ms. Derby consulted for Kenneth Cole Productions, Inc., beginning in September 2012. Ms. Derby previously served as Chief Administrative Officer for Toys “R” Us from February 2009 to February 2012. Ms. Derby joined Toys “R” Us in 2000 as Vice President, Human Resources and held positions of increasing responsibility during her 11 years there, including Corporate Secretary, Executive Vice President, Human Resources, Legal & Corporate Communications and President, Babies “R” Us. Prior to joining Toys “R” Us, Ms. Derby spent eight years at Whirlpool Corporation with her last position there as Corporate Director Compensation & Benefits. Ms. Derby also has experience as an attorney specializing in employment law and as a financial analyst with The Goldman Sachs Group, Inc. Ms. Derby has been a director on the Board of Directors of the Vitamin Shoppe Inc. (NYSE:VSI) since 2012 where she serves as the Chair of the Compensation Committee and a member of the Nomination and Governance Committee.

José E. Cil has served as a Class B director since November 30, 2018 and served as Class A director from January 28, 2015 until November 30, 2018. Mr. Cil was appointed Chief Executive Officer of RBI, the indirect parent company of BKC and PLK effective January 23, 2019. Mr. Cil served as Executive Vice President and President, Burger King, of RBI, from December 15, 2014 until January 23, 2019. Mr. Cil served as Executive Vice President and President of Europe, the Middle East and Africa for Burger King Worldwide Inc. and its predecessor from November 2010 until December 2014. Mr. Cil also served as Vice President and Regional General Manager for Wal-Mart Stores, Inc. in Florida from February 2010 to November 2010. From September 2008 to January 2010, Mr. Cil served as Vice President of Company Operations of BKC and from September 2005 to September 2008, he served as Division Vice President, Mediterranean and NW Europe Divisions, EMEA of a subsidiary of Burger King Corporation.

Matthew Dunnigan has served as a Class B director since November 30, 2018 and served as a Class A director from February 5, 2018 until November 30, 2018. Mr. Dunnigan has been Chief Financial Officer of RBI since January 22, 2018. Mr. Dunnigan served as RBI’s Treasurer from October 2014 to January 22, 2018. Prior to joining RBI, Mr. Dunnigan served as Vice President of Crescent Capital Group LP from September 2013 to October 2014. Mr. Dunnigan served for three years as an investment professional for H.I.G. Capital from July 2008 to June 2011. Prior to that Mr. Dunnigan worked in investment banking with Bear, Stearns & Co., Inc., for two years.

Matthew Perelman is a Co-Founder and Managing Partner of Garnett Station Partners, an investment firm focused on retail and consumer companies and a Co-President of Cambridge. Prior to founding Garnett Station Partners in September 2013, Mr. Perelman worked at LCatterton, a large consumer-focused private equity fund, from June 2011 to June 2013. Prior to LCatterton, Mr. Perelman worked in the Investment Banking Division of Citigroup from June 2009 to June 2011, where he focused on consumer and retail M&A and financings. Mr. Perelman serves on the boards of Garnett Station Partners’ portfolio companies.

Alexander Sloane is a Co-Founder and Managing Partner of Garnett Station Partners, an investment firm focused on retail and consumer companies and a Co-President of Cambridge. Prior to founding Garnett Station Partners in September 2013, Mr. Sloane worked in private equity at Apollo Global Management from 2011 to 2013. Prior to Apollo, Mr. Sloane worked in Investment Banking at Goldman Sachs from 2009 to 2011. Mr. Sloane serves on the boards of Garnett Station Partners’ portfolio companies.

Information Regarding Executive Officers

Name	Age	Position
Daniel T. Accordino	68	Chairman of the Board of Directors, Chief Executive Officer and President
Paul R. Flanders	62	Vice President, Chief Financial Officer and Treasurer
Richard G. Cross	56	Vice President, Real Estate
William E. Myers	63	Vice President, General Counsel and Secretary
Gerald J. DiGenova	62	Vice President, Human Resources
Nathan Mucher	47	Vice President, Chief Information Officer

For biographical information regarding Daniel T. Accordino, please see page 114 of this prospectus.

Paul R. Flanders has been Vice President, Chief Financial Officer and Treasurer since April 1997. From May 7, 2012 until July 16, 2012, Mr. Flanders also served as the Interim Chief Financial Officer of Fiesta Restaurant Group. Before joining us, he was Vice President-Corporate Controller of Fay’s Incorporated, a retail chain, from 1989 to 1997, and Vice President-Corporate Controller for Computer Consoles, Inc., a computer systems manufacturer, from 1982 to 1989. Mr. Flanders was also associated with the accounting firm of Touche Ross & Co. from 1977 to 1982.

Richard G. Cross has been Vice President, Real Estate since July 2001. Mr. Cross was Director of Real Estate from 1994 until July 2001. Mr. Cross served as a Real Estate Manager from 1993 until 1994 and as a Real Estate Representative from 1987 until 1993. Mr. Cross joined us in May 1984 and held various positions in the Purchasing Department until 1987.

William E. Myers has been General Counsel and Secretary since May 7, 2012. He was appointed Vice President in July 2001. Mr. Myers served as Associate General Counsel from March 2001 through May 7, 2012. Before joining us, Mr. Myers was engaged in private practice beginning in 1982.

Gerald J. DiGenova has been Vice President, Human Resources since July 2001. Mr. DiGenova was Director of Human Resources from January 1996 until June 2001. Mr. DiGenova served as Director of Safety and Risk Management from 1992 until December 1995 and Personnel Manager from January 1985 until January 1992. Mr. DiGenova has been an employee of ours since 1973, when he began as an hourly restaurant team member.

Nathan Mucher has been Vice President, Chief Information Officer since November 2018. Before joining Carrols, Mr. Mucher served as Vice President, Information Technology for Krispy Kreme Doughnuts from 1999 until 2018, as a consultant for Novartis Animal Health from July 1998 to December 1998, as System Analyst for JS Walker & Company, an information technology consulting service, from 1996 until 1998, and as senior programmer for William James and Associates, an information technology consulting service from 1994 until 1996.

Board of Directors of NewCRG and Carrols Following the Mergers

Pursuant to the Merger Agreement, immediately before the consummation of the Mergers, Carrols’ Board of Directors will increase the size of the Carrols board of directors from seven to nine directors and will appoint Matthew Perelman as a Class I director and Alexander Sloane as a Class II director to the Carrols board of directors. Following the consummation of the Mergers, the NewCRG Board will be identical to the Board of Directors of Carrols and will appoint Matthew Perelman as a Class I director and Alexander Sloane as a Class II director to the NewCRG Board

(the “Initial Cambridge Directors”). The Carrols certificate of incorporation and bylaws will be amended to remove the classified board of directors following the consummation of the Mergers.

The Registration Rights and Stockholders’ Agreement provides that the NewCRG Board, any applicable committee thereof and NewCRG will take all necessary or desirable actions within its control to:

(i)     nominate for election two directors designated by Cambridge to NewCRG’s Board of Directors, until the Cambridge Director Step-Down Date;

(ii)    nominate for election one director designated by Cambridge to NewCRG’s Board of Directors, from the Cambridge Director Step-Down Date until the Cambridge Director Cessation Date; and

(iii)   until the Cambridge Director Cessation Date, in the event that any Initial Cambridge Director ceases to serve as a member of the Board during his initial term of office as a Class I or Class II Director of NewCRG, as applicable, cause the resulting vacancy on the NewCRG Board to be filled by a representative designated by Cambridge who will be reasonably acceptable to NewCRG.

Until the Cambridge Director Cessation Date, if Cambridge fails to designate a representative to fill a directorship pursuant to the terms of the Registration Rights and Stockholders’ Agreement, such directorship will remain vacant until Cambridge exercises its right to designate such director, for so long as Cambridge’s right to designate a director remains in effect under the Registration Rights and Stockholders’ Agreement. In addition, until the Cambridge Director Cessation Date, the NewCRG Board and NewCRG will take all necessary or desirable action within their control to appoint at least one director designated by Cambridge to each of the Compensation Committee of the NewCRG Board, Finance Committee of the NewCRG Board and the Nominating and Corporate Governance Committee of the NewCRG Board, provided that such director satisfies the requirements to serve as such committees under the rules and regulations of the Nasdaq Stock Market LLC and under the Securities Act and the Exchange Act (and to replace any such non-qualifying director with another qualified director designated by Cambridge).

Pursuant to the Voting Agreements, Messrs. Accordino, Flanders, Cross and Myers will agree to vote their respective shares of NewCRG Common Stock that they will hold after giving effect to the Carrols Merger, in favor of a proposal at the next annual meeting of NewCRG stockholders to be held following the closing of the transaction and any subsequent meeting of NewCRG stockholders, if necessary, to remove the Issuance Restriction. See “Summary—Voting Agreements” for a discussion of the Voting Agreements.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF CARROLS

Carrols Compensation Discussion and Analysis

Overview

Our Compensation Committee has responsibility for determining and approving the compensation programs for our Chief Executive Officer, which we refer to as our “CEO”, and our other executive officers named in the Summary Compensation Table, which we refer to as our “Named Executive Officers”. As described below, the principal elements of our compensation programs include base salary, annual bonus, long-term incentives (including restricted stock) and the ability to defer the receipt of current compensation. Our CEO recommends to our Compensation Committee the base salary, annual bonus and long-term incentive compensation for the other Named Executive Officers.

Objectives of Compensation Program

The primary objectives of our executive compensation programs are to enable us to attract and retain executives with the requisite qualifications and experience to achieve our business objectives. We accomplish this by utilizing compensation programs that encourage, recognize and reward individual performance and tie a portion of compensation to long-term company performance. Our programs were designed to permit flexibility in establishing compensation for each individual based upon job responsibilities, individual performance and our results. Our programs were also designed to provide incentives to improve short term performance, achieve long-term sustainable growth in earnings and align the interests of our executive team with our stockholders.

While our Compensation Committee is primarily responsible for the overall oversight of our executive compensation, our CEO, with the assistance of other members of management, provides recommendations with respect to compensation for the other executive officers.

Our Compensation Committee believes that our CEO’s input is valuable in determining the compensation of other executive officers given his day to day role in Carrols and his responsibility in establishing and implementing our strategic plans. Therefore, while our Compensation Committee has been and will be primarily responsible for determining executive compensation, our CEO will continue to provide his input and recommendations to our Compensation Committee with respect to compensation for the other executive officers.

Elements of Our Compensation Programs

Our executive compensation program has consisted of short-term compensation (salary and annual incentive bonus) and long-term compensation (restricted stock) to achieve our goal of improving earnings and achieving long term sustainable growth in revenues and earnings which we believe constitutes alignment with stockholders’ interests.

The Role of Stockholder Say-on-Pay Votes

Our board of directors, Compensation Committee, and management value the opinions of our stockholders. We provide our stockholders with the opportunity to cast an advisory vote to approve Named Executive Officer compensation every year, or Say-on-Pay. At our annual meeting of stockholders held in June 2018, approximately 93.46% of the stockholders who voted on the Say-on-Pay proposal voted in favor of the compensation of our Named Executive Officers as disclosed in our 2018 proxy statement. Although the advisory Say-On-Pay vote is non-binding, our Compensation Committee has considered the outcome of the vote and determined not to make material changes to our executive compensation programs in 2019 because our Compensation Committee believes this advisory vote indicates considerable stockholder support for our approach to executive compensation. Our Compensation Committee will continue to consider the outcome of our Say-on-Pay votes when making future compensation decisions for our Named Executive Officers.

Short-Term Compensation

Base Salary.    Our Compensation Committee annually reviews and approves the base salaries of our executive officers based upon recommendations from our CEO. Increases are not preset and typically take into account the individual’s performance, responsibilities of the position, potential to contribute to our long term objectives, management skills, future potential and periodically from competitive data. Our executive compensation plan in place was designed to compensate our CEO and executive officers, including our Named Executive Officers, with modest annual increases in base salaries combined with the opportunity to earn up to approximately one times the amount of base salary in annual cash incentive bonuses based on the performance of Carrols and the individual performance of each of our Named Executive Officers, in order to align the interests of our CEO and the other Named Executive Officers with those of our stockholders.

Factors considered in base salary planning included our performance, budgetary and cost containment, competitive market data (from time to time) and current salary levels, as appropriate. At the end of the year, our CEO evaluates each of the other Named Executive Officer’s performance and expected future contributions.

For the 2018 fiscal year, the base salary of our CEO and President, Daniel T. Accordino, was determined pursuant to an employment agreement with Mr. Accordino, us and Carrols LLC, which we refer to as the “Accordino Employment Agreement”, which became effective on January 1, 2012 or the “Accordino Employment Agreement Effective Date”. Under the Accordino Employment Agreement, Mr. Accordino’s base salary may be increased annually at the sole discretion of our Compensation Committee and accordingly, the base salary for Mr. Accordino was $837,624 for the 2018 fiscal year which represented an increase of 3.0% in his base salary from the 2017 fiscal year. The terms of the Accordino Employment Agreement and the increase in Mr. Accordino’s base salary were approved by our Compensation Committee.

In January 2018, our other Named Executive Officers, Paul R. Flanders, William E. Myers, Richard G. Cross and Gerald J. DiGenova, each received an increase of 3.0%, in their respective base salary over the levels established for the 2017 fiscal year, as recommended by our CEO and approved by our Compensation Committee.

Annual Incentive Bonus Payments.    Annual cash bonuses have been an important component of our compensation program for our executive officers and an executive bonus plan, or “Carrols’ Executive Bonus Plan”, has been approved by our Compensation Committee. Our current Carrols’ Executive Bonus Plan was originally established in 2012, was most recently revised for 2017, and is reviewed annually by our Compensation Committee and measures performance throughout our fiscal year. Under our Carrols’ Executive Bonus Plan, annual incentive bonus payments are typically paid in March based on performance for the prior fiscal year.

For the 2018 fiscal year, each of our Named Executive Officers was eligible to receive a maximum annual incentive bonus ranging from 60% to 100% of base salary, depending on their respective positions. For each Named Executive Officer, the potential bonus payments were tied, in part, to the level of EBITDA achieved for the 2018 fiscal year (as defined and measured under the Executive Bonus Plan) in relation to our budgeted EBITDA for the 2018 fiscal year, and provided for increasing payments to the extent that certain minimum thresholds were exceeded. Each executive was also eligible to receive a bonus based on his individual attainment of specified goals and objectives established for the year, subject to certain minimum thresholds for both EBITDA and each individual’s overall attainment of his goals and objectives. For our CEO 75% of his maximum potential bonus payment was tied to the level of EBITDA and 25% was tied to his individual attainment of goals and objectives. For the CFO, 55% of his maximum potential bonus payment was tied to the level of EBITDA and 35% was tied to his individual attainment of goals and objectives. For each other Named Executive Officer, 50% of his maximum potential bonus payment was tied to the level of EBITDA and 50% was tied to his individual attainment of goals and objectives.

Under the Carrols’ Executive Bonus Plan , EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, impairment charges and stock compensation expense. The Carrols’ Executive Bonus Plan also provides that EBITDA will be adjusted to exclude extraordinary, unusual or other gains and losses not deemed to be in the ordinary course of business, at our Compensation Committee’s reasonable discretion. The Carrols’ Executive Bonus Plan requires that a minimum of 80% of budgeted EBITDA must be attained before the payment of any goals and objectives bonus and 85% of budgeted EBITDA must be attained before any payment of EBITDA bonus. The Carrols’ Executive Bonus Plan also specifies that the portion of the bonus tied to EBITDA will be capped at 200% of the target level after the attainment of 120% of budgeted EBITDA (the “Carrols EBITDA Bonus”). The Carrols EBITDA bonus is earned on a pro-rata basis at an established rate for each participant for each 1% increase in attainment of budgeted EBITDA above 85% to a maximum of 120%. For the portion of the bonus tied to goals and objectives (the “Carrols Goals and Objectives Bonus”), a minimum of 70% achievement of such goals and objectives is also required for the participant to be eligible for this portion of the bonus. Payments of the Carrols Goals and Objectives Bonus are determined based on the discretion of our Compensation Committee, with input from our CEO, based on evaluating achievement of each participant’s goals and objectives. The determination of whether goals and objectives were met by each Named Executive Officer is not a formulaic, objective or quantifiable standard; rather, the individual performance considerations were just factors (among others) that were generally taken into account in the course of making subjective judgments in connection with the compensation decision. The total Carrols EBITDA bonus amount is paid 50% in cash and 50% in restricted stock units vesting annually over three years with accelerated vesting for any event of termination other than for cause.

The following table sets forth the targeted bonus and actual bonus earned for each of our Named Executive Officers under the Carrols’ Executive Bonus Plan for the 2018 fiscal year:

Name	Target Carrols EBITDA Bonus %(1)	Maximum Objectives Bonus %(1)	Total Target Bonus %(1)	Carrols EBITDA Bonus Rate per 1% Attainment(2)	Carrols EBITDA Bonus Rate per 1% Attainment(3)	Earned Carrols EBITDA Bonus %(1)(4)	Earned Objectives Bonus %(1)	Total Earned 2018 Bonus(5)
Daniel T. Accordino	75%	25%	100%	5.00%	3.75%	83.3%	25.0%	$901,622
Paul R. Flanders	55%	35%	90%	3.67%	2.75%	61.1%	35.0%	410,848
Richard G. Cross	30%	30%	60%	2.00%	1.50%	33.3%	29.1%	192,923
William E. Myers	30%	30%	60%	2.00%	1.50%	33.3%	30.0%	163,091
Gerald J. DiGenova	30%	30%	60%	2.00%	1.50%	33.3%	28.5%	143,305

____________

(1)      Bonus percentages stated as a percentage of individuals’ base salary at targeted attainment of 100% of budgeted EBITDA.

(2)      Rate, as a percentage of individual’s salary, at which Carrols EBITDA Bonus is earned for each 1% increase in attainment of EBITDA over minimum of 85% up to 100% of budgeted EBITDA.

(3)      Rate, as a percentage of individual’s salary, at which Carrols EBITDA Bonus is earned for each 1% increase in attainment of EBITDA over minimum of 100% up to 120% of budgeted EBITDA.

(4)      Based on actual attainment percentage of 91.4% to budgeted EBITDA (as adjusted).

(5)      Mr. Accordino received $554,842 in cash and 38,318 restricted stock units, Mr. Flanders received $280,230 in cash and 14,433 restricted stock units, Mr. Cross received $141,421 in cash and 5,691 restricted stock units, Mr. Myers received $120,172 in cash and 4,742 restricted stock units and Mr. DiGenova received $104,678 in cash and 4,268 restricted stock units. All restricted stock units vest annually in equal installments over three years with accelerated vesting for any event of termination other than for cause.

For the 2018 fiscal year we generated total EBITDA (as defined and adjusted under the Carrols’ Executive Bonus Plan ) of $102.3 million representing an attainment percentage of 102.3% of total budgeted EBITDA of $100.1 million for the 2018 fiscal year. Budgeted EBITDA is adjusted during the year to include budgeted EBITDA from acquisitions, which is not included in budgeted EBITDA at the beginning of the year. The following is a reconciliation of our net income as set forth in our audited consolidated financial statements for the fiscal year ended December 30, 2018 to EBITDA (as adjusted) utilized in the calculation of the 2018 bonus under the Carrols’ Executive Bonus Plan (dollar amounts in thousands):

Net income	$10,104
Benefit for income taxes	(157)
Gain on bargain purchase	(230)
Interest expense	23,638
Depreciation and amortization	58,468
EBITDA	91,823
Adjustments:
Impairment expense	3,685
Stock compensation expense	5,812
Acquisition costs	1,445
Gain on fire insurance	(424)
EBITDA, as adjusted	102,341
Budgeted EBITDA	100,074
EBITDA Attainment %	102.3%

Long-Term Compensation

The long-term incentive compensation utilized by us for our senior management has been an equity based compensation plan designed to create alignment of senior management’s interests with those of our long term stockholders. We award restricted stock grants to our Named Executive Officers in connection with the long-term incentive component of our overall compensation plan. Restricted stock grants utilized in our 2016 Stock Incentive Plan, which we refer to as “the Carrols plan”, have a time-based vesting schedule, typically vesting over a three-year period of time as established by our Compensation Committee under the Carrols plan. Our Compensation Committee also established a policy to provide that restricted stock being granted to employees, including our Named Executive Officers, will be granted on January 15th of each year. The measurement of the value of any restricted stock grant would be based upon the price of our common stock at the close of business on the grant date. Our Compensation Committee would grant such restricted stock based upon recommendations from our CEO, who would provide such recommendations after evaluating the individual performance of our employees (including our Named Executive Officers, other than our CEO). Such performance evaluations coincide with our normal end of year annual review process for employees and senior management. The granting of restricted stock has been and is an important component of the total compensation package for our Named Executive Officers and is an important retention tool. Because our Compensation Committee’s policy has been to grant restricted stock on a fixed date, our Compensation Committee may have previously, or may in the future grant restricted stock at a time when it, as well as our CEO and senior management, may be aware of material non-public information that, once made public, could either have a positive or negative effective on the price of our common stock.

2016 Stock Incentive Plan.    The Carrols plan provides for the grant of stock options and stock appreciation rights, stock awards, performance awards, outside director stock options and outside director stock awards. Any officer, employee, associate, director and any consultant or advisor providing services to us are eligible to participate in the Carrols plan.

The Carrols plan is administered by our Compensation Committee which approves awards and may base its considerations on recommendations by our CEO. Our Compensation Committee has the authority to (1) approve plan participants, (2) approve whether and to what extent stock options, stock appreciation rights and stock awards are to be granted and the number of shares of stock to be covered by each award (other than an outside director award), (3) approve forms of agreement for use under the Carrols plan, (4) determine terms and conditions of awards (including, but not limited to, the option price, any vesting restriction or limitation, any vesting acceleration or waiver or forfeiture, and any right of repurchase, right of first refusal or other transfer restriction regarding any award), (5) modify, amend or adjust the terms and conditions of any award, (6) determine the fair market value, and (7) determine the type and amount of consideration to be received by us for any stock award issued.

On January 15, 2018, restricted stock grants were made to our Named Executive Officers and certain other of our employees. Messrs. Accordino, Flanders, Cross, Myers and DiGenova were granted 145,000, 45,000, 20,000, 15,000 and 15,000 shares of restricted stock, respectively, with target values on the date of grant (based on the closing price of our common stock on such date) of $1,921,250, $596,250, $265,000, $198,750 and $198,750 respectively.

Other Benefits

We offer certain other benefits to our CEO and Named Executive Officers as described below. Such benefits are not taken into account in determining such individuals’ base salary, annual incentive bonus or equity based compensation.

Deferred Compensation Plan.    We provide certain benefits under The Carrols Corporation and Subsidiaries Deferred Compensation Plan, which we refer to as the “Carrols’ Deferred Compensation Plan”, which is discussed under “— Nonqualified Deferred Compensation.”

Change of Control and Severance Benefits.    For a discussion of change of control arrangements or severance arrangements and the triggers for payments under such arrangements, please see “— Potential Payments Upon Termination or Change-of-Control.”

Other Post-Employment Benefits.    The Accordino Employment Agreement provides, for continued coverage under our welfare and benefits plans for Mr. Accordino and his eligible dependents after cessation of employment with us for the remainder of their respective lives.

Compensation for Our Named Executive Officers

In December 2011, we entered into the Accordino Employment Agreement. On September 6, 2013, we entered into a first amendment to the Accordino Employment Agreement. The Accordino Employment Agreement is further described under “— Summary Compensation Table.”

None of the other Named Executive Officers have an employment agreement with us.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Carrols’ Compensation Discussion and Analysis with management. Based on such review and discussion, our Compensation Committee recommended to the Board of Directors that the Carrols’ Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the year ended December 30, 2018 and the Company’s Proxy Statement on Schedule 14A for the 2019 Annual Meeting of Stockholders.

Compensation Committee
David S. Harris, Chair
Hannah S. Craven
Deborah M. Derby

Compensation Committee Interlocks and Insider Participation

The members of the our Compensation Committee for the fiscal year ended December 30, 2018 were Hannah S. Craven, Deborah M. Derby and David S. Harris. None of the members of our Compensation Committee were, during such year, an officer of us or any of our subsidiaries or had any relationship with us other than serving as a director. In addition, no executive officer served as a director or a member of our compensation committee of any other entity, other than any subsidiary of ours, one of whose executive officers served as a director or on our Compensation Committee. None of the members of our Compensation Committee had any relationship required to be disclosed under this caption under the rules of the SEC.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the median annual total compensation of our employees (other than our CEO) and the annual total compensation of our CEO. We determined that it is no longer appropriate to use the originally-identified 2017 median employee as we believe that, as a result of changes in the originally-identified 2017 median employee’s circumstances, using such employee would not accurately reflect our median pay and would result in a significant change in our pay ratio disclosure year over year. We then identified our median employee and calculated our CEO pay ratio as follows:

•        We identified the median employee using our employee population as of the final day of our payroll year, December 30, 2018.

•        We utilized a consistently applied compensation measure (“CACM”) across our employee population to calculate the median employee compensation. For our CACM, we used total gross taxable earnings from our payroll records. Given our workforce and the high turnover rates inherent in the restaurant industry, our methodology included annualizing the compensation for all full-time and part-time employees who did not work a full calendar year to properly reflect their compensation levels. We did not perform any full-time equivalency adjustments or annualize the compensation for temporary or seasonal positions. We did not make any cost-of-living adjustments or use any statistical sampling.

•        After identifying the median employee, we calculated this employee’s total annual compensation in the same manner as the Chief Executive Officer’s compensation, which is described in the Summary Compensation Table.

We employed 24,499 employees as of December 30, 2018 exclusive of our CEO. 24,340 of those employees were full and part-time hourly restaurant team members, comprising 99.4% of our employees. As identified using the SEC pay ratio rules and CACM described above, our median employee is a part-time team member who worked an average of 20 hours per week in one of our restaurants in the United States, and whose annual compensation was $12,033. Our Chief Executive Officer’s compensation during the same time period was $3,727,221. Accordingly, our CEO pay ratio based on fiscal year 2018 compensation is approximately 310:1.

Our CEO pay ratio information is a reasonable good faith estimate calculated in a manner consistent with the SEC pay ratio rules and methods for disclosure. The SEC rules do not specify a single methodology for identification of the median employee or calculation of our CEO pay ratio, and other companies may use different assumptions, adjustments, exclusions, or estimates in calculating their CEO pay ratio. Given the different methodologies that various public companies will use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

SUMMARY COMPENSATION TABLE

The following table summarizes historical compensation awarded or paid to, or earned by, each of our Named Executive Officers for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017.

Name and Principal Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation(2) ($)	Change in Nonqualified Deferred Compensation Earnings(3) ($)	All Other Compensation(4) ($)	Total ($)
Daniel T. Accordino	2018	$837,624	$1,921,250	$—	$554,842	$55,814	$357,691	$3,727,221
President, Chief	2017	$813,420	$2,182,250	$—	$257,450	$52,385	$79,173	$3,384,678
Executive Officer and Director	2016	$617,427	$1,228,000	$—	$603,779	$18,744	$17,520	$2,485,470
Paul R. Flanders	2018	$427,464	$596,250	$—	$280,230	$—	$130,618	$1,434,562
Vice President, Chief	2017	$415,008	$677,250	$—	$165,101	$—	$25,659	$1,283,018
Financial Officer and Treasurer	2016	$349,056	$614,000	$—	$308,777	$—	$—	$1,271,833
Richard G. Cross	2018	$309,000	$265,000	$—	$141,421	$—	$51,502	$766,923
Vice President,	2017	$300,000	$225,750	$—	$97,417	$—	$10,117	$633,284
Real Estate	2016	$240,000	$307,000	$—	$143,697	$—	$—	$690,697
William E. Myers	2018	$257,508	$198,750	$—	$120,172	$—	$42,919	$619,349
Vice President,	2017	$250,008	$225,750	$—	$81,934	$—	$8,431	$566,123
General Counsel	2016	$218,556	$221,040	$—	$128,891	$—	$—	$568,487
Gerald J. DiGenova	2018	$231,756	$198,750	$—	$104,678	$6,307	$38,627	$580,118
Vice President,	2017	$225,000	$225,750	$—	$64,963	$6,559	$7,588	$529,860
Human Resources

____________

(1)      The amounts shown represent the aggregate grant date fair value of restricted stock granted and approved by our Compensation Committee in each of the fiscal years presented and is consistent with the grant date fair value of the award computed in accordance with FASB ASC Topic 718. These amounts reflect the grant date fair value for these awards and do not correspond to the actual value that will be recognized. The actual value, if any, that a named executive officer may realize will depend on the stock price at the date of vesting.

(2)      We provide incentive compensation to our executive officers based on an individual’s achievement of certain specified objectives and our achievement of specified EBITDA levels. See “Carrols’ Compensation Discussion and Analysis” above for a discussion of our Carrols’ Executive Bonus Plan. Amounts include cash bonuses paid in fiscal year 2019, 2018 and 2017 with respect to services rendered in fiscal year 2018, 2017 and 2016, respectively.

(3)      These amounts represent the above-market portion of earnings on compensation deferred by our Named Executive Officers under our nonqualified Carrols’ Deferred Compensation Plan. Earnings on deferred compensation are considered to be above-market to the extent that the rate of interest exceeds 120% of the applicable federal long-term rate. At December 30, 2018, 120% of the federal long-term rate was 4.0% per annum and the interest rate paid to participants was 8% per annum.

(4)      All other compensation in 2018 includes the value of each Named Executive Officer’s restricted stock units earned under the incentive bonus plan and granted in 2019. Mr. Accordino received 38,318 restricted stock units, Mr. Flanders received 14,433 restricted stock units, Mr. Cross received 5,691 restricted stock units, Mr. Myers received 4,742 restricted stock units and Mr. DiGenova received 4,268 restricted stock units. All restricted stock units vest annually in equal installments over three years with accelerated vesting for any event of termination other than for cause.

All other compensation in 2017 includes the value of each Named Executive Officer’s restricted stock units earned under the incentive bonus plan and granted in 2018. Mr. Accordino received 5,374 restricted stock units, Mr. Flanders received 2,045 restricted stock units, Mr. Cross received 806 restricted stock units, Mr. Myers received 672 restricted stock units and Mr. DiGenova received 605 restricted stock units. All restricted stock units vest annually in equal installments over three years with accelerated vesting for any event of termination other than for cause.

For Mr. Accordino, the amounts shown also include reimbursement for tax preparation fees of $6,100 plus a gross up for income taxes on such reimbursement of $4,811 for fiscal year 2018, reimbursement for tax preparation fees of $6,325 plus a gross up for income taxes on such reimbursement of $5,331 for fiscal year 2017 and $10,000 plus a gross up for income taxes on such reimbursement of $7,520 for fiscal year 2016.

Accordino Employment Agreement

On November 1, 2011, we and Mr. Accordino mutually agreed that Mr. Accordino would become our President and Chief Executive Officer effective on January 1, 2012. In December 2011, we and Carrols LLC entered into a new employment agreement with Mr. Accordino. Mr. Accordino’s employment agreement which commenced on the Accordino Employment Agreement Effective Date and is subject to automatic renewals for successive one-year terms unless either Mr. Accordino, we or Carrols LLC elects not to renew Mr. Accordino’s employment agreement by giving written notice to the others at least 30 days before a scheduled expiration date. Mr. Accordino’s employment agreement provides that Mr. Accordino will receive an annual base salary that may be increased annually at the sole discretion of our Compensation Committee. Pursuant to Mr. Accordino’s employment agreement, Mr. Accordino will participate in our Carrols’ Executive Bonus Plan, and any restricted stock or other equity incentive plans applicable to executive employees, as determined by our Compensation Committee. Mr. Accordino’s employment agreement also provides that if Mr. Accordino’s employment is terminated without “cause” (as defined in Mr. Accordino’s employment agreement) or Mr. Accordino terminates his employment for “good reason” (as defined in Mr. Accordino’s employment agreement), in each case within twelve months following a “change of control” (as defined in Mr. Accordino’s employment agreement), Mr. Accordino will receive a cash lump sum payment equal to 2.99 times his average salary plus his average annual bonus (paid under our Carrols’ Executive Bonus Plan or deferred under the Carrols’ Deferred Compensation Plan) for the prior five years. Mr. Accordino’s employment agreement also provides that if Mr. Accordino’s employment is terminated by us or Carrols LLC without “cause”, as defined in Mr. Accordino’s employment agreement (other than following a change of control as described above), or Mr. Accordino terminates his employment for “good reason”, as defined in Mr. Accordino’s employment agreement (other than following a change of control as described above), Mr. Accordino will receive a lump sum cash payment in an amount equal to 2.00 times his average salary plus average annual bonus (paid under our Carrols’ Executive Bonus Plan or deferred under the Carrols’ Deferred Compensation Plan) for the prior five years. Mr. Accordino’s employment agreement includes non-competition and non-solicitation provisions effective during the term of Mr. Accordino’s employment agreement and for two years following its termination. On September 6, 2013 we and Carrols LLC entered into an amendment to Mr. Accordino’s employment agreement to provide, among other things, that in the event that we or Carrols LLC elect not to renew the term of the Accordino Employment Agreement for any reason other than for “cause” (as defined in the Accordino Employment Agreement), we or Carrols LLC shall (1) pay to Mr. Accordino a lump sum cash payment equal to his annual base salary and vacation pay in effect on the last day of the term of the Accordino Employment Agreement; (2) pay to Mr. Accordino any amounts he is entitled to under the Carrols’ Deferred Compensation Plan; (3) pay to Mr. Accordino the annual bonus for the year in which the term of the Accordino Employment Agreement ended that is payable under the terms of the Carrols’ Executive Bonus Plan ; and (4) continue certain health benefits and insurance policies.

GRANTS OF PLAN-BASED AWARDS

The following table provides certain information regarding grants of plan-based awards made to our Named Executive Officers during the fiscal year ended December 30, 2018:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock Awards ($)(2)
Daniel T. Accordino	1/15/2018	145,000	$1,921,250
Paul R. Flanders	1/15/2018	45,000	$596,250
Richard G. Cross	1/15/2018	20,000	$265,000
William E. Myers	1/15/2018	15,000	$198,750
Gerald J. DiGenova	1/15/2018	15,000	$198,750

____________

(1)      Amounts shown in this column reflect the number of restricted stock awards granted to each Named Executive Officer pursuant to Carrols plan during 2018. All of such restricted stock vests over a period of three years, with one-third of such restricted stock vesting on the first anniversary of the grant date and one-third of such restricted stock vesting on each subsequent anniversary of the grant date.

(2)      The value of the restricted stock awards granted in 2018 is calculated by multiplying the number of restricted stock awarded by the market closing price of Carrols Common Stock on the grant date. The grant date fair value on January 12, 2018 was $13.25 (the last preceding trading day before January 15, 2018).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information with respect to the value of all Carrols equity awards that were outstanding at the December 30, 2018 fiscal year end for each of our Named Executive Officers.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(2)	Equity Incentive Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Daniel T. Accordino(1)	—	—	—	—	—	311,961	$2,926,194	—	—
Paul R. Flanders(1)	—	—	—	—	—	110,336	$1,034,952	—	—
Richard G. Cross(1)	—	—	—	—	—	46,661	$437,680	—	—
William E. Myers(1)	—	—	—	—	—	38,161	$357,950	—	—
Gerald J. DiGenova(1)	—	—	—	—	—	38,161	$357,950	—	—

____________

(1)      In January 2016, we granted restricted stock awards to each Named Executive Officer pursuant to the 2006 Stock Incentive Plan, as amended. All such restricted stock awards vest over periods of four years with one-fourth of such restricted shares vesting on the first anniversary of the grant date and annually on the anniversary of the grant date thereafter. We also granted restricted stock awards to each Named Executive Officer in January 2017 and January 2018, pursuant to the 2016 Stock Incentive Plan. These restricted stock awards vest over periods of three years with one-third of such restricted shares vesting on the first anniversary of the grant date and annually on the anniversary of the grant date thereafter.

(2)      The market value of the restricted stock awards was determined based on the closing price of Carrols Common Stock on the last trading day of the 2018 fiscal year, December 28, 2018, which was $9.38.

OPTIONS EXERCISED AND STOCK VESTED

The following table summarizes the options exercised and vesting of restricted stock awards for each of our Named Executive Officers during the fiscal year ended December 30, 2018.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Daniel T. Accordino	—	—	95,563	$1,266,210
Paul R. Flanders	—	—	38,438	$509,304
Richard G. Cross	—	—	15,613	$206,872
William E. Myers	—	—	13,863	$183,685
Gerard J. DiGenova	—	—	13,863	$183,685

____________

(1)      Based on the per-share market price of Carrols Common Stock on the vesting date, multiplied by the number of shares vested.

NONQUALIFIED DEFERRED COMPENSATION

We have the Carrols’ Deferred Compensation Plan for employees not eligible to participate in the Carrols Corporation Retirement Savings Plan, which we refer to as the “Carrols’ Retirement Plan”, because they have been excluded as “highly compensated” employees (as so defined in the Carrols’ Retirement Plan), to voluntarily defer portions of their base salary and annual bonus. An eligible employee may elect, on a deferral agreement, to defer all or a specified percentage of base salary and, if applicable, all or a specified percentage of cash bonuses. All amounts deferred by the participants earn interest at 8% per annum. We do not match any portion of the funds. All of our Named Executive Officers are eligible to participate in the Carrols’ Deferred Compensation Plan.

The following table describes contributions, earnings and balances at December 30, 2018 under the Carrols’ Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Daniel T. Accordino	—	—	111,073	—	1,449,310
Paul R. Flanders	—	—	—	—	—
Richard G. Cross	—	—	—	—	—
William E. Myers	—	—	—	—	—
Gerald J. DiGenova	12,000	—	12,551	—	169,340

____________

(1)      Earnings represent the interest earned on amounts deferred at 8.0% per annum.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-OF-CONTROL

Accordino Employment Agreement

On September 6, 2013, we and Carrols LLC entered into an amendment to Mr. Accordino’s employment agreement to provide, among other things, that in the event that we or Carrols LLC elect not to renew the term of the Accordino Employment Agreement for any reason other than for “cause” (as defined in the Accordino Employment Agreement), we or Carrols LLC shall (1) pay to Mr. Accordino a lump sum cash payment equal to his annual base salary and vacation pay in effect on the last day of the term of the Accordino Employment Agreement; (2) pay to Mr. Accordino any amounts he is entitled to under the Carrols’ Deferred Compensation Plan; (3) pay to Mr. Accordino the annual bonus for the year in which the term of the Accordino Employment Agreement ended that is payable under the terms of the Carrols’ Executive Bonus Plan ; and (4) continue certain health benefits and insurance policies.

Mr. Accordino’s employment agreement also provides that if Mr. Accordino’s employment is terminated without “cause” (as defined in his employment agreement) or Mr. Accordino terminates his employment for “good reason” (as defined in his employment agreement), (a) in each case within twelve months following a “change of control” (as defined his employment agreement), or (b) a binding agreement with respect to a change of control transaction was entered into during the term of his employment and such change of control transaction occurs within 12 months after the date of his termination of employment, then in either case, Mr. Accordino will receive a cash lump sum payment equal to 2.99 multiplied by the average of the sum of his base salary and the annual bonus paid under the Carrols’ Executive Bonus Plan or deferred in accordance with the Carrols’ Deferred Compensation Plan in the five calendar years prior to the date of termination.

The Accordino Employment Agreement also provides that if Mr. Accordino’s employment is terminated by us or Carrols without cause more than 12 months following a change of control or Mr. Accordino terminates his employment for good reason more than 12 months following a change of control, Mr. Accordino will receive a cash lump sum payment in an amount equal to 2.00 multiplied by the average of the sum of his base salary and the annual bonus paid under the Carrols’ Executive Bonus Plan or deferred in accordance with the Carrols’ Deferred Compensation Plan in the five calendar years prior to the date of termination. The Accordino Employment Agreement includes non-competition and non-solicitation provisions effective during the term of the Accordino Employment Agreement and for two years following the termination of the Accordino Employment Agreement.

Change of Control/Severance Agreement

On June 3, 2013, we, Carrols Corp and Carrols LLC entered into a change of control and severance agreement, which we refer to as the “change of control and severance agreement,” with each of Messrs. Flanders, Myers, Cross and DiGenova. Each change of control and severance agreement provides that if within one year following a “change of control” (as defined in the change of control and severance agreement), such employee’s employment is terminated by us, Carrols or Carrols LLC without “cause” (as defined in the change of control and severance agreement) or by such employee for “good reason” (as defined in the change of control and severance agreement), then such employee will be entitled to receive (a) a cash lump sum payment in the amount equal to the product of 18 and the employee’s monthly base salary at the then current rate, (b) an amount equal to the aggregate bonus payment for the year in which the employee incurs a termination of employment to which the employee would otherwise have been entitled had his employment not terminated under the Carrols’ Executive Bonus Plan then in effect, and (c) continued coverage under our welfare and benefits plans for such employee and his dependents for a period of up to 18 months. Each change of control and severance agreement also provides that if at any time other than within one year following a change of control, such employee’s employment is terminated by us, Carrols or Carrols LLC without cause or by such employee for good reason, then such employee will be entitled to receive (a) a cash lump sum payment in the amount equal to one year’s salary at the then current rate, (b) an amount equal to the pro rata portion of the aggregate bonus payment for the year in which the employee incurs a termination of employment to which the employee would otherwise have been entitled had his employment not terminated under our Carrols’ Executive Bonus Plan then in effect, and (c) continued coverage under our welfare and benefits plans for such employee and his dependents for a period of up to 18 months. The payments and benefits due under each change of control and severance agreement cannot be reduced by any compensation earned by the employee as a result of employment by another employer or otherwise. The payments are also not subject to any set-off, counterclaim, recoupment, defense or other right that we, Carrols or Carrols LLC may have against the employee.

The following table summarizes estimated benefits that would have been payable to Mr. Accordino if (1) the term of his employment agreement had not been renewed by us or Carrols LLC without cause; (2) his employment had been terminated on December 30, 2018 by us without cause or by him for good reason within 12 months of a change of control of us or such change of control is a result of (a) a binding agreement with respect to a change of control transaction was entered into during the term of his employment and (b) such change of control transaction occurs within 12 months after the date of termination of his employment; (3) his employment had been terminated on December 30, 2018 by us without cause or by him for good reason; (4) his employment had been terminated by us for cause or by him without good reason on December 30, 2018; (5) his employment had been terminated on December 30, 2018 by us due to disability; and (6) his employment had been terminated on December 30, 2018 due to death.

	Non-renewal of Employment Agreement Without Cause ($)	Terminated Without Cause or by Employee for Good Reason Within 12 Months of a Change in Control ($)		Terminated Without Cause or by Employee for Good Reason More than 12 Months following a Change in Control(2) ($)		Terminated For Cause or by Employee Without Good Reason ($)	Disability ($)		Death ($)
Severance	$837,624	$3,256,524	(1)	$2,178,276	(2)	$—	$2,512,872	(3)	$—
Bonus(4)	554,842	554,842		554,842		64,433	554,842		—
Accrued Vacation(5)	64,433	64,433		64,433		—	—		—
Welfare Benefits(6)	454,793	454,793		454,793		1,449,310	454,793		245,588
Carrols’ Deferred Compensation Plan	1,449,310	1,449,310		1,449,310		—	1,449,310		1,449,310
Equity(7)	—	3,336,025		3,336,025			—		3,336,025
Total	$3,361,002	$9,115,927		$8,037,679		$1,513,743	$4,971,817		$5,030,923

____________

(1)      Reflects a lump sum cash payment in an amount equal to 2.99 multiplied by the average of the sum of the base salary and the annual bonus paid under the Carrols’ Executive Bonus Plan or deferred in accordance with the Carrols’ Deferred Compensation Plan in the five calendar years prior to the date of termination, which we refer to as the “Five-Year Compensation Average”.

(2)      Reflects a lump sum cash payment in an amount equal to 2.00 multiplied by Mr. Accordino’s Five Year Compensation Average.

(3)      Such amounts based on the base salary in effect at December 30, 2018 of $837,624 for Mr. Accordino, for a period of three years.

(4)      Reflects a lump sum cash payment in an amount equal to the pro rata portion of Mr. Accordino’s annual bonus under our Carrols’ Executive Bonus Plan for the year in which his employment is terminated. Amount represents the bonus earned by Mr. Accordino for the fiscal year ended December 30, 2018.

(5)      Amount represents four weeks of accrued but unpaid vacation as of December 30, 2018 based on the annual salary of $837,624 in effect at December 30, 2018 for Mr. Accordino.

(6)      Mr. Accordino’s employment agreement requires continued coverage under our welfare and benefits plans for him and his eligible dependents for the remainder of their respective lives. The amount included in this table was actuarially determined based on the present value of future health care premiums paid for by us discounted at a rate of 4.17%.

(7)      The amount represents vesting of the outstanding shares of restricted stock and restricted stock units held at December 30, 2018 based upon the closing price of Carrols Common Stock on the last trading day of Carrols 2018 fiscal year, December 28, 2018, which was $9.38.

The following table summarizes estimated benefits that would have been payable to each Named Executive Officer identified in the table if the employment of such Named Executive Officer had been terminated on December 30, 2018 by us without cause or by our Named Executive Officer for good reason within one year after a change of control; or if the employment of such Named Executive Officer had been terminated on December 30, 2018 by us without cause or by our Named Executive Officer for good reason prior to a change of control or more than one year after a change of control.

	Paul R. Flanders				Richard G. Cross				William E. Myers				Gerald J. DiGenova
	Terminated Without Cause or by Employee for Good Reason Within 12 Months of a Change in Control ($)		Terminated Without Cause or by Employee for Good Reason Prior to a Change in Control or More Than One Year After a Change in Control ($)		Terminated Without Cause or by Employee for Good Reason Within 12 Months of a Change in Control ($)		Terminated Without Cause or by Employee for Good Reason Prior to a Change in Control or More Than One Year After a Change in Control ($)		Terminated Without Cause or by Employee for Good Reason Within 12 Months of a Change in Control ($)		Terminated Without Cause or by Employee for Good Reason Prior to a Change in Control or More Than One Year After a Change in Control ($)		Terminated Without Cause or by Employee for Good Reason Within 12 Months of a Change in Control ($)		Terminated Without Cause or by Employee for Good Reason Prior to a Change in Control or More Than One Year After a Change in Control ($)
Severance	$667,645	(1)	$445,118	(3)	$482,643	(1)	$321,762	(3)	$402,215	(1)	$268,143	(3)	$361,991	(1)	$241,328	(3)
Bonus	280,230	(2)	280,230	(4)	141,421	(2)	141,421	(4)	120,172	(2)	120,172	(4)	104,678	(2)	104,678	(4)
Welfare Benefits(5)	14,727		14,727		9,177		9,177		11,565		11,565		11,565		11,565
Carrols’ Deferred Compensation Plan	—		—		—		—		—		—		—		—
Equity(6)	1,034,952		1,189,516		437,680		498,622		357,950		408,733		357,950		403,659
Total	$1,997,554		$1,929,591		$1,070,921		$970,982		$891,902		$808,613		$836,184		$761,230

____________

(1)      Reflects a cash lump sum payment in an amount equal to 18 multiplied by the amount of our Named Executive Officer’s monthly base salary in effect at December 30, 2018 plus interest of 8.25% per annum (determined as the prime commercial rate established by the principal lending bank at December 30, 2018 of 5.25% plus 3%) until the time of payment which would be the fifth business day following the six month anniversary of termination.

(2)      Reflects an amount equal to the aggregate bonus payment for the year in which our Named Executive Officer incurs a termination of employment to which he would otherwise have been entitled had his employment not terminated under the Carrols’ Executive Bonus Plan in effect at December 30, 2018. Such payment would be made no later than March 15th of the calendar year following the calendar year our Named Executive Officer’s employment is terminated.

(3)      Reflects a cash lump sum payment in the amount equal to one year of base salary in effect at December 30, 2018 plus interest of 8.25% per annum (determined as the prime commercial rate established by the principal lending bank at December 30, 2018 of 5.25% plus 3%) until the time of payment which would be the fifth business day following the six month anniversary of termination.

(4)      Reflects an amount equal to the pro-rata portion of the aggregate bonus payment for the year in which our Named Executive Officer incurs a termination of employment to which our Named Executive Officer would otherwise have been entitled had his employment not terminated under the Carrols’ Executive Bonus Plan in effect at December 30, 2018.

(5)      Reflects continued coverage of group term life and disability insurance and group health and dental plan coverage for such Named Executive Officer and his dependents for a period of 18 months based on rates in effect at December 30, 2018 without discounting.

(6)      All unvested shares of stock and unvested restricted stock units held by our Named Executive Officer will automatically vest. Unlike other payments in this table, the shares vest in accordance with the Carrols plan even if our Named Executive Officer’s employment is not terminated following a change of control (i.e. it is a “single trigger”). The amount is based on the unvested shares held by each Named Executive Officer at December 30, 2018 and the closing price of Carrols Common Stock on the last trading day of Carrols’ 2018 fiscal year, December 28, 2018, which was $9.38.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified non-employee directors to serve on our board of directors. The members of the board of directors, except for any member who is an executive officer or employee, each receives a fee for serving on our board of directors or board committees. In March 2016, our Compensation Committee engaged the services of Pearl Meyer, an outside independent compensation consultant, to assist it with a review of the compensation for executive officers and directors of the Company. Based upon the report and recommendations received from Pearl Meyer and other findings, and the recommendations of our Compensation Committee, our board of directors made certain changes to director compensation, all of which were effective January 1, 2017. Non-employee directors receive compensation for board service as follows:

•        Annual retainer of $60,000 year for serving as a director.

•        The chairperson of our Audit Committee receives an additional fee of $18,000 per year and each other member of our Audit Committee receives an additional fee of $7,500 per year. The chairman of our Compensation Committee receives an additional fee of $10,000 per year and each other member of our Compensation Committee receives an additional fee of $5,000 per year. The chairman of the Corporate Governance and Nominating Committee receives an additional fee of $5,000 per year and each other member of the Corporate Governance and Nominating Committee receives an additional fee of $3,000 per year. All directors will be reimbursed for all reasonable expenses they incur while acting as directors, including as members of any committee of the board of directors.

•        Pursuant to our 2016 Stock Incentive Plan, in January of each year members of our board of directors, (except for any member who is an executive officer or employee and except for our two Class B directors) will receive an annual restricted stock award with an aggregate “fair market value” (as such term is defined in the Carrols plan) of $100,000 on the date of grant.

The following table summarizes the compensation we paid to our non-employee directors during the fiscal year ended December 30, 2018. Compensation information for Daniel T. Accordino, our Chairman of the board of directors, President and Chief Executive Officer, is set forth in the Summary Compensation Table above.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Award ($)(2)	Option Award ($)	Non-Equity Incentive Plan Compensation ($)	Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
José E. Cil(3)	60,000	—	—	—	—	—	60,000
Hannah S. Craven	76,889	100,011	—	—	—	—	176,900
Deborah M. Derby(4)	36,786	—	—	—	—	—	36,786
Manuel A. Garcia III(5)	28,393	257,595	—	—	—	—	285,988
David S. Harris	80,500	100,011	—	—	—	—	180,511
Lawrence E. Hyatt	81,000	100,011	—	—	—	—	181,011
Alexandre Macedo(3)	—	—	—	—	—	—	—
Matthew Dunnigan(3)	60,000	—	—	—	—	—	60,000

____________

(1)      The amounts listed in this column include the payment of annual retainers, additional fees for committee service, and attendance fees.

(2)      On January 15, 2018, Ms. Craven and Messrs. Garcia, Harris and Hyatt were each granted 7,548 restricted shares of common stock valued at $13.25 per share under the Carrols plan. The restricted shares of common stock vest and becomes non-forfeitable and one-third on the each anniversary of the award date, provided that, the participant has continuously remained a director of Carrols. The amounts shown in this column represent the aggregate fair value of restricted common stock granted and approved by our Compensation Committee and is consistent with the grant date fair value of the award computed in accordance with FASB ASC Topic 718. See Notes 1 and 11 of the consolidated financial statements for the year ended December 30, 2018 for the fiscal year ended December 30, 2018.

(3)      Mr. Cil and Mr. Dunnigan are Class B director designees of BKC pursuant to the terms of the Series B Preferred Stock. Prior to the Exchange, Mr. Macedo resigned as a Class A director and Mr. Dunnigan was appointed as a Class A director designee of BKC on February 5, 2018. Amounts for our Class B directors are paid directly to BKC.

(4)      Ms. Derby was elected to our board of directors at our annual meeting of shareholders held on June 7, 2018 and her compensation represents a prorated payment for the period June 7, 2018 through December 30, 2018.

(5)      Mr. Garcia retired from our board of directors, effective June 7, 2018. Our Compensation Committee approved the acceleration of vesting of 19,589 shares of restricted stock held by Mr. Garcia as of the date of his retirement from our board of directors.

The following table represents the number of unvested restricted stock awards held by each of our non-employee directors as of December 30, 2018.

Name	Outstanding Stock Awards
José E. Cil	—
Hannah S. Craven	18,880
Manuel A. Garcia III	—
Deborah M. Derby	—
David S. Harris	14,818
Lawrence E. Hyatt	7,548
Alexandre Macedo	—
Matthew Dunnigan	—

CERTAIN RELATIONSHIP AND RELATED PARTY TRANSACTIONS OF CARROLS

Related Party Transaction Procedures

Carrols’ Board of Directors has assigned responsibility for reviewing related party transactions to our audit committee. Carrols’ Board of Directors and the audit committee have adopted a written policy pursuant to which certain transactions between us or our subsidiaries and any of our directors or executive officers must be submitted to the audit committee for consideration prior to the consummation of the transaction as required by the rules of the SEC. The audit committee reports to Carrols’ Board of Directors on all related party transactions considered.

Carrols Series B Convertible Preferred Stock

For a discussion on the Carrols Series B Preferred Stock, please see “Description of NewCRG’s Capital Stock—NewCRG Series B Convertible Preferred Stock”.

Operating Agreement

Upon the closing of the 2012 acquisition, Carrols LLC and BKC also entered into an operating agreement, which was amended by the First Amendment to the Operating Agreement dated as of January 26, 2015 and by the Second Amendment to Operating Agreement dated as of December 17, 2015, which we refer to as the “operating agreement,” which has a term commencing on May 30, 2012 and ending (unless earlier terminated in accordance with the provisions thereof) on the earlier to occur of (i) 20 years from May 30, 2012 or (ii) the date that we operate 1,000 Burger King restaurants. Pursuant to the operating agreement, BKC assigned to us the ROFR to purchase all of the assets of a Burger King restaurant or substantially all of the voting stock of the franchisee, whether direct or indirect, on the same terms proposed between such franchisee and a third party purchaser, in 20 states as follows: Connecticut (except Hartford county), Delaware, Indiana, Kentucky, Maine, Maryland, Massachusetts (except for Middlesex, Norfolk and Suffolk counties), Michigan, New Hampshire, New Jersey, New York (except for Bronx, Kings, Nassau, New York, Queens, Richmond, Suffolk and Westchester counties), North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, Washington DC, and West Virginia, which we refer to as the “DMAs.” The continued assignment of the ROFR is subject to suspension or termination in the event of non-compliance by us with respect to the agreed upon remodeling schedule of our existing restaurants and the 2012 acquired restaurants as further described below.

In addition, pursuant to the operating agreement, BKC granted us franchise pre-approval, which we refer to as the “franchise pre-approval,” to build new restaurants or acquire restaurants from franchisees in the DMAs until the date that we operate 1,000 restaurants, which we refer to as “new restaurant growth.” We paid BKC approximately $3.8 million for the ROFR and the franchise pre-approval rights.

The grant by BKC to us of franchise pre-approval to develop new restaurants in the DMAs is a non-exclusive right, subject to customary BKC franchise, site and construction approval. Beginning on January 1, 2016 a minimum of 10% of new restaurant growth by us in each calendar year during the term of the operating agreement must come from new development of Burger King restaurants (including restaurants relocated within their respective markets); provided that for 2016 only, any new restaurant that would otherwise have been required to be opened in 2016 may be deferred by us and opened in 2017.

Pursuant to the operating agreement, as amended, we agreed to remodel 455 existing restaurants to BKC’s 20/20 restaurant image by December 31, 2016 and at December 31, 2016 we had complied with this remodel requirement. Under the operating agreement, beginning on January 1, 2016 and until we exceed operating 1,000 Burger King restaurants, a minimum of 10% of our annual new restaurant growth (including acquisitions) must come from the development of new Burger King restaurants (which includes restaurants we relocate within their market area); provided that for 2016 only, any required new restaurant development may be deferred and opened in 2017. As of December 30, 2018, we satisfied our new restaurant growth obligations under the operating agreement.

Pursuant to the amended operating agreement, we entered into franchise agreements with BKC for the 2012 acquired restaurants with terms of varying durations up to 20 years, depending upon the term of the underlying leases or subleases. Each franchise agreement provides for a royalty rate of 4.5% of sales, an advertising contribution payment of 4% of sales and a commitment to spend on local advertising during the term of no less than a 0.75% of sales in each of the DMAs, which we refer to as “investment spending” (provided that if any investment spending contract approved by 66.7% of the franchisees in a DMA calls for investment spending of less than 0.75% of sales, we will only be obligated to investment spending to such lesser amount.) Effective on the date of the closing of the 2012 acquisition, the franchise agreements for our restaurants were amended to add an investment spending commitment consistent with the terms set forth in the franchise agreements for the 2012 acquired restaurants.

Pursuant to the amended operating agreement, we agreed to operate our restaurants at or above the U.S. Burger King system’s national average (measured on a quarterly basis) for the following operational metrics: (i) Speed of Service; (ii) Operational BKC Visits (OER or its current equivalent); (iii) Food Safety Scores; and (iv) Guest Trac (or the then current guest recovery program), which we refer to as the “operations metrics.” Subject to a six month grace period with respect to the 2012 acquired restaurants, if more than 10% of our restaurants are rated below the national average for any of the individual operations metrics for more than two consecutive quarters, we and BKC will meet and develop a cure period for and a cure plan that details how we will address the operational issues and by what date we will bring our performance up to and exceed the national average. If at least 90% of our restaurants do not meet or exceed the national average for any of the operations metrics after the cure period, franchise pre-approval for franchisee to franchisee transfers of restaurants or rights with respect to new restaurant growth will be suspended until such time as at least 90% of our restaurants meet or exceed the national average for each of the operations metrics.

The amended operating agreement also provides that we and BKC will indemnify the other for all losses, damages and/or contractual liabilities to third parties arising out of or relating to any of the obligations, undertakings, promises and representations of BKC and us, as the case may be, under the operating agreement, and for all claims or demands for damages to property or for injury, illness or death of persons directly or indirectly resulting therefrom.

Area Development and Remodeling Agreement

For a discussion on the Area Development and Remodeling Agreement, please see “Summary — Area Development and Remodeling Agreement”.

BKC Registration Rights Agreement

For a discussion on the BKC Registration Rights Agreement, please see “Description of NewCRG’s Capital Stock — NewCRG Series B Convertible Preferred Stock Registration Rights”.

2014 Acquisitions

In connection with an acquisition of 64 Burger King restaurants on November 4, 2014, we agreed with BKC to remodel 46 of such acquired restaurants over the five years beginning in 2014 and at December 30, 2018 we had remodeled 37 restaurants in connection with this agreement.

Franchise Agreements and Leases

We operate all of our restaurants (including the 2012 acquired restaurants) pursuant to franchise agreements entered into with BKC. In addition, we have entered into real property leases with BKC for a number of our restaurants (excluding the 2012 acquired restaurants) and real property leases or subleases with respect to all of the 2012 acquired restaurants.

Other

Pursuant to a registration agreement, which we refer to as the “Management Registration Agreement” dated March 27, 1997 and amended December 14, 2006, Daniel T. Accordino, CEO of Carrols, and two former executive officers of Carrols have the right, whenever we register shares of our common stock under the Securities Act (other than on a Form S-4 or Form S-8) to register their shares subject to the Management Registration Agreement as part of that registration. Such registration rights are subject to the rights of the managing underwriters, if any, to reduce or exclude certain shares owned by such stockholders from the registration. The Management Registration Agreement requires us to pay for all costs and expenses, other than underwriting discounts and commissions for these stockholders, incurred in connection with the registration of their shares under the Management Registration Agreement. Under the Management Registration Agreement, we have agreed to indemnify these stockholders against certain liabilities, including liabilities under the Securities Act.

DESCRIPTION OF NEWCRG’S CAPITAL STOCK

The following is a description of the material terms of NewCRG’s’ amended and restated certificate of incorporation and amended and restated bylaws, as amended, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to NewCRG’s amended and restated certificate of incorporation, our amended and restated bylaws, as amended, and the Delaware General Corporation Law, or “DGCL.”

Authorized Capitalization

Our authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters submitted for a vote by the common stockholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors to be elected by our common stockholders to each remove and replace one director. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on any outstanding preferred stock ranking prior to the common stock as to the payment of dividends. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, we will be a holding company and will conduct all of our operations through our direct and indirect subsidiaries. As a result, for us to pay dividends, we need to rely on dividends or distributions to us from Carrols and indirectly from subsidiaries of Carrols. The indenture governing the 8.00% Senior Secured Second Lien Notes due 2022, Carrols’ senior credit facility, the New Senior Credit Facilities that we will enter into in connection with the Commitment Letter and debt instruments that we and our subsidiaries may enter into in the future may limit, our ability to pay dividends to our stockholders.

Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for the distribution to the common stockholders after payment of, or provision for, all of our liabilities and amounts due in respect of any outstanding preferred stock ranking prior to the common stock with respect to distributions under such circumstances.

Other Matters. Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock being offered by us in this prospectus will, upon issuance, be, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance at the discretion of our board of directors without further action by our stockholders. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

•        the designation of the series;

•        the number of shares of the series;

•        whether dividends, if any, will be cumulative or non-cumulative and the dividend rate, if any, of the series;

•        the dates at which dividends, if any, will be payable;

•        the redemption rights and price or prices, if any, for shares of the series;

•        the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•        the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs ;

•        whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates and provisions for any adjustments to such prices or rates, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•        the ranking of such series with respect to dividends and amounts payable on our liquidation, dissolution or winding-up, which may include provisions that such series will rank senior to our common stock with respect to dividends and those distributions;

•        restrictions on the issuance of shares of the same series or any other class or series; and

•        voting rights, if any, of the holders of the series.

Such rights, privileges, preferences, powers, qualifications, limitations and restrictions will be set forth in a certificate of designations adopted by our board of directors and filed with the Secretary of State of the State of Delaware, whereupon it will become part of our Amended and Restated Certificate of Incorporation.

To the extent that applicable law or the applicable certificate of designations provides that holders of shares of a series of preferred stock are entitled to voting rights, each holder shall be entitled to vote ratably (relative to each other such holder) on all matters submitted to a vote of such holders. Each holder may exercise such vote either in person or by proxy.

Subject to preferences to which holders of shares of any other series of preferred stock may be entitled and to the extent that the applicable certificate of designations so provides, the holders of shares of a series of preferred stock shall be entitled to receive ratably (relative to each other such holder) such dividends, if any, as may be declared from time to time in respect of shares of such series by our board of directors out of funds (including cash, securities and other property) legally available therefor. Subject to the prior rights of creditors and to preferences to which holders of shares of any other series of preferred stock may be entitled and to the extent that the applicable certificate of designations so provides, the holders of shares of a series of preferred stock are entitled to receive ratably (relative to each other such holder) our assets (including cash, securities and other property) distributed upon a liquidation, dissolution or winding up.

The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control. See “— Authorized but Unissued Capital Stock” below.

NewCRG Series B Convertible Preferred Stock

As a result of the Carrols Merger, NewCRG will file with the Delaware Secretary of State a Certificate of Designations for a Series B Convertible Preferred Stock, par value $0.01 per share (the “NewCRG Series B Preferred Stock), which will have the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the Carrols Series B Preferred Stock. At the closing of the Carrols Merger, each share of Carrols Series B Preferred Stock, issued and outstanding immediately prior to the Carrols Merger will automatically be exchanged into an equivalent corresponding share of the NewCRG Series B Preferred Stock. The Carrols Series B Preferred Stock was issued as a result of the transactions described below and has those rights, powers and preferences described below.

On May 30, 2012, Carrols and Carrols LLC purchased 278 Burger King restaurants. As part of the consideration paid to BKC, Carrols issued 100 shares of Carrols Series A Convertible Preferred Stock, par value $0.01 per share (the “Carrols Series A Preferred Stock” and such shares the “Carrols Series A Shares”).

On November 30, 2018, Carrols entered into a Preferred Stock Exchange Agreement (the “BKC Exchange Agreement”) with BKC. Pursuant to the terms of the BKC Exchange Agreement, BKC exchanged the 100 Carrols Series A Shares for 100 shares of Carrols Series B Preferred Stock newly issued by Carrols (the “Exchange” and such shares of Carrols Series B Preferred Stock, the “Carrols Series B Shares”). The powers, preferences and rights of the Carrols Series B Shares are substantially similar to those of the Carrols Series A Shares (including, without limitation, that the Carrols Series B Shares are convertible into the same number of shares of Carrols’ common stock on an as-converted basis as the Carrols Series A Shares), except that the Carrols Series B Shares may be transferred by BKC to certain other entities that are both affiliates of BKC and either RBI or RBI LP, each an indirect parent of BKC (such affiliates of BKC and RBI or RBI LP, the “RBI Investors”) without the termination of the Rights (as defined below) that were previously granted solely to BKC pursuant to the Carrols Series A Certificate of Designation.

On November 30, 2018, in connection with the Exchange, Carrols (i) upon issuance of 100 shares of Carrols Series B Preferred Stock to BKC pursuant to a Certificate of Designation of Series B Preferred Stock, dated as of November 30, 2018 (the “Carrols Series B Certificate of Designations”) and (ii) upon receipt of the 100 Carrols Series A Shares, which constituted all of the shares of Carrols Series A Preferred Stock outstanding, retired the Carrols Series A Preferred Stock by filing a Certificate of Retirement of Series A Convertible Preferred Stock of Carrols (the “Carrols Series A Certificate of Retirement”) with the Secretary of State of Delaware as part of Carrols’ Certificate of Incorporation, in accordance with the DGCL. The Carrols Series A Certificate of Retirement permanently retires the Carrols Series A Preferred Stock and eliminates all references to the Carrols Series A Preferred Stock from Carrols’ Certificate of Incorporation.

Each of the Carrols Series B Shares is convertible into 94,145.80 shares of Carrols Common Stock, or an aggregate of 9,414,580 shares of Carrols Common Stock constituting approximately 20.3% of the outstanding shares of Carrols Common Stock (the “Carrols Series B Conversion Shares”) on an as-converted basis, after giving effect to the conversion of the Carrols Series B Preferred Stock (which is the exact same number of shares of Carrols Common Stock that the Carrols Series A Shares were convertible into).

The Carrols Series B Certificate of Designations provides that the RBI Investors will have certain rights (collectively the “BKC Rights”) including approval rights, so long as they collectively own greater than 10% of the outstanding shares of the Carrols Common Stock (on an as-converted basis) with regards to, among other things: (a) modifying Carrols’ organizational documents; (b) amending the size of Carrols’ Board of Directors; (c) authorizing or consummating any liquidation event (as defined in the Carrols Series B Certificate of Designations), except as permitted pursuant to the amended operating agreement; (d) engaging in any business other than the acquisition and operation of Burger King restaurants, except following a bankruptcy filing, reorganization or insolvency proceeding by or against BKC or RBI, which filing has not been dismissed within 60 days; and (e) issuing, in any single transaction or series of related transactions, shares of Carrols Common Stock in an amount exceeding 35% of the total number of shares of Carrols Common Stock outstanding immediately prior to the time of such issuance. The Carrols Series B Preferred Stock votes with the Carrols Common Stock on an as-converted basis and will provide for the right of the RBI Investors to elect two members of Carrols’ Board of Directors as Class B members until the until the date on which the number of shares of Carrols Common Stock into which the outstanding shares of Carrols Series B Preferred Stock held by the RBI Investors are then convertible constitutes less than 14.5% of the total number of outstanding shares of Carrols Common Stock (the “Carrols Class B Director Step-Down Date”). From the Carrols Class B Director Step-Down Date to the date on which the number of shares of Carrols Common Stock into which the outstanding shares of Carrols Series B Preferred Stock held by the RBI Investors are then convertible constitute less than 10% of the total number of outstanding shares of Carrols Common Stock, the RBI Investors will have the right to elect one member to Carrols’ Board of Directors as a Class B member. The Carrols Series B Preferred Stock will rank senior to the Carrols Common Stock with respect to rights on liquidation, winding-up and dissolution of Carrols. The Carrols Series B Preferred Stock will receive dividends and amounts upon a liquidation event (as defined in the Carrols Series B Certificate of Designations) on an as converted basis.

Each share of Carrols Series B Preferred Stock, issued and outstanding immediately prior to the Carrols Merger will automatically be exchanged into an equivalent corresponding share of NewCRG Series B Preferred Stock, having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of Carrols Series B Preferred Stock being converted.

NewCRG Series B Convertible Preferred Stock Registration Rights

In May 2012 Carrols and BKC entered into a registration rights agreement (the “BKC Registration Rights Agreement”), pursuant to which Carrols agreed to file one shelf registration statement on Form S-3 under the Securities Act covering the resale of at least 30% of the conversion shares as promptly as possible upon written request of BKC at any time after the 36-month anniversary of the closing of the acquisition. The BKC Registration Rights Agreement also provides that BKC may make up to three demands to register for the resale of at least 33.3% of the conversion shares held by BKC under the Securities Act on the date of the closing of the acquisition upon the written request by BKC at any time following the 30-month anniversary of the closing of the acquisition. The BKC Registration Rights Agreement also provides that whenever Carrols registers shares of Carrols Common Stock under the Securities Act (other than on a Form S-4 or Form S-8), BKC has the right as specified therein to register its conversion shares as part of that registration, provided, however, that such registration rights are subject to the rights of the managing underwriters, if any, to reduce or exclude certain conversion shares owned by BKC from an underwritten registration (and subject to certain rights of certain persons, including members of Carrols’ management that have piggyback registration rights). Except as otherwise provided in the BKC Registration Rights Agreement, the BKC Registration Rights Agreement requires us to pay for all costs and expenses, other than underwriting discounts, commissions and underwriters’ counsel fees, incurred in connection with the registration of Carrols Common Stock, stock transfer taxes and the expenses of BKC’s legal counsel in connection with the sale of the conversion shares, provided that Carrols will pay the reasonable fees and expenses of one counsel for BKC up to $50,000 in the aggregate for any registration thereunder, subject to the limitations set forth therein. Carrols will also agree to indemnify BKC against certain liabilities, including liabilities under the Securities Act. Carrols has also agreed, to the extent a shelf registration is effective, to file up to two prospectus supplements in connection with a block sale or non-marketed underwritten offering by BKC of Carrols Common Stock held by BKC and pay one half of the accounting and printing fees related thereto to the extent such sale or offering is for a sales price of no less than 90% of the average closing price of Carrols Common Stock for the five trading days ending immediately prior to such sale or offering and is not less than 300,000 shares of Carrols Common Stock.

The Exchange Agreement provides that Carrols Common Stock, issuable to BKC and the RBI Investors upon the conversion of the Carrols Series B Shares are to be included as “Registrable Securities,” as defined in the BKC Registration Rights Agreement, and which provides for certain registration rights for the shares of the Carrols’ Common Stock.

Effective upon the closing of the Carrols Merger, the BKC Registration Rights Agreement will be assigned to and assumed by NewCRG and all references to “Registrable Securities” referred to therein will refer to the corresponding securities of NewCRG.

Description of the NewCRG Series C Preferred Stock

Prior to the closing of the Carrols Merger, Carrols will file with the Delaware Secretary of State a Certificate of Designations for a Series C Convertible Preferred Stock, par value $0.01 per share(the “Carrols Series C Preferred Stock”) which will have the same the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the NewCRG Series C Preferred Stock.

As part of the consideration for the acquisition of Cambridge, NewCRG will issue 10,000 shares of NewCRG Series C Preferred Stock to Cambridge upon consummation of the Cambridge Merger.

See “Summary — NewCRG Series C Convertible Preferred Stock” for a description of the terms of the NewCRG Series C Preferred Stock.

Description of the Registration Rights and Stockholders’ Agreement

Simultaneously with the closing of the Mergers, NewCRG and Cambridge will enter into the Registration Rights and Stockholders’ Agreement pursuant to which NewCRG will agree to file one shelf registration statement on Form S-3 covering the resale of at least 30% of the “Registrable Shares upon written request of Cambridge at any time after the 24-month anniversary of the closing of the Mergers.

See “Summary — Registration Rights and Stockholders’ Agreement” for a description of the terms of the Registration Rights and Stockholders’ Agreement.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. Additional shares of our common stock or preferred stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of the Delaware General Corporate Law and Certain Provisions of Our Restated Certificate of Incorporation and Amended and Restated By-laws

Section 203 of the General Corporation Law of the State of Delaware. We are a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 provides that, subject to certain exceptions, we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•        prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine whether shares held under the plan will be tendered in a tender or exchange offer; or

•        at or subsequent to that time, the business combination is approved by our board of directors at an annual or special meeting of stockholders and not by written consent, and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or is an affiliate or associate of us and within the previous three years did own, 15% or more of our outstanding voting stock.

Section 203 generally makes it more difficult for a person who is or would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in our and their best interests.

Classified Board of Directors.    Our restated certificate of incorporation provides that our board of directors be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms.

Calling of Special Meeting of Stockholders.    Our restated certificate of incorporation and amended and restated by-laws, as amended, provide that special meetings of our stockholders may be called only by (1) our board of directors or chief executive officer for any purpose or (2) by the secretary if directed by the board of directors. Our restated certificate of incorporation and amended and restated by-laws provide that business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of such special meeting. Accordingly, our stockholders will not be entitled to take action by calling special meetings.

Adjournment of Stockholder Meetings.    Our amended and restated bylaws, as amended, provide that only the Chairman of the Board of Directors or other person presiding over any stockholder meeting may adjourn the meeting whether or not a quorum is present at the meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated by-laws, as amended, provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders provided, however, that in the event that the date of the annual meeting is advanced by more than thirty days, or delayed by more than seventy days, from such anniversary date, notice by the stockholder to be timely must be so delivered (a) not more than the one hundred twentieth day prior to such annual meeting and (b) not less than (i) the close of business on the later of the ninetieth day prior to such annual meeting or (ii) the tenth day following the day on which public announcement of the date of such meeting is first made by us. Our amended and restated by-laws will also specify requirements as to the form and content of a stockholder’s notice. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of ten days following the day on which public announcement is first made of the date of the special meeting or 90 days prior to the date that meeting is proposed to be held. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual or special meeting of stockholders.

Amendment or Alteration of Bylaws.    Stockholders may amend, alter, change or repeal provisions of our amended and restated bylaws, as amended, only by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter our amended and restated by-laws.

No Cumulative Voting.    Holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, holders of more than 50% of the shares of our common stock can, if they choose to do so, elect all of our directors to be elected by our common stockholders. In such event, holders of the remaining shares of our common stock will not be able to elect any directors.

Removal of Directors.    The board of directors may only remove a director from the board for cause and then only by action of a majority of the board. Subject to those rights, stockholders may only remove a director from our board of directors for cause, and then only by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors.

Amendment or Alteration of Restated Certificate of Incorporation.    Stockholders may amend, alter, change or repeal certain provisions of our restated certificate of incorporation by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter those provisions of our restated certificate of incorporation.

No Stockholder Action by Written Consent.    Our restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

Limitation on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•        for breach of duty of loyalty;

•        for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•        under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases or redemption); or

•        for transactions from which the director derived improper personal benefit.

Our restated certificate of incorporation and amended and restated by-laws, as amended, provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, Inc.

Listing

We anticipate that our common stock will be listed on The NASDAQ Global Market under the symbol “TAST.”

EXPERTS

The consolidated financial statements of Carrols Restaurant Group, Inc. as of December 30, 2018 and December 31, 2017, and for each of the three years in the period ended December 30, 2018, included in this prospectus and included elsewhere in the Registration Statement, and the effectiveness of Carrols Restaurant Group, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statement of Carrols Holdco Inc. as of February 15, 2019 (Formation Date) included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined balance sheets of the Cambridge Franchise Holdings Businesses as of December 31, 2017 and December 31 2018 and the related combined statements of operations, net investment and cash flows of the Cambridge Business for the twelve-month periods then ended have been audited by Ballenthin, Funk & Johnson, LLP, independent accountants, as set forth in their report thereon, and are included herein in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Carrols files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains an Internet website where you can access reports, proxy statements and other information about issuers, like Carrols that make electronic filings with the SEC, including Carrols. The address of that site is www.sec.gov.

NewCRG filed a registration statement on Form S-4 to register with the SEC the NewCRG Common Stock to be issued to Carrols stockholders in exchange for their Carrols Common Stock. This prospectus is a part of that registration statement and constitutes a prospectus of NewCRG. In addition, certain filings made by Carrols with the SEC are exhibits to this prospectus.

You can also find more information by visiting the Carrols and Cambridge websites at http://www.carrols.com, and http://www.cfh-llc.com, respectively. No information provided at either of these websites is incorporated into this prospectus or registration statement.

LEGAL MATTERS

Akerman LLP, counsel to Carrols, will pass on the validity of the NewCRG Common Stock to be issued to Carrols stockholders in exchange for their Carrols Common Stock.

Schedules other than those listed are omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Carrols Holdco Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Carrols Holdco Inc. (the “Company”) as of February 15, 2019 (Formation Date) and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 15, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Rochester, New York

March 27, 2019

We have served as the Company’s auditor since 2019.

CARROLS HOLDCO INC.
BALANCE SHEET

FEBRUARY 15, 2019 (Formation Date)

(In thousands, except share and per share data)

Assets
Cash	$—
Total assets	$—
Liabilities and Stockholder’s Equity
Commitments and contingencies
Equity:
Common stock, par value $0.01 per share, 1,000 shares authorized, issued and outstanding	$—
Total stockholder’s equity	—
Total Liabilities and Stockholder’s Equity	$—

See notes to balance sheet.

CARROLS HOLDCO INC.
NOTES TO BALANCE SHEET

1.      Organization

Carrols Holdco Inc. (“NewCRG”) was incorporated as a Delaware corporation on February 15, 2019. Pursuant to a reorganization, NewCRG will become a holding corporation whose assets are expected to include all of the outstanding equity interest of Carrols Restaurant Group, Inc. NewCRG will, through Carrols Restaurant Group, Inc., continue to conduct the business now conducted by Carrols Restaurant Group, Inc.

2.      Summary of Significant Accounting Policies

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. An income statement, cash flow statement and statement of changes in equity have not been presented as NewCRG has had no operations since inception.

3.      Stockholder’s Equity

NewCRG is authorized to issue 1,000 shares of common stock, par value $0.01 per share (“Common Stock”). Under NewCRG’s certificate of incorporation in effect as of February 15, 2019, all shares of Common Stock are identical. NewCRG has issued all 1,000 shares of Common Stock in exchange for $10.00, all of which were held by Carrols Restaurant Group, Inc. at March 27, 2019.

4.      Related Party Disclosure

Carrols Restaurant Group, Inc. beneficially owned approximately 100% of NewCRG’s outstanding common stock.

5.      Costs

In connection with this prospectus, NewCRG has or will incur legal, accounting, and related costs, which will be reimbursed by Carrols Restaurant Group, Inc. Through the date the balance sheet was available to be issued, NewCRG has incurred immaterial costs.

6.      Subsequent Events

NewCRG reviewed and evaluated subsequent events through March 27, 2019, the issuance date of NewCRG’s financial statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Carrols Restaurant Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Carrols Restaurant Group, Inc. and subsidiary (the “Company”) as of December 30, 2018 and December 31, 2017, the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 30, 2018, and the related notes and consolidated financial statement schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Rochester, New York

March 7, 2019

We have served as the Company’s auditor since 2005.

CARROLS RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 30, 2018 AND DECEMBER 31, 2017

(In thousands, except share and per share amounts)

	December 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$4,014	$29,412
Trade and other receivables	11,693	9,420
Inventories	10,396	9,373
Prepaid rent	1,880	5,134
Prepaid expenses and other current assets	6,695	6,622
Refundable income taxes	—	54
Total current assets	34,678	60,015
Property and equipment, net (Note 3)	289,817	274,098
Franchise rights, net (Note 4)	175,897	152,028
Goodwill (Note 4)	38,469	36,792
Franchise agreements, at cost less accumulated amortization of $12,022 and $11,028, respectively	24,414	23,192
Favorable leases, net (Note 4)	5,892	5,862
Deferred income taxes, net (Note 10)	28,291	27,647
Other assets	2,793	1,880
Total assets	$600,251	$581,514
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt (Note 8)	$1,948	$1,808
Accounts payable	29,143	29,245
Accrued interest	3,818	3,672
Accrued payroll, related taxes and benefits	28,719	26,635
Accrued real estate taxes	5,910	5,269
Other current liabilities	12,601	12,900
Total current liabilities	82,139	79,529
Long-term debt, net of current portion and deferred financing costs (Note 8)	276,823	278,519
Lease financing obligations	1,196	1,196
Deferred income — sale-leaseback of real estate (Note 7)	10,073	11,451
Accrued postretirement benefits (Note 17)	4,320	4,838
Unfavorable leases, net (Note 4)	12,348	13,111
Other liabilities (Note 6)	27,812	23,810
Total liabilities	414,711	412,454
Commitments and contingencies (Note 14)
Stockholders’ equity (Note 12):
Preferred stock, par value $.01; authorized 20,000,000 shares, issued and outstanding–100 shares	—	—
Voting common stock, par value $.01; authorized–100,000,000 shares, issued–36,538,903 and 36,158,711 shares, respectively, and outstanding–35,742,427 and 35,436,252 shares, respectively	357	354
Additional paid-in capital	150,459	144,650
Retained earnings	35,511	25,407
Accumulated other comprehensive loss (Note 17)	(646)	(1,210)
Treasury stock, at cost	(141)	(141)
Total stockholders’ equity	185,540	169,060
Total liabilities and stockholders’ equity	$600,251	$581,514

See accompanying notes to consolidated financial statements.

CARROLS RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(In thousands, except share and per share amounts)

	December 30, 2018	December 31, 2017	January 1, 2017
Restaurant sales	$1,179,307	$1,088,532	$943,583
Costs and expenses:
Cost of sales	326,308	304,593	250,112
Restaurant wages and related expenses	382,829	350,054	297,766
Restaurant rent expense (Note 7)	81,409	75,948	64,814
Other restaurant operating expenses	178,750	166,786	148,946
Advertising expense	48,340	44,677	41,299
General and administrative (including stock-based compensation expense of $5,812, $3,518 and $2,053, respectively)	66,587	60,348	54,956
Depreciation and amortization	58,468	54,159	47,295
Impairment and other lease charges (Note 5)	3,685	2,827	2,355
Other expense (income) (Notes 9 and 14)	(424)	(333)	338
Total operating expenses	1,145,952	1,059,059	907,881
Income from operations	33,355	29,473	35,702
Interest expense	23,638	21,710	18,315
Gain on bargain purchase (Note 2)	(230)	—	—
Income before income taxes	9,947	7,763	17,387
Provision (benefit) for income taxes (Note 10)	(157)	604	(28,085)
Net income	$10,104	$7,159	$45,472
Basic and diluted net income per share (Note 13)	$0.22	$0.16	$1.01
Weighted average common shares outstanding:
Basic	35,715,372	35,416,531	35,178,329
Diluted	45,319,971	44,976,514	44,851,345
Comprehensive income, net of tax:
Net income	$10,104	$7,159	$45,472
Other comprehensive income (loss)	564	(7)	(868)
Comprehensive income	$10,668	$7,152	$44,604

See accompanying notes to consolidated financial statements.

CARROLS RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(In thousands, except share and per share amounts)

	Common Stock		Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders Equity
	Shares	Amount
Balance at January 3, 2016	35,039,890	$350	$—	$139,083	$(30,958)	$(335)	$(141)	$107,999
Stock-based compensation	—	—	—	2,053	—	—	—	2,053
Vesting of non-vested shares and excess tax benefits	218,689	3	—	(3)	—	—	—	—
Net income	—	—	—	—	45,472	—	—	45,472
Change in postretirement benefit obligations, net of income tax benefit of $541 (Note 17)	—	—	—	—	—	(868)	—	(868)
Balance at January 1, 2017	35,258,579	353	—	141,133	14,514	(1,203)	(141)	154,656
Cumulative-effect adjustment from adoption of ASU 2016-09	—	—	—	—	3,734	—	—	3,734
Stock-based compensation	—	—	—	3,518	—	—	—	3,518
Vesting of non-vested shares and excess tax benefits	177,673	1	—	(1)	—	—	—	—
Net income	—	—	—	—	7,159	—	—	7,159
Change in postretirement benefit obligations, net of income tax benefit of $4 (Note 17)	—	—	—	—	—	(7)	—	(7)
Balance at December 31, 2017	35,436,252	354	—	144,650	25,407	(1,210)	(141)	169,060
Stock-based compensation	—	—	—	5,812	—	—	—	5,812
Vesting of non-vested shares	306,175	3	—	(3)	—	—	—	—
Net income	—	—	—	—	10,104	—	—	10,104
Change in postretirement benefit obligations, net of income tax of $186 (Note 17)	—	—	—	—	—	564	—	564
Balance at December 30, 2018	35,742,427	$357	$—	$150,459	$35,511	$(646)	$(141)	$185,540

See accompanying notes to consolidated financial statements.

CARROLS RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(In thousands)

	December 30, 2018	December 31, 2017	January 1, 2017
Cash flows from operating activities:
Net income	$10,104	$7,159	$45,472
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) on disposals of property and equipment	312	521	(549)
Stock-based compensation	5,812	3,518	2,053
Gain on bargain purchase (Note 2)	(230)	—	—
Impairment and other lease charges	3,685	2,827	2,355
Depreciation and amortization	58,468	54,159	47,295
Amortization of deferred financing costs	1,202	1,035	791
Amortization of bond premium	(913)	(459)	—
Amortization of deferred gains from sale-leaseback transactions	(1,584)	(1,626)	(1,788)
Deferred income taxes	(483)	574	(28,085)
Changes in other operating assets and liabilities:
Refundable income taxes	55	99	(153)
Trade and other receivables	(2,275)	(1,310)	(1,462)
Accounts payable	(926)	3,084	1,686
Accrued interest	146	996	4
Accrued payroll, related taxes and benefits	2,084	336	(1,553)
Other	5,312	1,870	(3,778)
Net cash provided by operating activities	80,769	72,783	62,288
Cash flows used for investing activities:
Capital expenditures:
New restaurant development	(23,171)	(14,759)	(8,228)
Restaurant remodeling	(31,951)	(33,504)	(65,767)
Other restaurant capital expenditures	(15,726)	(18,926)	(15,168)
Corporate and restaurant information systems	(4,887)	(6,327)	(4,936)
Total capital expenditures	(75,735)	(73,516)	(94,099)
Acquisition of restaurants, net of cash acquired (Note 2)	(38,102)	(37,923)	(48,088)
Proceeds from insurance recoveries	642	481	1,413
Properties purchased for sale-leaseback	(2,123)	(1,404)	(9,046)
Proceeds from sale-leaseback transactions	8,424	4,257	53,599
Net cash used for investing activities	(106,894)	(108,105)	(96,221)
Cash flows from financing activities:
Proceeds from issuance of 8% senior secured second lien notes	—	79,875	—
Borrowings under senior credit facility	17,000	183,250	129,000
Repayments under senior credit facility	(17,000)	(196,750)	(115,500)
Principal payments on capital leases	(1,811)	(1,651)	(1,480)
Proceeds from lease financing obligations	2,692	—	1,816
Financing costs associated with issuance of debt and lease financing obligations	(154)	(1,992)	(175)
Net cash provided by financing activities	727	62,732	13,661
Net increase (decrease) in cash and cash equivalents	(25,398)	27,410	(20,272)
Cash and cash equivalents, beginning of period	29,412	2,002	22,274
Cash and cash equivalents, end of period	$4,014	$29,412	$2,002

See accompanying notes to consolidated financial statements.

CARROLS RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(In thousands of dollars)

	December 30, 2018	December 31, 2017	January 1, 2017
Supplemental disclosures:
Interest paid on long-term debt	$23,098	$20,885	$17,415
Interest paid on lease financing obligations	$105	$119	$105
Accruals for capital expenditures	$7,605	$6,839	$4,032
Non-cash reduction of lease financing obligations	$2,538	$1,744	$—
Income taxes paid (refunded), net	$(270)	$(63)	$153
Capital lease obligations acquired or incurred	$49	$316	$583

See accompanying notes to consolidated financial statements.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

1. Basis of Presentation

Business Description.    At December 30, 2018 Carrols Restaurant Group, Inc. (“Carrols Restaurant Group”) operated, as franchisee, 849 restaurants under the trade name “Burger King®” in 18 Northeastern, Midwestern and Southeastern states.

Basis of Consolidation.    Carrols Restaurant Group is a holding company and conducts all of its operations through its wholly-owned subsidiary, Carrols Corporation (“Carrols”) and Carrols’ wholly-owned subsidiary, Carrols LLC, a Delaware limited liability company, and Carrols LLC’s wholly-owned subsidiary Republic Foods, Inc., a Maryland corporation (“Republic Foods”). The consolidated financial statements presented herein include the accounts of Carrols Restaurant Group and its wholly-owned subsidiary Carrols.

Unless the context otherwise requires, Carrols Restaurant Group, Carrols and Carrols LLC are collectively referred to as the “Company.” All intercompany transactions have been eliminated in consolidation.

Fiscal Year.    The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. The fiscal years ended December 30, 2018, December 31, 2017, and January 1, 2017 each contained 52 weeks.

Use of Estimates.    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates include: accrued occupancy costs, insurance liabilities, evaluation for impairment of long-lived assets and franchise rights, lease accounting matters, the valuation of acquired assets and liabilities and the valuation of deferred income tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents.    The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 30, 2018 and December 31, 2017, the Company had $2.3 million and $27.6 million respectively, invested in money market funds.

Inventories.    Inventories, consisting primarily of food, beverages, and paper supplies, are stated at the lower of cost determined on the first-in, first-out method or net realizable value. Net realizable value is determined as the estimated selling price in the normal course of business minus the cost of disposal and transportation.

Property and Equipment.    Property and equipment is recorded at cost. The Company capitalizes all direct costs incurred to develop, construct and substantially improve its restaurants. These costs are depreciated and charged to expense based upon their property classification when placed in service. Repairs and maintenance expenditures are expensed as incurred.

Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Owned buildings	9 to 30 years
Equipment	3 to 7 years
Computer hardware and software	3 to 7 years
Assets subject to capital leases	Shorter of useful life or lease term

Leasehold improvements are amortized over the shorter of their estimated useful lives or the underlying lease term. In circumstances where an economic penalty would be presumed by the non-exercise of one or more renewal options under the lease, the Company includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Company amortizes those improvements over the shorter of their useful life or the expected lease term. The expected lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option. Building costs incurred for new restaurants on leased land are amortized over the lease term, which is generally a period of twenty years.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

1. Basis of Presentation (cont.)

Business Combinations.    In accordance with ASC 805, the Company allocates the purchase price of an acquired business to its identifiable assets and liabilities based on the estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. The excess value of the net identifiable assets and liabilities acquired over the purchase price of an acquired business is recorded as a bargain purchase gain. The Company uses all available information to estimate fair values of identifiable intangible assets and property acquired. In making these determinations, the Company may engage an independent third party valuation specialist to assist with the valuation of certain leasehold improvements, franchise rights and favorable and unfavorable leases.

The Company estimates that the seller’s carrying value of acquired restaurant equipment, subject to certain adjustments is equivalent to fair value of this equipment at the date of the acquisition. The fair values of assumed franchise agreements are valued as if the remaining term of the agreement is at the market rate. The fair values of acquired land, buildings, certain leasehold improvements, and restaurant equipment subject to capital leases are determined using both the cost approach and market approach. The fair value of the favorable and unfavorable leases acquired, as well as the fair value of land, buildings, leasehold improvements, and restaurant equipment subject to capital leases acquired, is measured using significant inputs observable in the open market. The Company categorizes all such inputs as Level 2 inputs under ASC 820. The fair value of acquired franchise rights is primarily determined using the income approach, and unobservable inputs classified as Level 3 under ASC 820.

On May 30, 2012, the Company acquired 278 Burger King® restaurants from Burger King Corporation (“BKC”), including BKC’s assignment of its right of first refusal on franchise restaurant transfers in 20 states as follows: Connecticut (except Hartford county), Delaware, Indiana, Kentucky, Maine, Maryland, Massachusetts (except for Middlesex, Norfolk and Suffolk counties), Michigan, New Hampshire, New Jersey, New York (except for Bronx, Kings, Nassau, New York, Queens, Richmond, Suffolk and Westchester counties), North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, Washington DC and West Virginia, (the “ROFR”) pursuant to an operating agreement with BKC dated May 30, 2012, and as amended on January 26, 2015 and December 17, 2015. See also Note 19 - “Subsequent Events.”

Franchise Rights.    The Company determines the fair value of franchise rights based upon the acquired restaurants’ future earnings, discounting those earnings using an appropriate market discount rate and subtracting a contributory charge for net working capital, property and equipment and assembled workforce to determine the fair value attributable to these franchise rights. Amounts allocated to franchise rights for each acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements plus one twenty-year renewal period.

Franchise Agreements.    Fees for initial franchises and renewals are amortized using the straight-line method over the term of the agreement, which is generally twenty years.

Goodwill.    Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment at least annually as of the fiscal year end.

Favorable and Unfavorable Leases.    Favorable and unfavorable leases are due to the terms of acquired operating lease contracts being favorable or unfavorable relative to market terms of comparable leases on the acquisition date. Favorable and unfavorable leases are amortized as a component of rent expense on a straight-line basis over the remaining lease terms at the time of the acquisition.

Impairment of Long-Lived Assets.    The Company assesses the recoverability of property and equipment, franchise rights and other intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining useful lives through undiscounted future operating cash flows. Impairment is reviewed whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

1. Basis of Presentation (cont.)

Deferred Financing Costs.    Financing costs incurred in obtaining long-term debt and lease financing obligations are capitalized and amortized over the life of the related obligation as interest expense using the effective interest method. Long-term debt on the consolidated balance sheets is presented net of the unamortized amount of the financing costs related to long-term borrowings.

Leases.    All leases are reviewed for capital or operating classification at their inception. The majority of the Company’s leases are operating leases. Many of the lease agreements contain rent holidays, rent escalation clauses and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including any option periods included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are generally not considered minimum rent payments but are recognized as rent expense when incurred.

Lease Financing Obligations.    Lease financing obligations pertain to real estate sale-leaseback transactions accounted for under the financing method. The assets (land and building) subject to these obligations remain on the Company’s consolidated balance sheets at their historical costs and such assets (excluding land) continue to be depreciated over their remaining useful lives. The proceeds received by the Company from these transactions are recorded as lease financing obligations and the lease payments are applied as payments of principal and interest. The selection of the interest rate on lease financing obligations is evaluated at inception of the lease based on the Company’s incremental borrowing rate adjusted to the rate required to prevent recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term.

Revenue Recognition.    Revenues from Company restaurants, net of sales discounts are recognized when payment is tendered at the time of sale. Revenues are reported net of sales tax collected from customers and remitted to governmental taxing authorities.

Gift cards.    The Company sells gift cards in its restaurants that are issued under BKC’s gift card program. Proceeds from the sale of Burger King® gift cards at the Company’s restaurants are received by BKC. The Company recognizes revenue from gift cards upon redemption by the customer.

Income Taxes.    Deferred income tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the tax rates that are anticipated to be in effect when those differences reverse. The deferred tax provision generally represents the net change in deferred tax assets and liabilities during the period including any changes in valuation allowances. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established when it is necessary to reduce deferred tax assets to an amount for which realization is likely. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs.    All advertising costs are expensed as incurred.

Cost of Sales.    The Company includes the cost of food, beverage and paper, net of any vendor discounts and rebates, in cost of sales.

Pre-opening Costs.    The Company’s pre-opening costs generally include payroll costs and travel associated with the opening of a new restaurant, rent and promotional costs. For the years ended December 30, 2018 and December 31, 2017 and January 1, 2017, pre-opening costs were $0.6 million, $0.5 million and $0.3 million. These costs are expensed as incurred prior to a restaurant opening and are included in operating expenses in the accompanying consolidated statements of comprehensive income.

Insurance.    The Company is self-insured for workers’ compensation, general liability and medical insurance claims under policies where it pays all claims, subject to stop-loss limitations both for individual claims and in certain

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

1. Basis of Presentation (cont.)

cases claims in the aggregate. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims based on Company experience and other methods used to measure such estimates. The Company does not discount any of its self-insurance obligations.

Fair Value of Financial Instruments.    Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value is determined based on the following: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect our own assumptions. Financial instruments include cash and cash equivalents, trade and other receivables, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, trade and other receivables and accounts payable approximate fair value because of the short-term nature of these financial instruments. The fair value of the Carrols Restaurant Group 8.0% Senior Secured Second Lien Notes due 2022 is based on a recent trading value, which is considered Level 2, and at December 30, 2018 and December 31, 2017 was approximately $277.1 million and $290.5 million, respectively.

Fair value measurements of non-financial assets and non-financial liabilities are primarily used in the impairment analysis of long-lived assets, goodwill and intangible assets. Long-lived assets and definite-lived intangible assets are measured at fair value on a nonrecurring basis using Level 3 inputs. As described in Note 5, the Company recorded long-lived asset impairment charges of $2.7 million, $1.7 million and $1.0 million during the years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively.

Stock-Based Compensation.    The Company has an incentive stock plan under which incentive stock options, non-qualified stock options and non-vested shares may be granted to employees and non-employee directors. On an annual basis, the Company has granted non-vested shares under this plan. Non-vested shares granted to corporate employees and non-employee directors generally vest on a straight-line basis over three years.

For non-vested stock awards, the fair market value of the award, determined based upon the closing value of the Company’s stock price on the grant date, is recorded to compensation expense on a straight-line basis over the requisite service period. See Note 11 to the consolidated financial statements.

Concentrations of Credit Risk.    Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its day-to-day operating cash balances in interest-bearing transaction accounts at financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000. Although the Company maintains balances that exceed the federally insured limit, it has not experienced any losses related to these balances and believes its credit risk to be minimal.

Segment Information.    Operating segments are components of an entity for which separate financial information is available and is regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance. The Company’s chief operating decision maker currently evaluates the Company’s operations from a number of different operational perspectives; however resource allocation decisions are made based on the chief operating decision maker’s evaluation of the total Company operations. The Company derives all significant revenues from a single operating segment. Accordingly, the Company views the operating results of its Burger King® restaurants as one reportable segment.

Recently Issued Accounting Pronouncements Not Yet Adopted.    In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the accounting for goodwill by eliminating step 2 from the goodwill impairment test. Under the new ASU, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss will be recognized for the amount by which the carrying amount exceeds its fair value. This update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The Company believes that this pronouncement will have no impact on its consolidated financial statements and related disclosures.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

1. Basis of Presentation (cont.)

In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by issuing additional ASU’s that provide clarification and further guidance around areas identified as potential implementation issues. The new standard requires a lessee to recognize a liability for lease obligations, representing the discounted obligation to make minimum lease payments, and a corresponding right-of-use asset on the balance sheet for all leases with a term longer than 12 months.

The Company has adopted the new standard on December 31, 2018, the first day of fiscal 2019. The Company elected the optional transition method to initially apply the new lease standard at the adoption date and not adjust its comparative period consolidated financial statements. The Company will recognize a cumulative-effect adjustment to retained earnings of approximately $10.1 million on the date of adoption to eliminate the deferred gains on qualified sale-leaseback transactions. The Company has elected the package of three practical expedients, which permits the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company has not elected the use-of-hindsight or the practical expedient in determining lease term or impairment of right-of-use assets. In addition, the Company has elected a short-term lease exemption policy that permits the Company to not apply the recognition requirements of the new lease standard to leases with a term of 12 months or less. The Company has also elected an accounting policy to not separate lease and non-lease components for certain classes of leases.

The adoption of this ASU will have a material effect on our consolidated balance sheet and will impact the related disclosures. The Company is finalizing the impact of the standard on our accounting policies, processes, disclosures and internal control over financial reporting. Upon adoption, the Company expects to recognize lease liabilities of approximately $500 million to $550 million based on the present value of remaining minimum rental payments using the discount rate as of the effective date and corresponding right-of-use assets based upon the operating lease liabilities adjusted for prepaid and deferred non-level rents, unamortized deferred sale-leaseback gains, unamortized lease acquisition costs and unamortized favorable and unfavorable lease balances. As the impact of the standard is non–cash in nature, the Company does not anticipate its adoption having an impact on the consolidated statements of cash flows.

Recently Issued Accounting Pronouncements Adopted.    In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies certain elements of accounting for employee share-based payment transactions, including income tax consequences, the classification of awards as either equity or liabilities, and classification on the statement of cash flows. The Company adopted this ASU in the first quarter of 2017. Upon adoption of this ASU, the Company elected to change its accounting policy and account for forfeitures when they occur. The Company recorded a $3.7 million cumulative-effect adjustment in 2017 to increase deferred tax assets and retained earnings as a result of the recognition of excess tax benefits previously unrealized. Prior periods have not been adjusted for the adoption of this ASU.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU addresses the classification of certain cash receipts and payments in the statement of cash flows in order to eliminate diversity in practice. This update was adopted by the Company on January 1, 2018. The new guidance has not impacted the classification of cash receipts and cash payments in the Company’s consolidated financial statements and related disclosures.

In May 2014, the FASB issued amended guidance for revenue recognition. The new guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance and was adopted by the Company on January 1, 2018. The new guidance has not impacted the Company’s recognition of revenue from Company-operated restaurant sales and has no impact on the manner in which the Company recognizes revenue as the Company’s advertising fund and gift card program are run by its franchisor.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

2. Acquisitions

2018 Acquisitions

During the year ended December 30, 2018, the Company acquired a total of 44 restaurants from other franchisees, which are referred to as the “2018 acquired restaurants”, in the following transactions:

Closing Date	Number of Restaurants	Purchase Price	Market Location
February 13, 2018(1)	1	$—	New York
August 21, 2018(2)	2	1,666	Detroit, Michigan
September 5, 2018(2)	31	25,930	Western Virginia
October 2, 2018	10	10,506	South Carolina and Georgia
	44	$38,102

____________

(1)      This acquisition resulted in a bargain purchase gain because the fair value of net assets acquired, largely representing a franchise right asset of $0.3 million, exceeded the total fair value of consideration paid by $0.2 million. The Company recognized this gain and recorded it as “Gain on bargain purchase” in the consolidated statements of comprehensive income.

(2)      Acquisitions resulting from the exercise of the ROFR.

The Company allocated the aggregate purchase price to the net tangible and intangible assets acquired in the acquisitions at their estimated fair values. The following table summarizes the final allocation of the aggregate purchase price for the four 2018 acquisitions:

Inventory	$401
Restaurant equipment	2,092
Restaurant equipment - subject to capital lease	43
Leasehold improvements	1,329
Franchise fees	1,264
Franchise rights (Note 4)	31,275
Favorable leases (Note 4)	587
Deferred taxes	346
Goodwill (Note 4)	1,677
Capital lease obligations for restaurant equipment	(49)
Unfavorable leases (Note 4)	(624)
Accounts payable	(9)
Net assets acquired	$38,332

The results of operations for the restaurants acquired are included from the closing date of the respective acquisition. The 2018 acquired restaurants contributed restaurant sales of $16.9 million during the year ended December 30, 2018. It is impracticable to disclose net earnings for the post-acquisition periods as net earnings of these restaurants were not tracked on a collective basis due to the integration of administrative functions, including field supervision.

The pro forma impact on the results of operations for restaurants acquired in 2018 and 2017 is included below. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the restaurants acquired in 2018 and 2017 been consummated at the beginning of the periods presented, nor are they

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

2. Acquisitions (cont.)

necessarily indicative of any future consolidated operating results. The following table summarizes the Company’s unaudited proforma operating results:

	Year Ended
	December 30, 2018	December 31, 2017
Restaurant sales	$1,217,891	$1,170,627
Net income	$13,684	$12,464
Basic and diluted net income per share	$0.30	$0.28

This pro forma financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings or any integration costs related to the 2018 acquired restaurants. The proforma results exclude acquisition costs recorded as general and administrative expenses of $1.4 million and $1.8 million during the years ended December 30, 2018 and December 31, 2017, respectively.

2017 Acquisitions

During the year ended December 31, 2017, the Company acquired a total of 64 restaurants from other franchisees, which are referred to as the “2017 acquired restaurants”, in the following transactions:

Closing Date	Number of Restaurants	Purchase Price	Market Location
February 28, 2017	43	$20,366	Cincinnati, Ohio
June 5, 2017(1)	17	16,355	Baltimore, Maryland and Washington, DC
November 28, 2017	4	1,202	Maine
	64	$37,923

____________

(1)      Acquisition resulting from the exercise of the ROFR.

The Company allocated the aggregate purchase price to the net tangible and intangible assets acquired in the acquisitions at their estimated fair values. The following table summarizes the final allocation of the aggregate purchase price for the three 2017 acquisitions:

Trade and other receivables	$486
Inventory	616
Prepaid expenses	192
Other assets	52
Restaurant equipment	3,290
Restaurant equipment - subject to capital lease	264
Leasehold improvements	2,496
Franchise fees	1,315
Franchise rights (Note 4)	24,691
Favorable leases (Note 4)	1,100
Deferred taxes	(4,357)
Goodwill (Note 4)	13,923
Capital lease obligations for restaurant equipment	(316)
Unfavorable leases (Note 4)	(2,997)
Accounts payable	(880)
Accrued payroll, related taxes and benefits	(270)
Other liabilities	(1,682)
Net assets acquired	$37,923

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

2. Acquisitions (cont.)

The results of operations for the restaurants acquired are included from the closing date of the respective acquisition. The 2017 acquired restaurants contributed restaurant sales of $90.2 million and $64.9 million during the years ended December 30, 2018 and December 31, 2017, respectively. It is impracticable to disclose net earnings for the post-acquisition periods as net earnings of these restaurants were not tracked on a collective basis due to the integration of administrative functions, including field supervision.

The pro forma impact on the results of operations for restaurants acquired in 2017 and 2016 is included below. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the restaurants acquired in 2017 and 2016 been consummated at the beginning of the periods presented, nor are they necessarily indicative of any future consolidated operating results. The following table summarizes the Company’s unaudited proforma operating results:

	Year Ended
	December 31, 2017	January 1, 2017
Restaurant sales	$1,114,642	$1,071,437
Net income	$9,546	$52,730	(1)
Basic and diluted net income per share	$0.21	$1.18

____________

(1)      Includes a tax benefit of $30.4 million for the reversal of the Company’s valuation allowance on its net deferred income tax assets (see Note 10).

This pro forma financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings or any integration costs related to the 2017 acquired restaurants. The proforma results exclude acquisition costs recorded as general and administrative expenses of $1.8 million and $1.6 million during the years ended December 31, 2017 and January 1, 2017, respectively.

2016 Acquisitions

During the year ended January 1, 2017, the Company acquired a total of 56 restaurants from other franchisees, which are referred to as the “2016 acquired restaurants”, in the following transactions:

Closing Date	Number of Restaurants	Purchase Price	Number of Fee-Owned Restaurants(1)	Market Location
February 23, 2016(2)	12	$7,127		Scranton/Wilkes-Barre, Pennsylvania
May 25, 2016	6	12,080	5	Detroit, Michigan
July 14, 2016(2)	4	5,445	3	Detroit, Michigan
August 23, 2016	7	8,755	6	Portland, Maine
October 4, 2016	3	1,623		Raleigh, North Carolina
November 15, 2016	17	7,251		Pittsburgh and Johnstown, Pennsylvania
December 1, 2016	7	5,807	1	Columbus, Ohio
	56	$48,088	15

____________

(1)      The 2016 acquisitions included the purchase of 15 fee-owned properties of which fourteen were sold in sale-leaseback transactions during 2016 for net proceeds of $19.1 million.

(2)      Acquisitions resulting from the exercise of the ROFR.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

2. Acquisitions (cont.)

The Company allocated the aggregate purchase price to the net tangible and intangible assets acquired in the acquisitions at their estimated fair values. The following table summarizes the final allocation of the aggregate purchase price for the seven 2016 acquisitions:

Inventory	$558
Land and buildings	19,387
Restaurant equipment	1,599
Restaurant equipment - subject to capital lease	435
Leasehold improvements	2,464
Franchise fees	1,121
Franchise rights	21,202
Favorable leases	390
Deferred taxes	216
Goodwill	2,431
Capital lease obligations for restaurant equipment	(492)
Unfavorable leases	(1,152)
Other liabilities	(71)
Net assets acquired	$48,088

The results of operations for the restaurants acquired are included from the closing date of the respective acquisition. The 2016 acquired restaurants contributed restaurant sales of $70.8 million and $28.6 million during the years ended December 31, 2017 and January 1, 2017, respectively. It is impracticable to disclose net earnings for the post-acquisition periods as net earnings of these restaurants were not tracked on a collective basis due to the integration of administrative functions, including field supervision.

The pro forma impact on the results of operations for restaurants acquired in 2016 is included below. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the restaurants acquired in 2016 been consummated at the beginning of the period presented, nor are they necessarily indicative of any future consolidated operating results. The following table summarizes the Company’s unaudited proforma operating results:

Year ended
January 1, 2017
Restaurant sales	$984,164
Net income	$48,264 (1)
Basic and diluted net income per share	$1.07

____________

(1)      Includes a tax benefit of $30.4 million for the reversal of the Company’s valuation allowance on its net deferred income tax assets (see Note 10).

This pro forma financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings or any integration costs related to the 2016 acquired restaurants. The proforma results exclude acquisition costs recorded as general and administrative expenses of $1.6 million during the year ended January 1, 2017.

Acquired Intangible Assets

Goodwill recorded in connection with the acquisitions in 2018, 2017 and 2016 represents costs in excess of fair values assigned to the underlying net assets of acquired restaurants. Acquired goodwill that is expected to be deductible for income tax purposes was $0.5 million in 2018, $6.7 million in 2017 and $1.8 million in 2016.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

2. Acquisitions (cont.)

The weighted average amortization period of the intangible assets acquired is as follows:

	2018 Acquisitions	2017 Acquisitions	2016 Acquisitions
Favorable leases	17.2	15.2	15.4
Unfavorable leases	18.3	14.3	12.0
Franchise rights	31.6	27.9	28.0

3. Property and Equipment

Property and equipment at December 30, 2018 and December 31, 2017 consisted of the following:

	December 30, 2018	December 31, 2017
Land	$8,779	$8,659
Owned buildings	9,488	9,950
Leasehold improvements	339,180	301,091
Equipment	244,446	227,284
Assets subject to capital leases	16,797	16,874
	618,690	563,858
Less accumulated depreciation and amortization	(328,873)	(289,760)
	$289,817	$274,098

Assets subject to capital leases primarily pertain to buildings leased for certain restaurant locations and certain leases of restaurant equipment and had accumulated amortization at December 30, 2018 and December 31, 2017 of $13.7 million and $12.2 million, respectively. Depreciation expense for all property and equipment for the years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $49.3 million, $45.7 million and $39.9 million, respectively.

4. Intangible Assets

Goodwill.    The Company is required to review goodwill for impairment annually, or more frequently, when events and circumstances indicate that the carrying amount may be impaired. If the determined fair value of goodwill is less than the related carrying amount, an impairment loss is recognized. The Company performs its annual impairment assessment as of the last day of the fiscal year. In performing its goodwill impairment test, the Company compared the net book value of its reporting unit to its estimated fair value, the latter determined by employing a combination of a discounted cash flow analysis and a market-based approach. There have been no recorded goodwill impairment losses during the years ended December 30, 2018, December 31, 2017 and January 1, 2017.

Goodwill at January 1, 2017	$22,869
Acquisitions of restaurants (Note 2)	13,923
Goodwill at December 31, 2017	36,792
Acquisitions of restaurants (Note 2)	1,677
Goodwill at December 30, 2018	$38,469

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

4. Intangible Assets (cont.)

Franchise Rights.    Amounts allocated to franchise rights for each acquisition of Burger King® restaurants are amortized using the straight-line method over the average remaining term of the acquired franchise agreements plus one twenty-year renewal period. The following is a summary of the Company’s franchise rights as of the respective balance sheet dates:

	December 30, 2018		December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Franchise rights	$283,918	$108,021	$252,643	$100,615

Amortization expense related to franchise rights for the years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $7.4 million, $6.8 million and $5.9 million, respectively, and the Company expects annual amortization to be $8.1 million in each of the next five fiscal years. No impairment charges were recorded related to the Company’s franchise rights during the years ended December 30, 2018, December 31, 2017 and January 1, 2017.

Favorable and Unfavorable Leases.    Amounts allocated to favorable and unfavorable leases are being amortized using the straight-line method over the remaining terms of the underlying lease agreements as a net reduction of restaurant rent expense. The following is a summary of the Company’s favorable and unfavorable leases as of the respective balance sheet dates, which are included as assets and liabilities, respectively, on the accompanying consolidated balance sheets:

	December 30, 2018		December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Favorable leases	$8,148	$2,256	$7,805	$1,943
Unfavorable leases	$18,423	$6,075	$18,164	$5,053

The net reduction of rent expense related to the amortization of favorable and unfavorable leases for the years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $0.8 million, $0.9 million and $0.9 million, respectively, and the Company expects the net reduction of rent expense to be $0.8 million in 2019, $0.7 million in 2020, $0.6 million in 2021, $0.6 million in 2022 and $0.7 million in 2023.

5. Impairment of Long-Lived Assets and Other Lease Charges

The Company reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. If an indicator of impairment exists for any of its assets, an estimate of the undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, the Company then determines the fair value of the asset and if an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value. For closed restaurant locations, the Company reviews the future minimum lease payments and related ancillary costs from the date of the restaurant closure to the end of the remaining lease term and records a lease charge for the lease liabilities to be incurred, net of any estimated sublease recoveries.

The Company determined the fair value of restaurant equipment, for those restaurants reviewed for impairment, based on current economic conditions and the Company’s history of transferring these assets in the operation of its business. These fair value asset measurements rely on significant unobservable inputs and are considered Level 3 in the fair value hierarchy.

During the year ended December 30, 2018, the Company recorded impairment and other lease charges of $3.7 million consisting of $0.4 million of capital expenditures at previously impaired restaurants, $0.4 million related

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

5. Impairment of Long-Lived Assets and Other Lease Charges (cont.)

to initial impairment charges for six underperforming restaurants, $1.9 million related to the write-off of defective product holding unit kitchen equipment that was replaced, losses of $0.8 million associated with sale-leaseback transactions of four restaurant properties, and other lease charges of $0.2 million.

During the year ended December 31, 2017, the Company recorded impairment and other lease charges of $2.8 million including $0.7 million for capital expenditures at previously impaired restaurants, $1.1 million related to initial impairment charges for five underperforming restaurants, $0.9 million of other lease charges primarily due to four restaurants and an acquired administrative office closed during the period and a loss of $0.1 million associated with the sale-leaseback of one restaurant property.

During the year ended January 1, 2017, the Company recorded impairment and other lease charges of $2.4 million including $0.9 million for capital expenditures at previously impaired restaurants, $0.2 million related to initial impairment charges for four underperforming restaurants and losses of $1.2 million associated with the sale-leaseback of seven restaurant properties.

The following table presents the activity in the accrual for closed restaurant locations:

	December 30, 2018	December 31, 2017
Balance, beginning of year	$2,028	$1,513
Provisions for closures	249	1,174
Changes in estimates of accrued costs	(147)	81
Payments, net	(889)	(862)
Other adjustments, including the effect of discounting future obligations	111	122
Balance, end of year	$1,352	$2,028

Changes in estimates of accrued costs primarily relate to revisions of terminations of certain closed restaurant leases, changes in assumptions for sublease income assumptions and other costs.

6. Other Liabilities, Long-Term

Other liabilities, long-term, at December 30, 2018 and December 31, 2017 consisted of the following:

	December 30, 2018	December 31, 2017
Deferred rent	$16,610	$14,040
Other accrued occupancy costs	3,074	3,189
Accrued workers’ compensation and general liability claims	4,398	3,353
Deferred compensation	3,610	3,053
Other	120	175
	$27,812	$23,810

Other accrued occupancy costs above include long-term obligations pertaining to closed restaurant locations and unamortized lease incentives.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

7. Leases

The Company utilizes land and buildings in its operations under various lease agreements. The Company does not consider any one of these individual leases material to the Company’s operations. Initial lease terms are generally for twenty years and, in many cases, provide for renewal options and in most cases rent escalations. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. For most locations, the Company is obligated for occupancy related costs including payment of property taxes, insurance and utilities.

During the years ended December 30, 2018, December 31, 2017 and January 1, 2017, the Company sold 5, 3 and 38 restaurant properties, respectively, in sale-leaseback transactions for net proceeds of $8.4 million, $4.3 million and $53.6 million, respectively. These leases have been classified as operating leases and generally contain a twenty-year initial term plus renewal options.

Deferred gains from sale-leaseback transactions of restaurant properties of $206, $716 and $1,480 were recognized during the years ended December 30, 2018, December 31, 2017, and January 1, 2017, respectively, and are being amortized over the term of the related leases. The amortization of deferred gains from sale-leaseback transactions were $1.6 million, $1.6 million and $1.8 million for the years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively.

Minimum rent commitments under capital and non-cancelable operating leases at December 30, 2018 were as follows:

Fiscal year ending:	Capital	Operating
December 29, 2019	$2,180	$73,304
January 3, 2021	1,454	71,764
January 2, 2022	345	70,607
January 1, 2023	190	70,160
December 31, 2023	68	69,221
Thereafter	129	640,793
Total minimum lease payments	4,366	$995,849
Less amount representing interest	(425)
Total obligations under capital leases	3,941
Less current portion	(1,948)
Long-term obligations under capital leases	$1,993

Total rent expense on operating leases, including contingent rent on both operating and capital leases, was as follows:

	Year ended
	December 30, 2018	December 31, 2017	January 1, 2017
Minimum rent on real property	$72,206	$68,329	$59,076
Contingent rent on real property	9,203	7,619	5,738
Restaurant rent expense	81,409	75,948	64,814
Administrative and equipment rent	273	328	267
	$81,682	$76,276	$65,081

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

8. Long-term Debt

Long-term debt at December 30, 2018 and December 31, 2017 consisted of the following:

	December 30, 2018	December 31, 2017
Collateralized:
Carrols Restaurant Group 8% Senior Secured Second Lien Notes	$275,000	$275,000
Capital leases	3,941	5,681
	278,941	280,681
Less: current portion of capital leases	(1,948)	(1,808)
Less: deferred financing costs	(3,673)	(4,770)
Add: bond premium	3,503	4,416
Total Long-term Debt	$276,823	$278,519

8% Notes.    On April 29, 2015, the Company issued $200.0 million of 8.0% Senior Secured Second Lien Notes due 2022 (the “Existing Notes”) pursuant to an indenture dated as of April 29, 2015 governing such notes. On June 23, 2017, the Company issued an additional $75.0 million principal amount of 8.0% Senior Secured Second Lien Notes due 2022 (the “Additional Notes” and together with the “Existing Notes”, the “8% Notes”) for net proceeds of $35.5 million, after repayment of outstanding revolving credit borrowings of $42.6 million and transaction fees of $1.8 million. The 8% Notes mature and are payable on May 1, 2022. Interest is payable semi-annually on May 1 and November 1 commencing November 1, 2015. The 8% Notes are guaranteed by the Company’s subsidiaries and are secured by second-priority liens on substantially all of the Company’s and its subsidiaries’ assets (including a pledge of all of the capital stock and equity interests of its subsidiaries).

The 8% Notes are redeemable at the option of the Company in whole or in part at any time after May 1, 2018 at a price of 104% of the principal amount plus accrued and unpaid interest, if any, if redeemed before May 1, 2019, 102% of the principal amount plus accrued and unpaid interest, if any, if redeemed after May 1, 2019 but before May 1, 2020 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after May 1, 2020.

The 8% Notes are jointly and severally guaranteed, unconditionally and in full by the Company’s subsidiaries which are directly or indirectly 100% owned by the Company. Separate condensed consolidating information is not included because Carrols Restaurant Group is a holding company that has no independent assets or operations. There are no significant restrictions on its ability or any of the guarantor subsidiaries’ ability to obtain funds from its respective subsidiaries. All consolidated amounts in our financial statements are representative of the combined guarantors.

The indenture governing the 8% Notes includes certain covenants, including limitations and restrictions on the Company and its subsidiaries who are guarantors under such indenture to, among other things: incur indebtedness or issue preferred stock; incur liens; pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments; sell assets; agree to payment restrictions affecting certain subsidiaries; enter into transaction with affiliates; or merge, consolidate or sell substantially all of the Company’s assets.

The indenture governing the 8% Notes and the security agreement provide that any capital stock and equity interests of any of the Company’s subsidiaries will be excluded from the collateral to the extent that the par value, book value or market value of such capital stock or equity interests exceeds 20% of the aggregate principal amount of the 8% Notes then outstanding.

The indenture governing the 8% Notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under the 8% Notes and the indenture governing the 8% Notes if there is a default under any of the Company’s indebtedness having an outstanding principal amount of $20.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

8. Long-term Debt (cont.)

Senior Credit Facility.    On May 30, 2012, the Company entered into a senior credit facility, which has a maturity date of February 12, 2021, and was most recently amended on June 20, 2017 to increase the permitted indebtedness of our second lien notes to a principal amount not to exceed $300.0 million in order to provide for the additional $75.0 million of the 8% Notes issued on June 23, 2017. On January 13, 2017, the senior credit facility was amended to, among other things, provide for maximum revolving credit borrowings of up to $73.0 million (including $20.0 million available for letters of credit). The amended senior credit facility also provides for potential incremental borrowing increases of up to $25.0 million, in the aggregate. As of December 30, 2018, there were no revolving credit borrowings outstanding and $11.6 million of letters of credit were issued under the amended senior credit facility. After reserving for issued letters of credit and outstanding revolving credit borrowings, $61.4 million was available for revolving credit borrowings under the amended senior credit facility.

Borrowings under the amended senior credit facility bear interest at a rate per annum, at the Company’s option, based on (all terms as defined in the Company’s amended senior credit facility):

(i)     the Alternate Base Rate plus the applicable margin of 1.75% to 2.75% based on the Company’s Adjusted Leverage Ratio, or

(ii)    the LIBOR Rate plus the applicable margin of 2.75% to 3.75% based on the Company’s Adjusted Leverage Ratio.

At December 30, 2018, the Company’s Alternate Base Rate margin was 1.75% and the LIBOR Rate margin was 2.75% based on the Company’s Adjusted Leverage Ratio at the end of the third quarter of 2018.

The Company’s obligations under the amended senior credit facility are guaranteed by its subsidiaries and are secured by first priority liens on substantially all of the assets of the Company and its subsidiaries, including a pledge of all of the capital stock and equity interests of its subsidiaries.

Under the amended senior credit facility, the Company is required to make mandatory prepayments of borrowings in the event of dispositions of assets, debt issuances and insurance and condemnation proceeds (all subject to certain exceptions).

The amended senior credit facility contains certain covenants, including without limitation, those limiting the Company’s and its subsidiaries’ ability to, among other things, incur indebtedness, incur liens, sell or acquire assets or businesses, change the character of its business in all material respects, engage in transactions with related parties, make certain investments, make certain restricted payments or pay dividends. In addition, the amended senior credit facility requires the Company to meet certain financial ratios, including a Fixed Charge Coverage Ratio, Adjusted Leverage Ratio and First Lien Leverage Ratio (all as defined under the amended senior credit facility). The Company was in compliance with the covenants under its senior credit facility at December 30, 2018.

The amended senior credit facility contains customary default provisions, including that the lenders may terminate their obligation to advance and may declare the unpaid balance of borrowings, or any part thereof, immediately due and payable upon the occurrence and during the continuance of customary defaults which include, without limitation, payment default, covenant defaults, bankruptcy type defaults, cross-defaults on other indebtedness, judgments or upon the occurrence of a change of control.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

8. Long-term Debt (cont.)

At December 30, 2018, principal payments required on long-term debt, including capital leases, were as follows:

Fiscal year ending:
December 29, 2019	$1,948
January 3, 2021	1,357
January 2, 2022	301
January 1, 2023	275,169
December 31, 2023	56
Thereafter	110
$278,941

The weighted average interest rate on all debt, excluding lease financing obligations, for the years ended December 30, 2018, December 31, 2017 and January 1, 2017 was 7.9%, 7.7% and 7.9%, respectively. Interest expense on the Company’s long-term debt, excluding lease financing obligations, was $23.5 million, $21.6 million and $18.2 million for the years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively.

9. Other Expense (Income)

In 2018 and 2017, the Company recorded net gains of $0.4 million and $0.3 million, respectively, primarily related to insurance recoveries from fires at two restaurants.

In 2016, the Company recorded net gains of $1.2 million related to property insurance recoveries from fires at two restaurants, a gain of $0.5 million related to a settlement for a partial condemnation on one of its operating restaurant properties and expense of $1.85 million related to a settlement of litigation as discussed in Note 14.

10. Income Taxes

The provision (benefit) for income taxes was comprised of the following:

	Year ended
	December 30, 2018	December 31, 2017	January 1, 2017
Current:
Federal	$—	$—	$—
State	326	30	—
	326	30	—

Deferred:
Federal	(598)	(219)	1,297
State	115	793	992
	(483)	574	2,289
Change in valuation allowance	—	—	(30,374)
Provision (benefit) for income taxes	$(157)	$604	$(28,085)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

10. Income Taxes (cont.)

The components of deferred income tax assets and liabilities at December 30, 2018 and December 31, 2017 were as follows:

	December 30, 2018	December 31, 2017
Deferred income tax assets:
Deferred income on sale-leaseback of certain real estate	$2,505	$2,848
Lease financing obligations	182	173
Postretirement benefit obligations	935	877
Stock-based compensation expense	1,326	827
Federal net operating loss carryforwards	18,955	17,730
State net operating loss carryforwards	3,902	4,095
Goodwill and other intangibles, net	1,301	1,590
Occupancy costs	6,091	5,863
Tax credit carryforwards	28,827	24,982
Accrued vacation benefits	2,060	1,851
Accrued workers compensation	1,189	1,141
Accumulated other comprehensive income-postretirement benefits	140	326
Other	1,983	1,706
Net deferred income tax assets	$69,396	$64,009

Deferred income tax liabilities:
Inventory and other reserves	(167)	(116)
Property and equipment depreciation	(19,870)	(15,701)
Franchise rights	(21,068)	(20,545)
Total deferred income tax liabilities	$(41,105)	$(36,362)

Carrying value of net deferred income tax assets	$28,291	$27,647

The Company’s federal net operating loss carryforwards generated prior to December 31, 2017 expire beginning in 2033. As of December 30, 2018, the Company had federal net operating loss carryforwards of approximately $89.6 million. The Company’s state net operating loss carryforwards expire beginning in 2019 through 2038.

In 2014, the Company recorded a valuation allowance on all of its net deferred tax assets. During the fourth quarter of 2016, the Company evaluated evidence to consider the reversal of the valuation allowance on its net deferred income tax assets and determined in the fourth quarter of fiscal 2016 that there was sufficient positive evidence to conclude that it is more likely than not its deferred income tax assets are realizable. In determining the likelihood of future realization of the deferred income tax assets as of January 1, 2017, the Company considered both positive and negative evidence and weighted the effect of such evidence based upon its objectivity as required by ASC 740. As a result, the Company believed that the weight of the positive evidence, including the cumulative income position in the three most recent years as of January 1, 2017 (as adjusted for non-recurring items and permanent differences between book and tax) and forecasts for a sustained level of future taxable income, was sufficient to overcome the weight of the negative evidence, and recorded a $30.4 million tax benefit to release the full valuation allowance against the Company’s deferred income tax assets in the fourth quarter of 2016.

The Company has performed the required assessment of positive and negative evidence regarding the realization of deferred income tax assets in accordance with ASC 740 at December 31, 2018 and December 31, 2017. In determining the likelihood of future realization of the deferred income tax assets as of December 30, 2018 and December 31, 2017 the Company considered both positive and negative evidence and weighted the effect of such evidence based upon it’s objectivity. The Company believes that the weight of the positive evidence, including the cumulative income position

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

10. Income Taxes (cont.)

in the three most recent years (as adjusted for non-recurring items and permanent differences between book and tax) and forecasts for a sustained level of future taxable income, is sufficient to overcome the weight of the negative evidence and concludes that it does not need to record a valuation allowance against its deferred income tax assets.

A reconciliation of the statutory federal income tax provision to the income tax provision (benefit) for the years ended December 30, 2018, December 31, 2017, and January 1, 2017 was as follows:

	Year ended
	December 30, 2018	December 31, 2017	January 1, 2017
Statutory federal income tax provision	$2,089	$2,717	$6,085
State income taxes, net of federal benefit	325	572	403
Change in valuation allowance	—	—	(30,374)
Employment tax credits	(3,059)	(1,947)	(5,408)
Non-deductible expenses	415	336	965
Federal rate change	—	(762)	—
Miscellaneous	73	(312)	244
Provision (benefit) for income taxes	$(157)	$604	$(28,085)

The Company’s policy is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. At December 30, 2018 and December 31, 2017, the Company had no unrecognized tax benefits and no accrued interest related to uncertain tax positions. The tax years 2013 - 2018 remain open to examination by the major taxing jurisdictions to which the Company is subject. Although it is not reasonably possible to estimate the amount by which unrecognized tax benefits may increase within the next twelve months due to uncertainties regarding the timing of examinations, the Company does not expect unrecognized tax benefits to significantly change in the next twelve months.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act reduces the corporate tax rate to 21% from 35% while retaining the employment tax credits the Company is eligible for. In addition, the Act provides for one hundred percent expensing of certain qualified property placed in service after September 27, 2017.

The Company recorded a $0.8 million discrete tax benefit in 2017 to remeasure its net deferred taxes due to the lowering of the Federal income tax statutory rate to 21% under the Act. The measurement of general business credits, which are a large component of offsetting deferred tax assets, was not affected by the Act with the exception of making a final determination on whether or not to opt out of the one hundred percent expensing provision.

The benefit for income taxes for the year ended December 30, 2018 contains net discrete tax adjustments of $0.1 million of income tax expense.

11. Stock-Based Compensation

2016 Stock Incentive Plan. In 2016, the Company adopted a stock plan entitled the 2016 Stock Incentive Plan (the “2016 Plan”) and reserved and authorized a total of 4,000,000 shares of common stock for grant thereunder. As of December 30, 2018, 3,274,873 shares were available for future grant or issuance.

On January 15, 2018, the Company granted 350,000 non-vested shares of stock to officers of the Company. These shares vest over their three-year vesting period. In addition, during 2018 the Company issued an aggregate of 30,192 non-vested shares of common stock to non-employee directors. The non-vested stock awards vest over three years, provided that the participant has continuously remained a director of the Company.

On January 15, 2017, the Company granted 340,000 non-vested shares of stock to officers of the Company. These shares vest over their three-year vesting period. In addition, during 2017 the Company issued an aggregate of

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

11. Stock-Based Compensation (cont.)

26,580 non-vested shares of common stock to non-employee directors. The non-vested stock awards vest over three years, provided that the participant has continuously remained a director of the Company.

Stock-based compensation expense for the years ended December 30, 2018, December 31, 2017, and January 1, 2017 was $5.8 million, $3.5 million and $2.1 million, respectively.

A summary of all non-vested share activity for the year ended December 30, 2018 was as follows:

	Shares	Weighted Average Grant Date Price
Non-vested at December 31, 2017	722,459	$12.76
Granted	380,192	$13.25
Vested	(306,175)	$12.43
Non-vested at December 30, 2018	796,476	$13.12

The fair value of the non-vested shares is based on the closing price of the Company’s common stock on the date of grant. As of December 30, 2018, total non-vested stock-based compensation expense was approximately $6.0 million and the remaining weighted average vesting period for non-vested shares was 1.4 years.

12. Stockholders’ Equity

Preferred Stock. In 2012, Carrols Restaurant Group issued to BKC 100 shares of Series A Convertible Preferred Stock pursuant to a certificate of designation. These shares are convertible into 9,414,580 shares of Carrols Restaurant Group Common Stock (“Carrols Common Stock”). In 2018, Carrols Restaurant Group exchanged the Series A Convertible Preferred Stock for Series B Convertible Preferred Stock, with substantially the same, powers, preferences and rights of the shares of Series A Convertible Preferred Stock, except to provide that such shares will be transferrable by BKC solely to certain of its affiliates or subsidiaries.

The Preferred Stock ranks senior to Carrols Common Stock with respect to rights on liquidation, winding-up and dissolution of Carrols Restaurant Group. The Preferred Stock is perpetual, will receive any dividends and amounts upon a liquidation event on an as converted basis, does not pay interest and has no mandatory prepayment features.

BKC also has certain approval and voting rights as set forth in the certificate of designation for the Preferred Stock so long as it owns greater than 10.0% of the outstanding shares of Carrols Common Stock (on an as-converted basis). The Preferred Stock will vote with the Company’s common stock on an as converted basis and provides for the right of BKC to elect (a) two members to the Company’s board of directors until the date on which the number of shares of common stock into which the outstanding shares of the Preferred Stock held by BKC are then convertible constitutes less than 14.5% of the total number of outstanding shares of common stock and (b) one member to the Company’s board of directors until BKC owns Preferred Stock (on an as converted basis) of less than 10.0% of the total number of outstanding shares of common stock.

13. Net Income per Share

The Company applies the two-class method to calculate and present net income per share. The Company’s non-vested share awards and Series B Convertible Preferred Stock issued to BKC contain non-forfeitable rights to dividends and are considered participating securities for purposes of computing net income per share pursuant to the two-class method. Under the two-class method, net earnings are reduced by the amount of dividends declared (whether paid or unpaid) and the remaining undistributed earnings are then allocated to common stock and participating securities, based on their respective rights to receive dividends.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

13. Net Income per Share (cont.)

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding for the reporting period. Diluted net income per share reflects additional shares of common stock outstanding, where applicable, calculated using the treasury stock method or the two-class method.

The following table sets forth the calculation of basic and diluted net income per share:

	Year ended
	December 30, 2018	December 31, 2017	January 1, 2017
Basic net income per share:
Net income	$10,104	$7,159	$45,472
Less: Income attributable to non-vested shares	(178)	(118)	(616)
Less: Income attributable to preferred stock	(2,071)	(1,479)	(9,461)
Net income available to common stockholders	$7,855	$5,562	$35,395
Weighted average common shares outstanding	35,715,372	35,416,531	35,178,329
Basic net income per share	$0.22	$0.16	$1.01
Diluted net income per share:
Net income	$10,104	$7,159	$45,472
Weighted average common shares outstanding	35,715,372	35,416,531	35,178,329
Dilutive effect of preferred stock and non-vested shares	9,604,599	9,559,983	9,673,016
Dilutive weighted average common shares outstanding	45,319,971	44,976,514	44,851,345
Diluted net income per share(1)	$0.22	$0.16	$1.01

____________

(1)      Diluted net income per share is equal to basic net income per share for the periods presented due to the allocation of earnings to participating securities under the two-class method of calculating basic net income per share causing basic net income per share to be lower than diluted net income per share calculated under the treasury-stock method.

14. Commitments and Contingencies

Lease Guarantees.    Fiesta Restaurant Group, Inc (“Fiesta”), a former wholly-owned subsidiary of the Company, was spun-off in 2012 to the Company’s stockholders. As of December 30, 2018, the Company is a guarantor under 27 Fiesta restaurant property leases, of which all except for one of those restaurants are still operating, with lease terms expiring on various dates through 2030. The Company is also the primary lessee on five Fiesta restaurant property leases, which it subleases to Fiesta. The Company is fully liable for all obligations under the terms of the leases in the event that Fiesta fails to pay any sums due under the lease, subject to indemnification provisions of the Separation and Distribution Agreement entered into in connection with the spin-off of Fiesta.

The maximum potential amount of future undiscounted rental payments the Company could be required to make under these leases at December 30, 2018 was $16.3 million. The obligations under these leases will generally continue to decrease over time as these operating leases expire. No payments related to these guarantees have been made by the Company to date and none are expected to be required to be made in the future. The Company has not recorded a liability for these guarantees in accordance with ASC 460 - Guarantees as Fiesta has indemnified the Company for all such obligations and the Company did not believe it was probable it would be required to perform under any of the guarantees or direct obligations.

Litigation.    On August 21, 2012 Alan Vituli, the Company’s former chairman and chief executive officer, filed an action in the Superior Court of the State of Delaware ( the “Court”) against the Company and Carrols. On July 29, 2016 the Company, Carrols, and Mr. Vituli agreed to fully resolve all of Mr. Vituli’s claims in the lawsuit for a total payment by the Company of $2.0 million. Upon the execution of releases and payment of the settlement amount, the

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

14. Commitments and Contingencies (cont.)

litigation was dismissed. Net of a contribution from the Company’s insurance carrier, $1.85 million is included in other income (expense) in the accompanying consolidated statements of comprehensive income for the year ended January 1, 2017.

The Company is a party to various litigation matters that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of any of these other matters will have a material adverse effect on its consolidated financial statements.

15. Transactions with Related Parties

In connection with an acquisition of restaurants from BKC in 2012, the Company issued to BKC 100 shares of Series A Convertible Preferred Stock, which was exchanged for 100 shares of newly issued Series B Convertible Preferred Stock in 2018, and as of December 30, 2018 is convertible into approximately 20.3% of the outstanding shares of the Company’s common stock after giving effect to the conversion of the Series B Preferred Stock. See Note 12 — Stockholder’s Equity for further information. Pursuant to the terms of the Series B Convertible Preferred Stock, BKC also has two representatives on the Company’s board of directors.

Each of the Company’s restaurants operates under a separate franchise agreement with BKC. These franchise agreements generally provide for an initial term of twenty years and currently have an initial franchise fee of $50. Any franchise agreement, including renewals, can be extended at the Company’s discretion for an additional 20 year term, with BKC’s approval, provided that, among other things, the restaurant meets the current Burger King® image standard and the Company is not in default under terms of the franchise agreement. In addition to the initial franchise fee, the Company generally pays BKC a monthly royalty at a rate of 4.5% of sales. Royalty expense was $50.5 million, $46.4 million, and $40.0 million for the years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively.

The Company is also generally required to contribute 4% of restaurant sales from the Company’s restaurants to an advertising fund utilized by BKC for its advertising, promotional programs and public relations activities, and amounts for additional local advertising in markets that approve such advertising. Advertising expense associated with these expenditures was $47.0 million, $43.5 million and $40.2 million for the years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively.

As of December 30, 2018, December 31, 2017, and January 1, 2017, the Company leased 244, 251 and 275 of its restaurant locations from BKC, respectively. As of December 30, 2018, for 117 of the restaurants, the terms and conditions of the lease with BKC are identical to those between BKC and their third-party lessor. Aggregate rent under these BKC leases for the years ended December 30, 2018, December 31, 2017 and January 1, 2017 was $27.2 million, $27.6 million, and $27.8 million, respectively. The Company believes the related party lease terms have not been significantly affected by the fact that the Company and BKC are deemed to be related parties.

As of December 30, 2018, the Company owed BKC $9.3 million related to the payment of advertising, royalties and rent, which is remitted on a monthly basis.

The Company has entered into an Area Development and Remodeling Agreement with BKC which will be subject to the closing of the transactions contemplated by the Merger Agreement and will supersede the amended operating agreement. See Note 19 - Subsequent Events for further information.

16. Retirement Plans

The Company offers its salaried employees the option to participate in the Carrols Corporation Retirement Savings Plan (the “Retirement Plan”). The Retirement Plan includes a savings option pursuant to section 401(k) of the Internal Revenue Code in addition to a post-tax savings option. Participating employees may contribute up to 50% of their salary annually to either of the savings options, subject to other limitations. The employees may allocate their

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

16. Retirement Plans (cont.)

contributions to various investment options available under a trust established by the Retirement Plan. The Company may elect to contribute to the Retirement Plan on an annual basis. The Company’s contribution is equal to 50% of the employee’s contribution subject to a maximum annual amount and begins to vest after one year of service and fully vests after five years of service. A year of service is defined as a plan year during which an employee completes at least 1,000 hours of service. Expense recognized for the Company’s contributions to the Retirement Plan was $0.7 million, $0.6 million and $0.5 million for the years ended December 30, 2018, December 31, 2017 and January 1, 2017, respectively.

The Company also has an Amended and Restated Deferred Compensation Plan which permits employees not eligible to participate in the Retirement Plan because they have been excluded as “highly compensated” employees (as so defined in the Retirement Plan) to voluntarily defer portions of their base salary and annual bonus. All amounts deferred by the participants earn interest at 8% per annum. There is no Company matching on any portion of the funds. At December 30, 2018 and December 31, 2017, a total of $3.6 million and $3.1 million, respectively, was deferred under this plan, including accrued interest and is included in Other liabilities on the consolidated balance sheet.

17. Postretirement Benefits

The Company sponsors a postretirement medical and life insurance plan covering substantially all administrative and restaurant management personnel who retire or terminate after qualifying for such benefits.

The following was the change in benefit obligation, plan assets and funded status at December 30, 2018 and December 31, 2017:

	December 30, 2018	December 31, 2017
Change in benefit obligation:
Benefit obligation at beginning of year	$4,838	$4,566
Service cost	196	192
Interest cost	178	191
Plan participants’ contributions	97	88
Actuarial gain	(894)	(122)
Benefits paid	(99)	(115)
Medicare part D prescription drug subsidy	4	38
Benefit obligation at end of year	$4,320	$4,838
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer refunds	(2)	(11)
Plan participants’ contributions	97	88
Benefits paid	(99)	(115)
Medicare part D prescription drug subsidy	4	38
Fair value of plan assets at end of year	—	—
Funded status	$(4,320)	$(4,838)
Weighted average assumptions:
Discount rate used to determine benefit obligations	4.17%	3.60%
Discount rate used to determine net periodic benefit cost	3.60%	4.11%

The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical and life insurance benefits. The Company has typically used the corporate AA/Aa bond rate for this assumption.

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

17. Postretirement Benefits (cont.)

Components of net periodic postretirement benefit expense recognized in the consolidated statements of comprehensive income were:

	Year ended
	December 30, 2018	December 31, 2017	January 1, 2017
Service cost	$196	$192	$150
Interest cost	178	191	165
Amortization of net loss	208	222	197
Amortization of prior service credit	(352)	(355)	(355)
Net periodic postretirement benefit expense	$230	$250	$157

Amounts recognized in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit expense, consisted of:

	Year ended
	December 30, 2018	December 31, 2017
Prior service credit	$1,265	$1,617
Net loss	(1,826)	(2,928)
Deferred income taxes	(85)	101
Accumulated other comprehensive loss	$(646)	$(1,210)

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit expense over the next fiscal year is $0.1 million. The amount of prior service credit for the postretirement benefit plan that will be amortized from accumulated other comprehensive loss into net periodic postretirement benefit expense over the next fiscal year is $0.4 million.

The following table reflects the changes in accumulated other comprehensive loss for the years ended December 30, 2018 and December 31, 2017:

	Year ended
	December 30, 2018	December 31, 2017
Actuarial gain	$(894)	$(122)
Amortization of net loss	(208)	(222)
Amortization of prior service credit	352	355
Deferred income taxes	186	(4)
Total recognized in accumulated other comprehensive loss	$(564)	$7

Assumed health care cost trend rates at the years ended were as follows:

	December 30, 2018	December 31, 2017	January 1, 2017
Medical benefits cost trend rate assumed for the following year pre-65	7.00%	7.25%	7.50%
Medical benefits cost trend rate assumed for the following year post-65	5.00%	6.25%	6.50%
Prescription drug cost trend rate assumed for the following year	9.50%	10.50%	10.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	3.78%	3.89%	3.89%
Year that the rate reaches the ultimate trend rate	2075	2075	2075

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

17. Postretirement Benefits (cont.)

The assumed healthcare cost trend rate represents the Company’s estimate of the annual rates of change in the costs of the healthcare benefits currently provided by the Company’s postretirement plan. The healthcare cost trend rate implicitly considers estimates of healthcare inflation, changes in healthcare utilization and delivery patterns, technological advances and changes in the health status of the plan participants. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed healthcare cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost	$103	$75
Effect on postretirement benefit obligation	$846	$649

During 2019, the Company expects to contribute approximately $0.1 million to its postretirement benefit plan. The benefits, net of Medicare Part D subsidy receipts, expected to be paid in each year from 2019 through 2023 are $0.1 million, $0.2 million, $0.2 million, $0.2 million and $0.2 million respectively, and for the years 2024-2028 the aggregate amount is $1.2 million.

18. Selected Quarterly Financial Data (Unaudited)

	Year Ended December 30, 2018
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Restaurant sales	$271,586	(1)	$303,050		$296,917	(1)	$307,754	(1)
Income from operations	2,664	(1)(2)	13,833	(1)(2)	9,668	(1)(2)	7,190	(1)(2)
Net income	(3,102)		7,788		3,611		1,807
Basic and diluted net income per share	(0.09)		0.17		0.08		0.04
Restaurants at end of period	807		807		838		849

	Year Ended December 31, 2017
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Restaurant sales	$239,852	(3)	$279,478	(3)	$285,235		$283,967	(3)
Income from operations	(1,406	)(3)(4)	12,335	(3)(4)	8,684	(3)(4)	9,860	(3)(4)
Net income	(5,596)		6,039		2,795		3,921
Basic and diluted net income per share	(0.16)		0.13		0.06		0.09
Restaurants at end of period	788		799		798		807

____________

(1)      In fiscal 2018 the Company acquired one restaurant in the first quarter in a bargain purchase, 33 restaurants in the third quarter, and ten restaurants in the fourth quarter (See Note 2). In fiscal 2018 the Company recorded acquisition costs related to the 2018 acquisitions of $0.1 million in the first quarter, $0.1 million in the second quarter, $0.8 million in the third quarter and $0.4 million in the fourth quarter (See Note 2).

(2)      In fiscal 2018 the Company recorded impairment and other lease charges of $0.3 million in the first quarter, $2.9 million in the second quarter, $0.2 million in the third quarter and $0.3 million in the fourth quarter (See Note 5).

(3)      In fiscal 2017 the Company acquired 43 restaurants in the first quarter, 17 restaurants in the second quarter, and four restaurants in the fourth quarter (See Note 2). In fiscal 2017 the Company recorded acquisition costs related to the 2017 and 2016 acquisitions of $0.7 million in the first quarter, $0.5 million in the second quarter, $0.5 million in the third quarter and $0.1 million in the fourth quarter (See Note 2).

(4)      In fiscal 2017 the Company recorded impairment and other lease charges of $0.5 million in the first quarter, $0.4 million in the second quarter, $1.0 million in the third quarter and $0.8 million in the fourth quarter (See Note 5).

CARROLS RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(Tabular amounts in thousands, except share and per share amounts)

19. Subsequent Events

Subsequent Events.    On February 20, 2019, the Company announced entry into a definitive Agreement and Plan of Merger (“Merger Agreement”) to acquire 166 Burger King® and 55 Popeyes® restaurants from Cambridge. The transaction will be structured as a tax-free merger. Cambridge will receive approximately 7.36 million shares of the Company’s common stock, and at closing will own approximately 16.6% of the Company’s outstanding common shares. Cambridge will also receive shares of 9% PIK Series C Convertible Preferred Stock that will be convertible into approximately 7.45 million shares of Carrols common stock at $13.50 per share. The conversion of the preferred stock received by Cambridge will be subject to a vote of the Company’s stockholders which will occur at the Company’s 2019 Annual Meeting of Stockholders, and will automatically convert into common stock upon stockholder approval of such conversion. All shares issued to Cambridge are subject to a two year restriction on sale or transfer subject to certain limited exceptions. As part of the transaction, Cambridge will have the right to designate up to two director nominees and two Cambridge executives will join the Company’s Board of Directors upon completion of the merger. The Company expects to refinance the existing debt assumed as part of the transaction, along with the Company’s existing debt, through a new senior secured credit facility providing for term loan and revolving credit borrowings under a fully committed financing provided by Wells Fargo Bank, National Association (“Wells Fargo Bank”), Coöperatieve Rabobank U.A., New York Branch (“Rabobank”), Manufacturers and Traders Trust Company (“M&T Bank”) and SunTrust Bank, each as a lender. Wells Fargo Bank will act as the sole administrative agent. Wells Fargo Securities, LLC, Rabobank, M&T Bank and SunTrust Robinson Humphrey, Inc. will act as joint bookrunners and joint lead arrangers. The closing of the merger is not, however, conditioned on financing.

The Company, Carrols and Carrols LLC has entered into an Area Development and Remodeling Agreement with BKC which will be subject to and effective upon the closing of the transactions contemplated by the Merger Agreement and have a term commencing on, the date of the closing of the Merger Agreement, and ending on September 30, 2024. Pursuant to the Area Development Agreement, which will supercede the amended operating agreement, BKC will grant the Company franchise pre-approval and assign to its right of first refusal under its franchise agreements with its franchisees to purchase all of the assets of a Burger King restaurant or all or substantially all of the voting stock of the franchisee, whether direct or indirect, on the same terms proposed between such franchisee and a third party purchaser in 16 states until the date that the Company has acquired more than an aggregate of 500 Burger King Restaurants. The Company will pay BKC $3.0 million in equal installment payments in 2019. The Company also will agree to open, build and operate 200 new Burger King restaurants as follows: 7 Burger King restaurants by September 30, 2019, 32 additional Burger King restaurants by September 30, 2020, 41 additional Burger King restaurants by September 30, 2021, 41 additional Burger King restaurants by September 30, 2022, 40 additional Burger King restaurants by September 30, 2023 and 39 additional Burger King restaurants by September 30, 2024 and will agree to remodel or upgrade 748 Burger King restaurants to BKC’s Burger King of Tomorrow restaurant image, including 90 Burger King restaurants by September 30, 2019, 130 additional Burger King restaurants by September 30, 2020, 118 additional Burger King restaurants by September 30, 2021, 131 additional Burger King restaurants by September 30, 2022, 138 additional Burger King restaurants by September 30, 2023 and 141 additional Burger King restaurants by September 30, 2024 and includes a contribution by BKC of $10 million to $12 million for remodels to approximately 50 to 60 Burger King restaurants in 2019 and 2020 where BKC is the landlord on the lease, most of which have already been remodeled to the 20/20 image.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 30, 2018, DECEMBER 31, 2017 AND JANUARY 1, 2017

(In thousands)

	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to other accounts	Deductions	Balance at End of Period
Year Ended December 30, 2018
Deferred income tax valuation allowance	$—	$—	$—	$—	$—
Year Ended December 31, 2017
Deferred income tax valuation allowance	—	—	—	—	—
Year Ended January 1, 2017
Deferred income tax valuation allowance	30,374	—	—	(30,374)	—

Cambridge franchise holdings BUSINESSES

INDEPENDENT AUDITOR’S REPORT

To Members

Cambridge Franchise Holdings Businesses

We have audited the accompanying combined financial statements of Cambridge Franchise Holdings Businesses (the Company), which comprise the combined balance sheets as of December 31, 2018 and 2017, and the related combined statements of operations, changes in net investment, and cash flows for the years then ended, and the related notes to the combined financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Ballenthin, Funk & Johnson, LLP
Saint Paul, Minnesota

March 15, 2019

CAMBRIDGE FRANCHISE HOLDINGS BUSINESSES
COMBINED BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	$9,470,037	$10,134,284
Inventory	2,704,864	1,532,692
Other receivables	865,956	697,745
Prepaid expenses	2,418,794	1,650,124
Income taxes refundable	130,971	50,565
Total current assets	15,590,622	14,065,410

Property and Equipment
Real estate	62,897,295	50,923,214
Restaurant equipment	41,136,632	28,311,908
Office equipment	2,669,675	2,089,972
Leasehold improvements	26,663,649	17,991,154
	133,367,251	99,316,248
Less accumulated depreciation and amortization	(19,359,201)	(10,626,301)
Total property and equipment	114,008,050	88,689,947

Other Assets
Goodwill	29,198,591	15,866,409
Intangible assets, net of accumulated amortization	61,579,874	29,877,471
Deferred income taxes	725,000	260,200
Due from related parties	—	1,503,165
Other assets	1,462,539	1,167,285
Total other assets	92,966,004	48,674,530

TOTAL ASSETS	$222,564,676	$151,429,887

LIABILITIES AND NET INVESTMENT
Current Liabilities
Current maturities of long-term debt	$9,931,830	$7,915,136
Current portion of lease financing obligations	1,409,247	1,322,470
Accounts payable	3,555,622	2,503,847
Accrued expenses	5,131,010	2,828,195
Accrued payroll	3,989,187	1,477,973
Accrued royalties and advertising	1,538,132	985,841
Sales tax payable	2,117,474	1,298,203
Due to related parties	2,359,895	—
Total current liabilities	30,032,397	18,331,665

Deferred Income – sale-leaseback of real estate	7,820,496	5,961,591
Deferred Income Taxes	—	402,500
Deferred Rent	3,643,130	1,729,975
Lease Financing Obligations, less current maturities	49,429,567	50,830,360
Long-Term Debt, less current maturities and debt issuance costs	114,947,026	78,319,223
Total liabilities	205,872,616	155,575,314

Commitments and Contingencies (Note 7)

Net Investment (deficit)	16,692,060	(4,145,427)

TOTAL LIABILITIES AND NET INVESTMENT	$222,564,676	$151,429,887

See accompanying notes to combined financial statements

CAMBRIDGE FRANCHISE HOLDINGS BUSINESSES
COMBINED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Restaurant Sales	$235,153,521	$178,952,160
Costs and Expenses
Cost of sales	80,551,187	62,317,841
Restaurant wages and related expenses	64,569,561	48,956,767
Restaurant rent expense	16,493,636	11,217,049
Other restaurant operating expenses	34,853,799	24,923,468
Advertising	8,221,591	6,524,826
General and administrative	17,004,702	12,893,436
Depreciation and amortization	11,609,726	8,327,948
Loss (gain) on sale of property and equipment	578,015	(498,106)
Total operating expenses	233,882,217	174,663,229

Income from operations	1,271,304	4,288,931

Other Income (expense)
Interest expense	(8,824,270)	(5,639,957)

Loss before income taxes	(7,552,966)	(1,351,026)

Benefit for Income Taxes	(1,021,698)	(69,190)

Net loss	$(6,531,268)	$(1,281,836)

See accompanying notes to combined financial statements

CAMBRIDGE FRANCHISE HOLDINGS BUSINESSES
COMBINED STATEMENTS OF CHANGES IN NET INVESTMENT
YEARS ENDED DECEMBER 31, 2018 AND 2017

Balance, December 31, 2016	$6,390,867

Net loss	(1,281,836)
Contributions from parent	20,823,562
Distributions to parent	(30,078,020)

Balance, December 31, 2017	(4,145,427)

Net loss	(6,531,268)
Contributions from parent	27,132,681
Stock-based compensation	236,074

Balance, December 31, 2018	$16,692,060

See accompanying notes to combined financial statements

CAMBRIDGE FRANCHISE HOLDINGS BUSINESSES
COMBINED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,531,268)	$(1,281,836)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	11,609,726	8,327,948
Amortization of debt issuance costs	419,278	64,998
Amortization of deferred gains from sale-leaseback transactions	(360,707)	(165,640)
Loss (gain) on sale of property and equipment	578,015	(498,106)
Provision for deferred income taxes	(867,300)	(566,800)
Deferred rent	1,913,155	1,164,508
Stock-based compensation	236,074	—
Change in operating assets and liabilities:
Inventory	(465,899)	(163,138)
Other receivables	(168,211)	(338,422)
Prepaid expenses	(768,670)	(1,594,728)
Income taxes refundable	(80,406)	(321,954)
Due from related parties	3,863,060	(568,055)
Other assets	(295,254)	(22,142)
Accounts payable	1,051,775	1,140,033
Accrued expenses	2,302,815	746,309
Accrued payroll	2,511,214	290,957
Accrued royalties and advertising	552,291	136,032
Sales tax payable	819,271	254,501
Net cash provided by operating activities	16,318,959	6,604,465

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	6,716,848	543,026
Proceeds from sale-leaseback transactions	19,982,803	14,529,486
Purchase of property and equipment	(24,988,840)	(44,240,682)
Acquisition of restaurants	(81,827,115)	(693,147)
Payments for franchise fees	(910,786)	(796,005)
Net cash used in investing activities	(81,027,090)	(30,657,322)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from lease financing obligations	—	34,177,894
Payments on lease financing obligations	(1,314,016)	(865,754)
Proceeds from long-term debt	76,403,954	93,894,637
Principal payments on long-term debt	(37,279,180)	(89,207,499)
Payments for debt issuance costs	(899,555)	(1,260,937)
Contributions from parent	27,132,681	20,823,562
Distributions to parent	—	(30,078,020)
Net cash provided by financing activities	64,043,884	27,483,883

Net increase (decrease) in cash and cash equivalents	(664,247)	3,431,026

Cash and Cash Equivalents, beginning of year	10,134,284	6,703,258

Cash and Cash Equivalents, end of year	$9,470,037	$10,134,284

SUPPLEMENTAL DISCLOSURES
Interest paid on long-term debt	$6,192,261	$4,555,151
Interest paid on lease financing obligations	$2,291,228	$1,362,723
Income taxes paid (refunded), net	$(73,992)	$819,564

See accompanying notes to combined financial statements

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cambridge Franchise Holdings Businesses include Alabama Quality, LLC, Carolina Quality, LLC, Cambridge Quality Chicken, LLC, Frayser Holdings, LLC, Louisiana Quality, LLC, Cambridge Franchise Real Estate, LLC, Cambridge Real Estate Development, LLC, Carolina Quality Properties, LLC, CFH Real Estate, LLC, and Tennessee Quality, LLC. These companies collectively own and operate, as a franchisee, 221 restaurants in Alabama, Arkansas, Indiana, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Tennessee, and Virginia under the trade names “Burger King” and “Popeyes” along with six convenience store locations in Kentucky and Tennessee at December 31, 2018.

Alabama Quality, LLC, Carolina Quality, LLC, Cambridge Quality Chicken, LLC, and Louisiana Quality, LLC are limited liability companies organized under the laws of the State of Delaware to own and operate franchised restaurants.

Cambridge Franchise Real Estate, LLC, Cambridge Real Estate Development, LLC, Carolina Quality Properties, LLC, and CFH Real Estate, LLC are limited liability companies organized under the laws of the State of Delaware to own commercial rental real estate.

Tennessee Quality, LLC is a limited liability company organized under the laws of the State of Delaware to invest in related parties in the franchised restaurant industry. The following are wholly-owned subsidiaries of Tennessee Quality, LLC:

Nashville Quality, LLC is a limited liability company organized under the laws of the State of Delaware to own and operate franchised restaurants.

Mirabile Investment Corporation (a C-Corporation) is incorporated under the laws of the State of Tennessee to own and operate franchised restaurants and convenience store locations.

TQ Real Estate, LLC is a limited liability company organized under the laws of the State of Delaware to own commercial rental real estate.

Frayser Holdings, LLC is a limited liability company organized under the laws of the State of Delaware to invest in related parties in the franchised restaurant industry. The following are wholly-owned subsidiaries of Frayser Holdings, LLC:

Frayser Quality, LLC is a limited liability company organized under the laws of the State of Delaware to own and operate franchised restaurants.

Cambridge Southeastern Real Estate, LLC is a limited liability company organized under the laws of the State of Delaware to own commercial rental real estate.

Basis of Presentation

The accompanying combined financial statements are combined on the basis of common ownership and include the accounts of Alabama Quality, LLC, Carolina Quality, LLC, Cambridge Quality Chicken, LLC, Frayser Holdings, LLC and subsidiaries, Louisiana Quality, LLC, Cambridge Franchise Real Estate, LLC, Cambridge Real Estate Development, LLC, Carolina Quality Properties, LLC, CFH Real Estate, LLC, and Tennessee Quality, LLC and subsidiaries (the “Company”). All intercompany transactions and balances have been eliminated in combination.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) as if they operated on a standalone basis during the period presented. The financial statements reflect the assets, liabilities, revenue and expenses specifically identifiable or otherwise attributable to the Company, as well as allocations deemed reasonable by management to present the financial statements on a standalone basis.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company functions as part of the larger group of companies controlled by Cambridge Franchise Holdings, LLC. Accordingly, Cambridge Franchise Holdings, LLC performed certain corporate overhead functions for the Company. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the Company, have been allocated from Cambridge Franchise Holdings, LLC. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, marketing and communication and other shared services, which were not provided at the Company level. The allocations were based on the percentage of resources used for managing the Company. During the years ended December 31, 2018 and 2017, total allocated costs were $6,647,306 and $6,102,980, respectively, and are included in general and administrative expenses in the combined financial statements.

The Company believes the assumptions underlying the financial statements reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented. Nevertheless, the financial statements may not be indicative of the Company’s future performance, and do not necessarily include all of the actual expenses that would have been incurred by the Company and may not reflect the results of operations, financial position and cash flows of the Company had the Company been a separate, standalone company during the period presented. It is not practicable to estimate actual costs that would have been incurred had the Company been a separate standalone company during the period presented.

Estimates and Assumptions

The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company has cash on deposit with financial institutions in the United States. Deposits with these institutions may exceed federally insured limits. The Company has not experienced any losses related to these balances and management believes credit risk to be minimal.

Inventory

Inventory, consisting primarily of food and operating supplies, is stated at the lower of cost or net realizable value on a first-in, first-out basis.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of individual assets. When property and equipment is sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operating income or expense. Repairs and maintenance are charged to operations as incurred.

The Company uses estimated useful lives of five to ten years for operating equipment, five to seven years for office equipment, fifteen years for land improvements, and forty years for buildings.

Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term. In circumstances where an economic penalty would be presumed by the non-exercise of one or more renewal options under the lease, the Company includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Company amortizes those improvements over the shorter of their useful life or the expected lease term. The expected lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Depreciation and amortization of property and equipment was $8,966,877 and $6,473,556 for the years ended December 31, 2018 and 2017, respectively.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually, and when triggering events occur, in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles — Goodwill and Other. The Company has one reporting unit for purposes of evaluating goodwill impairment and performs its goodwill impairment test at least annually. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the Company can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then we would not need to perform the two-step impairment test for the reporting unit. If the Company cannot support such a conclusion or does not elect to perform the qualitative assessment, then the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the reporting unit with its carrying amount, including goodwill.

If the fair value of the reporting unit exceeds its carrying value, then the second step of the impairment test (measurement) does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform the second step of the impairment test. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to an acquisition price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. A significant amount of judgment is required in performing goodwill impairment tests including estimating the fair value of a reporting unit and the implied fair value of goodwill. Management has evaluated and concluded that there is no impairment of goodwill as of December 31, 2018.

Franchise Agreements

Each of the Company’s Burger King restaurants operates under a separate franchise agreement with Burger King Corporation. These franchise agreements generally provide for an initial term of twenty years and currently have an initial franchise fee of $50,000. Any franchise agreement, including renewals, can be extended at the Company’s discretion for an additional twenty year term, with Burger King Corporation’s approval, provided that, among other things, the restaurant meets the current Burger King image standard and the Company is not in default under terms of the franchise agreement. In addition to the initial franchise fee, the Company generally pays Burger King Corporation a monthly royalty at a rate of 4.5% of sales. Royalty expense associated with these agreements was $6,413,421 and $5,506,723 for the years ended December 31, 2018 and 2017, respectively, and is included in other restaurant operating expenses in the combined financial statements.

Each of the Company’s Popeyes restaurants operates under a separate franchise agreement with Popeyes Louisiana Kitchen, Inc. These franchise agreements generally provide for an initial term of twenty years and currently have an initial franchise fee of $50,000. Any franchise agreement, including renewals, can be extended at the Company’s discretion for an additional twenty year term, with Popeyes corporate approval, provided that, among other things, the restaurant meets the current Popeyes image standard and the Company is not in default under terms of the franchise agreement. In addition to the initial franchise fee, the Company generally pays Popeye’s Louisiana Kitchen, Inc. a monthly royalty at a rate of 5.0% of sales. Royalty expense associated with these agreements was $1,330,090 and $0 for the years ended December 31, 2018 and 2017, respectively, and is included in other restaurant operating expenses in the combined financial statements.

Fees for initial franchises and renewals are amortized using the straight-line method over the term of the agreements, which is typically twenty years.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Franchise Rights

The Company determined the fair value of franchise rights based upon the acquired restaurants’ future earnings, discounting those earnings using an appropriate market discount rate and subtracting a contributory charge for net working capital, property and equipment and assembled workforce to determine the fair value attributable to these franchise rights. Amounts allocated to franchise rights for each acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements plus one twenty-year renewal period.

Impairment of Long-Lived Assets

The Company assesses the recoverability of property and equipment, franchise rights, and other intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. Impairment is reviewed whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Construction in Progress

Construction in progress, which primarily includes direct costs related to placing the asset in service associated with specific locations, is capitalized as part of the locations being developed. Costs include land acquisition costs, other direct costs of development and construction, and other soft costs such as borrowing costs. These costs are allocated to each location based on specific identification or relative value. Capitalization commences when the development activities begin and ceases when a location is completed, placed on hold, or the Company decides to not move forward with the development. Capitalized costs related to a development location where the Company has determined not to move forward are expensed in the period when that determination is made. During the years ended December 31, 2018 and 2017, the Company capitalized interest on borrowings used for construction in progress of $749,120 and $266,465, respectively. Construction in progress is included in real estate on the combined financial statements.

Once assets are placed into service, depreciation will be computed using the straight-line method based on the estimated useful lives of the assets as follows: fifteen years for land improvements, forty years for buildings, and five to ten years for operating equipment.

Deferred Financing Costs

Financing costs incurred in obtaining long-term debt are capitalized and amortized over the terms of the related obligations as interest expense using the effective interest method. Long-term debt on the combined balance sheets is presented net of the unamortized amount of the financing costs related to long-term borrowings.

Leases

All leases are reviewed for capital or operating classification at their inception. The majority of the Company’s leases are operating leases. Many of these lease agreements contain rent holidays, rent escalation clauses, and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term resulting in deferred rent, including any option periods included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are generally not considered minimum rent payments but are recognized as rent expense when incurred.

Lease Financing Obligations

Lease financing obligations pertain to real estate sale-leaseback transactions accounted for by the financing method. The assets (land and building) subject to these obligations remain on the Company’s combined balance sheets at their historical costs and such assets (excluding land) continue to be depreciated over their remaining useful lives. The proceeds received by the Company from these transactions are recorded as lease financing obligations and the

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

lease payments are applied as payments of principal and interest. The selection of the interest rate on lease financing obligations is evaluated at inception of the lease based on the Company’s incremental borrowing rate adjusted to the rate required to prevent recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term.

Revenue Recognition

Revenues from Company restaurants are recognized when payment is tendered at the time of sale, net of sales discounts and excluding sales tax collected.

Gift Cards

The Company sells gift cards in its restaurants that are issued under Burger King Corporation’s gift card program. Proceeds from the sale of Burger King gift cards at the Company’s restaurants are received by Burger King Corporation. The Company recognizes revenue from gift cards upon redemption by the customer.

Advertising

The Company is generally required to contribute 4% of restaurant sales to an advertising fund utilized by Burger King Corporation for its advertising, promotional programs, and public relations activities, and amounts for additional local advertising in markets that approve such advertising. Advertising expense associated with these expenditures was $7,365,259 and $6,524,826 for the years ended December 31, 2018 and 2017, respectively. The Company expenses the costs of advertising as incurred.

The Company is generally required to contribute 4% of restaurant sales to an advertising fund utilized by Popeyes Louisiana Kitchen, Inc. for its advertising, promotional programs, and public relations activities, and amounts for additional local advertising in markets that approve such advertising. Advertising expense associated with these expenditures was $856,332 and $0 for the years ended December 31, 2018 and 2017, respectively. The Company expenses the costs of advertising as incurred.

Income Taxes

Deferred income taxes are provided for temporary differences between the reporting of income for financial reporting and income tax purposes. The primary differences arise from the methods of accounting for depreciation. Accelerated depreciation is used for income tax purposes and special depreciation allowances are allowed for income tax purposes that are not allowed for financial statement reporting purposes. The Company accounts for these differences by using the liability method, whereby the related tax consequences are measured using the applicable tax rate.

Alabama Quality, LLC, Carolina Quality, LLC, Cambridge Quality Chicken, LLC, Cambridge Franchise Real Estate, LLC, Cambridge Real Estate Development, LLC, Carolina Quality Properties, LLC, CFH Real Estate, LLC, Frayser Holdings, LLC, Frayser Quality, LLC, Cambridge Southeastern Real Estate, LLC, Louisiana Quality, LLC, Tennessee Quality, LLC, Nashville Quality, LLC, and TQ Real Estate, LLC are single member limited liability companies. Consequently, these entities do not have an income tax reporting requirement. Instead, the earnings are included in their member’s income tax return. Due to these companies’ status as single member limited liability companies, they have no liability for uncertain tax positions.

Mirabile Investment Corporation files a corporate U.S. federal tax return and files state tax returns in various state jurisdictions, when required. The entity is subject to U.S. federal and state tax examinations by tax authorities for the current year and three preceding years.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business Combination

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The excess of the fair value of the identified assets and liabilities over the purchase consideration is recorded as a bargain purchase gain. When determining the fair values of assets acquired and liabilities assumed, the Company makes significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships and developed technology, discount rates and terminal values. Our estimate of fair value is based upon assumptions believed to be reasonable, but actual results may differ from estimates.

Recently Issued Relevant Accounting Pronouncements

In May 2014, Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) 605-Revenue Recognition and most industry-specific guidance throughout the ASC. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. For public entities, this ASU was effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods). For all other entities, this ASU is effective for annual reporting periods beginning after December 15, 2018 (including interim reporting periods within those periods). Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its combined financial statements.

In February 2017, the FASB issued ASU 2017-02, “Leases (Topic 842),” which will require lessees to report most leases as assets and liabilities on the balance sheet, while lessor accounting will remain substantially unchanged. This ASU requires a modified retrospective transition approach for existing leases, whereby the new rules will be applied to the earliest year presented. For public entities, the new standard is effective for reporting periods beginning after December 15, 2018. For all other entities, the new standard is effective for reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on its combined financial statements but believes it will have a significant impact on its assets and liabilities.

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)-Simplifying the Test for Goodwill Impairment.” ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test referenced in ASC 350, “Intangibles - Goodwill and Other (“ASC 350”).” As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019, including any interim impairment tests within those annual periods, with early application permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of this ASU to have a material impact on its combined financial statements.

Subsequent Events

The Company evaluated subsequent events through March 15, 2019, the date which the financial statements were available to be issued.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 2 ACQUISITIONS

The Company acquired an aggregate of 72 restaurants from other franchisees, which are more fully described below.

Blue Ridge Foods, Inc.

On March 30, 2018, the Company completed the purchase of 18 Burger King restaurants located in Tennessee for a purchase price of $22,730,000 from Blue Ridge Foods, Inc. The Company allocated the purchase price to the net tangible and intangible assets acquired in the acquisitions at their estimated fair values. The following table summarizes the final allocation of the purchase price of this acquisition:

Inventory	$230,000
Real estate	1,090,700
Restaurant equipment	1,601,700
Leasehold improvements	531,600
Goodwill	2,505,575
Franchise fees	790,425
Franchise rights	15,980,000

Total identifiable assets acquired	$22,730,000

Sailormen, Inc.

On June 30, 2018, the Company completed the purchase of 35 Popeyes restaurants located in Louisiana and Mississippi for a purchase price of $27,760,209 from Sailormen, Inc. The Company allocated the purchase price to the net tangible and intangible assets acquired in the acquisitions at their estimated fair values. The following table summarizes the final allocation of the purchase price of this acquisition:

Inventory	$260,209
Real estate	4,406,188
Restaurant equipment	1,580,000
Leasehold improvements	5,140,000
Goodwill	6,998,562
Franchise fees	575,250
Franchise rights	8,800,000

Total identifiable assets acquired	$27,760,209

Belmar Restaurants, Inc.

On November 13, 2018, the Company completed the purchase of one Burger King restaurant located in Louisiana for a purchase price $1,313,011 from Belmar Restaurants, Inc. The Company allocated the purchase price to the net tangible and intangible assets acquired in the acquisitions at their estimated fair values. The following table summarizes the final allocation of the purchase price of this acquisition:

Inventory	$14,011
Real estate	1,154,266
Restaurant equipment	100,009
Franchise fees	44,725

Total identifiable assets acquired	$1,313,011

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 2 ACQUISITIONS (cont.)

Olive Oil Associates, Inc.

On December 18, 2018, the Company completed the purchase of nine Popeyes restaurants located in Tennessee for a purchase price of $9,000,244 from Olive Oil Associates, Inc. The Company allocated the purchase price to the net tangible and intangible assets acquired in the acquisitions at their estimated fair values. The following table summarizes the final allocation of the purchase price of this acquisition:

Inventory	$75,244
Restaurant equipment	406,000
Leasehold improvements	1,322,000
Goodwill	3,828,045
Franchise fees	208,945
Franchise rights	3,160,010

Total identifiable assets acquired	$9,000,244

Dunaway Food Services, Inc.

On December 21, 2018, the Company completed the purchase of nine Burger King restaurants located in Louisiana and Mississippi for a purchase price of $21,023,651 from Dunaway Food Services, Inc. and The Carl Dunaway Properties Limited Partnership. The Company allocated the purchase price to the net tangible and intangible assets acquired in the acquisitions at their estimated fair values. The following table summarizes the final allocation of the purchase price of this acquisition:

Inventory	$126,809
Real estate	15,910,097
Restaurant equipment	909,545
Leasehold improvements	202,089
Franchise fees	161,699
Franchise rights	3,713,412

Total identifiable assets acquired	$21,023,651

Related to a 2016 acquisition, during the year ended December 31, 2017, the Company acquired two restaurants from a franchisee, which is summarized as follows:

Closing Date	Number of Restaurants	Purchase Price	Market Location	Brand
April 1, 2017	2	$693,147	Kentucky	Burger King

The Company allocated the aggregate purchase price to the net tangible and intangible assets acquired in their estimated fair values. The allocation below was agreed upon at the time of closing with the sellers:

Inventory	$15,000
Restaurant equipment	38,677
Leasehold improvements	13,364
Goodwill	296,106
Franchise rights	330,000

Total identifiable assets acquired	$693,147

The average amortization period of acquired franchise rights during the years ended December 31, 2018 and 2017 was 29 years and 19.25 years, respectively.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 3 INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ending December 31, 2018 and 2017 are as follows:

Goodwill at January 1, 2017	$15,570,303
Acquisitions of restaurants	296,106
Goodwill at December 31, 2017	15,866,409
Acquisitions of restaurants	13,332,182
Goodwill at December 31, 2018	$29,198,591

Intangible assets, net of accumulated amortization, consisted of the following at December 31, 2018 and 2017:

	December 31, 2018			December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Franchise fees	$4,515,418	$340,306	$4,175,112	$1,824,137	$165,217	$1,658,920
Franchise rights	63,333,422	5,963,497	57,369,925	31,680,000	3,498,267	28,181,733
Leasing fees	39,625	4,788	34,837	39,625	2,807	36,818

Total	$67,888,465	$6,308,591	$61,579,874	$33,543,762	$3,666,291	$29,877,471

Total amortization expense of intangible assets for the years ended December 31, 2018 and 2017 was $2,642,849 and $1,854,392, respectively.

The Company expects annual amortization expense of approximately $3,200,000 for each of the next five years.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 4 LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2018 and 2017:

	2018	2017
BBVA Compass, note payable, interest at LIBOR plus 2.75%, variable payments due monthly (approximately $118,000 at December 31, 2018), balance due June 2023, secured by specific assets and guaranteed by related parties	$17,812,500	$—

BBVA Compass, development note, $20,000,000 available at LIBOR plus 2.75%, interest payable monthly, expires June 2023, secured by specific assets and guaranteed by related parties	10,426,458	—

Bennie Marshall, note payable, interest at 5.00%, variable payment due semiannually (approximately $103,000 at December 31, 2018), balance due January 2020	427,500	607,500

Magic Restaurants, Inc., note payable, interest at 5.00%, payment of $19,770 due monthly, balance due May 2023, secured by specific assets and guaranteed by related parties	2,190,492	2,315,066

First Internet Bank of Indiana, note payable, interest at 4.15%, monthly payment of $3,217, balance due June 2022, secured by specific assets	551,160	566,267

First Internet Bank of Indiana, note payable, paid in full February 2018	—	598,425

PNC Equipment Finance, LLC, notes payable, paid in full February 2018	—	3,952,703

PNC Equipment Finance, LLC, note payable, interest at 6.75%, monthly payments of $98,417, balances due May 2021, secured by specific assets and guaranteed by related parties	2,709,853	3,672,389

PNC Equipment Finance, LLC, note payable, interest at LIBOR plus 3.75%, variable payment due monthly (approximately $167,000 at December 31, 2018), balance due February 2024, secured by specific assets and guaranteed by related parties	14,324,399	—

PNC Equipment Finance, LLC, development note, $10,000,000 available at LIBOR plus 3.75%, interest payable monthly, expires February 2024, secured by specific assets and guaranteed by related parties	5,320,709	11,278,944

Regions Bank, notes payable, interest at LIBOR plus 3.50%, variable payment due monthly (approximately $813,000 at December 31, 2018), balance due March 2022, secured by specific assets and guaranteed by	58,851,948	51,359,122

Regions Bank, development note, $25,000,000 available at LIBOR plus 3.50%, interest payable monthly, expires March 2022, secured by specific assets and guaranteed by related parties	10,073,577	11,098,100

Seller notes payable, interest from 5.00% to 7.50%, monthly payments ranging from $2,797 to $13,758, balances due May 2020 to March 2047, secured by the guarantee of related parties	4,012,357	2,166,320
	126,700,953	87,614,836
Less unamortized deferred financing costs	(1,822,097)	(1,380,477)
Carrying value of long-term debt	124,878,856	86,234,359
Less current portion	(9,931,830)	(7,915,136)

Long-term portion of debt	$114,947,026	$78,319,223

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 4 LONG-TERM DEBT (cont.)

Aggregate annual maturities of long-term debt are as follows for the years ending December 31:

2019	$9,931,830
2020	11,053,762
2021	10,395,300
2022	11,046,093
2023	70,198,006
Thereafter	14,075,962

Total	$126,700,953

The Company has a $6,000,000 revolving credit note with Regions Bank, which bears interest at LIBOR plus 3.25%. The revolving credit note is secured by specific assets and expires March 2022. There was no outstanding balance on this revolving credit note at December 31, 2018 and 2017.

The Company has a $15,000,000 development credit note with Regions Bank, which bears interest at LIBOR plus 3.50%. The development credit note is secured by specific assets and expires May 2020. There was no outstanding balance on this development credit note at December 31, 2018 and 2017. The development credit note charges an unused commitment fee equal to 0.25% of the unused balance on the note. The unused commitment fee was $22,396 and $0 for the years ended December 31, 2018, respectively, and is included in interest expense on the combined statements of operations and net investment.

Debt issuance costs, net of accumulated amortization, totaled $1,822,097 and $1,380,477 as of December 31, 2018 and 2017, respectively. Debt issuance costs on the notes are being amortized over the terms of the notes. Amortization of debt issuance costs was $419,278 and $64,998 for the years ended December 31, 2018 and 2017, respectively, and is included in interest expense on the combined statements of operations and net investment.

In connection with the above debt arrangements, the Company is required to comply with certain covenants. The Company was in compliance with respect to these covenants at December 31, 2018.

NOTE 5 LEASES

The Company utilizes land and buildings in its operations under various lease agreements. The Company does not consider any one of these individual leases material to the Company’s operations. Initial lease terms are generally for twenty years and, in many cases, provide for renewal options and, in most cases, rent escalations. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. For most locations, the Company is obligated for occupancy related costs including payment of property taxes, insurance, and utilities. The Company’s lease expense under these agreements was $16,493,636 and $11,217,049 for the years ended December 31, 2018 and 2017, respectively.

During the year ended December 31, 2018, the Company sold 12 restaurant properties in sale-leaseback transactions for net proceeds of $19,982,803. During the year ended December 31, 2017, the Company sold six restaurant properties and one office building property in sale-leaseback transactions for net proceeds of $14,529,486. These leases have been classified as operating leases and contain twenty-year initial terms plus renewal options.

Deferred gains from sale-leaseback transactions of restaurant properties of $2,190,926 and $5,417,321 were recognized for the years ended December 31, 2018 and 2017, respectively, and are being amortized over the term of the related leases. The amortization of deferred gains from sale-leaseback transactions was $360,707 and $165,640 for the years ended December 31, 2018 and 2017, respectively, and is included in restaurant rent expense in the combined financial statements.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 5 LEASES (cont.)

Aggregate future minimum lease payments under the Company’s lease agreements are as follows for the years ending December 31:

2019	$19,501,456
2020	19,613,688
2021	19,574,025
2022	19,909,125
2023	20,305,578
Thereafter	251,070,936

Total minimum lease payments	$349,974,808

During the year ended December 31, 2017, the Company sold 17 restaurant properties in sale-lease back transactions for net proceeds of $34,177,894. These leases have been classified as operating leases and contain twenty-year initial terms plus renewal options. A related party guaranteed the terms of the leases. Because of those guarantees, the Company accounted for these sale-leaseback transactions under the financing method. Accordingly, the proceeds received by the Company from these transactions are recorded as lease financing obligations and the lease payments are applied as payments of principal and interest. In addition, the real estate subject these obligations remain on the Company’s combined balance sheets at their historical costs and continue to be depreciated over their remaining useful lives. The depreciation expense for the real estate in these transactions was $747,452 and $348,120 for the years ended December 31, 2018 and 2017, respectively. The interest rates on the lease financing obligations vary from 2.25% to 8.25%.

Aggregate future minimum lease payments required for leases accounted for under the financing method are as follows for the years ending December 31:

2019	$3,654,534
2020	3,689,979
2021	3,730,154
2022	3,807,962
2023	3,899,056
Thereafter	55,394,887
74,176,572
Less amount representing interest	(23,337,758)
Present value of minimum lease payments	50,838,814
Less current portion	(1,409,247)

Long-term portion of lease financing obligations	$49,429,567

NOTE 6 EMPLOYEE BENEFITS

The Company has established a 401(k) retirement savings plan for eligible employees. All employees with at least twelve months of service and one thousand hours of service are eligible to participate in the plan, provided the employee is at least twenty-one years of age. The Company does not make matching or discretionary contributions to the plan.

NOTE 7 COMMITMENTS AND CONTINGENCIES

The Company is a party to various litigation matters that arise in the ordinary course of business. The Company does not believe that the outcome of any of these other matters will have a material adverse effect on its combined financial statements.

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 8 RELATED PARTY TRANSACTIONS

Cambridge Franchise Holdings, LLC and Cambridge Franchise Partners, LLC are related to the Company through common ownership.

Related parties will advance cash and pay expenses on behalf of other related parties from time to time to maintain cash flows and operations. These advances are due on demand and do not bear interest. There was $2,359,895 and $0 due to Cambridge Franchise Holdings, LLC at December 31, 2018 and 2017, respectively. There was $0 and $1,503,165 due from Cambridge Franchise Holdings, LLC at December 31, 2018 and 2017, respectively.

NOTE 9 INCOME TAXES

The components of deferred income tax assets and liabilities related to Mirabile Investment Corporation at December 31, 2018 and 2017 were as follows:

	2018	2017
Deferred income tax assets
Accrued vacation	$44,500	$46,500
Deferred rent	184,100	71,300
Net operating loss carryforwards	920,500	138,700
Tax credit carryforwards	70,100	75,000

Total deferred income tax assets	1,219,200	331,500

Deferred income tax liabilities
Property and equipment	(494,200)	(473,800)

Carrying value of net deferred income tax assets (liabilities)	$725,000	$(142,300)

Benefit for income taxes relates to Mirabile Investment Corporation and consisted of the following for the years ended December 31, 2018 and 2017:

	2018	2017
Current
Federal	$(170,242)	$256,428
States	15,844	241,182
Deferred	(867,300)	(337,900)
Deferred tax benefit from enacted rate reduction	—	(228,900)

Benefit for income taxes	$(1,021,698)	$(69,190)

A reconciliation of the statutory federal income tax provision to the benefit for income taxes for the year ended December 31, 2018 and 2019 was as follows:

	2018	2017
Statutory federal income tax provision	$(1,586,123)	$(459,349)
State income taxes, net of federal benefit	(490,943)	(87,817)
Single member limited liability company loss (income)	473,574	(74,180)
Non-deductible expenses	4,630	—
Federal rate change	—	175,633
Miscellaneous	577,164	376,522

Beneift for income taxes	$(1,021,698)	$(69,190)

CAMBRIDGE fRANCHISE HOLDINGS BUSINESSES
Notes to THE CoMBINED Financial Statements
December 31, 2018 AND 2017

NOTE 10 STOCK-BASED COMPENSATION

Cambridge Franchise Partners, LLC has an Equity Compensation Plan (the “Plan”) that covers eligible employees. Options granted under the Plan have a four year time period and vest ratably over years two through four and expire upon certain events occurring, as defined in the agreement. Compensation expenses are allocated to the Company based on corporate functions. For the years ended December 31, 2018 and 2017, compensation expenses related to the subsidiaries included in the combined financial statements totaled $236,074 and $0, respectively, and is included in general and administrative in the combined statements of operations and net investment.

NOTE 11 SUBSEQUENT EVENTS

On February 15, 2019, Cambridge Franchise Partners, LLC contributed $8,500,000 to the Company.

On February 19, 2019, Cambridge Franchise Holdings, LLC entered into a definitive agreement and plan of merger with Carrols Restaurant Group, Inc. (“Carrols”), pursuant to which Carrols has agreed to acquire the business of the subsidiaries of Cambridge Franchise Holdings, LLC through the merger of New CFH, LLC, a newly formed entity that will be interposed between Cambridge Franchise Holdings, LLC and its other subsidiaries, with and into a subsidiary of Carrols, with New CFH, LLC as the surviving company and a wholly owned subsidiary of Carrols. In the merger, Cambridge Franchise Holdings, LLC will receive shares of common stock of Carrols comprising 19.9% (or approximately 7.36 million shares) of the shares of common stock of Carrols outstanding immediately prior to the merger and 10,000 shares of a new series of 9% PIK convertible preferred stock of Carrols that will be convertible into approximately 7.45 million shares of common stock of Carrols at a price of $13.50 per share. All of the shares issued to Cambridge Franchise Holdings, LLC in the merger will be subject to restrictions on transfer for a two-year period, subject to certain limited exceptions. Cambridge Franchise Holdings, LLC will also receive the right to nominate two individuals for election to Carrols’ board of directors. The closing of the merger is subject to the satisfaction of certain customary conditions, and the conversion of the preferred stock issued to Cambridge Franchise Holdings, LLC in the merger is subject to the approval of such conversion by Carrols’ stockholders.